Exhibit T3E.2 - Disclosure Statement for Second Modified Third Amended Joint Chapter 11 Plan of Reorganization of GOL Linhas Aéreas Inteligentes S.A. and Its Affiliated Debtors, dated as of March 20, 2025

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

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:
In re:	:	Chapter 11
:
GOL Linhas Aéreas Inteligentes S.A.,	:	Case No. 24-10118 (MG)
et al.,[1]	:
:
Debtors.	:	(Jointly Administered)
:
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Disclosure Statement for SECOND modified third
AMENDED Joint Chapter 11 Plan oF REORGANIZATION OF
GOL Linhas Aéreas Inteligentes S.A. aNd Its Affiliated Debtors

Evan R. Fleck Lauren C. Doyle Bryan V. Uelk MILBANK LLP 55 Hudson Yards New York, NY 10001 Telephone: (212) 530-5000 Facsimile: (212) 530-5219 -and-	Andrew M. Leblanc Erin E. Dexter (admitted pro hac vice) MILBANK LLP 1850 K St. NW, Suite 1100 Washington, DC 20006 Telephone: (202) 835-7500 Facsimile: (202) 263-7586
Gregory A. Bray MILBANK LLP 2029 Century Park East, 33rd Floor Los Angeles, CA 90067 Telephone: (424) 386-4000 Facsimile: (213) 629-5063
Counsel for Debtors and Debtors-in-Possession

[1]	The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number, are: GOL Linhas Aéreas Inteligentes S.A. (N/A); GOL Linhas Aéreas S.A. (0124); GTX S.A. (N/A); GAC, Inc. (N/A); GOL Finance (Luxembourg) (N/A); GOL Finance (Cayman) (N/A); Smiles Fidelidade S.A. (N/A); Smiles Viagens e Turismo S.A. (N/A); Smiles Fidelidade Argentina S.A. (N/A); Smiles Viajes y Turismo S.A. (N/A); Capitânia Air Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (N/A); Sorriso Fundo de Investimento em Cotas de Fundos de Investimento Multimercado Crédito Privado Investimento no Exterior (N/A); and GOL Equity Finance (N/A). The Debtors’ service address is Praça Comandante Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, 04626-020 São Paulo, São Paulo, Federative Republic of Brazil.

Disclosure Statement
Dated March 20, 2025

for the Solicitation of Votes on the Second Modified
Third Amended Joint Chapter 11 Plan of Reorganization
of GOL Linhas Aéreas Inteligentes S.A. and Its Affiliated Debtors

This solicitation of votes is being conducted to obtain sufficient votes for confirmation of the second modified third amended chapter 11 plan of GOL Linhas Aéreas Inteligentes S.A. and its affiliated debtors in the above-captioned chapter 11 cases. The proposed second modified third amended chapter 11 plan (the “Plan”) is attached as Exhibit A to this Disclosure Statement.

The deadline to vote to accept or reject the Plan is 4:00 p.m. (prevailing Eastern time) on May 12, 2025, unless extended by the Debtors. For your vote to be counted, your ballot must be actually received by the solicitation agent before such time as described herein.

The record date for determining which holders of Claims may vote on the Plan is March 12, 2025 (the “Voting Record Date”).

Recommendation: Vote to Accept

Each of the Debtors, through their respective corporate governance processes, have approved the transactions contemplated by the Plan. The Debtors believe the Plan is in the best interests of all stakeholders and recommend that all eligible holders vote to accept the Plan.

Please note that the Official Committee of Unsecured Creditors recommends that all unsecured creditors vote to accept the Plan. A copy of the Committee’s letter to that effect is attached to this Disclosure Statement as Exhibit F (the “Committee Recommendation Letter”).

IMPORTANT NOTICES

A HEARING TO CONSIDER CONFIRMATION OF THE PLAN (THE “CONFIRMATION HEARING”) WILL BE HELD BEFORE THE HONORABLE MARTIN GLENN, CHIEF UNITED STATES BANKRUPTCY JUDGE, AT THE UNITED STATES BANKRUPTCY COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, ONE BOWLING GREEN, COURTROOM 523, NEW YORK, NY 10004 ON MAY 20, 2025 AT 10:00 A.M. (PREVAILING EASTERN TIME), OR AS SOON AS REASONABLY PRACTICABLE THEREAFTER, DEPENDING ON THE BANKRUPTCY COURT’S AVAILABILITY.

PLEASE READ THIS DISCLOSURE STATEMENT, INCLUDING THE PLAN, IN ITS ENTIRETY. A COPY OF THE PLAN IS ANNEXED HERETO AS EXHIBIT A. THIS DISCLOSURE STATEMENT SUMMARIZES THE TERMS OF THE PLAN, BUT SUCH SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE ACTUAL PROVISIONS OF THE PLAN. ACCORDINGLY, IF THERE ARE ANY INCONSISTENCIES BETWEEN THE PLAN AND THIS DISCLOSURE STATEMENT, THE TERMS OF THE PLAN SHALL CONTROL.

HOLDERS OF CLAIMS AND INTERESTS SHOULD NOT CONSTRUE THE CONTENTS OF THIS DISCLOSURE STATEMENT AS PROVIDING ANY LEGAL, BUSINESS, FINANCIAL, OR TAX ADVICE, AND SHOULD CONSULT WITH THEIR OWN ADVISERS BEFORE CASTING A VOTE ON THE PLAN.

THE DEBTORS AND THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS SUPPORT THE PLAN AND URGE ALL PARTIES TO VOTE IN FAVOR OF THE PLAN.

THE SECURITIES TO BE ISSUED PURSUANT TO THE PLAN ON OR AFTER THE EFFECTIVE DATE WILL NOT HAVE BEEN THE SUBJECT OF A REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) UNDER THE SECURITIES ACT OF 1933 (AS AMENDED, THE “SECURITIES ACT”), OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE UNDER THE APPLICABLE STATE SECURITIES LAW OR SIMILAR PUBLIC GOVERNMENTAL OR REGULATORY AUTHORITY IN ANY JURISDICTION. THE ISSUANCE AND DISTRIBUTION OF NEW EQUITY PURSUANT TO THE PLAN WILL BE EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND ANY OTHER APPLICABLE SECURITIES LAWS PURSUANT TO SECTION 1145 OF TITLE 11 OF THE U.S. CODE, 11 U.S.C. §§ 101–1532 (AS AMENDED, THE “BANKRUPTCY CODE”) OR, TO THE EXTENT NOT AVAILABLE, PURSUANT TO THE EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT PROVIDED BY SECTION 4(A)(2) OF THE SECURITIES ACT, INCLUDING POTENTIALLY PURSUANT TO THE SAFE HARBOR PROVIDED BY REGULATION D PROMULGATED UNDER THE SECURITIES ACT AND OTHER APPLICABLE EXEMPTIONS FROM REGISTRATION (AND IN EACH CASE, ON EQUIVALENT STATE LAW REGISTRATION EXEMPTIONS). SUBJECT TO THE APPLICABLE PROVISIONS OF THE NEW ORGANIZATIONAL DOCUMENTS, THESE SECURITIES MAY BE RESOLD WITHOUT REGISTRATION (I) UNDER THE SECURITIES ACT OR OTHER U.S. FEDERAL SECURITIES LAWS PURSUANT TO THE EXEMPTION PROVIDED BY SECTION 4(A)(1) OF THE SECURITIES ACT, UNLESS THE HOLDER IS AN “UNDERWRITER” WITH RESPECT TO SUCH SECURITIES, AS THAT TERM IS DEFINED IN SECTION 1145(B) OF THE BANKRUPTCY CODE, AND (II) UNDER STATE SECURITIES LAWS PURSUANT TO VARIOUS EXEMPTIONS PROVIDED BY THE LAWS OF THE RESPECTIVE U.S. STATES. NEITHER THIS DISCLOSURE STATEMENT NOR ANY OTHER FILINGS WITH THE BANKRUPTCY COURT CONSTITUTE AN OFFER TO SELL SECURITIES (OR A SOLICITATION OF AN OFFER TO ACQUIRE SECURITIES)

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IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED.

NEITHER THIS DISCLOSURE STATEMENT NOR THE SECURITIES TO BE ISSUED PURSUANT TO THE PLAN HAVE BEEN APPROVED OR DISAPPROVED BY THE SEC OR BY ANY STATE SECURITIES COMMISSION, NON-U.S. SECURITIES REGULATOR, SECURITIES EXCHANGE, OR SIMILAR PUBLIC, GOVERNMENTAL, OR REGULATORY AUTHORITY. NEITHER THE SEC NOR ANY OTHER AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DISCLOSURE STATEMENT OR UPON THE MERITS OF THE PLAN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CERTAIN STATEMENTS AND INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT, INCLUDING STATEMENTS INCORPORATED BY REFERENCE, FINANCIAL PROJECTIONS, AND OTHER FORWARD-LOOKING STATEMENTS, CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE BASED ON ESTIMATES AND ASSUMPTIONS. SUCH STATEMENTS CONSIST OF ANY STATEMENT OTHER THAN A RECITATION OF HISTORICAL FACT AND CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY, SUCH AS “MAY,” “EXPECT,” “ANTICIPATE,” “ESTIMATE,” “CONTINUE,” OR THE NEGATIVES OF SUCH TERMINOLOGY, AS WELL AS ANY SIMILAR OR COMPARABLE LANGUAGE. FORWARD-LOOKING STATEMENTS IN THIS DISCLOSURE STATEMENT, INCLUDING ANY FINANCIAL PROJECTIONS, ARE SUBJECT TO ASSUMPTIONS, RISKS, AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE DEBTORS. IMPORTANT ASSUMPTIONS AND OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY INCLUDE, BUT ARE NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DESCRIBED UNDER THE HEADING “RISK FACTORS.” ALL FORWARD-LOOKING STATEMENTS ARE AS OF THE DATE MADE, ARE BASED ON THE DEBTORS’ BELIEFS, INTENTIONS, AND EXPECTATIONS AS OF SUCH DATE, AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE, AND THE TIMING AND AMOUNT OF ACTUAL DISTRIBUTIONS TO HOLDERS OF ALLOWED CLAIMS AND INTERESTS, AMONG OTHER THINGS, MAY BE AFFECTED BY MANY FACTORS THAT CANNOT BE PREDICTED. ACTUAL RESULTS OR DEVELOPMENTS MAY DIFFER MATERIALLY FROM THE EXPECTATIONS EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS, AND THE DEBTORS AND THE DEBTORS AS REORGANIZED UNDERTAKE NO DUTY TO UPDATE ANY SUCH STATEMENTS. THE DEBTORS AND REORGANIZED DEBTORS DO NOT INTEND TO UPDATE OR OTHERWISE REVISE ANY FORWARD-LOOKING STATEMENTS, INCLUDING ANY PROJECTIONS CONTAINED IN THIS DISCLOSURE STATEMENT, TO REFLECT EVENTS OR CIRCUMSTANCES EXISTING OR ARISING AFTER THE DATE OF THIS DISCLOSURE STATEMENT OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS OR OTHERWISE, UNLESS INSTRUCTED TO DO SO BY THE BANKRUPTCY COURT.

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NO INDEPENDENT AUDITOR OR ACCOUNTANT HAS REVIEWED OR APPROVED THE FINANCIAL PROJECTIONS OR THE LIQUIDATION ANALYSIS CONTAINED IN, OR ATTACHED TO, THIS DISCLOSURE STATEMENT.

THE DEBTORS HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR ADVICE, OR TO MAKE ANY REPRESENTATION, IN CONNECTION WITH THE PLAN OR THE DISCLOSURE STATEMENT.

THE STATEMENTS CONTAINED IN THE DISCLOSURE STATEMENT ARE MADE AS OF THE DATE OF THE DISCLOSURE STATEMENT UNLESS OTHERWISE SPECIFIED. THE ENGLISH TEXT IS THE AUTHORITATIVE TEXT OF THIS DISCLOSURE STATEMENT. ALL EXHIBITS TO THIS DISCLOSURE STATEMENT ARE INCORPORATED INTO AND MADE A PART OF THIS DISCLOSURE STATEMENT AS IF SET FORTH IN FULL HEREIN.

THIS DISCLOSURE STATEMENT IS PROVIDED SOLELY TO ASSIST HOLDERS OF CLAIMS AND INTERESTS TO DETERMINE WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN (WHERE APPLICABLE) AND WHETHER TO OBJECT TO CONFIRMATION OF THE PLAN. NOTHING IN THE DISCLOSURE STATEMENT MAY BE USED BY ANY PERSON FOR ANY OTHER PURPOSE.

RELEASES

THE PLAN PROVIDES THAT THE FOLLOWING HOLDERS OF CLAIMS AND INTERESTS (AND THEIR RELATED PARTIES) SHALL BE DEEMED TO HAVE GRANTED THE THIRD-PARTY RELEASE CONTAINED IN ARTICLE IX.E OF THE PLAN: ALL HOLDERS OF CLAIMS OR INTERESTS (I) IN CLASSES THAT ARE EITHER (A) ENTITLED TO VOTE ON THE PLAN (CLASSES 3, 4, 5, 6, 7, 8, 10(A), 10(B), 10(C), 10(D), 10(F), 10(H), 10(I), 10(J), 10(K), AND 11) OR (B) UNIMPAIRED AND DEEMED TO ACCEPT THE PLAN (CLASSES 1, 2, 9, AND, POTENTIALLY, 13 AND 15) AND (II) WHO DO NOT TIMELY ELECT TO OPT OUT OF THE THIRD-PARTY RELEASE CONTAINED IN ARTICLE IX.E OF THE PLAN BY FOLLOWING THE INSTRUCTIONS ON THE APPLICABLE BALLOT OR NOTICE. FOR THE AVOIDANCE OF DOUBT, HOLDERS OF CLAIMS OR INTERESTS IN CLASSES THAT ARE IMPAIRED AND DEEMED TO REJECT THE PLAN (CLASSES 10(E), 10(G), 10(L), 10(M), 12, 14, AND, POTENTIALLY, 13 AND 15) WILL NOT BE BOUND BY THE THIRD-PARTY RELEASE CONTAINED IN ARTICLE IX.E OF THE PLAN.

FOR MORE INFORMATION ABOUT SUCH RELEASES AND HOW TO OPT OUT THEREOF, PLEASE REFER TO SECTIONS VI.H, VII.C, AND VIII.E OF THIS DISCLOSURE STATEMENT.

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Table of contents

Page

SECTION I. Introduction and overview of the plan	1
A.	The Adequacy of Disclosure	1
B.	Overview of Proposed Restructuring	2
C.	Summary of Classification and Estimated Recoveries of Claims and Interests Under the Plan	5
D.	Voting on the Plan and Opting Out of the Third-Party Release	7
E.	Inquiries	9
F.	Additional Information	9
SECTION II. Overview of the Debtors’ Operations	10
A.	Business Overview	10
1.	General Overview	10
2.	Overview of Operations	10
3.	Employees	11
4.	Route Network	11
5.	Passenger Revenue	12
6.	Smiles	12
7.	Cargo	13
8.	Competition	13
9.	Strengths Going Forward	14
B.	Intercompany Transactions	15
C.	Corporate and Capital Structure	15
1.	Corporate Structure	15
2.	Capital Structure	16
SECTION III. Key Events Leading to the Chapter 11 Cases	22
A.	Boeing 737 MAX 8 Grounding	22
B.	COVID-19 Pandemic	22
C.	Interest Rate and Credit Environment	23
D.	Glide Notes	23
E.	Abra Transaction	23
F.	Prepetition Outreach	24
SECTION IV. Overview of the Chapter 11 Cases	25
A.	Commencement of Chapter 11 Cases and First Day Motions	25
B.	Procedural Motions	26
C.	Retention of Chapter 11 Professionals	26
D.	Restructuring Committee Formation and Commencement of Its Investigation	27
E.	Approval of DIP Facility and Use of Certain Cash Collateral	31
F.	Appointment of Creditors’ Committee	33
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G.	Fleet Restructuring	33
H.	Exclusivity	35
I.	Schedules and Claims Bar Dates	35
J.	LATAM Dispute	35
K.	Settlements with Certain Banks	36
L.	Business Plan	37
M.	Brazilian Tax Settlement Agreement	37
N.	Abra and Azul Memorandum of Understanding	38
O.	Diligence Sought by Certain Noteholders	39
SECTION V. Plan support agreement and SETTLEMENT	41
A.	Restructuring Negotiations, Committee Investigation into Prepetition Transactions, and Execution of the Plan Support Agreement	41
B.	Value of New Equity	44
C.	Value of 2026 Senior Secured Notes Claims	45
D.	Allocation of Value Among Classes 10(a)–(m) – General Unsecured Claims	46
SECTION VI. Summary of THE Plan	47
A.	Administrative Expenses and Other Unclassified Claims	47
1.	Administrative Expenses	47
2.	Professional Fees	48
3.	DIP Facility Claims	49
4.	DIP Fees and Expenses	50
5.	Priority Tax Claims	50
B.	Classification and Treatment of Claims and Interests	51
1.	Classification of Claims and Interests	51
2.	Treatment of Claims and Interests	51
3.	Special Provision Governing Unimpaired Claims	62
4.	Subordination of Claims	63
5.	Third-Party Beneficiaries / Derivative Claimants	63
6.	Abra Noteholder Claims	63
7.	Banco Pine and Banco Rendimento Settlements	63
8.	Tax Agreement	63
9.	Boeing Agreement	64
C.	Acceptance or Rejection of Plan	64
1.	Confirmation Pursuant to Sections 1129(a)(10) and 1129(b) of the Bankruptcy Code	64
2.	Voting Classes	64
3.	Presumed Acceptance by Non-Voting Classes	64
4.	Presumed Acceptance by Unimpaired Classes	64
5.	Deemed Rejection by Impaired Classes	65
6.	Elimination of Vacant Classes	65
7.	Controversy Concerning Impairment	65
D.	Means for Implementation of Plan	65
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1.	General Settlement of Claims and Interests	65
2.	Restructuring Transactions	65
3.	Sources of Consideration for Plan Distributions	66
4.	General Unsecured Claimholder Distribution	72
5.	Corporate Existence	74
6.	Vesting of Assets in the Reorganized Debtors	74
7.	Cancellation of Loans, Securities, and Agreements	74
8.	Corporate and Other Entity Action	76
9.	New Organizational Documents	77
10.	Directors and Officers of Reorganized Debtors	77
11.	Effectuating Documents; Further Transactions	78
12.	Section 1146 Exemption	78
13.	Preservation of Causes of Action	79
E.	Treatment of Executory Contracts and Unexpired Leases	79
1.	Assumption and Rejection of Executory Contracts and Unexpired Leases	79
2.	Aircraft Leases	80
3.	Cure of Defaults for Executory Contracts and Unexpired Leases Assumed	82
4.	Dispute Resolution	82
5.	Rejection Damages Claims	83
6.	Insurance Policies & Indemnification Obligations	83
7.	Modifications, Amendments, Supplements, Restatements, or Other Agreements	85
8.	Reservation of Rights	85
9.	Contracts and Leases (other than Aircraft Leases) Entered into After Petition Date	85
10.	Compensation and Benefits Plans	85
F.	Procedures for Resolving Contingent, Unliquidated, and Disputed Claims	86
1.	Allowance of Claims and Interests	86
2.	Claims Administration Responsibilities	86
3.	General Unsecured Claim Observer	86
4.	Estimation of Claims	87
5.	Adjustment to Claims Register Without Objection	88
6.	Time to File Objections to Claims	88
7.	Disallowance of Claims	88
8.	Amendments to Claims	88
9.	No Distributions Pending Allowance	88
10.	Distributions After Allowance	89
11.	Disputed Claims Reserve	89
12.	Claims Resolution Procedures Cumulative	90
G.	Provisions Governing Distributions	90
1.	Timing and Calculation of Amounts to Be Distributed	90
2.	Disbursing Agent	91
3.	Rights and Powers of Disbursing Agent	91
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4.	Delivery of Distributions and Undeliverable or Unclaimed Distributions	91
5.	Exemption from Securities Laws	95
6.	Compliance with Tax and Antitrust Requirements	95
7.	No Postpetition Interest on Claims and Interests	96
8.	Setoffs and Recoupment	96
9.	Claims Paid or Payable by Third Parties	96
10.	Allocation Between Principal and Accrued Interest	97
H.	Settlement, Release, Injunction, and Related Provisions	97
1.	Compromise and Settlement	97
2.	Discharge of Claims and Termination of Interests	98
3.	Release of Liens	98
4.	Release by the Debtors	98
5.	Releases by Holders of Claims or Interests	100
6.	Exculpation	101
7.	Injunction	102
8.	Additional Provisions Regarding SEC	103
SECTION VII. Solicitation and Voting Procedures	103
A.	Parties Entitled to Vote	103
B.	Distribution of Notices to Holders of Claims and Interests in Non-Voting Classes and Holders of Disputed Claims	105
C.	Voting and Third-Party Release Opt-Out Procedures	107
1.	Beneficial Holders	108
2.	Nominees	109
3.	Tabulation of Votes	111
4.	Fiduciaries and Other Representatives	111
D.	Multiple Claims Within Class	112
E.	Agreements upon Furnishing Ballots	112
F.	Withdrawal or Change of Votes on Plan	112
G.	Waivers of Defects, Irregularities, etc.	112
H.	Requirement to File a Proof of Claim	113
I.	Further Information; Additional Copies	113
SECTION VIII. Confirmation of the Plan	113
A.	Confirmation Hearing	113
B.	Objections to Confirmation	113
C.	Requirements for Confirmation of Plan – Consensual Confirmation	115
1.	Feasibility	115
2.	Best Interests Test	116
D.	Requirements for Confirmation of Plan – Non-Consensual Confirmation	116
1.	Unfair Discrimination	117
2.	Fair and Equitable	117
E.	Summary of Release, Injunction, and Exculpation Provisions	118
1.	Debtor Release	119
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2.	Third-Party Release	120
3.	Exculpation	123
4.	Injunction	124
SECTION IX. Risk Factors	125
A.	Bankruptcy Law Considerations	125
B.	Risks Associated with the Debtors’ Business and Industry	128
C.	Other Risks Related to Operations	133
D.	Risks Relating to Brazil	135
E.	Risks Related to Existing GLAI Equity Interests	138
F.	Risks Related to Ownership of New Equity	138
G.	Risks Related to Exit Notes, Incremental New Money Exit Financing, and Other Debt Obligations	142
H.	Risks Affecting the Value of Plan Distributions	144
I.	Other Risks	145
SECTION X. Transfer Restrictions and Consequences Under Federal Securities Laws	146
A.	1145 Securities	146
B.	Section 4(a)(2) Securities	148
SECTION XI. Certain Tax Consequences of Plan	151
A.	U.S. Holders of Addressed Claims	153
B.	Consequences of Owning and Disposing of New Debt and New Equity	156
1.	Ownership of the New Debt	156
2.	Sale or Other Taxable Disposition of the New Debt	159
3.	Exchange of Exchangeable Take-Back Notes	160
4.	Distributions on New Equity	161
5.	Sale, Exchange, or Other Taxable Disposition of New Equity	162
6.	Possible Treatment of New GOL Parent as a Passive Foreign Investment Company	162
C.	Accrued Interest	163
D.	Market Discount	164
E.	Information Reporting and Backup Withholding	164
F.	Importance of Obtaining Professional Tax Assistance	165
SECTION XII. CERTAIN brazilian TAX CONSIDERATIONS	165
A.	Brazilian Tax Consequences of the Consideration	166
1.	Non-Resident Holders	166
2.	Resident Holder	167
B.	Consequences of Owning or Disposing the New Debt and the New Equity	168
1.	Ownership of the New Debt	168
2.	Sale, Exchange, or Disposition of the New Debt	169
3.	Ownership of the New Equity	170
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4.	Sale, Exchange, or Other Disposition of New Equity	170
5.	Discussion on Favorable Tax Jurisdiction	171
C.	Other Brazilian Tax Considerations	172
D.	Stamp, Transfer, or Similar Taxes	172
E.	Importance of Obtaining Professional Tax Assistance	173
SECTION XIII. CERTAIN LUXEMBOURG INCOME TAX CONSIDERATIONS	173
A.	Certain Luxembourg Tax Consequences for Debtors of the Addressed Claims and the New Debt	174
B.	Certain Luxembourg Tax Consequences for Holders of Addressed Claims, the New Debt, and the New Equity	175
1.	Certain Luxembourg Tax Consequences for Holders in Relation with Exchange of Addressed Claim	175
2.	Certain Luxembourg Tax Consequences for Holders in Relation with the Conversion of the Exchangeable Take-Back Notes into New Equity	175
3.	Withholding Tax	175
4.	Taxes on Income and Capital Gains	176
5.	Net Wealth Tax	179
6.	Other Taxes and Duties	179
7.	Importance of Obtaining Professional Tax Assistance	179
SECTION XIV. Alternatives to Confirmation and Consummation of Plan	180
A.	Liquidation Under Chapter 7 or Chapter 11 of Bankruptcy Code	180
B.	Alternative Chapter 11 Plans	181
C.	Sale Under Section 363 of the Bankruptcy Code	181
D.	Dismissal and Local Liquidation or Dissolution	181

SECTION XV. Conclusion and Recommendation	182

Exhibit A: Plan

Exhibit B: Organizational and Capital Structure Chart

Exhibit C: Liquidation Analysis

Exhibit D: Financial Projections

Exhibit E: Plan Support Agreement

Exhibit F: Committee Recommendation Letter

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SECTION I.

Introduction and overview of the plan

GOL Linhas Aéreas Inteligentes S.A. (“GLAI”) and its affiliated debtors and debtors in possession (collectively, and together with GLAI, the “Debtors” or the “Company”) submit this disclosure statement (as may be amended from time to time, the “Disclosure Statement”) in connection with the solicitation of votes (the “Solicitation”) on the Second Modified Third Amended Joint Chapter 11 Plan of Reorganization of GOL Linhas Aéreas Inteligentes S.A. and Its Affiliated Debtors, dated March 20, 2025, which is attached hereto as Exhibit A (the “Plan”).[2]

The primary purpose of this Disclosure Statement is to enable the Debtors’ creditors that are entitled to vote on the Plan to make an informed decision on whether to vote to accept or reject the Plan. This Disclosure Statement summarizes the Plan, certain documents related to the Plan, relevant statutory provisions, and events that occurred in the Debtors’ chapter 11 cases (the “Chapter 11 Cases”).

A.	The Adequacy of Disclosure

Section 1125 of the Bankruptcy Code requires that, before soliciting votes on a proposed chapter 11 plan, the plan proponent must prepare a written disclosure statement containing information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment regarding acceptance or rejection of the plan.

The Disclosure Statement complies with section 1125 of the Bankruptcy Code as it includes, without limitation, information about:

•	the Debtors’ organizational structure, business operations, prepetition indebtedness, and assets and liabilities (Section II hereof);
•	the events leading to the filing of these cases (Section III hereof);
•	the commencement of these chapter 11 cases and their objectives and the major events that have occurred during the Chapter 11 Cases (Section IV hereof);
•	the Plan Support Agreement and the Plan Settlement (Section V hereof);
•	the classification and treatment of Claims and Interests under the Plan, including identification of the Claims entitled to vote on the Plan, and the projected recoveries under the Plan (Section VI.B. hereof);
•	the means for implementation of the Plan (Section VI.D. hereof);

[2]	Capitalized terms used in the Disclosure Statement, but not defined herein, have the meanings ascribed to them in the Plan. To the extent there are any inconsistencies between the Disclosure Statement and the Plan, the Plan governs.

•	the exculpations, releases and injunctions contained in the Plan (Sections VI.H and VIII.E hereof);
•	the solicitation and voting procedures for the Plan, including instructions on how to opt out of the Third-Party Release (Section VII hereof);
•	the statutory requirements for confirming the Plan (Section VIII hereof);
•	certain risk factors that holders of Claims should consider before voting on the Plan (Section IX hereof);
•	certain restrictions and consequences under federal securities laws (Section X hereof);
•	certain tax consequences of the Plan (Sections XI-XIII hereof); and
•	alternatives to confirmation and consummation of the Plan (Section XIV hereof).

On March 20, 2025, the Bankruptcy Court entered the order [Docket No. 1388] (the “Disclosure Statement Order”) approving this Disclosure Statement as containing “adequate information,” i.e., information of a kind and in sufficient detail to enable a hypothetical reasonable investor to make an informed judgment about the Plan.

B.	Overview of Proposed Restructuring

The Debtors commenced these Chapter 11 Cases to accomplish a comprehensive restructuring of their balance sheet and operations following years of financial and operational difficulties following the COVID-19 pandemic and grounding of Boeing 737-8 MAX aircraft—which comprise a significant portion of the Debtors’ fleet. The Debtors believe that the post-emergence enterprise will have the ability to withstand the challenges and volatility of the airline industry and to succeed as a leading carrier in Latin America.

The Plan is the result of extensive good faith negotiations among the Debtors, led by the restructuring committee of GLAI’s board of directors (the “Restructuring Committee”), and the Debtors’ key economic stakeholder groups. The Plan is supported by, among others, the Committee and Abra (the Debtors’ largest prepetition secured lender and equity holder).

The Plan implements the operational restructuring that the Company has been undergoing over the course of the last year while benefitting from the tools of chapter 11 and provides for a comprehensive restructuring of the Company’s balance sheet and significant investment of new capital in the Company’s business. The transactions contemplated in the Plan will strengthen the Company by substantially reducing its debt, increasing its cash flow, and enhancing operations for future growth. More specifically:

•	the Company will significantly deleverage its balance sheet by converting into equity, or otherwise extinguishing, approximately $1.7 billion of prepetition funded debt and up to $850 million of other obligations;
2

•	Abra, the Debtors’ largest secured creditor and GLAI’s majority prepetition economic interest holder, has agreed to equitize a significant portion of its claims in exchange for approximately $950-$1,050 million in New Equity, which amounts to approximately 76-81% of the New Equity as of the Effective Date. In addition, Abra will receive $850 million of take-back debt, of which $250 million will be mandatorily exchangeable into New Equity on or after the 30-month anniversary of the Effective Date conditioned on the Debtors having achieved certain valuation metrics, which would result in Abra holding approximately $1.2-$1.3 billion in New Equity, or approximately 80-84% of the New Equity (prior to any mandatory exchange and/or redemption which may occur). The percentage of Abra’s New Equity holdings is subject to dilution by any Incremental New Money Equity issued and varies based upon timing of emergence due to on-going accrual of adequate protection payments of in-kind interest, as well as an agreement to provide up to an additional approximately $75 million of value in New Equity to holders of General Unsecured Claims, which today reflects 50% of the difference between the aggregate amount of value to be distributed under the Plan to the holders of Allowed 2026 Senior Secured Notes Claims and $252,565,388.89;
•	the Debtors intend to raise up to $1.9 billion of new capital in the form of (i) the Exit Notes to repay the DIP Facility and (ii) Incremental New Money Exit Financing to provide incremental liquidity to support the Reorganized Debtors’ business strategy following their emergence from chapter 11;
•	certain other secured obligations will be exchanged for take-back debt;
•	the Debtors will assume their restructured Aircraft Leases in accordance with the Lessor Agreements that have already been negotiated and agreed; and
•	unsecured creditors will receive New Equity valued at up to approximately $235 million (and possibly more, depending upon the resolution of certain issues).

As noted herein, the Plan is the result of extensive, good faith negotiations among the Debtors, the Committee, and Abra. Before engaging in Plan negotiations, the Committee conducted an extensive, months long investigation into the Debtors’ prepetition transactions, including Abra’s private debt investment in the Company which closed in March 2023 (the “Abra Transaction”), discussed further below. As part of that investigation, the Committee provided various parties in interest, including the Debtors and Abra, with a list of claims, which the Committee believed could be asserted in connection with the Abra Transaction, among other potential claims and causes of action. See Stipulation and Agreed Order Between the Debtors, the Official Committee of Unsecured Creditors, the Prepetition Agents, the DIP Lenders, and Abra Group Limited Extending the Challenge Period [Docket No. 596] (the “Initial Challenge Period Stipulation”). Thereafter, the Debtors, the Committee, and Abra engaged in months of extensive, productive negotiations, which ultimately culminated in an agreement on the terms of the Plan.

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Accordingly, the Plan represents a settlement of many complex legal issues, the litigation of which would have significantly lengthened the Debtors’ Chapter 11 Cases, depleted their assets, and risked the Debtors’ ability to consummate a successful restructuring. Among the many complex issues that the parties analyzed and agreed to settle pursuant to the Plan is how intercompany claims will be treated under the Plan, and the resulting proper allocation of value to be received by general unsecured creditors among the Debtors’ estates. Ultimately, the parties agreed on an allocation of the General Unsecured Claimholder Distribution among the Debtors’ estates in a manner that they believe reasonably resolves these issues and treats all unsecured creditors fairly and equitably.

The New Equity issued in accordance with the Plan will be issued at New GOL Parent, a new entity to be formed or acquired on or prior to the Effective Date to hold, directly or indirectly through one or more entities, 100% of the equity interests in Reorganized GLAI (excluding the Existing GLAI Equity Interests and any equity issued through the GLAI Preemptive Rights Offering). It is currently contemplated that New Equity will not be traded on any public listing exchange on the Effective Date, and New GOL Parent is contemplated to be structured as a company organized under the laws of Luxembourg, with a subsidiary intermediate holding company organized under the laws of Brazil, for tax and other corporate reasons. Among other potential benefits, this structure may enable future sales of shares of New GOL Parent to be exempted from capital gains taxes in certain jurisdictions, may allow claims to be capitalized into Reorganized GLAI without creating certain tax implications, and may facilitate potential future dividend payments by Reorganized GLAI. For the avoidance of doubt, the jurisdiction of organization of New GOL Parent, its capitalization, and whether New Equity is publicly traded is subject to change as agreed among the Debtors, Abra, and the Committee in a manner designed to maximize the liquidity of New Equity and minimize cost, and such terms will be disclosed in the Plan Supplement. The New Equity issued as part of the General Unsecured Claimholder Distribution and, if applicable, to holders of the 2026 Senior Secured Notes Claims shall be mandatorily redeemed or exchanged in accordance with Article V.D.3 of the Plan.

The New Equity will be held through DTC. Transfers of the New Equity outside of DTC will be subject to restrictions on transfers to the extent such transfer would subject the Reorganized Debtors or Abra to the registration and reporting requirements of the Securities Act and the Securities Exchange Act. The Debtors will make certain public disclosures regarding the New Equity through quarterly and annual financial statements and implement other procedures intended to provide liquidity for the New Equity on terms to be agreed among the Debtors, Abra, and the Committee. At least once following the Effective Date, at a time to be set forth in the Plan Supplement and subject to applicable law, New GOL Parent will send a notice to its shareholders inquiring whether certain shareholders desire to purchase or dispose any of their equity interests of New GOL Parent, and the desired terms for such transactions. To the extent that any shareholders offer to buy shares at a price that exceeds the price that any shareholders offer to sell their shares, New GOL Parent will facilitate a possible transaction, thereby allowing such shareholders to transact with one another, subject to certain procedures and conditions. The Reorganized Debtors can provide no assurances that this notice and facilitation process will result in any purchases or sales of equity interests as that will depend on many factors outside the control of the Reorganized Debtors, including market conditions.

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In developing the Plan, the Debtors conducted a careful review of their existing business operations and compared their projected value as an ongoing business enterprise with their projected value in a liquidation scenario, as well as the estimated recoveries for the holders of Allowed Claims and Interests in each of these scenarios. The Debtors concluded that the potential recoveries for the holders of Allowed Claims and Interests would be maximized by the Reorganized Debtors’ continued operation as a going concern through the implementation of the Plan. The Debtors believe their business and assets have significant value that would not be realized in a liquidation. Moreover, the Debtors believe that any alternative to the Plan, such as an asset sale or attempts by another party to file an alternative plan, could result in significant delay, execution risk, and additional costs, including litigation costs, ultimately lowering the recoveries for the holders of Allowed Claims and Interests. Accordingly, it is the Debtors’ opinion that confirmation and implementation of the Plan is in the best interests of the Debtors’ estates and all stakeholders.

THE DEBTORS AND THE COMMITTEE RECOMMEND THAT, TO THE EXTENT THEY ARE ENTITLED TO VOTE, CREDITORS VOTE TO ACCEPT THE PLAN.

C.	Summary of Classification and Estimated Recoveries of Claims and Interests Under the Plan

The following table summarizes the classification of Allowed Claims and Interests and the estimated recoveries of their holders under the Plan. Although every reasonable effort was made to be accurate, the projections of recoveries are only estimates. The final amounts of Allowed Claims and Interests may vary from the estimates in this Disclosure Statement, including as a result of, among other things, the liquidation of unliquidated amounts, the resolution of Disputed Claims at amounts higher than estimated by the Debtors, and Claims asserted on account of alleged damages arising from the rejection of any Executory Contract or Unexpired Lease. As a result of the foregoing and other uncertainties inherent in estimating Claims and recovery on Interests, the estimated recoveries contained in this Disclosure Statement may vary from the actual recoveries realized. In addition, the ability of holders of Allowed Claims and Interests to receive distributions under the Plan depends upon, among other things, the ability of the Debtors to obtain confirmation of the Plan and to meet the conditions to its effectiveness. For additional explanation regarding the terms of the Plan and the treatment of Allowed Claims and Interests thereunder, please refer to the discussion in Section VI, entitled “Summary of the Plan,” as well as the Plan itself, which is attached to this Disclosure Statement as Exhibit A. The below table is qualified in its entirety by reference to the full text of the Plan.

Class	Claims or Interests	Status	Voting Rights	Estimated Recovery[3]
1	Priority Non-Tax Claims	Unimpaired	Presumed to accept	100%
2	Other Secured Claims	Unimpaired	Presumed to accept	100%
3	2028 Notes Claims	Impaired	Entitled to vote	65%

[3]	The estimated recoveries for Classes 10(a)–(m) are based on an assumed distribution of $235 million of value, which may be less or more depending on the resolution of certain contingencies set forth in the Plan.
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Class	Claims or Interests	Status	Voting Rights	Estimated Recovery[3]
4	2026 Senior Secured Notes Claims	Impaired	Entitled to vote	40%
5	Glide Notes Claims	Impaired	Entitled to vote	100%
6	Debenture Banks Claims	Impaired	Entitled to vote	100%
7	AerCap Secured Note Claims	Impaired	Entitled to vote	100%
8	Safra Claims	Impaired	Entitled to vote	100%
9	Non-U.S. General Unsecured Claims	Unimpaired	Presumed to accept	100%
10(a)	GLAI General Unsecured Claims	Impaired	Entitled to vote	0.9% - 1.1%
10(b)	GLA General Unsecured Claims	Impaired	Entitled to vote	8.1% - 11.0%
10(c)	GFL General Unsecured Claims	Impaired	Entitled to vote	18.9% - 21.0%
10(d)	GFC General Unsecured Claims	Impaired	Entitled to vote	3.4% - 3.8%
10(e)	GEF General Unsecured Claims	Impaired	Deemed to reject	0%
10(f)	GAC General Unsecured Claims	Impaired	Entitled to vote	3.6% - 6.3%
10(g)	GTX General Unsecured Claims	Impaired	Deemed to reject	0%
10(h)	Smiles Fidelidade General Unsecured Claims	Impaired	Entitled to vote	100%
10(i)	Smiles Viagens General Unsecured Claims	Impaired	Entitled to vote	100%
10(j)	Smiles Argentina General Unsecured Claims	Impaired	Entitled to vote	100%
10(k)	Smiles Viajes General Unsecured Claims	Impaired	Entitled to vote	100%
10(l)	CAFI General Unsecured Claims	Impaired	Deemed to reject	0%
10(m)	Sorriso General Unsecured Claims	Impaired	Deemed to reject	0%
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Class	Claims or Interests	Status	Voting Rights	Estimated Recovery[3]
11	General Unsecured Convenience Class Claims	Impaired	Entitled to vote	15%
12	Subordinated Claims	Impaired	Deemed to reject	0%
13	Intercompany Claims	Impaired/ Unimpaired	Deemed to reject/ presumed to accept	N/A
14	Existing GLAI Equity Interests	Impaired	Deemed to reject	N/A
15	Intercompany Interests	Impaired/ Unimpaired	Deemed to reject/ presumed to accept	N/A
D.	Voting on the Plan and Opting Out of the Third-Party Release

Under the Bankruptcy Code, only holders of Claims and Interests that are “Impaired” and that receive or retain any property under the Plan are entitled to vote to accept or reject the Plan. Holders of Claims and Interests that are not Impaired under the Plan are conclusively presumed to accept the Plan in accordance with section 1126(f) of the Bankruptcy Code and are not entitled to vote on the Plan. Additionally, holders of Claims and Interests that are Impaired under the Plan and will neither receive nor retain any property under the Plan are conclusively presumed to reject the Plan in accordance with section 1126(g) of the Bankruptcy Code and are not entitled to vote on the Plan.

Accordingly, only holders of Claims in Classes 3, 4, 5, 6, 7, 8, 10(a), 10(b), 10(c), 10(d), 10(f), 10(h), 10(i), 10(j), 10(k), and 11 (the “Voting Classes”) are entitled to vote on the Plan. In accordance with the Disclosure Statement Order, the solicitation package of materials (the “Solicitation Package”) distributed to all holders of Claims in the Voting Classes contains the following:

•	a cover letter;
•	the notice of the Confirmation Hearing;
•	the approved Disclosure Statement (and all exhibits thereto, including the Plan);
•	the Disclosure Statement Order (excluding exhibits other than the Solicitation and Voting Procedures attached as Exhibit 1);
•	a ballot (each a “Ballot”) (and, where appropriate, a Master Ballot (as defined in Section VII.C.1)), instructions on how to complete the Ballot (or Master Ballot) (including how to opt out of the Third-Party Release), and a pre-paid, pre-addressed return envelope (where applicable); and
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•	such other materials as the Bankruptcy Court may direct to include in the Solicitation Package.

The Debtors are not soliciting votes from holders of Claims and Interests in Classes 1, 2, 9, 10(e), 10(g), 10(l), 10(m), 12, 13, 14, and 15 (the “Non-Voting Classes”). As such, holders of Claims or Interests in the Non-Voting Classes will not be receiving the Solicitation Package. Instead, holders of Claims or Interests in certain Non-Voting Classes will receive the appropriate form of notice of non-voting status (each, a “Notice of Non-Voting Status”), which will include a release opt-out form (the “Release Opt-Out Form”) attached as an exhibit to the Notice of Non-Voting Status, as described in Section VII.

The Plan provides, among other things, that absent an election to opt out on your Ballot or Release Opt-Out Form, the following holders of Claims and Interests (and their Related Parties (as defined below)) will release certain non-Debtors from certain claims and causes of action (the “Third-Party Release”):

•	all holders of Claims entitled to vote on the Plan who (i) either vote to accept the Plan, vote to reject the Plan, or do not vote to accept or reject the Plan, and (ii) do not elect to opt out of granting the Third-Party Release by checking the box on the applicable Ballot; and
•	all holders of Claims or Interests (i) that are Unimpaired under the Plan and (ii) who do not elect to opt out of granting the Third-Party Release by checking the box on the Release Opt-Out Form attached to the applicable Notice of Non-Voting Status.

Holders of Claims or Interests in Non-Voting Classes that are Impaired and deemed to reject the Plan will not be bound by the Third-Party Release in their capacity as holders of such Claims or Interests and, as such, do not need to opt out of such release.

For your vote and/or election to opt out of the Third-Party Release to be counted, the applicable Ballot or Release Opt-Out Form reflecting your vote and/or opt-out election must be properly executed in accordance with the instructions set forth on the applicable Ballot or Release Opt-Out Form and must be actually received by the Solicitation Agent (as defined below) by no later than 4:00 p.m. (prevailing Eastern time) on May 12, 2025 (the “Voting Deadline”).

Ballots and Release Opt-Out Forms may be delivered to the Solicitation Agent either (i) by first class mail, overnight carrier, or personal delivery to GOL Ballot Processing Center, c/o Kroll Restructuring Administration LLC, 850 3rd Avenue, Suite 412, Brooklyn, NY 11232, or (ii) via the online balloting portal at: https://cases.ra.kroll.com/GOL (the “E-Ballot Portal”); provided that Master Ballots and “pre-validated” Beneficial Holder Ballots (both as defined below) may be submitted only via hard copy submission as set forth above in (i) or electronic mail to GOLBallots@ra.kroll.com (with “GOL Ballot Submission” in the subject line).

Delivery of a Ballot (other than Master Ballots or “pre-validated” Beneficial Ballots) or Release Opt-Out Form to the Solicitation Agent by electronic mail, facsimile, or other means of electronic submission (except as set forth above) will not be valid.

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The Debtors encourage all holders of Claims and Interests entitled to vote on the Plan and/or opt out of the Third-Party Release to use the Solicitation Agent’s E-Ballot Portal to submit their Ballots and Release Opt-Out Forms, as applicable. If you elect to deliver your vote and/or opt-out election by mail, it is recommended that you use an air courier with a guaranteed next day delivery or registered mail, properly insured, with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

For additional information regarding the procedures and instructions for voting on the Plan and opting out of the Third-Party Release, please refer to Section VII, entitled “Solicitation and Voting Procedures” as well as the Solicitation and Voting Procedures attached to the Disclosure Statement Order as Exhibit 1 (the “Solicitation and Voting Procedures”).

E.	Inquiries

If you have questions about your Solicitation Package or Notice of Non-Voting Status, as applicable, or if you are a holder of a Claim in a Voting Class and you did not receive a Ballot, received a damaged Ballot, or lost your Ballot, please contact Kroll Restructuring Administration LLC (“Kroll” or the “Solicitation Agent”) by phone at 844.553.2247 (U.S./Canada) (toll free) or +1.646.777.2315 (International) or by e-mail to GOLInfo@ra.kroll.com (with “GOL Solicitation Inquiry” in the subject line).

Additional copies of this Disclosure Statement, the Plan, and documents in the Plan Supplement (when filed) are available upon written request made to the Solicitation Agent at the following address:

GOL Linhas Aéreas Inteligentes S.A. Ballot Processing Center

c/o Kroll Restructuring Administration LLC

850 Third Avenue, Suite 412

Brooklyn, NY 11232

Copies of this Disclosure Statement, the Plan, and the Plan Supplement (when filed) are also available on the Solicitation Agent’s website, https://cases.ra.kroll.com/GOL.

Please do not direct inquiries to the Bankruptcy Court.

F.	Additional Information

The Company currently files foreign private issuer reports with, and furnishes other information to, the SEC. Copies of any document filed with the SEC may be obtained by visiting the SEC website at http://www.sec.gov and performing a search for “GOL” under the “Company Filings” link.

Additionally, the Company also files financial reports with, and furnishes other information to, the Comissão de Valores Mobiliários (the “CVM”).  Copies of any document filed with the CVM may be obtained by visiting the CVM website at https://www.gov.br/cvm/pt-br/assuntos/regulados/consultas-por-participante/companhias and performing a search for “GOL

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LINHAS AEREAS INTELIGENTES SA” on the tab “Informações Periódicas e Eventuais Enviadas à CVM.”

SECTION II.
Overview of the Debtors’ Operations

A.	Business Overview
1.	General Overview

The Company was founded in 2000 and commenced operations in 2001, when its founder, Constantino de Oliveira Junior, pioneered the low-cost carrier concept in Brazil, seeking to bring competitively priced air travel options to Brazilians. For more than two decades, the Company has successfully done just that.

The Company has been a critical supporter for the growth of air travel in Brazil. Between 2001 and 2019, Brazil’s domestic passenger market grew 3.2 times, from 30.8 million passengers in 2001 to 95.3 million in 2019. In 2023, there were over 83 million domestic passengers. Today, Brazil is the fifth largest worldwide domestic air travel market.

The Company is one of Brazil’s three largest domestic airlines by market share, one of the leading low-cost carriers in South America, and one of the largest low-cost carriers globally. As of November 2024, the Company serves over sixty domestic destinations and thirteen destinations in nine countries outside of Brazil. In addition to its own route network, the Company maintains agreements with other airlines to offer their passengers more choices when traveling to international destinations. The Company operates a frequent flyer program under the “Smiles” brand and provides air freight services under the “GOLLOG” brand.

2.	Overview of Operations

The Company primarily offers domestic scheduled flights, targeting both corporate and leisure travelers. It maintains a strong presence in urban premium markets, including São Paulo, Rio de Janeiro, and Brasilia. The Company also serves select international markets and maintains relationships with other airlines to provide more choices to their passengers. In addition, the Company generates revenue through the Smiles loyalty program and the GOLLOG cargo and courier transportation operations.

On the next page is a map of the Debtors’ flight routes as of December 2024:

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3.	Employees

As of November 2024, the Company had approximately 14,768 employees.

The Company’s employees have the right under local law to join a labor union and to collective bargaining. The Brazilian employees are represented by eleven unions. A national aviators’ union represents Brazil’s pilots and flight attendants, and other regional aviation unions represent ground employees. Approximately one-third of the Company’s employees are members of unions; although, the unions in Brazil protect the rights of all employees within the applicable sector, regardless of whether the employees are members of a union. In Brazil, negotiations regarding cost-of-living wages and salary increases are conducted annually between the workers’ unions and a national association of airline companies. There is no salary differential or seniority pay escalation among the Company’s pilots. Work conditions and maximum work hours are regulated by government legislation and are not the subject of labor negotiations. Since the commencement of the Company’s operations, there has not been a single work stoppage initiated by its employees. The Company is committed to complying with all collective bargaining agreements with their employees and related unions.

4.	Route Network

As of January 2025, the Company’s network comprises over sixty-four domestic destinations in Brazil and sixteen international destinations in Argentina, Aruba, Bolivia, Colombia, Costa Rica, the Dominican Republic, Mexico, Paraguay, Suriname, the United States, and Uruguay. The Company’s domestic network is focused on the large urban markets of São

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Paulo, Rio de Janeiro, Brasilia, and Salvador. The Company offers approximately 650 flights per day.

In São Paulo, the Company operates out of the city’s two main airports, Congonhas–Deputado Freitas Nobre Airport and Guarulhos–Governor André Franco Montoro International Airport, and offers approximately 200 daily departures from these airports. In Rio de Janeiro, the Company offers flights from both Galeão–Antonio Carlos Jobim International Airport and Santos Dumont Airport, totaling approximately eighty-five daily departures from these airports. From Brasilia and Salvador, the Company offers approximately fifty-five and forty daily departures, respectively.

The Company’s domestic network offers significant connectivity between Brazilian regions, high frequencies at preferred airports, and a strong presence in the highest demand markets. Unlike many other low-cost carriers, the Company offers a combination of hub-and-spoke and point-to-point flights. This combination allows the Company to quickly respond to changes in customer preferences and to achieve high aircraft utilization and load factors.

Internationally, the Company’s network offers approximately twenty daily roundtrips. The Company serves five airports and four cities in Argentina, two cities in the United States, and one city each in Aruba, Colombia, Costa Rica, Uruguay, Bolivia, Paraguay, the Dominican Republic, Mexico, and Suriname. The international cities served constitute a mix of popular business destinations (e.g., Buenos Aires) and leisure destinations (e.g., Orlando). In total, the Company maintains over thirty international routes. The Company plans to further expand its international operations by taking advantage of the partnership with Avianca and by utilizing the extended range capabilities of the 737 MAX-8 aircraft.

In addition to the Company’s own network, as of November 2024, the Company had seventeen codeshare agreements with Aerolíneas Argentinas, AeroMéxico, Air Canada, Air Europa, Air France, American Airlines, Avianca, Azul, Copa Airlines, Emirates, Ethiopian Airlines, KLM, Royal Air Maroc, South African Airways, TAAG, TAP, and Turkish Airlines; fifteen frequent flyer agreements; and forty-seven interline and electronic ticketing agreements. The Company is currently in discussions with a select group of international carriers with respect to expanding its codeshare relationships as an integral part of its go-forward plans.

5.	Passenger Revenue

Passenger revenue is primarily derived from ticket sales, including revenue from redemption of miles under the Smiles loyalty program. Ancillary revenue contributing to passenger revenue includes additional charges billed to passengers, such as revenue from on-board sales, ticket change fees, excess baggage charges, on-board Wi-Fi, and various other services.

The Company’s passenger revenue represented above 89% of its total revenue in each of 2021, 2022, and 2023.

6.	Smiles

Smiles, the Company’s loyalty program with over 23.9 million members as of November 2024, provides significant revenue for the Company. Smiles provides incentives for customers to

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book air travel, boosting ticket sales and the number of repeat customers. Smiles award tickets are responsible for approximately 20% of total passenger bookings.

The Smiles program allows members to accumulate miles through (i) flights with the Company and its international airline partners; (ii) using credit cards issued by any of the significant Brazilian commercial banks, including through co-branded cards from Banco Bradesco S.A., Banco do Brasil S.A., and Banco Santander S.A.; (iii) purchases at a broad network of retail partners, including Localiza (the largest car rental agency in Brazil), global hotel chain Accor Hotels, and popular hotel booking site Rocketmiles, among others; (iv) direct purchases of miles to book travel; and (v) purchases of miles and benefits through Clube Smiles. The Company is Smiles’ primary redemption partner, but members may also redeem miles for products and services from other commercial partners.

7.	Cargo

The Company operates Brazil’s largest cargo airline, GOLLOG, which generates revenue using cargo space on regularly scheduled passenger aircraft and dedicated cargo fleet. With approximately 36% market share leading the cargo industry in 2023, as measured by domestic carried weight, the Company’s cargo revenues almost doubled in 2023 as compared to 2022 and increased by approximately 30% in 2024 as compared to 2023, representing approximately 7% of its gross revenue so far in 2024. The Company’s cargo business has grown at higher rates than its passenger travel business, largely because it has an excellent and diversified base of clients in the business-to-business segment and e-commerce markets and are well-positioned to support this market’s expected growth. The Company is committed to delivering quality logistic solutions and expect the cargo business will be an increasingly important contributor to their financial performance.

Additionally, in the second half of 2022, the Company began cargo fleet operations under a ten-year commercial agreement with Mercado Livre, one of the largest companies in Latin America, which operates marketplaces for e-commerce and online auctions. The agreement is ACMI-based (“Aircraft, Crew, Maintenance & Insurance”), with rates based on “power-by-the-hour,” ensuring a minimum of 150 block hours per aircraft. The rates include all fixed costs, such as ACMI, selling, general, and administrative expenses, maintenance expenses, operations expenses, and systems expenses, with a profitable margin. The agreement also includes a pass-through with an administrative fee to cover fuel, handling, and airport fees. These cargo operations, which are part of the ongoing investment to serve the needs of the growing Brazilian e-commerce market, will rely on a dedicated freighter fleet of Boeing 737-800 BCF, the first of which the Company received and began operating in 2022. The Company plans to further expand this fleet.

8.	Competition

The Company faces intense competition on all operating routes from existing scheduled airlines, charter airlines, and potential new participants in the market. Competition from other airlines has a greater impact on the Company when compared to competitors because the Company has a greater proportion of flights connecting Brazil’s busiest airports, where competition is more intense. In contrast, some of the Company’s competitors have a greater proportion of flights

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connecting less busy airports, where there is little or no competition. The Brazilian airline industry also faces competition from ground transportation alternatives, such as interstate buses.

In the past, existing and potential competitors have undercut the Company’s fares and increased capacity on their routes in an effort to increase their market share of business traffic. In addition, low-cost carrier business models have been gaining increasing momentum in the Latin American aviation market in recent years. The recent successes of other low-cost carriers—including Wingo in Colombia, Azul in Brazil, Viva Aerobus and Volaris in Mexico, and Sky Airline and JetSMART in Chile—continue to penetrate the Company’s home market. Significant and lasting downward pressure on fares—including pressure from the Brazilian government to lower air fares—could compel the Company to continue to further adapt its business model to evolving passenger preferences.

9.	Strengths Going Forward

The Company is well-positioned to succeed going forward, building on the core strengths of its existing business, including its leadership position in the Brazilian domestic market, its strong brand and partnerships, its prominent position at key hubs in São Paulo, Rio de Janeiro, and Brasilia, and the strength of the Smiles program, to emerge from these Chapter 11 Cases as an elite competitor in the South American airline marketplace for years to come.

The Company’s fleet renewal program will provide it with a fleet that is more fuel efficient, requires less capital-intensive maintenance for the initial years of operation, provides higher operational reliability, and offers additional cost savings. The Company already has an attractive cost structure, with per-flight costs below those of its domestic competitors. By increasing both the operationally available fleet and the seat capacity thereon, the Company will be able to achieve even greater scaling of its fixed costs. As of today, the Company generates operating margins near the top of its industry; the long-term elements of the Company’s model support this performance and remain in place despite the negative financial pressures.

Significantly, the Company’s network includes valuable positions in slot-controlled airports preferred by corporate and high-yield leisure travelers, which will continue to provide the Company with a significant competitive advantage. For example, Congonhas Airport in São Paulo and Santos Dumont Airport in Rio de Janeiro are close to the cities’ business centers and are the preferred airports for travelers between these two urban centers. Neither airport is likely to add many slot positions into which other airlines could expand, which enhances the strategic value of the Company’s existing airport slot portfolio.

The Company is also positioned to benefit from the increased demand for international travel. The 737 MAX exhibits increased range capabilities over its older 737NG fleet, thereby enabling the Company to offer more international destinations while maintaining the efficiencies of an all-737 fleet. Furthermore, the Company has historically maintained valuable strategic commercial relationships with Avianca and U.S. and European carriers, and the Company’s go-forward strategy is to broaden and strengthen those types of commercial relationships.

Smiles and GOLLOG will continue to play a key role in generating revenue. Smiles continues to raise brand awareness and value and establish customer loyalty. Through its

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partnerships with Brazilian financial institutions, travel companies, and retailers, the Smiles loyalty network includes over 22 million customers who create above average per customer revenues for the Company. Additionally, the long-term partnership with Mercado Livre will allow the GOLLOG cargo business to benefit from the fast-expanding Latin American e-commerce market and to diversify its revenue sources.

Finally, the Company’s experienced and innovative management team has been bringing low-cost travel to Brazilians for twenty-three years and is committed to serving the Company’s customers into the future. The management team has backgrounds in finance, banking, aircraft and fleet operations, supply chain management, financial planning, and Brazilian regulatory and legal matters. The Company’s management team is well-regarded throughout the industry for maintaining strong profit margins, adopting new technologies early, and producing impressive rankings in customer service. This management team brought the airline through the pandemic with limited direct support from the government and has been active in finding creative solutions with the airline’s many stakeholders and partners.

B.	Intercompany Transactions

As described more fully in the Debtors’ motion to continue to use their cash management system, factor receivables, and engage in intercompany transactions [Docket No. 190], the Debtors engage in business transactions in the ordinary course of business with other Debtors for disbursements related to day-to-day operations, which result in intercompany receivables and payables. For example, the Debtors’ capital raising entities historically make loans or contributions to the Debtors’ main operating entity, GLA, and to the Debtors’ aircraft acquisition entity, GAC, as well as engage in intercompany transactions amongst themselves. In the case of GFL and GEF, each a special purpose vehicle without material assets or business operations independent of the Company, these entities were also vehicles for carrying out the debt issuances and intercompany transfers used to implement the Abra Transaction. The Debtors track all intercompany transfers in their accounting system, and all intercompany transactions are reflected in the Debtors’ Schedules, including the Amended Schedules and SOFAs. For purposes of the settlement incorporated in the Plan and the distributions to holders of Allowed General Unsecured Claims, it is assumed that all Intercompany Claims are valid, and value is allocated in accordance therewith.

C.	Corporate and Capital Structure
1.	Corporate Structure

GLAI is a holding company that directly or indirectly owns shares of nine subsidiaries. Four of GLAI’s subsidiaries are incorporated in Brazil: Debtors GLA, Smiles Viagens e Turismo S.A., Smiles Fidelidade S.A., and GTX S.A. Five other subsidiaries are incorporated elsewhere: Debtors GFC (Cayman Islands), GAC, Inc. (Cayman Islands), GFL (Luxembourg), Smiles

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Fidelidade Argentina S.A. (Argentina), and Smiles Viajes y Turismo S.A (Argentina). Debtor GEF is owned by Stichting Holding GOL Equity Finance, a Dutch foundation.[4]

GLAI’s operating subsidiary is GLA, which conducts the Company’s air transportation business.[5] GFC, GAC, Inc., and GFL facilitate cross-border general financing and aircraft financing transactions; Smiles Fidelidade S.A. and Smiles Fidelidade Argentina S.A. serve the Smiles business, the Company’s loyalty program; Smiles Viagens e Turismo S.A. and Smiles Viajes y Turismo S.A. are travel agencies; and GTX S.A. is a holding company (with currently no equity holdings). GEF is a special purpose vehicle and the issuer of certain of the Company’s convertible bonds. GLAI is the direct and indirect parent company of the entire corporate enterprise except for GEF.

GLAI is a Brazilian corporation (sociedade por ações) and a public reporting company under section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”). GLAI’s preferred shares are traded under the symbol “GOLL4” on B3 S.A. (Brasil, Bolsa, Balcão, the São Paulo Stock Exchange). GLAI has also issued American Depository Receipts (“ADRs”) through The Bank of New York Mellon, as depositary bank, which represent preferred shares and are traded under the symbol “GOL” on the New York Stock Exchange.[6] The ADRs commenced trading on the NYSE on June 24, 2004. As of November 2024, GLAI had 2,863,682,500 shares of common stock outstanding and 338,594,338 shares of preferred stock outstanding (including preferred shares represented by ADRs and 2,109 preferred shares held by GLAI as treasury shares).

Abra Group Limited, a company formed by an agreement between the controlling shareholder of the Company and the principal shareholders of Avianca Group International Limited (“Avianca”), has an approximately 53% economic interest in GLAI. In March 2023, Abra concurrently closed a private placement with Abra investors and a private debt investment in the Company (i.e., the Abra Transaction), discussed further below.

2.	Capital Structure

As of the Petition Date, on a consolidated basis, the Company’s balance sheet reflected assets and liabilities of approximately $3.4 billion and $8.1 billion, respectively, with negative stockholders’ equity of approximately $4.7 billion.

[4]	Stichting Holding GOL Equity Finance does not have capital divided in shares and does not have any owners.
[5]	GLA is the sole quotaholder of two Brazilian investment funds: Debtors Capitânia Air Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior, which carries out hedging activities, and Sorriso Fundo de Investimento em Cotas de Fundos de Investimento Multimercado Crédito Privado Investimento no Exterior, a cash management vehicle.
[6]	Each ADR represents two preferred shares with no par value. GLAI’s preferred shares are generally non-voting shares; under certain limited circumstances provided for under GLAI’s bylaws, however, holders of GLAI’s preferred shares may be entitled to vote. GLAI’s preferred shares also have certain dividend rights, a liquidation preference, and other protections.
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As of the Petition Date, on a consolidated basis, the Company had approximately $4.1 billion of outstanding funded indebtedness and lease obligations,[7] of which approximately $2.2 billion was secured by a substantial portion of the Debtors’ assets, including (i) certain trademarks and other intellectual property, (ii) aircraft engines and spare parts, and (iii) certain credit card receivables from the sale of airfare and receivables from the loyalty program mileage points. An overview of the Debtors’ indebtedness follows:

i.	Secured Debt
a.	2028 Notes

On March 2, 2023, GFL issued to Abra an aggregate principal amount of $896,664,000 of senior secured notes maturing in 2028 that accrue interest at the rate of 18.00%, consisting of 4.50% cash interest and 13.50% PIK interest. The 2028 Senior Secured Notes are secured by, among other things, and subject to the terms of the 2028 Senior Secured Notes Documents, a fiduciary assignment[8] of certain intellectual property and other assets related to the Smiles loyalty program, all shares of Smiles Fidelidade S.A., and, on a pari passu basis, all collateral securing the 2026 Senior Secured Notes (as described below). From March 2023 to September 2023, the principal amount of 2028 Senior Secured Notes was increased by cash disbursements from Abra to the Company and accrued interest for a total of $1,292,879,000 of the 2028 Senior Secured Notes effectively issued. In September 2023, as contemplated and permitted by the terms of the 2028 Senior Secured Notes Documents, GFL redeemed $1,180,442,000 in principal amount of the 2028 Senior Secured Notes from Abra, and Abra concurrently purchased the same principal amount of 2028 Senior Secured Exchangeable Notes from GEF. The 2028 Senior Secured Exchangeable Notes carry substantially identical interest and security terms as the 2028 Senior Secured Notes and are exchangeable into preferred shares of GLAI subject to certain conditions. All 2028 Senior Secured Notes and 2028 Senior Secured Exchangeable Notes are held by Abra Group Limited and Abra Global Finance. As of the Petition Date, the aggregate outstanding principal amount of 2028 Senior Secured Notes and 2028 Senior Secured Exchangeable Notes was $270 million and $1.207 billion, respectively.

b.	2026 Senior Secured Notes

On December 23, 2020, GFL issued $200 million in aggregate principal amount of 8.00% senior secured notes maturing June 30, 2026. On May 11, 2021, and September 28, 2021, GFL issued $300 million and $150 million in aggregate principal amount of additional 2026 Senior Secured Notes, respectively. The 2026 Senior Secured Notes are secured by a fiduciary assignment of certain spare parts and the intellectual property of the Company. Certain 2026 Senior Secured Notes were tendered in connection with the Abra Transaction. As of the Petition Date, the aggregate outstanding principal amount of the 2026 Senior Secured Notes was $251.17 million.

[7]	The Debtors’ remaining liabilities include obligations owed to suppliers, labor obligations, taxes and fees, obligations under the Smiles loyalty program, and certain obligations under derivatives, among others.
[8]	A fiduciary assignment is a type of secured interest in collateral under Brazilian law.
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c.	Glide Notes

On December 30, 2022, GFL issued $125,699,947.99 in aggregate principal amount of 5.00% senior secured amortizing notes due 2026 and $70,077,902.47 in aggregate principal amount of 3.00% subordinated secured amortizing notes due 2025. The Glide Notes were issued in exchange for the full release of certain aircraft lease payment obligations under deferral agreements and certain other obligations owing to the participating aircraft lessors.

The Glide Notes due 2026 amortize in ten equal quarterly installments ending on June 30, 2026; the Glide Notes due 2025 amortize in nine equal quarterly installments ending on June 30, 2025. The Glide Notes due 2025 are contractually subordinated to the Glide Notes due 2026. The Glide Notes are secured by a fiduciary assignment of receivables under a partnership agreement for sale of mileage points under the Smiles loyalty program and proceeds of the receivables deposited in a segregated account.

On January 27, 2023, and July 19, 2023, GFL issued additional Glide Notes due 2026 in aggregate principal amounts of $6,992,575.20 and $8,969,737.96, respectively. On April 20, 2023, and June 7, 2023, GFL issued additional Glide Notes due 2025 in aggregate principal amounts of $19,976,057.79 and $9,000,000.00, respectively. As of the Petition Date, the aggregate principal amount of Glide Notes due 2026 and Glide Notes due 2025 outstanding was $141.66 million and $66.04 million, respectively.

d.	Debentures

On October 28, 2018, April 16, 2020, and October 1, 2020, GLA issued, in three series, the 7a Debentures[9] in the aggregate principal amount, as of the Petition Date, of approximately R$411,125,967.60 (equivalent to US$83,562,188.54).[10] The 7a Debentures are held by Banco do Brasil S.A. and Banco Bradesco S.A. On October 27, 2021, GLA issued the 8a Debentures (together with the 7a Debentures, the “Debentures”) in the aggregate principal amount, as of the Petition Date, of approximately R$445,340,923.24 (equivalent to US$90,516,447.81). The 8a Debentures are held by Banco Santander S.A. (Brasil) and Banco do Brasil S.A.

During the third quarter of 2023, the terms of repayment and security of the Debentures were amended with the consent of the applicable Debenture Banks. The Debentures accrue interest at the rate of variation of the Brazilian interbank deposit certificate (the CDI rate) plus 5.00% and are secured by a fiduciary assignment of certain Visa®-branded credit and debit card receivables. The Debentures amortize in monthly installments ending on June 27, 2026. As of the Petition Date, the aggregate amount outstanding under the 7a Debentures and the 8a Debentures (including accrued interest) was R$411,385,431.67 (equivalent to US$83,614,925.14) and R$445,621,980.57 (equivalent to US$90,573,573.29), respectively.

As detailed below, on August 2, 2024, the Bankruptcy Court entered an order [Docket No. 844] approving an agreement between GLAI, GLA, and the Debenture Banks amending the

[9]	The first through sixth issuances of debentures are no longer outstanding.
[10]	The amounts in BRL set forth in this “Debentures” Section have been converted into USD at the rate of R$4.92 to US$1.00, which was the USD selling rate as reported by the Brazilian Central Bank as of the Petition Date.
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terms of the Debentures. Among other things, the Debtors agreed to amend the Debentures to provide for during the Chapter 11 Cases (i) payment of contractual interest at the CDI+5.25% (amended from 5.0% prepetition), (ii) an amortization payment of 10% of the outstanding balance amortizing from entry of the Debenture Banks Order, with the remaining 90% to amortize in equal monthly installments through December 2027 (as extended from June 2026), and (iii) a structuring fee of 1.0% of the outstanding balance of the Debentures. Subject to confirmation of a Plan, the Debtors agreed to provide the same treatment to the holders of the Debenture Claims on account of the Debentures under the Plan. In exchange, the Debenture Banks agreed to (i) provide for the factoring of receivables, including Visa Receivables (as defined in the Debenture Banks Order), up to a committed credit line of R$1.87 billion in receivables, subject to certain conditions, (ii) renew expiring standby letters of credit, and (iii) support a chapter 11 plan containing the terms set forth in the Debenture Banks Order.

e.	Safra Secured Claims

From time to time, the Company issues credit lines with private banks using import spare parts and aeronautical equipment, or import financing (the “FINIMPs”). As of the Petition Date, GLA had approximately $4.1 million in FINIMPs held by Banco Safra S.A. (Luxembourg Branch) outstanding.

In August 2022, GLA issued a secured bank credit note (Cédulas de Crédito Bancário) to Banco Safra S.A. in the principal amount of approximately $14 million. The 2022 Bank Credit Note accrues interest at the CDI rate plus 4.70%, amortizes in monthly installments ending on February 29, 2024, and is secured by a fiduciary assignment of American Express credit and debit card receivables. As of the Petition Date, the Debtors had approximately $985,000 outstanding under the 2022 Bank Credit Note.

As detailed below, the Debtors and Banco Safra S.A. and Banco Safra S.A. (Luxembourg Branch) (collectively, “Safra”) entered into a stipulation, as entered by the Bankruptcy Court on May 29, 2024 [Docket No. 648], regarding, among other things, adequate protection of Safra’s secured claims in exchange for agreements to factor certain credit and debit card receivables and amendments to the secured notes held by Safra to reflect the terms of the Safra Stipulation.

f.	Pine Secured Claims

In September 2022, GLA issued a secured bank credit note (Cédulas de Crédito Bancário) to Banco Pine S.A. (“Pine”) in the principal amount of approximately $8 million (the “Pine Credit Note”). The Pine Credit Note accrues interest at 18.53%, amortizes in monthly installments ending on September 20, 2024, and is secured by a bank deposit certificate. As of the Petition Date, the Debtors had $3.6 million outstanding under the Pine Credit Note.

As detailed below, the Debtors and Pine entered into a settlement agreement, as authorized by the Bankruptcy Court on August 26, 2024 [Docket No. 928], to, among other things, amend or enter into new agreements to evidence an obligation of approximately $2,199,963 in favor of Pine, which will be amortized over four years beginning in September 2024. The Debtors also agreed to make monthly interest payments to Pine on this amount at an annual interest rate of 15.8%. Pine agreed to provide the Debtors with a new credit line of approximately $3,046,798 to allow the

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Debtors to enter into derivative financial instruments related to currency or oil and its subproducts. Pine also agreed to dismiss the collection action it commenced against the Debtors in Brazil and not undertake any judicial or extrajudicial measures to collect any prepetition amounts from the Debtors.

g.	Rendimento Secured Claims

In September 2018, GLA entered into a Partnership and Cooperation Agreement (the “Partnership Agreement”) with Banco Rendimento S.A. (“Rendimento”), pursuant to which Rendimento agreed to purchase up to approximately $6.1 million of GLA’s trade payables directly from GLA’s suppliers. Pursuant to the Partnership Agreement, as of the Petition Date, Rendimento had purchased approximately three receivables from Vibra Energia S.A., each in the amount of approximately $2 million. To secure approximately 50% of the first approximately $4 million of payables purchased by Rendimento, GLA granted Rendimento a fiduciary assignment of approximately $2 million of receivables related to short-term investment securities held by GLA at Rendimento.

As detailed below, on August 29, 2024, the Bankruptcy Court entered an order [Docket No. 904] approving a settlement agreement between the Debtors and Rendimento. Pursuant to the settlement agreement, the Debtors and Rendimento agreed to amend their existing agreements or enter into new agreements to evidence an obligation in favor of Rendimento in the amount of approximately $4,054,518. The Debtors agreed to make monthly principal payments to Rendimento of less than $100,000 over four years, with the first installment due on the later of August 23, 2024, or three (3) days after the execution of definitive documentation. The Debtors also agreed to make interest payments to Rendimento on this amount at an annual interest rate of 13.7%. Rendimento agreed to refrain from undertaking judicial or extrajudicial measures to collect on any prepetition amounts from the Debtors or Reorganized Debtors.

ii.                    Unsecured Debt

a.	2024 Senior Exchangeable Notes

On March 26, 2019, GEF issued $300 million in aggregate principal amount of 3.75% unsecured 2024 senior exchangeable notes due July 15, 2024. On April 17, 2019, and July 22, 2019, GEF issued an additional $45 million and $80 million, respectively, in aggregate principal amount of 2024 Senior Exchangeable Notes. The 2024 Senior Exchangeable Notes are exchangeable into preferred shares of GLAI subject to certain conditions. Certain 2024 Senior Exchangeable Notes were tendered in connection with the Abra Transaction. As a result, as of the Petition Date, the aggregate principal of the 2024 Senior Exchangeable Notes outstanding was $42.5 million.

b.	2025 Senior Notes

On December 11, 2017, GFL issued $500 million in aggregate principal amount of 7.00% unsecured 2025 Senior Notes due January 31, 2025. On February 2, 2018, GFL issued an additional $150 million in aggregate principal amount of 2025 Senior Notes. Certain 2025 Senior Notes were tendered in connection with the Abra Transaction. As of the Petition Date, the aggregate principal of the 2025 Senior Notes outstanding was $354.1 million.

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c.	Perpetual Notes

On April 5, 2006, GFC issued $200 million in aggregate principal amount of 8.75% unsecured Perpetual Notes. Certain Perpetual Notes were tendered in connection with the Abra Transaction. As of the Petition Date, the aggregate principal of the Perpetual Notes outstanding was $140.2 million.

d.	Safra Unsecured Claims

In October 2020, GLA issued an unsecured bank credit note (Cédulas de Crédito Bancário) to Safra in the principal amount of approximately $2 million. The 2020 Bank Credit Note accrues interest at the CDI rate plus 4.907% and amortizes in monthly installments ending on October 23, 2025. As of the Petition Date, approximately $1.396 million was outstanding under the 2020 Bank Credit Note. Additionally, GLA owes certain unsecured trade payables to Safra in the amount of $15,046.00.

e.	Air France-KLM Unsecured Credit Facility

On November 2023, GLA obtained a $25 million credit facility with Air France-KLM (the “AF-KLM Credit Facility”). The AF-KLM Credit Facility carries no interest. As of the Petition Date, approximately $20.2 million of the AF-KLM Credit Facility was outstanding, which has since been paid off pursuant to the Final Order (i) Authorizing the Debtors to (a) Assume Certain Critical Airline Agreements, (b) Honor Prepetition Obligations Related Thereto, and (c) Enter into New Critical Airline Agreements; (ii) Modifying the Automatic Stay; and (iii) Granting Related Relief [Docket No. 195].

f.	Trade Payables

As of the Petition Date, the Debtors had approximately $185.4 million of unsecured trade payables outstanding.

g.	Aircraft and Engine Leases

As of the Petition Date, the Debtors operated 141 aircraft under lease agreements, pursuant to which they are required to make monthly lease payments and meet certain other obligations (which may include maintenance, servicing, and insurance expenses) and comply with specified return conditions of the leased aircraft. As of the Petition Date, the Debtors had sixty-four spare engines under lease agreements, pursuant to which they are required, subject to certain exceptions, to make lease rental payments and to bear the maintenance expenses and comply with the return conditions of each engine. As of the Petition Date, the Debtors’ lease obligations aggregated approximately $1.92 billion, with approximately $353.6 million payable over the twelve months following the Petition Date.

From time to time, the Company enters into letters of credit with lessors in support of their lease obligations. As of the Petition Date, these letters of credit totaled $84.7 million, of which $27.4 million were cash collateralized.

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h.	Other Unsecured Debt

The Debtors also have obligations arising from or related to certain litigation claims asserted by Brazilian plaintiffs and governmental authorities (as described in the Debtors’ Motion for Entry of Interim and Final Orders (i) Authorizing Them to Pay Certain Lien Claimants and (ii) Granting Related Relief [Docket No. 20]).

SECTION III.
Key Events Leading to the Chapter 11 Cases

The Company’s business is profitable and operationally successful; the Company is able to make current lease payments, and revenues generated from flights are generally in excess of the costs incurred to operate those flights. But increased costs and reduced availability of financing reduced the Company’s ability to service legacy liabilities and to make required investments, resulting in a substantial liquidity need that ongoing operations and other sources of liquidity were insufficient to satisfy. Further, the Company viewed the foreseeable operating outlook as favorable, but was unable to make the appropriate growth investments to support the long-term prospects of the business. The Debtors filed the Chapter 11 Cases to enable them to, among other things, restructure their balance sheet, allow them to reduce their outstanding obligations and raise new capital for future growth, while ensuring continued service to customers by maintaining their operating fleet, route network, and employee census.

A.	Boeing 737 MAX 8 Grounding

Although the most significant economic impact on the Company’s liquidity issues leading up to these Chapter 11 Cases was the long-term effects of the COVID-19 pandemic in 2020 discussed below, certain unfavorable events occurred even before then. The most notable of these was the temporary grounding of Boeing 737 MAX 8 aircraft in 2019. The Company employs a single narrow-body fleet of Boeing 737s to provide maximum operational flexibility and efficiency. In 2018, the Company took delivery of their first seven Boeing 737 MAX 8 aircraft. In 2019, however, this model was temporarily grounded by more than fifty regulators worldwide, preventing the Company from deploying their newest aircraft and forcing them to increasingly rely on older aircraft to meet their operational needs. This led to increased near-term maintenance and servicing on the older aircraft, creating greater demands on cash and affecting planned capacity, and prevented the Company from realizing certain expected efficiencies and financial opportunities anticipated in connection with the newer aircraft.

In late 2020, the 737 MAX 8 model was cleared to return to service, and by the end of 2022, the Company had a total of thirty-six new 737 MAX 8 aircraft. These newer aircraft have increased the Company’s operational efficiency and enabled it to return and retire some of the older aircraft. Between the 737 MAX 8 grounding and supply-chain issues caused by the COVID-19 pandemic, the Company’s sole source of new aircraft, Boeing, has had significant delays in the delivery of new aircraft, which has further postponed the planned modernization of the Company’s fleet.

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B.	COVID-19 Pandemic

The global COVID-19 pandemic, beginning in 2020, severely affected the Company’s business. At the worst point during the pandemic, the Company operated fewer than fifty daily flights, representing a 90% decline from pre-pandemic levels—which resulted in significant negative operating cashflow. In addition to this liquidity shortfall, the Company lost access to lines of credit and was forced to temporarily pause certain scheduled heavy maintenance, primarily on engines. Because the government of Brazil, unlike certain other countries, did not provide direct monetary support to airlines, the Company did not have access to any direct financial assistance from the government. As a result, the Company used all of its available liquidity sources to maintain operations, as well as pre-pandemic fleet and employee base sizes.

Notwithstanding the precipitous decline in demand and financial constraints, during the pandemic, the Company was able to obtain agreements with key constituencies that enabled it to weather the crisis. For example, the Company reached agreements with all labor unions to reduce salaries and with government agencies, taxation agencies, and certain lessors to defer certain cash payments. While this allowed the Company to continue operating and serving its customers, the deferred obligations continued to accrue, and many remain outstanding today. These deferred outstanding obligations include those related to suppliers, air traffic control fees, airport usage, and taxes, among others.

C.	Interest Rate and Credit Environment

The Company’s significant indebtedness is denominated in Brazilian reals and U.S. dollars, meaning that the Company is sensitive to the interest rate environment in both Brazil and the United States. In early 2023, interest rates in Brazil climbed, with the reference rate reaching 13.65% before gradually starting to decrease to 11.65% in late 2023. In the United States, interest rates have also climbed in recent years, peaking at 5.40% in September 2023 from less than 0.1% two years prior. Additionally, in 2023, the availability and pricing of credit also deteriorated: in early 2023, the Brazilian domestic credit markets severely contracted after a large retailer group, Lojas Americanas, filed for local bankruptcy proceedings in Brazil. This filing created a significant reduction in local credit availability in Brazil. As a result, the Company was unable to roll over and refinance certain local credit lines, while refinancings were effected at much interest higher rates, which negatively impacted the Company’s liquidity and cost of debt.

As a result, although the Company remained operationally profitable, its deferred accrued obligations related to maintenance, fees and taxes, and certain funded debt created a substantial near-term liquidity shortage that operations alone were unable to meet. The Company engaged in a series of transactions in late 2022 and 2023 to address these issues, the most significant of which are discussed briefly below.

D.	Glide Notes

While the Company’s operations enabled them to make current lease payments, significant lease arrears and deferrals accumulated during the pandemic. To address this gap, at the end of 2022, the Company reached an agreement with a subset of their lessors to exchange certain deferred lease-related obligations for senior amortizing notes in the same amount (the Glide Notes),

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which was approximately $220 million. This enabled the Company to obtain a grace period and then amortize the deferred lease obligations over a period of approximately three years.

E.	Abra Transaction

In 2023, the Company entered into a significant new business combination with Abra. Abra is an airline group that partners the Company and Avianca, a Colombia-based international airline. The Company and Avianca are complementary airlines, both in operational models and in destinations served. Having recognized this, the companies entered into a strategic partnership and business venture. Abra now provides a platform through which the Company and Avianca can realize commercial and operational synergies and gain a competitive edge in the global airline market. Abra also opens the door to other potential opportunities and combinations with other industry players.

In March 2023, the Abra Transaction closed. Abra Global Finance issued the Abra Notes to international bond investors (principally to members of an ad hoc group of GEF, GFL, and GFC bondholders). In exchange for these bonds, the investors provided cash and tendered their holdings of 2024 Senior Exchangeable Notes, 2025 Senior Notes, 2026 Senior Secured Notes, and Perpetual Notes at substantial discounts, which notes were tendered to the Company in exchange for the Company’s private placement of the 2028 Senior Secured Notes with Abra. Approximately $1.2 billion of the 2028 Senior Secured Notes, issued by GFL, were subsequently redeemed by GFL at Abra’s election. Abra then purchased an equivalent amount of 2028 Senior Secured Exchangeable Notes issued by GEF (which carried substantially identical interest and security terms as the 2028 Senior Secured Notes). GEF used the proceeds it received from its issuance of the 2028 Senior Secured Exchangeable Notes to purchase the GLAI warrants. The Abra Transaction enabled the Company to retire nearly $1.1 billion in near-term obligations at an average price of seventy-one cents on the dollar and provided the Company with approximately $400 million in much-needed liquidity, in exchange for which the Company took on approximately $1.458 billion in new debt at a net higher interest rate, secured by substantially more collateral as compared to the Company’s retired secured debt.

In October 2024, Abra and certain holders of the Abra Notes entered into a transaction to refinance certain of the Abra Notes. As a result of that refinancing transaction, the holders of the Abra Notes consensually released the Prepetition Debtor Abra Notes Pledged Liens (as defined in the DIP Order).

F.	Prepetition Outreach

Following the closing of the Abra Transaction in March 2023, the Company continued to work toward consensual liability adjustments with all stakeholders. The Company’s key goals included modifying aircraft and engine leases with existing lessors, addressing maintenance capex requirements, extending short-term liabilities, and working with local government and banks to defer and/or reduce liabilities. The Company’s advisors and management aimed to address the Company’s liquidity issues through a comprehensive approach that focused on keeping key stakeholders at the table while exploring options for securing additional capital.

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In the fall of 2023, the Company initially sought additional capital in an out-of-court restructuring process in the amount of $600 million, but this was later upsized in early December 2023 to $950 million due to near-term headwinds related to the Company’s liquidity outlook and a reduced number of operating aircraft. The Company’s advisors reached out to over twenty lenders from various financial institutions (i.e., private equity firms, hedge funds, and airline focused funds) to solicit interest in providing this capital to the Company.

In January 2024, it became increasingly likely that the Company would require the breathing room provided by a chapter 11 process to effectuate its reorganization, including an immediate infusion of liquidity through debtor-in-possession (“DIP”) financing. Accordingly, the Company and its advisors initiated a dual process, requesting proposals for both an out-of-court capital raise and DIP financing. Due to the short timeframe in which the funds were needed, the solicitation efforts focused on the parties best able to move quickly and to deliver the amount required.

During this time, the Company also focused on lessor outreach. The Debtors’ advisors contacted each of the Company’s twenty-seven lessors (seventeen aircraft-only lessors, three lessors of both aircraft and engines, six engine-only lessors, and one legacy lessor), making presentations and proposals regarding go-forward lease modifications. Although these efforts resulted in several successful agreements and deferral arrangements, they were unable to address the entirety of the Company’s accrued obligations prior to commencing these Chapter 11 Cases due to the inability to obtain $950 million of new capital financing.

While the Company’s prepetition efforts enabled them to address certain immediate liquidity needs, the Company nonetheless had to commence the Chapter 11 Cases given the substantial amount of deferred obligations coming due and the required capital investments needed to restructure their obligations that could be satisfied by operational revenues alone.

SECTION IV.
Overview of the Chapter 11 Cases

A.	Commencement of Chapter 11 Cases and First Day Motions

On January 25, 2024, each of the Debtors filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code. The Debtors continue to operate their business as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

On the Petition Date, the Debtors filed multiple motions seeking various relief from the Bankruptcy Court to facilitate a smooth transition into chapter 11 and minimize any disruptions to their operations (the “First Day Motions”). The Bankruptcy Court granted substantially all of the relief requested in the First Day Motions on a final basis and entered various orders authorizing the Debtors to, among other things:

•	obtain DIP financing [Docket No. 207];
•	continue to use their cash management system, factor receivables, and engage in intercompany transactions [Docket No. 190];
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•	continue paying employee wages and benefits [Docket No. 198];
•	pay certain prepetition taxes and fees [Docket No. 171];
•	continue insurance and surety bond programs [Docket No. 174];
•	continue performing under, and entering into new, derivative contracts [Docket No. 191];
•	pay certain lien and Brazilian litigation claimants [Docket No. 195];
•	pay prepetition claims of non-U.S. vendors [Docket No. 192];
•	maintain various existing customer programs [Docket No. 173];
•	honor obligations related to critical airline agreements [Docket No. 195]; and
•	prohibit utility providers from altering services [Docket No. 69].
B.	Procedural Motions

The Debtors also filed various motions regarding procedural issues that are common to chapter 11 cases of similar size and complexity as the Chapter 11 Cases. The Bankruptcy Court granted substantially all of the relief requested in such motions, authorizing the Debtors to, among other things:

•	enforce the protections of the worldwide automatic stay [Docket No. 31];
•	jointly administer the Debtors’ estates [Docket No. 58];
•	file a consolidated creditor matrix and list of 30 largest unsecured creditors and modify the requirement to file a list of equity security holders [Docket No. 65];
•	implement certain notice and case management procedures [Docket No. 175];
•	establish procedures for interim compensation and reimbursement of expenses of retained professionals [Docket No. 231]; and
•	employ and pay legal professionals in the ordinary course of business [Docket No. 254].
C.	Retention of Chapter 11 Professionals

The Debtors obtained authority from the Bankruptcy Court to retain various professionals to assist them in administering the Chapter 11 Cases, including, without limitation:

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•	Milbank LLP, as lead bankruptcy counsel [Docket No. 292];
•	Hughes Hubbard & Reed LLP, as co-counsel [Docket No. 252];
•	Quinn Emanuel Urquhart & Sullivan, LLP, as special litigation counsel [Docket No. 249];
•	Seabury International Corporate Finance LLC and Seabury Securities LLC, as restructuring advisor, investment banker, and financial advisor [Docket Nos. 250, 996, 1274];
•	AlixPartners International, Inc. and AlixPartners, LLP, as financial advisor [Docket No. 251]; and
•	Kroll, as claims and noticing agent and administrative advisor [Docket Nos. 66, 291].

Each of the professionals’ engagement letters and related filings, can be found at https://cases.ra.kroll.com/GOL/.

D.	Restructuring Committee Formation and Commencement of Its Investigation

In January 2024, prior to the commencement of these Chapter 11 Cases, GLAI’s board of directors constituted the Restructuring Committee and appointed three members—Paul Stewart Aronzon, Timothy Robert Coleman, and Marcela de Paiva Bonfim Teixeira—all of whom are independent directors of GLAI’s board. Mr. Aronzon and Mr. Coleman collectively have more than 80 years of restructuring experience, and Ms. Teixeira has more than 22 years of business experience. The Restructuring Committee was appointed to serve as an advisory committee to GLAI’s board of directors, endowed with the powers and authority to evaluate, review, oversee negotiations, and provide recommendations to GLAI’s board regarding any matters arising from, or related to, the Chapter 11 Cases. At substantially the same time that the Restructuring Committee was appointed, Joseph Wilfred Bliley IV was appointed as the Debtors’ Chief Restructuring Officer.

Soon after its appointment, the Restructuring Committee commenced an investigation into certain prepetition financing and other transactions that had been effectuated by the Debtors in the years leading up to the Petition Date to determine whether there were any potential causes of action in connection therewith that would inform the Restructuring Committee’s views on potential litigation, plan formation, distribution of value, and settlements, if any.

At the direction of the Restructuring Committee, Hughes Hubbard & Reed LLP (“Hughes Hubbard”), led the investigation. The Hughes Hubbard team included attorneys highly experienced in restructuring and investigation matters, and included, among others, the co-chairs of Hughes Hubbard’s investigations practice group, one of whom is a former senior Department of Justice official, as well as the co-chair of Hughes Hubbard’s corporate reorganization department. The investigation team brought decades of collective experience to the investigation.

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Hughes Hubbard investigated the events leading up to and causes of the bankruptcy filing, the Debtors’ business dealings with Abra, including but not limited to the 2023 Abra structured financing that gave rise to the 2028 Senior Secured Notes and the 2028 Senior Secured Exchangeable Notes, payments to insiders, and material financings including the 2024 Senior Exchangeable Notes, the 2025 Senior Notes and the 2026 Senior Secured Notes, the Glide Notes, the Perpetual Notes, and other material business transactions since 2020. With assistance from AlixPartners, LLP (who worked at the direction of Hughes Hubbard), the Restructuring Committee also analyzed the Debtors’ financial condition during the relevant investigation time period.

On behalf of the Restructuring Committee, Hughes Hubbard performed a comprehensive and detailed review of certain potential estate claims, including assessing the strength of possible defenses thereto. As part of the Restructuring Committee investigation, Hughes Hubbard reviewed over 290,000 documents and communications, conducted twenty-six (26) interviews of current and former employees and directors of multiple Debtors, professionals and certain third-parties, and spent over 8,500 hours conducting an in-depth legal analysis of the viability of potential estate claims and defenses thereto. The Restructuring Committee typically met with Hughes Hubbard on a weekly basis and received regular updates regarding the status of the investigation and its findings.

As part of the Restructuring Committee’s investigation, Hughes Hubbard considered a wide range of potential claims against the parties involved in the transactions it investigated (including but not limited to the Debtors, Abra and the Abra Noteholders, and their respective representatives). These included claims for, among other things, breach of contract; breach of the covenant of good faith and fair dealing; conduct-based claims such as breach of fiduciary duty, willful misconduct, gross negligence, fraud, and equitable subordination; claims for aiding and abetting such conduct-based claims; and avoidance claims pursuant to chapter 5 of the Bankruptcy Code such as preference, intentional fraudulent transfer, and constructive fraudulent transfer. Hughes Hubbard also analyzed the amount and legal basis for Abra’s claims for a make-whole premium in connection with the Abra Transaction (the “Make-Whole”), original issue discount and postpetition interest, as well as its assertion of a secured claim. In considering these various claims and potential defenses thereto, Hughes Hubbard thoroughly analyzed the facts, including applicable documents and communications, as well as applicable statutory and case law. Hughes Hubbard performed a detailed analysis of the Abra Transaction as a whole, and similarly considered the other transactions it investigated as a whole.

In or around March 2024, the Committee initiated its own investigation regarding the Abra Transaction. The Committee made discovery requests to the Debtors. Hughes Hubbard responded to the Committee’s information requests, met with the Committee’s advisors, and reviewed and analyzed the claims that the Committee informally asserted regarding the Abra Transaction, as well as potential defenses to such claims.

In July 2024, the Committee presented the Debtors with a list of potential claims relating to the Abra Transaction. With respect to the Abra Transaction, the Committee identified potential preference and fraudulent transfer claims, as well as potential claims for equitable subordination, and raised potential challenges to the portions of the GOL 2028 Notes’ claims relating to make-whole premiums, original issue discount, and postpetition interest. The Committee also

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raised potential challenges to the validity and priority of the liens attached to certain of the collateral securing the 2026 Senior Secured Notes, the GOL 2028 Notes, and the Abra Notes. The Committee’s investigation is described further in a separate section of this Disclosure Statement.

Together with its own investigation, Hughes Hubbard analyzed the Committee’s claims and potential defenses to such claims, both in connection with the Restructuring Committee investigation and in connection with plan settlement negotiations with the Debtors, the Committee and Abra.

With respect to potential preference and fraudulent transfer claims, the Restructuring Committee considered, among other things, the potential applicability of the Bankruptcy Code section 546(e) safe harbor defense, the extraterritoriality defense, and defenses of substantially contemporaneous exchange, new value, reasonably equivalent value, good faith, intent, and the three financial condition tests, as well as the ability to meet the specific elements of the various potential claims. The Restructuring Committee investigation found that, taken together, enough of these defenses had merit to present significant challenges to successfully prosecuting such claims.

With respect to contract-based claims, Hughes Hubbard considered the terms of the relevant agreements, contract negotiations, and related communications. With respect to such contract-based claims, the Restructuring Committee investigation did not find any viable claims for breach of contract or breach of the covenant of good faith and fair dealing, but potentially viable arguments to object to Abra’s claims for original issue discount and the Make-Whole (but not claims for postpetition interest). Abra’s claims for the Make-Whole implicated certain conflicting case law decisions, which left the potential outcome of any litigation uncertain.

With respect to conduct-based claims, Hughes Hubbard considered, among other things, the actual intent of relevant parties and corporate law principles on fiduciary duties. With respect to such conduct-based claims, the Restructuring Committee investigation found no evidence that the Debtors, Abra, the Abra Noteholders, or their respective employees, directors, and representatives, in their capacities as such, engaged in fraud or willful misconduct, breached any fiduciary duties, or acted with an intent to hinder, delay, or defraud creditors in connection with the Abra Transaction or otherwise. Moreover, the Restructuring Committee investigation found that any conduct-based claims and avoidance claims would be unlikely to succeed on the merits, taking into account all facts and circumstances, as well as potential defenses to any such claims. Importantly, the investigation found that the Abra Transaction was pursued for legitimate business purposes and provided much needed capital to the Debtors that, absent the Abra Transaction, may not have been available from other financing sources. Due to certain extraneous events, as further described in the Declaration of Joseph W. Bliley in Support of the Debtors’ Chapter 11 Petitions and First Day Pleadings [Docket No. 11], the new money from the Abra Transaction wound up not being sufficient to stave off a bankruptcy filing.

The Restructuring Committee also considered the various potential risks that existed to the ultimate recovery of any of the claims it investigated. Abra and the Abra Noteholders would likely vigorously defend themselves. If successful, these defenses would have rendered the claims being settled worthless and thus greatly impact the litigation’s chances of success, after

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expending substantial time and money pursuing the claims. However, while they may not ultimately be meritorious or successful, assertion of the claims investigated by the Restructuring Committee described above could potentially force the Debtors to incur substantial time and costs to litigate them. These factors provided strong support for entry into the Plan Settlement.

The Restructuring Committee also considered the possible distributions to be paid to creditors should the Plan Settlement be approved. Given the magnitude of the secured claims being resolved pursuant to the Plan Settlement, it is possible that there could have been no distributable value to general unsecured creditors absent entry into the Plan Settlement. Instead, pursuant to the Plan Settlement, general unsecured creditors would realize over $200 million in distributable equity value. In light of the many litigation risks associated with the claims being settled, the Restructuring Committee believes that the Plan Settlement provides a substantial benefit to the Debtors’ stakeholders.

Traditional factors analyzed in connection with requests to approve settlements pursuant to Bankruptcy Rule 9019[11] supported settling claims relating to the Abra Transaction with the Committee and Abra.

-	The Plan Settlement followed the Restructuring Committee’s extremely detailed investigation, and arm’s length negotiations between the Debtors/Restructuring Committee, Abra, and the Committee.

-	As part of its investigation, the Restructuring Committee conducted an extensive analysis of the Abra Transaction as a whole and from a variety of different legal theories and defenses described further above.

-	As a result of the Restructuring Committee investigation, it became readily apparent that the Abra Transaction was a highly complex transaction, and that any litigation relating to the Abra Transaction would be expensive, time-consuming, and complex with an uncertain outcome.

-	Certain case law relating to transactions like the Abra Transaction is relatively new and developing, with few reported decisions, and the outcome of any such litigation is thus uncertain.

[11]	The Second Circuit outlined the test for consideration of settlements under the Bankruptcy Rules in Motorola, Inc. v. Official Comm. of Unsecured Creditors (In re Iridium Operating LLC), 478 F.3d 452, 462 (2d Cir. 2007). The factors to be considered are interrelated and require the Bankruptcy Court to evaluate: (1) the balance between the litigation’s possibility of success and the settlement’s future benefits; (2) the likelihood of complex and protracted litigation, “with its attendant expense, inconvenience, and delay,” including the difficulty in collecting on the judgment; (3) “the paramount interests of the creditors,” including each affected class’s relative benefits “and the degree to which creditors either do not object to or affirmatively support the proposed settlement;” (4) whether other parties in interest support the settlement; (5) the “competency and experience of counsel” supporting, and “[t]he experience and knowledge of the bankruptcy court judge” reviewing, the settlement; (6) “the nature and breadth of releases to be obtained by officers and directors;” and (7) “the extent to which the settlement is the product of arm’s length bargaining.” Id. (internal citations omitted).
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-	Certain defenses to the claims investigated by the Restructuring Committee described above, such as, for example but not limited to, such as extraterritoriality and section 546(e) of the Bankruptcy Code safe harbor, could present dispositive defenses at an early stage of any litigation. And as stated above, the investigation made clear that the claims investigated by the Restructuring Committee described above would likely have a low likelihood of success on the merits. If completely successful, these defenses would render any claims worthless, after incurring significant time and expense litigating them.

-	The Abra Transaction involved numerous sophisticated parties and investors, with highly experienced advisors, as did the Plan Settlement. The parties in both settings were represented by extremely experienced, well-respected attorneys, financial advisors, and investment bankers.

-	The Debtors and their stakeholders are receiving a large benefit from the Plan Settlement. Namely, fully secured creditor Abra is agreeing to equitize much of its non-DIP Facility debt totaling over $1.4 billion, and has agreed to reinstate certain other secured debt, and provide over $200 million of equity value to general unsecured creditors.

-	Since Abra holds the fulcrum security in these Chapter 11 Cases, the Debtors would be faced with significant hurdles and delays in confirming a plan of reorganization absent agreement from Abra to a consensual settlement and its continuing support post-emergence, which is critical to the Debtors’ ability to successfully emerge from bankruptcy and continue operations.

-	Other than the parties who have filed objections to the Disclosure Statement, no other creditors have objected to the Plan Settlement at this time.

-	The Plan Settlement was negotiated in good faith and at arm’s length among the aforementioned highly sophisticated parties and advisors. In addition to Abra and the Debtors, these negotiations also included the Restructuring Committee, the Committee, and their respective professionals. The Committee is comprised of members representing a broad cross-section of the Debtors’ unsecured creditor body, including representatives of lessors, trade creditors, unsecured notes (through the indenture trustee), and employee unions.

This investigation and the conclusions of the Restructuring Committee provided the support needed for the Restructuring Committee to formulate the proposed Plan and engage in negotiations among the Debtors, Abra, and the Committee that ultimately resulted in the Plan Support Agreement.

E.	Approval of DIP Facility and Use of Certain Cash Collateral

The DIP Facility was initially proposed to be approximately $950 million in new financing and was approved on an interim basis on January 29, 2024 [Docket No. 59]. Upon entry of the interim order, the Debtors accessed $350 million of the DIP Facility in the form of term loans to subsequently be refinanced by the issuance of notes under the DIP Note Purchase Agreement. The Debtors had access to up to another $150 million of loans upon entry of a final order approving

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the DIP Facility, and additional notes could be issued in one additional issuance, subject to the satisfaction of certain conditions. The DIP Facility was to be secured by liens on all of the assets of the Debtors (subject to certain carveouts) including: (i) a first-priority priming lien on all assets pledged to secure the Debtors’ obligations under the 2028 Senior Secured Notes, the 2028 Senior Secured Exchangeable Notes, and the 2026 Senior Secured Notes; (ii) a first-priority lien on all the Debtors’ unencumbered assets; (iii)  a first-priority lien on any and all property and proceeds recovered from avoidance actions; and (iv) a second-priority lien on all the Debtors’ assets subject to valid perfected liens in existence as of the Petition Date other than the liens securing the 2028 Senior Secured Notes, the 2028 Senior Secured Exchangeable Notes, and the 2026 Senior Secured Notes. Outstanding amounts under the DIP Facility bear interest at the rate equal to 30-day SOFR (subject to a 3.50% per annum SOFR floor, but without any credit spread adjustment), plus 10.50% per annum.

After entry of the interim order, the ad hoc group of 2026 Senior Secured Notes holders (the “2026 Senior Secured Notes Ad Hoc Group”), among other parties, filed an objection to the final approval of the DIP Motion arguing that priming was not permitted under the 2026 Senior Secured Notes and that the Debtors were required to provide adequate protection to the holders of these notes [Docket No. 139]. Following good faith negotiations, the Debtors reached a settlement with the 2026 Senior Secured Notes Ad Hoc Group and consensually resolved all other formal and informal objections to the final approval of the DIP Facility. To resolve the dispute with the 2026 Senior Secured Notes Ad Hoc Group, the DIP Facility was modified as follows: (i) the DIP Facility was upsized to a total principal amount of $1 billion, with up to $50 million to be made available to certain members of the 2026 Senior Secured Notes Ad Hoc Group or their designees (without receiving commitment or backstop fees); (ii) the DIP liens were to prime the liens securing the 2026 Senior Secured Notes; (iii) as adequate protection, to the extent of any diminution in value, the holders of the 2026 Senior Secured Notes received a junior lien on the collateral securing the 2028 Senior Secured Notes and 2028 Senior Secured Exchangeable Notes; and (iv) the 2026 Senior Secured Notes Ad Hoc Group received a one-time payment of $800,000 to reimburse their professional fees and expenses.

On February 28, 2024, the Bankruptcy Court entered an order approving the DIP Facility, incorporating the settlement with the 2026 Senior Secured Notes Ad Hoc Group, on a final basis [Docket No. 207]. The DIP Facility provided the Debtors with approximately $1 billion in new liquidity and ensured the Debtors’ ability to pay operating expenses, finance the Chapter 11 Cases and, ultimately, restructure their debts, right-size their operations, and successfully reorganize.

The DIP Facility was initially set to mature on January 29, 2025, subject to the Debtors’ election to extend the maturity date up to two times by up to three months for each extension with the payment of an extension fee. The Debtors elected to make an initial extension of the maturity date and the related milestones, with payment of a $19 million maturity extension fee, payable in kind, extending the maturity date to April 29, 2025.

In early 2025, at the request of the Debtors, the DIP lenders agreed to provide the Debtors with the right to extend certain of the milestones and the maturity date under the DIP Facility by an additional forty (40) days with no extension fee. The Debtors made such election, and the DIP Facility is currently set to mature on June 8, 2025. The Debtors retained their right to elect to

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further extend the maturity date to no later than July 29, 2025, subject to payment of a $17,500,000 extension fee, payable in kind.

As noted, the DIP Facility requires compliance with certain milestones, including (as extended) the following: (i) the Bankruptcy Court must enter an order approving the Disclosure Statement acceptable to the Required Holders (as defined in the DIP Indenture) by April 7, 2025; (ii) the Bankruptcy Court must enter a confirmation order by May 26, 2025; and (iii) the Acceptable Plan (as defined in the DIP Indenture) must become effective no later than the then-existing Scheduled Maturity Date (as defined in the DIP Indenture).

In addition to the liquidity provided by the DIP Facility and access to cash collateral of the holders of the 2028 Notes and 2026 Senior Secured Notes, the Debtors reached an agreement for consensual use of certain cash collateral pledged to the holders of the Glide Notes, which was approved by the Bankruptcy Court on March 18, 2024 [Docket No. 289]. As discussed below, the Debtors also reached an agreement for consensual use of the cash collateral securing the Debentures.

F.	Appointment of Creditors’ Committee

On February 9, 2024, the U.S. Trustee appointed the Committee, pursuant to section 1102 of the Bankruptcy Code, to represent the interests of unsecured creditors [Docket No. 114]. On February 13, 2024, the U.S. Trustee filed a notice amending the composition of the Committee from six to seven members [Docket No. 134]. The members of the Committee are: (i) SMBC Aviation Capital Limited; (ii) WWTAI AirOpCo II DAC; (iii) Genesis Aircraft Services Limited; (iv) Honeywell International; (v) Inframerica Concessionaria do Aeroporto de Brasilia S.A.; (vi) Sindicato Nacional dos Aeronautas; and (vii) The Bank of New York Mellon.

The Committee retained the following advisors: (i) Willkie Farr & Gallagher LLP (“Willkie Farr”), as counsel; (ii) Alvarez & Marsal North America, LLC (“A&M”), as financial advisor; (iii) Alton Aviation Consultancy LLC (“Alton”), as special aviation advisor; (iv) Jefferies LLC (“Jefferies”) as investment banker; and (v) Stocche, Forbes, Filizzola, Clapis e Cursino de Moura Sociedade de Advogados, CNPJ N° 17.073.496/0001-26 (“Stocche Forbes”) as Brazilian counsel. The Bankruptcy Court entered orders authorizing the Committee’s retention of these professionals [Docket Nos. 468 (Willkie Farr), 470 (A&M), 469 (Alton), 471 (Jefferies), 467 (Stocche Forbes)].

As set forth in the Committee Recommendation Letter, the Committee supports the Plan and recommends that unsecured creditors vote to accept the Plan.

G.	Fleet Restructuring

As of the Petition Date, the Debtors’ fleet consisted of 141 leased aircraft and sixty-four engines. The Debtors and their advisors have engaged in a comprehensive restructuring of their aircraft and engine lease obligations, reaching Court-approved Lessor Agreements with substantially all of their aircraft and engine lessors (the “Lessors”) with respect to prepetition leases. The Lessor Agreements reduced the Debtors’ obligations under their aircraft and engine leases by $700 million, including by mitigating end-of-lease obligations, addressing prepetition arrears, deferrals, and rent obligations. Additionally, the Debtors sourced $375 million of new

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capital from the Lessors to aid in addressing engine-related maintenance and financing new deliveries via sale and leaseback (“SLB”) financings, among other things.

The Lessor Agreements, among other things, amended the terms of the leases with respect to rent payments, end-of-lease obligations, and/or return conditions and included provisions regarding maintenance contributions, engine financing, and/or parameters of the general unsecured and administrative claims that the Lessors could assert against the Debtors. The Debtors also agreed to assume certain aircraft and engine leases, as amended pursuant to the Lessor Agreements, upon the Effective Date. Additionally, stipulations entered into in connection with the Lessor Agreements resolved any issues related to the Cape Town Convention on International Interests in Mobile Equipment and the Protocol on Matters Specific to Aircraft Equipment without the need to resort to costly, time-consuming litigation. Furthermore, certain Lessors are holders of the Glide Notes, and, pursuant to the Lessor Agreements, have agreed to the treatment of the Glide Notes provided in the Plan. Certain of the Lessor Agreements also restrict the Lessors’ ability to assign their claims relating to the Lessor Agreements; provided, that such Lessors may convey a participation in such Lessor’s rights to receive any distributions on account of such claims under the Plan so long as such conveyance is not effective until after the Voting Deadline has passed.

The Debtors also added new aircraft and engines to their fleet during the Chapter 11 Cases. At the outset of the Chapter 11 Cases, the Debtors obtained the Bankruptcy Court’s approval of the assumption of certain SLB arrangements with AerCap Ireland Limited (“AerCap”) [Docket No. 210], which allowed the Debtors to assume two aircraft leases and expedite delivery of one aircraft not already in the Debtors’ fleet. This led to an increase in revenue for the Debtors’ estates by approximately $3.5 million per month. Additionally, the Debtors successfully obtained the Bankruptcy Court’s approval of (i) SLB agreements with Engine Lease Finance Corporation (“ELFC”) related to a new LEAP engine [Docket No. 631], (ii) SLB agreements with AerCap related to four Boeing 737-8MAX aircraft [Docket No. 740], (iii) SLB agreements with Avolon Aerospace Leasing Limited related to one CFM56-7B engine [Docket No. 842], (iv) a lease agreement with ELFC related to one LEAP-1B spare engine [Docket No. 963], (v) a lease agreement with FTAI Aviation Limited with respect to one CFM56-7B26 engine [Docket No. 1019], (vi) a lease agreement with BBAM Aviation Services Limited related to one Boeing 737-800BCF aircraft [Docket No. 1015], (vii) lease agreements with AerCap with respect to two used CFM56-7B26 spare engines [Docket No. 1059], (viii) a lease amendment to extend a lease with AerCap for a Boeing 737-700 aircraft [Docket No. 1089], (ix) SLB agreements with SKY Aero Management Limited with respect to three Boeing 737 MAX8 aircraft [Docket No. 1152], (x) a lease amendment to extend a lease with Merx Aviation Servicing Limited for a Boeing 737-800 aircraft [Docket No. 1172], (xi) SLB agreements with BBAM Aviation Services Limited with respect to up to five Boeing 737-8MAX aircraft [Docket No. 1271], and (xii) SLB agreements with High Ridge Aviation Limited with respect to up to three Boeing 737-8MAX aircraft [Docket No. 1272]. The Debtors continue to negotiate agreements for additional SLB arrangements and aircraft and engine leases.

The Debtors have rejected certain agreements with respect to aircraft and engine equipment that did not provide value to the Debtors’ estates, including rejections of agreements with respect to (i) two excess engines [Docket No. 209], (ii) one excess aircraft and one excess engine [Docket No. 476], (iii) three excess aircraft (including a settlement agreement related to the three aircraft, and a common terms agreement with respect to one of such aircraft) [Docket No. 958], and (iv) two

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excess aircraft [Docket No. 969]. The Debtors also assumed and assigned agreements related to two engines [Docket No. 906].

H.	Exclusivity

Under section 1121(b) of the Bankruptcy Code, a debtor in possession has the exclusive right to file a chapter 11 plan for the first 120 days of its chapter 11 case (the “Exclusive Plan Period”). Under section 1121(c)(3) of the Bankruptcy Code, if a debtor files a plan within the Exclusive Plan Period, it has 180 days after commencing the chapter 11 case to obtain acceptances of such plan (the “Exclusive Solicitation Period” and, together with the Exclusive Plan Period, the “Exclusive Periods”). The Bankruptcy Court may, pursuant to section 1121(d) of the Bankruptcy Code, extend the Exclusive Periods for cause.

On June 3, 2024, the Bankruptcy Court entered an order [Docket No. 679] granting the Debtors’ motion to extend the Exclusive Plan Period to October 21, 2024, and the Exclusive Solicitation Period to December 20, 2024. On November 7, 2024, the Bankruptcy Court entered an order [Docket No. 1045] granting the Debtors’ second motion to extend the Exclusive Plan Period to March 20, 2025, and the Exclusive Solicitation Period to May 19, 2025.

I.	Schedules and Claims Bar Dates

On March 25 and 26, 2024, the Debtors filed their statements of financial affairs (the “SOFAs”) and schedules of assets and liabilities (the “Schedules”) [Docket Nos. 349–374] listing known and potential claims against them. On April 22 and 23, 2024, certain Debtors filed amended SOFAs and Schedules [Docket Nos. 511–523], and on February 3, 2025, certain Debtors filed further amended Schedules [Docket Nos. 1264–1265] (collectively, the “Amended Schedules and SOFAs”).

On April 9, 2024, the Bankruptcy Court entered the Order (i) Establishing Bar Dates for Filing Proofs of Claim; (ii) Approving Proof of Claim Forms, Bar Date Notices, and Mailing and Publication Procedures; (iii) Implementing Procedures Regarding 503(B)(9) Claims and Administrative Claims; and (iv) Granting Related Relief [Docket No. 447] (the “Claims Bar Date Order”) establishing the following Claims Bar Dates: (i) June 14, 2024 as the deadline for all creditors other than governmental units to file Proofs of Claim and (ii) July 23, 2024 as the deadline for the governmental units to file Proofs of Claim. On June 6, 2024, the Bankruptcy Court entered an order [Docket No. 691] amending the Claims Bar Date Order to exclude the following parties from the obligation to comply with the Claims Bar Dates: (i) certain Brazilian customers, current and former employees, and governmental authorities who brought claims or levied fines through administrative or litigation proceedings against the Debtors in Brazil and (ii) the Debtors’ directors and officers.

The Debtors provided notice of the Claims Bar Dates, including publication notices in the United States, via the national edition of the Wall Street Journal, and in Brazil, via Folha de São Paulo.

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J.	LATAM Dispute

At the outset of these Chapter 11 Cases, the Debtors obtained Court authorization to conduct discovery pursuant to Federal Rule of Bankruptcy Procedure 2004 related to certain postpetition actions of LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (together with their affiliates, collectively, “LATAM”) [Docket No. 120]. The Debtors and their advisors reviewed documents produced, conducted depositions of LATAM personnel, and analyzed potential claims. Following this investigation, the Debtors determined not to pursue claims related to LATAM’s conduct.

K.	Settlements with Certain Banks

On May 29, 2024, the Bankruptcy Court approved the Safra Stipulation between the Debtors and Safra regarding, among other things, adequate protection of Safra’s secured claims in exchange for agreements to factor receivables [Docket No. 648].

On August 2, 2024, the Bankruptcy Court entered the Debenture Banks Order [Docket No. 844] approving the terms of the Debenture Banks Stipulation among GLA, GLAI, and the Debenture Banks. The Debenture Banks Stipulation contemplates, among other things, the consensual use of the Debenture Banks’ cash collateral, amendments to existing Factoring Agreements with each of Banco Santander S.A. and Banco do Brasil S.A. and entry into a new Factoring Agreement with Banco Bradesco S.A., and the renewal of certain standby letters of credit issued by the Debenture Banks that secure the Debtors’ obligations under their lease arrangements. The Debenture Banks Stipulation also contemplates amending the Debentures to, among other things, provide for an amended amortization schedule and interest rate.

On August 26, 2024, the Bankruptcy Court entered an order authorizing the Debtors to enter into a settlement agreement with Pine related to the Pine Credit Note [Docket No. 928]. Pine had initiated an action in a Brazilian court in violation of the automatic stay for nonpayment of approximately $2.2 million related to the Pine Credit Note. After negotiations with Pine, the Debtors agreed to, among other things, amend their existing agreements with Pine or enter into new ones to evidence an obligation in favor of Pine of approximately $2,199,963, which was to be amortized over four years beginning in September 2024. The Debtors also agreed to make monthly interest payments to Pine on this amount at an annual interest rate of 15.8%. Pine agreed to provide the Debtors with a new credit line of approximately $3,046,798 to allow the Debtors to enter into derivative financial instruments related to currency or oil and its subproducts. Pine also agreed to dismiss the collection action it had commenced against the Debtors in Brazil and to not undertake any judicial or extrajudicial measures to collect any prepetition amounts from the Debtors.

On August 29, 2024, the Bankruptcy Court entered an order authorizing the Debtors to enter into a settlement agreement with Rendimento related to a partnership and cooperation agreement regarding the factoring of the Debtors’ trade payables [Docket No. 904]. Rendimento had requested payment from the Debtors on account of one such receivable, began exercising remedies, and threatened litigation, all in violation of the automatic stay. The Debtors successfully negotiated with Rendimento to amend their existing agreements with Rendimento or enter into new ones to evidence an obligation in favor of Rendimento in the amount of approximately $4,054,518. The Debtors agreed to make monthly principal payments to Rendimento of less than

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$100,000 over four years, with the first installment due on the later of August 23, 2024, or three (3) days after the execution of definitive documentation. The Debtors also agreed to make interest payments to Rendimento on this amount at an annual interest rate of 13.7%. Rendimento agreed to refrain from undertaking judicial or extrajudicial measures to collect on any prepetition amounts from the Debtors or Reorganized Debtors.

L.	Business Plan

In formulating the Plan, the Debtors’ management and advisors, under the direction of the Restructuring Committee, prepared a long-term business plan (the “Business Plan”), which was developed over many months of analysis and consideration and has provided a platform for the Debtors to seek new capital and ensure the Plan is feasible and value-maximizing. This Business Plan was essential to the development of the Plan, and its formulation required the concerted efforts of the Debtors’ management and restructuring advisors and approval of GLAI’s board. The Business Plan forms the basis of the Financial Projections (as defined herein), which are attached to this Disclosure Statement as Exhibit D.

The Business Plan incorporates the financial benefits from the Tax Agreement and additional financial benefits that the Debtors or Reorganized Debtors, as applicable, would enjoy if the Boeing Agreement is consummated. The Business Plan also includes details on the Debtors’ continuing efforts to improve operational and financial performance. The Business Plan targets a return to pre-pandemic levels of domestic capacity by 2026. The Business Plan also demonstrates the Debtors’ commitment towards expanding their network, both domestically and internationally, while maximizing profits over the long term. In order to support its planned expansion, the Business Plan projects the growth of the Debtors’ fleet to 167 aircraft by year-end 2029 while investing in its existing fleet in the near-term. After its development, the Business Plan has been amended from time to time to reflect, among other things, market conditions, operational setbacks, including aircraft delivery delays and historic floods, and other reasonably foreseeable factors that may affect the Debtors’ operating performance and liquidity needs.

M.	Brazilian Tax Settlement Agreement

In April 2023, the Debtors commenced negotiations with the Brazilian Federal Revenue Service and the General Counsel for the National Treasury (collectively, the “Government Parties”) regarding the Debtors’ eligibility for a government support program that would reduce the Debtors’ tax and other obligations owed to the Government Parties, in the alleged amount of up to $1.1 billion (the “Government Liability”). The Government Liability included approximately $185 million on account of social security taxes, approximately $700 million on account of other federal taxes, and approximately $117 million of outstanding navigation fees owed to the Brazilian Department of Air Space Control (Departamento de Controle do Espaço Aéreo, or “DECEA”). The Government Liability arose from, among other things, (i) certain amounts claimed by the Government Parties to be due that remained under dispute in judicial and administrative proceedings in Brazil, (ii) approximately $360 million that accrued and was deferred since the start of the COVID-19 pandemic and which the Debtors were unable to pay due to financial difficulties resulting from the pandemic, and (iii) certain amounts that were due and owing as a result of the reversal of a judicial decision related to certain taxes.

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As detailed below, on December 18, 2024, the Bankruptcy Court entered an order [Docket No. 1164] (the “Tax Settlement Agreement Order”) authorizing the Debtors to enter into the settlement agreement between the Debtors and the Government Parties. Pursuant to the settlement agreement, the Debtors and the Government Parties agreed to reduce the Government Liability by approximately $750 million, resulting in an outstanding amount owed to the Government Parties of approximately $250 million (the “Settlement Amount”), which reflects both a discount on the Government Liability and the application of certain tax losses. The Settlement Amount will be paid pursuant to installment payment plans of (i) sixty consecutive monthly payments for the social security taxes and (ii) 120 consecutive monthly payments for all other federal taxes and fees owed to DECEA. In addition, the settlement agreement generated approximately $184 million of liquidity for the Debtors through 2029, including approximately $150 million in liquidity in the first twenty-four months. Further, the Debtors agreed to pledge certain collateral to secure the obligations under the settlement agreement on a “second lien” basis and only in case an event of default occurs. The pledged collateral consists of (i) certain airport slots recorded on the Debtors’ balance sheet as having value of approximately $188 million, which represents approximately 20% of the overall value of the Debtors’ airport slots, (ii) all of the receivables from a ticket sales contract with the Ministry of Management and Innovation in Public Services, (iii) all of the receivables from the ticket sales contract with CVC Brasil Operadora E Agência De Viagens S.A., and (iv) all of the receivables derived from the use of the Debtors’ media spaces.

The Debtors obtained the consent of the Required Holders’ (as defined in the DIP Indenture) to the granting of the second priority security interests under the settlement agreement, subject to the Debtors’ compliance with the terms of the Tax Settlement Agreement Order, including the “Pre-Execution Requirements” set forth on Schedule A to, and as defined in, the Tax Settlement Agreement Order. On or about December 26, 2024, the Debtors completed all conditions precedent set forth in the Pre-Execution Requirements and thereafter executed the settlement agreement with the Government Parties.

N.	Abra and Azul Memorandum of Understanding

As described in the Notice of Filing of January 15, 2025, “Material Facts” [Docket No. 1228] (the “Press Release”), on January 15, 2025, Abra Group Limited (“AGL”) and Azul S.A. (“Azul”) signed a non-binding Memorandum of Understanding (the “Non-Binding MOU”) with the intent to explore the feasibility of a business combination involving the Reorganized Debtors and Azul. The Debtors are not a party to the Non-Binding MOU. As set forth in the Non-Binding MOU, a transaction, if any, would be subject to and occur following the confirmation and consummation of the Plan, the completion of due diligence and the negotiation of definitive documentation, as well as other closing conditions and approvals set forth in the Non-Binding MOU and others that may be negotiated in connection with a potential transaction. According to the Non-Binding MOU, AGL and Azul have agreed that any transaction will not result in an increase in the GOL net leverage, pursuant to the definitions therein. The Debtors have been advised by Abra that the Non-Binding MOU remains at an initial stage of negotiation and the timing of a transaction with Azul, if any, remains uncertain.

The Debtors are focused on emergence from chapter 11 on the terms set forth in the Plan as a stand-alone company and Abra has committed to support the standalone exit from chapter 11 consistent with the terms of the Plan Support Agreement and the Plan.

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As part of the settlement embodied in the Plan, the Committee negotiated for certain protections (described in Article V.D.3 of the Plan) in the event that AGL (or any successor) were to enter into transactions with Azul that could be viewed as benefitting Abra disproportionately relative to the holders of Allowed General Unsecured Claims entitled to New Equity under the Plan. If New GOL Parent, New Gol Intermediate Co., or the Reorganized Debtors were to enter into a transaction with Azul in the future, the positive and/or negative implications of any such transaction to New Equity holders (in their capacities as such) are expected to inure to the benefit of all New Equity holders proportionately and subject to the terms of the New GOL Parent Organizational Documents. As set forth in the Plan, any Business Combination or joint venture between New GOL Parent or any of its subsidiaries and Azul and any of its Affiliates is not an event described in Article V.D.3 of the Plan, because, as described in the preceding sentence, the protections are intended in the event that a transaction is consummated with AGL (or any successor) or any its Affiliates and not New GOL Parent, New Gol Intermediate Co., or the Reorganized Debtors.

O.	Diligence Sought by Certain Noteholders

Beginning in April of 2024, Whitebox Advisors LLC (“Whitebox”), a holder of the majority of the outstanding 2024 Senior Exchangeable Notes, sought informal diligence from the Debtors regarding the Abra Transaction’s[12] effect on GEF, the issuer of the 2024 Senior Exchangeable Notes and the 2028 Senior Secured Exchangeable Notes, as well as regarding GEF’s purchase of warrants in GLAI. According to Whitebox, they sought this diligence in order to better understand the purported settlement embodied in the Plan, including with respect to the adequacy and reasonableness of the investigation of, and value ascribed to, any claims that Whitebox and/or GEF may be able to assert arising from the Abra Transaction and/or GEF’s purchase of warrants in GLAI. According to Whitebox, they believe that, through the Abra Transaction, the Debtors’ and GEF’s existing largely-unsecured debt was exchanged for substantially more expensive secured debt. In addition, Whitebox asserts that GEF used the entirety of the proceeds it received from its issuance of new debt in the Abra Transaction to purchase warrants in GLAI (for Abra’s benefit only), which warrants became worthless upon GLAI’s filing for chapter 11. Indeed, in Whitebox’s view, through the Abra Transaction, the 2024 Senior Exchangeable Notes (which accrued interest at a rate of 3.75% and were unsecured), 2025 Senior Notes (which accrued interest at a rate of 7% and were unsecured), 2026 Senior Secured Notes (which accrued interest at a rate of 8% and are secured by certain spare parts and intellectual property), and Perpetual Notes (which accrued interest at a rate of 8.75% and were unsecured) were tendered to the Company in exchange for the Company’s private placement with Abra of the 2028 Senior Secured Notes (which accrued interest at a rate of 18% plus an original issue discount of fifteen points and are secured by certain intellectual property and other assets related to the Smiles loyalty program, all shares of Smiles Fidelidade S.A. and, on a pari passu basis, all collateral securing the 2026 Senior Secured Notes). Whitebox further contends that approximately $1.2 billion of the 2028 Senior Secured Notes, issued by GFL, were subsequently redeemed by GFL at Abra’s election, that Abra then received an equivalent amount of 2028 Senior Secured Exchangeable Notes, issued by GEF (which carried substantially identical interest and security terms as the 2028 Senior Secured Notes), and that GEF received the proceeds of this multi-step transaction in cash.

[12]	The Company’s characterization of the Abra Transaction is set forth in Section III.E.
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Whitebox disagrees with the Debtors’ contention that in October 2023, GLAI announced the issuance of additional warrants at a subscription price set in accordance with an independent fairness opinion to comport with the requirements of issuing exchangeable debt under Brazilian law. Rather, Whitebox contends that the approximately 1.8 billion GLAI warrants were issued solely for Abra’s benefit, in order to ensure the availability of preferred shares of GLAI in the event that Abra elected to exercise its rights to exchange its newly acquired approximately $1.2 billion of 2028 Senior Secured Exchangeable Notes for additional GLAI equity. In Whitebox’s view, the subscription price of the GLAI warrants was based on a fairness report obtained by GLAI, the issuer of the warrants, and believes that GEF, the purchaser of the warrants, did not obtain its own valuation. Moreover, Whitebox contends that the fairness opinion obtained by GLAI used a backward-looking valuation date earlier in the summer of 2023, which also corresponded to a historic high for GLAI’s stock price, and that GEF subsequently used the entirety of the approximately $1.2 billion of cash proceeds it received from its issuance of the 2028 Senior Secured Exchangeable Notes to purchase approximately $1.2 billion of the GLAI warrants (for Abra’s benefit only) months before GLAI filed for chapter 11.

On February 25, 2025, because Whitebox did not believe that the Debtors had provided sufficient information to address Whitebox’s concerns through the informal diligence process, Whitebox served formal discovery requests on both the Debtors and Abra. Whitebox contends that it or GEF may be able to assert claims against other Debtor entities, their directors, GEF’s directors, Abra, and Abra’s directors arising from GEF’s issuance of the 2028 Senior Secured Exchangeable Notes, as well as from GEF’s subsequent purchase of warrants in GLAI, and that the value of those claims is not adequately accounted for in the purported settlement embodied in the Plan. In particular, Whitebox has alleged that the price of the warrants in GLAI that GEF purchased was set too high (and, in Whitebox’s view, potentially intentionally) so as to result in GEF’s transfer of all of the economic value it otherwise would have received from the issuance of the 2028 Senior Secured Exchangeable Notes. Whitebox further contends that, if the price had been lower, GEF would have held assets (whether in cash or in the form of a receivable from another Debtor) sufficient to materially increase recoveries for creditors of GEF. Whitebox asserts that parties may have claims against GEF’s directors for breach of fiduciary duties by approving the Abra Transaction and the purchase of warrants in GLAI without sufficient information, diligence, and/or analysis, and that valuable claims (including claims under applicable foreign law) exist against GEF’s directors at that time. Whitebox further contends that valuable claims exist against other entities and individuals (including in particular Abra, GLAI, and their respective boards of directors) that were involved in inducing and/or aiding and abetting these breaches of fiduciary duty, as well as against Abra for its apparent control of GEF’s actions in participating in the Abra Transaction and purchasing the over-priced GLAI warrants. Whitebox does not believe that the Debtors’ or the Committee’s investigations adequately considered the viability of GEF specific claims, and does not believe that the Debtors have established a sufficient basis to release those claims as contemplated by the Plan. As a result, Whitebox contends that either (a) all of such claims could and should be asserted or (b) the purported settlement embodied in the Plan should be adjusted to account for the value of such claims (which are currently valued at $0), and that, irrespective of whether (a) or (b) is pursued, the value of such claims or settlement should for to the benefit of GEF’s creditors.

The Debtors strongly disagree with Whitebox’s allegations and characterization of the Abra Transaction. First, the deadline for Whitebox to bring claims against Abra and certain other

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parties relating to the Abra Transaction has passed, and Whitebox did not bring any timely challenges or seek standing to pursue any claims. Second, even if Whitebox were able to pursue claims against Abra or any other party in connection with the Abra Transaction, the Debtors do not believe any of these purported claims would entitle Whitebox to a greater recovery than it will receive under the Plan. Finally, the Debtors do not believe that Whitebox would be able to establish standing. Among other responses and defenses, it is unlikely that GEF would have had any material assets with which to satisfy its creditors regardless of whether the Abra Transaction occurred.

The Abra Transaction also resulted in certain changes to intercompany balances among various entities within the Company, including between GEF and GFL. In connection with the Abra Transaction, over $350 million in 2024 Senior Exchangeable Notes, issued by GEF, were tendered in exchange for certain 2028 Senior Secured Notes issued by GFL. This exchange created a $350 million obligation from GEF to GFL, which reduced a previously outstanding intercompany balance of approximately $260 million owed by GFL to GEF (arising from GEF’s transfer of the proceeds of the 2024 Senior Exchangeable Notes to GFL) to approximately $90 million. Certain previous intercompany obligations from GEF to GFL also remained in place, including an approximately $33 million obligation arising from GFL’s payment of GEF’s operational costs and certain fees and commissions related to the issuance of the 2024 Senior Exchangeable Notes. GEF, a special purpose vehicle with no independent operations or revenue, also borrowed funds from GFL in order to pay interest on both the 2024 Senior Exchangeable Notes and the 2028 Senior Secured Exchangeable Notes, thereby increasing its intercompany obligation to GFL. The balance of GEF’s obligation to GFL now stands at approximately $192 million, as reflected in the Amended Schedules and SOFAs. Whitebox contends that any obligations owed by GEF to GFL could have been satisfied had GEF retained a portion of the approximately $1.2 billion it received for its issuance of the 2028 Senior Secured Exchangeable Notes, rather than using the entirety of such proceeds to purchase warrants in GLAI. Whitebox has sought both informal and formal discovery regarding the intercompany balances and reserves all its rights to challenge such accounting. The Debtors again disagree with these assertions. Among many other reasons, in the Debtors’ view, Whitebox’s position is that it should both be able to enjoy the benefits of, yet unwind certain parts of, the Abra Transaction.

SECTION V.
Plan support agreement and SETTLEMENT

A.	Restructuring Negotiations, Committee Investigation into Prepetition Transactions, and Execution of the Plan Support Agreement

Pursuant to the DIP Order, the Committee had until May 13, 2024, to timely file an adversary proceeding or contested matter asserting a Challenge (as defined in the DIP Order). Accordingly, the Committee undertook an investigation into possible claims and causes of action that could form the basis for a Challenge. In an effort to avoid litigation while the Committee continued its investigation, the Debtors, Abra, the Committee, and several other key stakeholders agreed to extend the Committee’s Challenge Period (as defined in the DIP Order) to July 12, 2024, as permitted by the DIP Order, subject to an automatic further extension to October 11, 2024 if the Committee delivered a list of claims, objections, defenses, and Challenges to the Debtors, Abra,

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and several other key stakeholders [Docket No. 596] (the Initial Challenge Period Stipulation).[13] On July 12, 2024, the Committee delivered its List of Claims (as defined in the Initial Challenge Period Stipulation) listing potential claims against various parties in interest, thereby automatically extending the Challenge Period to October 11, 2024.[14]

The Committee’s investigation and List of Claims focused primarily on the Abra Transaction. In order to evaluate potential causes of action that could form the basis for a Challenge, the Committee and its professionals took several steps. First, the Committee’s professionals issued no less than eleven formal document requests to advisors for the Debtors and Abra. These document requests related to a number of issues, including governance, the Debtors’ efforts to find an alternative transaction, financial projections, collateral packages, and non-privileged communications. In response, the Debtors and Abra produced approximately 22,000 documents to the Committee, comprising at least 121,000 pages. Second, outside of document production, the Committee’s professionals performed extensive background research on the Debtors, Abra, the key individuals and legal entities involved in the Abra Transaction, and the structural components of the Abra Transaction. Third, the Committee’s professionals spent numerous hours engaged in informal dialogue with the Debtors, Abra, and their respective advisors to obtain background and contextual information about the Abra Transaction. Fourth, the Committee’s professionals spent significant time and resources analyzing jurisdictional issues, conducting legal research on potential claims, and assessing various defendants’ potential affirmative defenses. Fifth, the Committee’s professionals evaluated the Debtors’ capital structure assuming a successful prosecution of the Committee’s potential claims, including successfully unwinding the Abra Transaction. Throughout the investigation, the Committee’s professionals regularly discussed the results of its analysis with the Committee.

The List of Claims identified numerous potential claims against various parties in interest, including Abra, holders of the Abra Notes (the “Abra Noteholders”), and holders of the 2028 Notes, as follows:

•	The 2028 Notes make-whole claims may be subject to disallowance under New York state law and the Bankruptcy Code;
•	The 2028 Notes claims may be partially reduced on account of original issue discount;
•	Certain aspects of the Abra Transaction may be subject to avoidance as actual and/or constructive fraudulent transfers under sections 544 and 548(a)(1) of the Bankruptcy Code

[13]	Following April 9, 2024, the Committee became the only party in interest that may assert a Challenge, including any Challenge relating to the Abra Transaction. See DIP Order ¶ 25(b).
[14]	As discussions progressed in the fall of 2024, the parties extended the Challenge Period again to January 11, 2025 [Docket No. 1021]. The Challenge Period was then extended again to February 11, 2025 [Docket No. 1223]. Thereafter, the relevant parties agreed to further extend the Challenge Period, solely with respect to the Committee and solely with respect to the claims included in the List of Claims other than those pertaining to the 2026 Senior Secured Notes, to the earlier of (i) the Effective Date and (ii) twenty-one (21) calendar days following the earliest of (x) the termination of the Plan Support Agreement (other than as a result of the occurrence of the Effective Date), (y) the Debtors’ withdrawal of the Plan, and (z) the Bankruptcy Court’s entry of an order denying confirmation of the Plan [Docket No. 1276].
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(e.g., the 2028 Notes claims, liens granted in connection with the 2028 Notes, guarantees issued in connection with the 2028 Notes, and the “drop down” of the Smiles collateral);

•	Certain aspects of the Abra Transaction may be subject to avoidance as preferential transfers under section 547 of the Bankruptcy Code;
•	Abra’s secured claims may be subject to equitable subordination;
•	The Debtors’ entry into the 2028 Senior Secured Exchangeable Note Purchase Agreement and the 2028 Senior Secured Note Purchase Agreement may be deemed unconscionable and therefore unenforceable;
•	Various potential claims relating to the Abra Noteholders’ asserted claims against the estates (e.g., equitable subordination, avoidance of claims and liens under applicable bankruptcy and non-bankruptcy law); and
•	Post-petition interest paid on the 2028 Notes may be disgorged or recharacterized.[15]

Following delivery of the List of Claims, the Debtors, Abra, and the Committee began discussions on the framework for a consensual chapter 11 plan that would substantially deleverage the Debtors’ balance sheet, provide a meaningful recovery to unsecured creditors, and resolve all potential estate claims and causes of action that the Committee might otherwise have sought standing to pursue. These negotiations took place over the span of several months and were led, on the Debtors’ part, by the Restructuring Committee, to ensure rigorous and impartial assessment. The parties exchanged numerous proposals and engaged in multiple days’-long, in-person meetings among advisors to the Debtors, the Committee, and Abra, as well as in-person meetings among members of the Restructuring Committee and Abra principals.

Throughout its negotiations with the Debtors and Abra, the Committee evaluated whether general unsecured creditors would be better off negotiating a consensual resolution or prosecuting the potential claims identified in the List of Claims. These settlement negotiations culminated in the formulation of the Restructuring Term Sheet attached to the Plan Support Agreement among the Debtors, Abra, and the Committee, which was executed on November 5, 2024.[16]

The Committee’s decision to settle the potential claims identified in the List of Claims was based, in part, on numerous key considerations.

•	First, many of the potential claims that could have been asserted by the Committee were subject to potential affirmative defenses, including section 546(e) of the Bankruptcy Code,

[15]	While the List of Claims prepared by the Committee did not include any breach of fiduciary duty or related claims, the Committee did consider such claims and other estate Causes of Action and believed that settlement of all such claims as part of the Plan settlement was reasonable for the reasons set forth below.
[16]	In December 2024, after executing the Plan Support Agreement, the parties thereto agreed to extend the Milestones set forth in sections 4.01(b)-(e) of the Plan Support Agreement by thirty (30) calendar days, calculated in accordance with Bankruptcy Rule 9006(a).
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and whether such claims can be applied extraterritorially given the largely international nature of the Abra Transaction.

•	Second, the Committee determined that a litigation strategy could materially undermine the Debtors’ ability to successfully reorganize. Prosecuting the potential claims identified in the List of Claims would have subjected the Debtors’ estates to extremely costly litigation, the resolution of which would take months (if not years). At a minimum, any such litigation would have likely reduced the Debtors’ reorganization value, thereby limiting the upside of any litigation and making any recovery even more uncertain. At worst, the Committee was well aware that litigating the potential claims identified in the List of Claims could have significantly increased the likelihood of a liquidation.
•	Third, because the successful prosecution of the Committee’s potential avoidance claims would have still left Abra with over $1.2 billion of secured and unsecured claims, the Committee would have had to successfully argue that all of Abra’s claims should be equitably subordinated in order to prevent Abra from receiving a significant majority of the value to be distributed to the Debtors’ creditors. The Committee determined that achieving this result would be challenging for numerous reasons, including the high standard for establishing equitable subordination.
•	Fourth, in light of the points above, in the event the Committee was not successful in prosecuting its claims, Abra would have likely been entitled to 100% of the reorganization value of the Debtors.

Among other commitments, the Plan Support Agreement obligates Abra and the Committee to support a chapter 11 plan on the terms set forth in the Restructuring Term Sheet. Such terms, which are embodied in the Plan, will allow the Debtors to extinguish approximately $1.7 billion of prepetition funded debt and approximately $850 million of other obligations. The Restructuring Term Sheet reflects a comprehensive settlement whereby Abra has agreed to substantially equitize its claims for New Equity with an approximate value of $950 million and to accept take-back debt totaling $850 million in exchange for a total asserted claim of approximately $2.8 billion. The parties to the Plan Support Agreement also agreed that holders of General Unsecured Claims will receive New Equity valued at up to approximately $235 million and possibly more, based upon an agreement to provide up to an additional approximately $75 million of value in New Equity, which today reflects 50% of the difference between the aggregate amount of value to be distributed under the Plan to the holders of Allowed 2026 Senior Secured Notes Claims and $252,565,388.89. For further discussion of the allocation of value among holders of General Unsecured Claims, see Section V.D herein. This significant deleveraging will allow the Debtors to raise up to approximately $1.9 billion of new capital, setting them on a path for sustained success following their emergence from chapter 11.

B.	Value of New Equity

For purposes of the terms of the Plan Support Agreement and the distributions to be made under the Plan, the New Equity has an assumed value of approximately $1.2 to $1.4 billion. The value of the New Equity reflects an agreed settlement value negotiated as part of the Plan Support Agreement between the Debtors, Abra, and the Committee. The value of the New Equity is an

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important feature of the settlement and compromise contained in the Plan. Among other things, the assumed agreed value of the New Equity forms the basis for the agreement by Abra to receive an approximately 65 cent recovery on account of the Allowed 2028 Notes Claims, with a significant portion of its distribution being in the form of New Equity. Absent Abra’s agreement, the Debtors believe that they would likely be unable to raise sufficient capital to fully satisfy their secured prepetition funded debt obligations or otherwise have the liquidity to support, among other things, the required go-forward debt and lease obligations. Abra’s agreement to equitize a portion of the Allowed 2028 Notes Claims facilitates the ability of the Debtors to raise new capital, which will be used to satisfy the Debtors’ existing obligations and to provide fresh capital. Absent such a concession, the Debtors may have no other option than to liquidate. In addition, the assumed agreed value of the New Equity forms the basis of the amount of New Equity to be distributed to the holders of General Unsecured Claims in settlement of the Claims and Causes of Action that the Committee threatened to pursue as part of the Plan negotiation.

The Debtors, Abra, and the Committee negotiated the value of the New Equity with the advice of their respective financial advisors, all of which believed such value would prove to fall within a supportable range of equity values for the Reorganized Debtors at emergence.

The 2026 Senior Secured Notes Ad Hoc Group asserts, among other things, that the appraised value of all collateral securing the Debtors’ secured debt, including the DIP Facility, exceeds the value of all secured claims. See The GOL 2026 Senior Secured Notes Ad Hoc Group’s Preliminary Objection to Disclosure Statement for the Amended Joint Chapter 11 Plan of Reorganization of GOL Linhas Aéreas Inteligentes S.A. and its Affiliated Debtors [Docket No. 1302] (the “2026 Ad Hoc Group Objection”) at ¶¶ 20, 3. The Debtors do not believe that the value of all collateral securing the Debtors’ secured debt exceeds the value of all secured claims, including the DIP Facility. The Debtors believe the value of the New Equity as set forth in the Plan and described herein is within an appropriate and a supportable range and will support the settlement value at Plan confirmation.

C.	Value of 2026 Senior Secured Notes Claims

The Plan Support Agreement assumes two alternative treatments for holders of the 2026 Senior Secured Notes Claims (Class 4): (i) if Class 4 votes to accept the Plan, such holders will receive $100,000,000 of Non-Exchangeable Take-Back Notes; and (ii) if Class 4 votes to reject the Plan, such holders will receive a number of shares of New Equity, as well as $33.6 million in aggregate principal amount of 2026 Alternative Notes. Based on the equity value agreed to as part of the comprehensive settlement in the Plan Support Agreement embodied in the Plan, the value the Debtors have ascribed to the secured portion of the 2026 Senior Secured Notes Claims is approximately $33.6 million.

The 2026 Senior Secured Notes Ad Hoc Group disputes that the value of the secured portion of the 2026 Senior Secured Notes Claims is approximately $33.6 million. The Debtors obtained that certain (i) Valuation of: Gol Linhas Aéreas Inteligentes S.A. Brand Intellectual Property, dated November 5, 2024, with a total of R$7,190,800,000[17]; (ii) Full Appraisal of: Component Inventory Consisting of 123,292 (29,413 Unique) Spare Part Line Items, dated

[17]	The USD value based on the exchange rate on the day of the appraisal is $1,251,357,372.
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November 7, 2024, providing for a Pre-Audit Market Value of $178,893,217 and Post-Audit Market Value of $176,242,947; and (iii) Valuation of: Smiles Loyalty Program, Including all Intellectual Property, dated November 5, 2024, providing a total of R$22,208,000,000[18]. The position of the 2026 Senior Secured Notes Ad Hoc Group is that the 2026 Senior Secured Notes Claims are fully secured and that the proposed Plan treatment of the 2026 Senior Secured Notes Claims does not reflect and cannot be reconciled with the appraised value of the collateral that secures the 2026 Senior Secured Notes. See The GOL 2026 Senior Secured Notes Ad Hoc Group’s Preliminary Objection to Disclosure Statement for the Amended Joint Chapter 11 Plan of Reorganization of GOL Linhas Aéreas Inteligentes S.A. and its Affiliated Debtors [Docket No. 1302] at ¶ 20.

The Debtors disagree with the 2026 Senior Secured Notes Ad Hoc Group’s assertions and, in consultation with their advisors, believe that this amount reflects the appropriate valuation methodology to be applied under the circumstances, taking into account certain appraisals of the assets that serve as 2026 Senior Secured Notes collateral, the projected total enterprise value of the Debtors at emergence, and the methodologies to be employed under section 506(a) of the Bankruptcy Code.

D.	Allocation of Value Among Classes 10(a)–(m) – General Unsecured Claims

The recoveries for holders of General Unsecured Claims for each Debtor entity were a product of the settlement and compromise agreed to in the Plan Support Agreement and the Plan. Given the nature of the global settlement among the Committee, Abra, and the Debtors, it was agreed that the settlement value for holders of General Unsecured Claims would principally be allocated to GLA, the Debtors’ main operating subsidiary and the entity from which the value allocated to Abra on account of the Allowed 2028 Secured Claims is located. In addition, each of the Debtors funded debt holders and the vast majority of the Debtors’ unsecured creditors have Claims (whether primary or guarantee) at GLA, and there is de minimis value (if any) at the other Debtor entities other than intercompany claims. The allocation of the settlement value also takes into consideration intercompany claims against GLA with the same validity as all other claims at GLA. Accordingly, any settlement value allocated to a Debtor other than GLA by virtue of an intercompany claim, will be distributed to the holders of Allowed Claims at that Debtor entity in accordance with the terms of the Plan.

As part of the allocation process, the Committee and Debtors considered whether any creditors of particular Debtors were uniquely harmed by the Abra Transaction such that there should be an additional allocation to any particular Debtor entity. Ultimately, the Committee and the Debtors concluded in the exercise of their fiduciary duties to all creditors that no estate suffered outsized harm such that it should get a recovery outside the Plan beyond whatever allocation was dictated by the allocation model described above. Notably, if GEF were entitled to any recovery outside of the Plan settlement, the holders of Allowed 2028 Notes Claims would be entitled to nearly the entirety of any such recovery based on the amount of their Claims.

[18]	The USD value based on the exchange rate on the day of the appraisal is $ $3,890,816,076.
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SECTION VI.
Summary of THE Plan

This section of the Disclosure Statement summarizes the Plan, a copy of which is annexed hereto as Exhibit A. This summary is qualified in its entirety by reference to the provisions of the full Plan, which is attached hereto as Exhibit A.

If the Debtors determine, in their business judgment and in the exercise of their fiduciary duties, to proceed to Confirmation under a different structure than currently contained in the Plan, then the Debtors will amend the Plan accordingly, and, pursuant to Bankruptcy Rule 3019, the Debtors may proceed to Confirmation under such a modified Plan without resoliciting votes on the Plan so long as the modified Plan does not adversely change the treatment of the Claim or Interest of any holder thereof.

A.	Administrative Expenses and Other Unclassified Claims

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Expenses, DIP Facility Claims, and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in Article III of the Plan.

1.	Administrative Expenses
i.	Treatment of Administrative Expenses

Each holder of an Allowed Administrative Expense (other than Professional Fees), to the extent such Allowed Administrative Expense has not already been paid during the Chapter 11 Cases and without any further action by such holder, shall receive, in full and final satisfaction of its Administrative Expense, Cash equal to the Allowed amount of such Administrative Expense on the Effective Date (or, if payment is not then due, when such payment becomes due in the applicable Reorganized Debtor’s ordinary course of business without further notice to, or order of, the Bankruptcy Court), unless otherwise agreed by the holder of such Administrative Expense and the applicable Debtor or Reorganized Debtor.

ii.	Administrative Expense Bar Date

Unless previously filed or as otherwise governed by an order of the Bankruptcy Court or an agreement with the Debtors, requests for payment of Administrative Expenses (other than Professional Fees) that accrued on or before the Effective Date but remained unpaid as of such date must be filed with the Bankruptcy Court and served on the Debtors or the Reorganized Debtors, as applicable, no later than the Administrative Expense Bar Date or such date specified in an order of the Bankruptcy Court or agreement with the Debtors. Holders of Allowed Administrative Expenses that are required to file and serve a request for payment and that do not timely file and serve such a request shall be forever barred from asserting such Administrative Expenses against the Debtors, the Reorganized Debtors, or their respective property, and such Administrative Expense shall be automatically discharged as of the Effective Date. Objections to requests for payment of Administrative Expenses must be filed with the Bankruptcy Court and served on the Debtors or the Reorganized Debtors, as applicable, and the requesting party no later

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than the date that is the later of (i) 180 days after the Effective Date and (ii) such later date as may be set by an order of the Bankruptcy Court.

HOLDERS OF ADMINISTRATIVE EXPENSES THAT ARE REQUIRED TO, BUT DO NOT, FILE AND SERVE A REQUEST FOR PAYMENT OF SUCH ADMINISTRATIVE EXPENSES BY THE ADMINISTRATIVE EXPENSE BAR DATE SHALL BE FOREVER BARRED, ESTOPPED, AND ENJOINED FROM ASSERTING SUCH ADMINISTRATIVE EXPENSES AGAINST THE DEBTORS, THE REORGANIZED DEBTORS, THE ESTATES, OR THE ASSETS OR PROPERTY OF ANY OF THE FOREGOING, AND SUCH ADMINISTRATIVE EXPENSES SHALL BE DISCHARGED AS OF THE EFFECTIVE DATE.

2.	Professional Fees
i.	Final Fee Applications

All final requests for payment of Professional Fees incurred prior to the Effective Date must be filed with the Bankruptcy Court and served on the Reorganized Debtors, the U.S. Trustee, counsel to the Committee, and all other parties that have requested notice in the Chapter 11 Cases by no later than forty-five (45) days after the Effective Date, unless the Reorganized Debtors agree otherwise in writing; provided, that, with respect to any professionals who are engaged by the Debtors after the Confirmation Date and who were not previously retained by order of the Bankruptcy Court pursuant to sections 327, 328, 330, 331, 503(b), or 1103 of the Bankruptcy Code, the Debtors (i) shall not be subject to sections 327, 328, 330, 331, 503(b), or 1103 of the Bankruptcy Code and (ii) may, in the ordinary course of business and without any further notice to, or action, order, or approval of, the Bankruptcy Court, pay, without further approval, the reasonable and documented fees and expenses of such professionals. Objections to Professional Fees must be filed with the Bankruptcy Court and served on the Reorganized Debtors and the applicable Professional within thirty (30) days after the filing of the applicable final fee application. After notice and a hearing in accordance with the procedures established by the Bankruptcy Code and any prior orders of the Bankruptcy Court in the Chapter 11 Cases, the Allowed amounts of all Professional Fees shall be determined by the Bankruptcy Court and, once approved by the Bankruptcy Court, shall be paid in full in Cash from the Professional Fees Escrow Account as promptly as practicable; provided, however, that if the funds in the Professional Fees Escrow Account are insufficient to pay the full Allowed aggregate amount of the Professional Fees, the Reorganized Debtors shall promptly pay any remaining Allowed amounts from their Cash on hand.

For the avoidance of doubt, the immediately preceding paragraph shall not affect any professional-service Entity that the Debtors are permitted to pay without seeking authority from the Bankruptcy Court in the ordinary course of the Debtors’ business (and in accordance with any relevant prior order of the Bankruptcy Court), which payments may continue notwithstanding entry of the Confirmation Order and the Effective Date.

ii.	Professional Fees Escrow Account

Professionals shall estimate their unpaid Professional Fees incurred in rendering services to the Debtors, their Estates, or the Committee as applicable, as of the Effective Date and shall deliver such estimate to counsel for the Debtors no later than five (5) Business Days before the

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anticipated Effective Date; provided, that such estimate shall not be deemed to limit the Allowed Professional Fees of any Professional. If a Professional does not provide an estimate, the Debtors shall estimate the unpaid and unbilled fees and expenses of such Professional for the purposes of funding the Professional Fees Escrow Account.

On the Effective Date, the Reorganized Debtors shall fund the Professional Fees Escrow Account in an amount equal to all Professional Fees incurred but unpaid as of the Effective Date (including, for the avoidance of doubt, any reasonable estimates for unbilled amounts provided prior to the Effective Date). The Professional Fees Escrow Account may be an interest-bearing account. Amounts held in the Professional Fees Escrow Account shall not constitute property of the Reorganized Debtors; provided, however, that, in the event there is a remaining balance in the Professional Fees Escrow Account following payment of all Allowed Professional Fees, any such balance shall be promptly returned to, and constitute property of, the Reorganized Debtors.

iii.	Post-Effective Date Fees and Expenses

From and after the Effective Date, the Reorganized Debtors may, in the ordinary course of business and without any further notice to, or action, order, or approval of, the Bankruptcy Court, promptly pay in Cash the reasonable legal, professional, or other fees and expenses related to implementation of the Plan and Consummation incurred by the Reorganized Debtors, or the Committee in accordance with Article XIII.O of the Plan, on and after the Effective Date. On the Effective Date, any requirement that Professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Reorganized Debtors may employ and pay any professional in the ordinary course of business without any further notice to, or action, order or approval of, the Bankruptcy Court.

3.	DIP Facility Claims

On the Effective Date, the DIP Facility Claims shall be Allowed in the amount of the aggregate principal amount outstanding on such date (inclusive of any previously capitalized interest and fees) plus the aggregate amount of (i) accrued and unpaid interest to but excluding such date and (ii) accrued and unpaid fees, expenses, and noncontingent indemnification obligations arising and payable under and pursuant to the DIP Indenture as of such date. For the avoidance of doubt, the DIP Facility Claims shall not be subject to any avoidance, reduction, setoff, recoupment, recharacterization, subordination (equitable or contractual or otherwise), counter-claim, defense, disallowance, impairment, objection, or any challenges under applicable law or regulation.

Subject to Article II.D of the Plan, on the Effective Date, in full and final satisfaction, settlement, release, and discharge of, and in exchange for (if applicable), the Allowed DIP Facility Claims, each holder of an Allowed DIP Facility Claim shall receive either (i) payment in full in Cash or (ii) at the mutual election of such holder and the Debtors, an aggregate principal amount of Exit Notes equal to the amount of such holder’s Allowed DIP Facility Claim.

Upon the satisfaction in full of the Allowed DIP Facility Claims in accordance with the terms of the preceding paragraph, all Liens and security interests granted to secure the DIP Facility

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Claims shall be automatically terminated and of no further force and effect, without any further notice to, or action, order, or approval of, the Bankruptcy Court or any other Entity. In connection with confirmation of the Plan, unless and until the Allowed DIP Facility Claims are satisfied, (i) the DIP Facility Claims shall not be discharged, satisfied or released or otherwise affected in whole or in part, and each of the DIP Facility Claims shall remain outstanding, and (ii) the Liens securing the DIP Facility Claims shall not be deemed to have been waived, released, satisfied, subordinated or discharged.

Notwithstanding anything to the contrary in the Plan, on the Effective Date, the DIP Agent and its sub-agents shall be relieved of all further duties and responsibilities under the DIP Facility Documents and shall be deemed to have resigned, pursuant to section 12.03 of the DIP Indenture, as of the Effective Date; provided, that any provisions of the DIP Facility Documents that by their terms survive the termination of the DIP Facility Documents (including any applicable surviving indemnities) shall survive in accordance with the terms of the DIP Facility Documents as obligations of the Reorganized Debtors; provided, further, that the DIP Agent and its sub-agents shall take all steps and/or execute and/or deliver all instruments or documents, in each case reasonably requested by the Reorganized Debtors to effect the release, transfer, or assignment (as applicable) of the Liens granted pursuant to the DIP Documents and/or reflect on the public record the consummation of the payoff, releases, terminations, transfers, and assignments (as applicable) contemplated thereby.

Notwithstanding anything in the Plan or Confirmation Order to the contrary, on the Effective Date, the Challenge Period shall expire for all parties in interest and the Debtors’ stipulations, admissions, agreements, and releases contained in the DIP Order shall be binding upon the Debtors and any successor thereto.

4.	DIP Fees and Expenses

To the extent not previously paid during the course of the Chapter 11 Cases, the DIP Fees and Expenses incurred, or estimated to be incurred, up to and including the Effective Date, shall be paid in full in Cash on the Effective Date in accordance with, and subject to, the terms of the DIP Facility Documents, without (i) any requirement to file a fee application with the Bankruptcy Court, (ii) the need for itemized time detail, and (iii) any requirement for Bankruptcy Court’s review or approval. All DIP Fees and Expenses to be paid on the Effective Date shall be estimated prior to and as of the Effective Date, and such estimates shall be delivered to the Debtors at least five (5) Business Days before the anticipated Effective Date; provided, that such estimates shall not be considered an admission or limitation with respect to such DIP Fees and Expenses. On the Effective Date, final invoices for all DIP Fees and Expenses incurred prior to and as of the Effective Date shall be submitted to the Reorganized Debtors.

5.	Priority Tax Claims

Except to the extent that an Allowed Priority Tax Claim has not been previously paid in full or the holder of an Allowed Priority Tax Claim agrees to a less favorable treatment, in full and final satisfaction of each Priority Tax Claim, each Allowed Priority Tax Claim shall be treated in accordance with the terms of section 1129(a)(9)(C) of the Bankruptcy Code. In the event an

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Allowed Priority Tax Claim is Allowed as a Secured Claim, it shall be classified and treated as an Allowed Other Secured Claim.

B.	Classification and Treatment of Claims and Interests
1.	Classification of Claims and Interests

Claims and Interests, except for Administrative Expenses, DIP Facility Claims, and Priority Tax Claims, are classified in the Classes set forth in Article III of the Plan. A Claim or an Interest is classified in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim or Interest qualifies within the description of that Class and is classified in another Class to the extent that any portion of the Claim or Interest qualifies within the description of such other Class. To the extent there are no Allowed Claims or Allowed Interests, as applicable, in a Class, such Class shall be deemed not to exist.

The Plan constitutes a separate chapter 11 plan for each Debtor.

2.	Treatment of Claims and Interests
i.	Class 1 – Priority Non-Tax Claims
a.	Classification: Class 1 consists of all Priority Non-Tax Claims.
b.	Treatment: Except to the extent previously paid or the holder of a Priority Non-Tax Claim agrees to less favorable treatment, each holder of an Allowed Priority Non-Tax Claim shall (i) receive from the applicable Reorganized Debtor, in full and final satisfaction of its Priority Non-Tax Claim, payment, in Cash, equal to the Allowed amount of such Claim, on the later of the Effective Date and the date when its Priority Non Tax Claim becomes due and payable in the ordinary course or (ii) be otherwise rendered Unimpaired.
c.	Voting: Class 1 is Unimpaired under the Plan. Holders of Priority Non-Tax Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code and, therefore, are not entitled to vote to accept or reject the Plan.
ii.	Class 2 – Other Secured Claims
a.	Classification: Class 2 consists of all Other Secured Claims.
b.	Treatment: Except to the extent previously paid during the Chapter 11 Cases or the holder agrees to less favorable treatment, each holder of an Allowed Other Secured Claim, at the option of the Debtors or Reorganized Debtors, as applicable, shall, subject to applicable law and any applicable Lessor Agreement, (i) receive Cash in an amount equal to the Allowed amount of such Claim on the later of the Effective Date and the date that is ten (10) Business
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Days after the date such Claim becomes an Allowed Claim; (ii) have its Allowed Other Secured Claim Reinstated on the Effective Date; (iii) receive such other treatment sufficient to render its Allowed Other Secured Claim Unimpaired on the Effective Date; or (iv) on the Effective Date, receive delivery of, or retain, the applicable collateral securing any such Claim up to the secured amount of such Claim pursuant to section 506(a) of the Bankruptcy Code and payment of any interest required under section 506(b) of the Bankruptcy Code in satisfaction of the Allowed amount of such Other Secured Claim.

c.	Voting: Class 2 is Unimpaired under the Plan. Holders of Other Secured Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code and, therefore, are not entitled to vote to accept or reject the Plan.
iii.	Class 3 – 2028 Notes Claims
a.	Classification: Class 3 consists of all 2028 Notes Claims.
b.	Allowance: The 2028 Notes Claims shall be Allowed Secured Claims in the aggregate principal amount of $1,477,538,000, plus accrued and unpaid interest, the premiums (including each Applicable Premium), and all other applicable fees, costs, expenses, and other amounts due under the terms of the 2028 Notes Documents, subject to reduction for payments made by the Debtors.
c.	Treatment: On the Effective Date, each holder of an Allowed 2028 Notes Claim shall receive, in full and final satisfaction of its Allowed 2028 Notes Claim, its Pro Rata share of: (i) $600 million in aggregate principal amount of Non-Exchangeable Take-Back Notes, (ii) $250 million in aggregate principal amount of Exchangeable Take-Back Notes, (iii) the Abra Equity Distribution, and (iv) Cash in an amount equal to accrued and unpaid Cash Interest to but excluding the Effective Date. In no event shall any holder of a 2028 Notes Claims (in its capacity as such) be entitled to any recovery from the General Unsecured Claimholder Distribution on account of any unsecured or deficiency Claims.
d.	Voting: Class 3 is Impaired under the Plan. Holders of 2028 Notes Claims are entitled to vote to accept or reject the Plan.
iv.	Class 4 – 2026 Senior Secured Notes Claims
a.	Classification: Class 4 consists of all 2026 Senior Secured Notes Claims.
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b.	Treatment: On the Effective Date, each holder of an Allowed 2026 Senior Secured Notes Claim will receive, in full and final satisfaction of such Allowed 2026 Senior Secured Notes Claim, (i) if Class 4 votes to accept the Plan, its Pro Rata share of $100,000,000 of Non-Exchangeable Take-Back Notes; and (ii) if Class 4 votes to reject the Plan, its Pro Rata share of (a) the 2026 Alternative Notes and (b) a number of shares of New Equity having a value that would entitle such holder to receive the same recovery (expressed as a percentage of such holder’s Claim) on account of its unsecured deficiency claim that holders of Allowed General Unsecured Claims in the same amounts in each of Class 10(a), 10(b), and 10(c) are entitled to receive. No holder of a 2026 Senior Secured Notes Claim (in its capacity as such) shall be entitled to receive any recovery from the General Unsecured Claimholder Distribution.
c.	Voting: Class 4 is Impaired under the Plan. Holders of 2026 Senior Secured Notes Secured Claims are entitled to vote to accept or reject the Plan.
v.	Class 5 – Glide Notes Claims
a.	Classification: Class 5 consists of all Glide Notes Claims.
b.	Allowance: The Glide Senior Notes Claims shall be Allowed in the aggregate principal amount of $141,662,259, and the Glide Subordinated Notes Claims shall be Allowed in the aggregate principal amount of $66,035,947, in each case, plus accrued and unpaid interest to but excluding the Effective Date and all applicable fees, costs, expenses, and other amounts due under the terms of the Glide Notes Documents, subject to reduction for payments made by the Debtors.
c.	Treatment: Pursuant to the Lessor Agreements, on the Effective Date, in full and final satisfaction of their respective Claims, (i) each holder of an Allowed Glide Senior Notes Claim shall receive its Pro Rata share of the Amended Glide Senior Notes and Cash in an amount equal to accrued and unpaid interest under the Glide Notes Documents in respect of such holder’s 5.00% Senior Secured Notes due 2026, and (ii) each holder of an Allowed Glide Subordinated Notes Claim shall receive its Pro Rata share of the Amended Glide Subordinated Notes and Cash in an amount equal to accrued and unpaid interest under the Glide Notes Documents in respect of such holder’s 3.00% Subordinated Secured Notes due 2025.
d.	Voting: Class 5 is Impaired under the Plan. Holders of Glide Notes Claims are entitled to vote to accept or reject the Plan.
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vi.	Class 6 – Debenture Banks Claims
a.	Classification: Class 6 consists of all Debenture Banks Claims.
b.	Allowance: Pursuant to the Debenture Banks Order, the Debenture Banks shall each have an Allowed Secured Claim in accordance with the Debenture Banks Order.
c.	Treatment: Pursuant to the Debenture Banks Stipulation and Debenture Banks Order, on the Effective Date, in full and final satisfaction of its Allowed Debenture Banks Claim, each holder of an Allowed Debenture Banks Claim shall receive the treatment set forth in the Debenture Banks Stipulation and Debenture Banks Order, and the Amended Debentures shall become binding on, and vest with, the applicable Reorganized Debtors, in each case as agreed to by the Debenture Banks in the Debenture Banks Stipulation and Debenture Banks Order. On the Effective Date, the outstanding BdoB Letters of Credit, Santander Letters of Credit, and Bradesco Letters of Credit, and the Reimbursement Agreement applicable to each of the foregoing, shall be Reinstated and, following the Effective Date, shall continue in full force and effect and continue to be renewed subject to the terms and conditions of the Debenture Banks Stipulation and Debenture Banks Order. Any amounts due and owing to a Debenture Bank as of the Effective Date under any such Reimbursement Agreement shall be paid to the applicable Debenture Bank on the later of the (x) Effective Date and (y) date such amounts are due under the Reimbursement Agreement, and the Debenture Banks shall not be obligated to file a request for payment of any Administrative Expense arising under any Reimbursement Agreement on or before the Administrative Expense Bar Date. For the avoidance of doubt, any BdoB Letters of Credit, Santander Letters of Credit, or Bradesco Letters of Credit that are drawn on or after the Effective Date shall be repaid in the ordinary course of the Reorganized Debtors’ business.
d.	Voting: Class 6 is Impaired under the Plan. Holders of Debenture Banks Claims are entitled to vote to accept or reject the Plan.
vii.	Class 7 – AerCap Secured Note Claims
a.	Classification: Class 7 consists of the AerCap Secured Note Claims.
b.	Allowance: Pursuant to the AerCap Settlement Order, the AerCap Term Sheet, and the AerCap Secured Note Order, the AerCap Secured Note Claims shall be Allowed in accordance with, and on the terms set forth in, the AerCap Settlement Order, the AerCap
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Secured Note Order, and the AerCap Secured Note Documents entered into in connection with the AerCap Secured Note Order.

c.	Treatment: The Allowed AerCap Secured Note Claims shall be entitled to the treatment set forth in the AerCap Secured Note Order and the AerCap Secured Note Documents, and the obligations, security interests, and guarantees provided for in the AerCap Secured Note Documents shall become binding on, and vest with, the applicable Reorganized Debtors on the Effective Date.
d.	Voting: Class 7 is Impaired under the Plan. Holders of AerCap Secured Note Claims are entitled to vote to accept or reject the Plan.
viii.	Class 8 – Safra Claims
a.	Classification: Class 8 consists of all Safra Claims.
b.	Allowance: Pursuant to the Safra Stipulation, Safra shall have an (i) Allowed Secured Claim in the amount of (A) of $2,344,452.34 on account of 2017 FINIMP Notes, (B) $1,726,696.68 on account of the 2018 FINIMP Notes, (C) $1,396,333.33 on account of the 2020 Bank Credit Note, and (D) $985,054.96 on account of the 2022 Bank Credit Note, and (ii) Allowed Unsecured Claim in the amount of $15,046.00 on account of the Safra Trade Payables.
c.	Treatment: Pursuant to the Safra Stipulation, on the Effective Date, in full and final satisfaction of the Allowed Safra Claims, (i) each holder of an Allowed Safra Claim shall receive its Pro Rata share of the Amended Safra Notes and (ii) the Safra Trade Payables shall be Reinstated and paid in the ordinary course of the Reorganized Debtors’ business.
d.	Voting: Class 8 is Impaired under the Plan. Holders of Safra Claims are entitled to vote to accept or reject the Plan.
ix.	Class 9 – Non-U.S. General Unsecured Claims
a.	Classification: Class 9 consists of all Non-U.S. General Unsecured Claims.
b.	Treatment: On the Effective Date, except to the extent that a holder of an Allowed Non-U.S. General Unsecured Claim agrees to less favorable treatment, each Non-U.S. General Unsecured Claim shall continue in effect and, to the extent Allowed, be paid in the ordinary course of the Reorganized Debtors’ business. For the avoidance of doubt, this treatment shall be without prejudice to the rights, claims, and defenses of the Debtors and/or the Reorganized Debtors, as applicable, under all applicable non-bankruptcy law.
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c.	Voting: Class 9 is Unimpaired under the Plan. Holders of Non-U.S. General Unsecured Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code and, therefore, are not entitled to vote to accept or reject the Plan.
x.	Class 10(a) – GLAI General Unsecured Claims
a.	Classification: Class 10(a) consists of all GLAI General Unsecured Claims.
b.	Treatment: Except to the extent previously paid or the holder agrees to less favorable treatment, on the Effective Date, each holder of an Allowed GLAI General Unsecured Claim shall receive, in full and final satisfaction of its Allowed GLAI General Unsecured Claim, its Pro Rata share of the GLAI General Unsecured Claimholder Distribution.
c.	Voting: Class 10(a) is Impaired under the Plan. Holders of GLAI General Unsecured Claims are entitled to vote to accept or reject the Plan.
xi.	Class 10(b) – GLA General Unsecured Claims
a.	Classification: Class 10(b) consists of all GLA General Unsecured Claims.
b.	Treatment: Except to the extent previously paid or the holder agrees to less favorable treatment, on the Effective Date, each holder of an Allowed GLA General Unsecured Claim shall receive, in full and final satisfaction of its Allowed GLA General Unsecured Claim, its Pro Rata share of the GLA General Unsecured Claimholder Distribution.
c.	Voting: Class 10(b) is Impaired under the Plan. Holders of GLA General Unsecured Claims are entitled to vote to accept or reject the Plan.
xii.	Class 10(c) – GFL General Unsecured Claims
a.	Classification: Class 10(c) consists of all GFL General Unsecured Claims.
b.	Treatment: Except to the extent previously paid or the holder agrees to less favorable treatment, on the Effective Date, each holder of an Allowed GFL General Unsecured Claim shall receive, in full and final satisfaction of its Allowed GFL General Unsecured Claim, its
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Pro Rata share of the GFL General Unsecured Claimholder Distribution.

c.	Voting: Class 10(c) is Impaired under the Plan. Holders of GFL General Unsecured Claims are entitled to vote to accept or reject the Plan.
xiii.	Class 10(d) – GFC General Unsecured Claims
a.	Classification: Class 10(d) consists of all GFC General Unsecured Clams.
b.	Treatment: Except to the extent previously paid or the holder agrees to less favorable treatment, on the Effective Date, each holder of an Allowed GFC General Unsecured Claim shall receive, in full and final satisfaction of its Allowed GFC General Unsecured Claim, its Pro Rata share of the GFC General Unsecured Claimholder Distribution.
c.	Voting: Class 10(d) is Impaired under the Plan. Holders of GFC General Unsecured Claims are entitled to vote to accept or reject the Plan.
xiv.	Class 10(e) – GEF General Unsecured Claims
a.	Classification: Class 10(e) consists of all GEF General Unsecured Claims.
b.	Treatment: Except to the extent previously paid or the holder agrees to less favorable treatment, on the Effective Date, each holder of an Allowed GEF General Unsecured Claim shall receive, in full and final satisfaction of its Allowed GEF General Unsecured Claim, its Pro Rata share of the GEF General Unsecured Claimholder Distribution.
c.	Voting: Class 10(e) is Impaired under the Plan. Holders of GEF General Unsecured Claims are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code and, therefore, are not entitled to vote to accept or reject the Plan.
xv.	Class 10(f) – GAC General Unsecured Claims
a.	Classification: Class 10(f) consists of all GAC General Unsecured Claims.
b.	Treatment: Except to the extent previously paid or the holder agrees to less favorable treatment, on the Effective Date, each holder of an Allowed GAC General Unsecured Claim shall receive, in full and
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final satisfaction of its Allowed GAC General Unsecured Claim, its Pro Rata share of the GAC General Unsecured Claimholder Distribution.

c.	Voting: Class 10(f) is Impaired under the Plan. Holders of GAC General Unsecured Claims are entitled to vote to accept or reject the Plan.
xvi.	Class 10(g) – GTX General Unsecured Claims
a.	Classification: Class 10(g) consists of all GTX General Unsecured Claims.
b.	Treatment: Except to the extent previously paid or the holder agrees to less favorable treatment, on the Effective Date, each holder of an Allowed GTX General Unsecured Claim shall receive, in full and final satisfaction of its Allowed GTX General Unsecured Claim, its Pro Rata share of the GTX General Unsecured Claimholder Distribution.
c.	Voting: Class 10(g) is Impaired under the Plan. Holders of GTX General Unsecured Claims are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code and, therefore, are not entitled to vote to accept or reject the Plan.
xvii.	Class 10(h) – Smiles Fidelidade General Unsecured Claims
a.	Classification: Class 10(h) consists of all Smiles Fidelidade General Unsecured Claims.
b.	Treatment: Except to the extent previously paid or the holder agrees to less favorable treatment, on the Effective Date, each holder of an Allowed Smiles Fidelidade General Unsecured Claim shall receive, in full and final satisfaction of its Allowed Smiles Fidelidade General Unsecured Claim, subject to the Smiles General Unsecured Claims Cap, payment in an amount equal to the Allowed amount of such Claim, either in Cash or in New Equity at the Debtors’ election, in consultation with Abra and the Committee.
c.	Voting: Class 10(h) is Impaired under the Plan. Holders of Smiles Fidelidade General Unsecured Claims are entitled to vote to accept or reject the Plan.
xviii.	Class 10(i) – Smiles Viagens General Unsecured Claims
a.	Classification: Class 10(i) consists of all Smiles Viagens General Unsecured Claims.
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b.	Treatment: Except to the extent previously paid or the holder agrees to less favorable treatment, on the Effective Date, each holder of an Allowed Smiles Viagens General Unsecured Claim shall receive, in full and final satisfaction of its Allowed Smiles Viagens General Unsecured Claim, subject to the Smiles General Unsecured Claims Cap, payment in an amount equal to the Allowed amount of such Claim, either in Cash or in New Equity at the Debtors’ election, in consultation with Abra and the Committee.
c.	Voting: Class 10(i) is Impaired under the Plan. Holders of Smiles Viagens General Unsecured Claims are entitled to vote to accept or reject the Plan.
xix.	Class 10(j) – Smiles Argentina General Unsecured Claims
a.	Classification: Class 10(j) consists of all Smiles Argentina General Unsecured Claims.
b.	Treatment: Except to the extent previously paid or the holder agrees to less favorable treatment, on the Effective Date, each holder of an Allowed Smiles Argentina General Unsecured Claim shall receive, in full and final satisfaction of its Allowed Smiles Argentina General Unsecured Claim, subject to the Smiles General Unsecured Claims Cap, payment in an amount equal to the Allowed amount of such Claim, either in Cash or in New Equity at the Debtors’ election, in consultation with Abra and the Committee.
c.	Voting: Class 10(j) is Impaired under the Plan. Holders of Smiles Argentina General Unsecured Claims are entitled to vote to accept or reject the Plan.
xx.	Class 10(k) – Smiles Viajes General Unsecured Claims
a.	Classification: Class 10(k) consists of all Smiles Viajes General Unsecured Claims.
b.	Treatment: Except to the extent previously paid or the holder agrees to less favorable treatment, on the Effective Date, each holder of an Allowed Smiles Viajes General Unsecured Claim shall receive, in full and final satisfaction of its Allowed Smiles Viajes General Unsecured Claim, subject to the Smiles General Unsecured Claims Cap, payment in an amount equal to the Allowed amount of such Claim, either in Cash or in New Equity at the Debtors’ election, in consultation with Abra and the Committee.
c.	Voting: Class 10(k) is Impaired under the Plan. Holders of Smiles Viajes General Unsecured Claims are entitled to vote to accept or reject the Plan.
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xxi.	Class 10(l) – CAFI General Unsecured Claims
a.	Classification: Class 10(l) consists of all CAFI General Unsecured Claims.
b.	Treatment: Except to the extent previously paid or the holder agrees to less favorable treatment, on the Effective Date, each holder of an Allowed CAFI General Unsecured Claim shall receive, in full and final satisfaction of its Allowed CAFI General Unsecured Claim, its Pro Rata share of the CAFI General Unsecured Claimholder Distribution.
c.	Voting: Class 10(l) is Impaired under the Plan. Holders of CAFI General Unsecured Claims are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code and, therefore, are not entitled to vote to accept or reject the Plan.
xxii.	Class 10(m) – Sorriso General Unsecured Claims
a.	Classification: Class 10(m) consists of all Sorriso General Unsecured Claims.
b.	Treatment: Except to the extent previously paid or the holder agrees to less favorable treatment, on the Effective Date, each holder of an Allowed Sorriso General Unsecured Claim shall receive, in full and final satisfaction of its Allowed Sorriso General Unsecured Claim, its Pro Rata share of the Sorriso General Unsecured Claimholder Distribution.
c.	Voting: Class 10(m) is Impaired under the Plan. Holders of Sorriso General Unsecured Claims are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code and, therefore, are not entitled to vote to accept or reject the Plan.
xxiii.	Class 11 – General Unsecured Convenience Class Claims
a.	Classification: Class 11 consists of all General Unsecured Convenience Class Claims.
b.	Treatment: Except to the extent previously paid or the holder agrees to less favorable treatment, on the Effective Date, each holder of an Allowed General Unsecured Convenience Class Claim shall receive, in full and final satisfaction of its Allowed General Unsecured Convenience Class Claim, Cash in an amount equal to 15% of the amount of such Allowed General Unsecured Convenience Class Claim; provided, however, if the aggregate amount of distributions to holders of Allowed General Unsecured Convenience Class Claims would otherwise exceed the General
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Unsecured Convenience Class Claim Fund, holders of such Claims shall receive their Pro Rata share of the General Unsecured Convenience Class Claim Fund. For the avoidance of doubt, holders of Allowed General Unsecured Convenience Class Claims shall receive distributions solely under this Class 11 and not under Class 10.

c.	Voting: Class 11 is Impaired under the Plan. Holders of General Unsecured Convenience Class Claims are entitled to vote to accept or reject the Plan.
xxiv.	Class 12 – Subordinated Claims
a.	Classification: Class 12 consists of all Subordinated Claims, if any.
b.	Treatment: All Subordinated Claims, if any, shall be discharged, cancelled, released, and extinguished as of the Effective Date, and the holders of Subordinated Claims shall not receive any distribution or retain any property on account of such Subordinated Claims.
c.	Voting: Class 12 is Impaired under the Plan. Holders of Subordinated Claims are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code and, therefore, are not entitled to vote to accept or reject the Plan.
xxv.	Class 13 – Intercompany Claims
a.	Classification: Class 13 consists of all Intercompany Claims.
b.	Treatment: Without effecting the settlements embodied in the Plan, each Intercompany Claim shall be either Reinstated or released and cancelled, as determined by the Debtors or Reorganized Debtors, as applicable, in consultation with Abra, or as required by Brazilian law. No property will be distributed to the holders of Intercompany Claims.
c.	Voting: Depending on the treatment accorded, Class 13 is either Unimpaired or Impaired under the Plan. Holders of Intercompany Claims are either conclusively presumed to have accepted or deemed to have rejected the Plan pursuant to section 1126(f) or 1126(g) of the Bankruptcy Code, as applicable, and, in either case, are not entitled to vote to accept or reject the Plan.
xxvi.	Class 14 – Existing GLAI Equity Interests
a.	Classification: Class 14 consists of all Existing GLAI Equity Interests.
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b.	Treatment: On the Effective Date, Existing GLAI Equity Interests shall be Reinstated, subject to dilution by the transactions contemplated by the Plan and the Transaction Steps (including any equity interest in Reorganized GLAI that is purchased through the GLAI Preemptive Rights Offering). The Existing GLAI Equity Interests have no value, and retained Existing GLAI Equity Interests will have de minimis value, if any, following the implementation of the Plan and the Transaction Steps.
c.	Voting: Class 14 is Impaired under the Plan. Holders of Existing GLAI Equity Interests are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code and, therefore, are not entitled to vote to accept or reject the Plan.
xxvii.	Class 15 – Intercompany Interests
a.	Classification: Class 15 consists of all Intercompany Interests.
b.	Treatment: Intercompany Interests shall be Reinstated solely to the extent necessary to maintain the Reorganized Debtors’ corporate structure. No property will be distributed to the holders of Intercompany Interests.
c.	Voting: Depending on the treatment accorded, Class 15 is either Unimpaired or Impaired under the Plan. Holders of Intercompany Interests are either conclusively presumed to have accepted or deemed to have rejected the Plan pursuant to section 1126(f) or 1126(g) of the Bankruptcy Code, as applicable, and, in either case, are not entitled to vote to accept or reject the Plan.
3.	Special Provision Governing Unimpaired Claims

Except as otherwise specifically provided in the Plan or by Final Order of the Bankruptcy Court, nothing in the Plan shall be deemed to affect, diminish, or impair the Debtors’ or the Reorganized Debtors’ rights and defenses, both legal and equitable, with respect to any Unimpaired Claim, including legal and equitable defenses to setoffs or recoupment against Unimpaired Claims, and, except as otherwise specifically provided in the Plan or by Final Order of the Bankruptcy Court, nothing in the Plan shall be deemed to constitute a waiver or relinquishment of any Claim, Cause of Action, right of setoff, or other legal or equitable defense that the Debtors had immediately prior to the Petition Date against or with respect to any Claim that is Unimpaired by the Plan. Except as otherwise specifically provided in the Plan, the Debtors and the Reorganized Debtors shall have, retain, reserve, and be entitled to assert all such Claims, Causes of Action, rights of setoff, and other legal or equitable defenses that the Debtors had immediately prior to the Petition Date as if the Chapter 11 Cases had not been commenced, and all of the Debtors’ and Reorganized Debtors’ legal and equitable rights with respect to any Claim that is Unimpaired by the Plan may be asserted after the Confirmation Date and the Effective Date to the same extent as if the Chapter 11 Cases had not been commenced.

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4.	Subordination of Claims

Except as expressly provided in the Plan, the Allowance, classification, and treatment of all Claims and Interests and the respective treatments thereof under the Plan take into account and conform to the relative priority and rights of all Claims and Interests and comply with any contractual, legal, or equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code, or otherwise.

5.	Third-Party Beneficiaries / Derivative Claimants

Any Claims asserted against the Debtors that are not direct obligations of any of the Debtors but are derivative of other Claims asserted against the Debtors shall not receive any recoveries under the Plan and shall be deemed satisfied by virtue of the treatment of the applicable direct obligation of the Debtors.

6.	Abra Noteholder Claims

Without affecting any right to Adequate Protection payments under the DIP Order, any Claims asserted against the Debtors by the Abra Notes Agents and any holders of the Abra Notes (in their capacities as such) shall not receive any recovery under the Plan, and all Prepetition Debtor Abra Notes Pledged Liens asserted in connection therewith have been previously released consensually.

7.	Banco Pine and Banco Rendimento Settlements

On the Effective Date, the Reorganized Debtors shall reaffirm their obligations under (i) that certain Bank Credit Note-Loan No. 0651/22 (Cédulas de Crédito Bancário) issued by GLA to Banco Pine S.A. on September 21, 2022 and (ii) the Order Authorizing the Debtors to Enter into a Settlement with Banco Pine S.A. [Docket No. 903]. Accordingly, such obligations shall survive and remain unaffected by entry of the Confirmation Order, and, on the Effective Date, shall revest in and be fully enforceable by the applicable Reorganized Debtor in accordance with its terms, subject to, and except as such terms may have been modified by, an order of the Bankruptcy Court.

On the Effective Date, the Reorganized Debtors shall reaffirm their obligations under (i) that certain Partnership and Cooperation Agreement, as amended from time to time, between Banco Rendimento S.A. and GLA, pursuant to which Banco Rendimento S.A. agreed to purchase GLA’s trade payables directly from GLA’s suppliers, and (ii) the Order Authorizing the Debtors to Enter into a Settlement with Banco Rendimento S.A. [Docket No. 904]. Accordingly, such obligations shall survive and remain unaffected by entry of the Confirmation Order, and, on the Effective Date, shall revest in and be fully enforceable by the applicable Reorganized Debtor in accordance with its terms, subject to, and except as such terms may have been modified by, an order of the Bankruptcy Court.

8.	Tax Agreement

On the Effective Date, the Reorganized Debtors shall reaffirm their obligations under the Tax Agreement and all ancillary documents executed by the Debtors related thereto, including any

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fiduciary lien agreements or other similar security agreements executed by the Debtors. Accordingly, such obligations under all such agreements shall survive and remain unaffected by entry of the Confirmation Order, and, on the Effective Date, shall revest in and be fully enforceable by and against the applicable Reorganized Debtor in accordance with its terms and the applicable order of the Bankruptcy Court.

9.	Boeing Agreement

On the Effective Date, if a Boeing Agreement has been agreed by the parties thereto on a Final Basis (and Bankruptcy Court approval has been obtained in respect of such agreement), the Reorganized Debtors shall reaffirm their obligations under such Boeing Agreement. Accordingly, such obligations shall survive and remain unaffected by entry of the Confirmation Order, and, on the Effective Date, shall revest in and be fully enforceable by the applicable Reorganized Debtor in accordance with its terms, subject to, and except as such terms may have been modified by, an order of the Bankruptcy Court.

C.	Acceptance or Rejection of Plan
1.	Confirmation Pursuant to Sections 1129(a)(10) and 1129(b) of the Bankruptcy Code

Section 1129(a)(10) of the Bankruptcy Code shall be satisfied for purposes of confirmation of the Plan by acceptance thereof by any Impaired Class of Claims. The Debtors shall seek confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class of Claims or Interests.

2.	Voting Classes

Holders of Claims as of the Voting Record Date in the following Classes are entitled to vote to accept or reject the Plan: Classes 3, 4, 5, 6, 7, 8, 10(a), 10(b), 10(c), 10(d), 10(f), 10(h), 10(i), 10(j), 10(k), and 11.

The Bankruptcy Code defines “acceptance” of a plan by a Class of (i) Impaired Claims as acceptance by creditors in that class that hold at least two-thirds (⅔) in amount and more than one-half (½) in number of the Claims in such Class that cast ballots to accept or reject the Plan and (ii) Impaired Interests as acceptance by the holders of Interests that hold at least two-thirds (⅔) in amount of the Interests in that Class that cast ballots to accept or reject the Plan.

3.	Presumed Acceptance by Non-Voting Classes

If a Class contains Claims or Interests eligible to vote and no holders of Claims or Interests eligible to vote in such Class vote to accept or reject the Plan, the Plan shall be presumed accepted by such Class to the fullest extent permitted by law.

4.	Presumed Acceptance by Unimpaired Classes

Classes 1, 2, 9, and, depending on their respective treatment, Classes 13 and 15, are Unimpaired under the Plan. Holders of Claims and Interests, as applicable, in such Classes are

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deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code and are not entitled to vote to accept or reject the Plan.

5.	Deemed Rejection by Impaired Classes

Classes 10(e), 10(g), 10(l), 10(m), 12, 14, and, depending on their respective treatment, Classes 13 and 15, are Impaired under the Plan. Holders of Claims and Interests, as applicable, in such Classes are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code and are not entitled to vote to accept or reject the Plan.

6.	Elimination of Vacant Classes

Any Class that does not have a holder of a Claim or an Interest shall be deemed eliminated from the Plan for all purposes.

7.	Controversy Concerning Impairment

If a controversy arises as to whether any Claims or Interests, or any Class of Claims or Interests, are Impaired, the Bankruptcy Court shall, after notice and a hearing, determine such controversy on or before the Confirmation Date.

D.	Means for Implementation of Plan
1.	General Settlement of Claims and Interests

The Plan is predicated on a global settlement between the Debtors, the Committee, Abra, and various other stakeholders regarding various issues, including, among others, the settlement of potential Causes of Action, the Plan value, and the allocation of value amongst creditors, and the allocation of value amongst the Debtors’ estates.

Pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, distributions, releases, and other benefits provided under the Plan, on the Effective Date, the provisions of the Plan shall constitute an arms’ length and good faith compromise and settlement of all Claims, Interests, and controversies, which provides substantial value to the Estates, and all distributions made to holders of Allowed Claims and Interests in any Class in accordance with the Plan are intended to be, and shall be, final.

2.	Restructuring Transactions

Prior to, on, or after the Effective Date, subject to and consistent with the terms of the Plan and Plan Support Agreement (and subject to the applicable consent and approval rights thereunder), the Debtors and the Reorganized Debtors, as applicable, shall be authorized to enter into such transactions and take such other actions as may be necessary or appropriate to effect the transactions described in, contemplated by, or necessary to effectuate, the Plan, which transactions may include one or more mergers, consolidations, dispositions, transfers, assignments, contributions, conversions, liquidations, dissolutions, or other transactions, as may be necessary or appropriate to result in substantially all of the respective assets, properties, rights, liabilities, duties, and obligations of the Debtors vesting in one or more surviving, resulting, or acquiring

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entities, and the other Transaction Steps (collectively, the “Restructuring Transactions”). Subject to the terms of the Plan, in each case in which the surviving, resulting, or acquiring Entity is a successor to a Debtor, such surviving, resulting, or acquiring Entity shall perform the obligations of such Debtor under the Plan, except as provided in any contract, instrument, or other agreement or document effecting a disposition to such surviving, resulting, or acquiring Entity, which may provide that another Debtor will perform such obligations.

In effecting the Restructuring Transactions, the Debtors and Reorganized Debtors, as applicable, shall implement the Transaction Steps and be permitted to: (i) execute and deliver any appropriate agreements or other documents of merger, consolidation, restructuring, disposition, liquidation, dissolution, or other transaction containing terms consistent with the Plan and that satisfy the requirements of applicable non-bankruptcy law, rule, or regulation; (ii) form new Entities and issue equity interests in such newly formed Entities, execute and deliver appropriate documents in connection therewith containing terms that are consistent with the Plan and that satisfy the requirements of applicable non-bankruptcy law, rule, or regulation; (iii) execute and deliver appropriate instruments of transfer, assignment, assumption or delegation of any asset, property, right, liability, duty, or obligation on terms consistent with the Plan and having such other terms to which the applicable Entities may agree and effectuate such transfers, assignments, assumptions, or delegations, including to any new Entities formed in accordance with the Restructuring Transactions; (iv) file appropriate certificates or articles of merger, consolidation, dissolution, or other documents pursuant to applicable non-bankruptcy law, rule, or regulation; and (v) take all other actions that the applicable Entities determine to be necessary or appropriate, including any filings or recordings, or withdrawing previously made filings or recordings, as may be required by applicable non-bankruptcy law, rule, or regulation. All of the Debtors’ agents and all other Persons authorized to make filings or recordings on the Debtors’ behalf are directed to cooperate with and to take direction from the Debtors and the Reorganized Debtors, as applicable, with respect to the foregoing. To the extent known, the actions or steps to be taken by the Debtors to implement the Restructuring Transactions will be set forth in the Transaction Steps. In all cases, such transactions shall be subject to the terms and conditions of the Plan and the Plan Support Agreement and any consents or approvals required under the Plan and the Plan Support Agreement.

The Confirmation Order shall and shall be deemed to, pursuant to sections 1123 and 363 of the Bankruptcy Code, authorize, among other things, all actions as may be necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate the Plan, including the Restructuring Transactions.

3.	Sources of Consideration for Plan Distributions
i.	Cash

The Reorganized Debtors shall fund distributions under the Plan required to be paid in Cash, if any, with Cash on hand (including Cash from operations and Cash received under the DIP Facility and refinanced pursuant to the Exit Notes) and from the Cash proceeds from the issuance of any Incremental New Money Exit Financing.

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ii.	Exit Financing
a.	Exit Notes

On the Effective Date, the Exit Notes Issuer shall issue the Exit Notes on the terms in the Plan and such other terms set forth in the Exit Notes Documents. The initial obligors in respect of the Exit Notes will be the Exit Notes Issuer and the applicable guarantors set forth in the Exit Notes Documents.

The Liens on any shared collateral securing the Exit Notes, the Incremental New Money Exit Debt, the Incremental New Money Exchangeable Debt (to the extent issued), the 2026 Alternative Notes (to the extent issued, and solely with respect to the 2026 Alternative Notes Collateral), and/or the Take Back Notes, and the priorities of such Liens shall be set forth in, and subject to, one or more intercreditor agreements consistent with the terms set forth in the Plan and otherwise in form and substance reasonably satisfactory to Abra, the Debtors, and the applicable purchasers and/or holders (or agents) thereof (each, an “Intercreditor Agreement”).

The maturity date for the Exit Notes shall be the date that is five (5) years after the Effective Date. The Exit Notes will accrue interest at a rate of [__]% per annum.

b.	Incremental New Money Exit Financing

In addition to the Exit Notes, the Debtors may issue Incremental New Money Exit Debt, Incremental New Money Equity, and/or Incremental New Money Exchangeable Debt on the terms set forth in the Plan and in the applicable Incremental New Money Exit Debt Documents and Incremental New Money Equity Documents, as applicable. Notwithstanding anything to the contrary in the Plan, the aggregate amount of Incremental New Money Exit Debt, Incremental New Money Equity, and/or Incremental New Money Exchangeable Debt that may be issued is subject to adjustment as agreed by the Debtors and Abra and subject to the Committee Consent Right in accordance with the terms of the Plan Support Agreement.

iii.	Take-Back Notes
a.	Non-Exchangeable Take-Back Notes

On the Effective Date, the Take-Back Notes Issuers shall issue the Non-Exchangeable Take-Back Notes in the aggregate principal amount of (x) if the Class of 2026 Senior Secured Claims votes to accept the Plan, $700 million, and (y) if the Class of 2026 Senior Secured Notes votes to reject the Plan, $600 million, in each case on the terms set forth in the Plan and such other terms set forth in the Non-Exchangeable Take-Back Notes Documents. The initial obligors in respect of the Non-Exchangeable Take-Back Notes will be the Take-Back Notes Issuers and the applicable guarantors set forth in the Non-Exchangeable Take-Back Notes Documents.

The Non-Exchangeable Take-Back Notes shall be secured by a Lien on the terms set forth in the Non-Exchangeable Take-Back Notes Documents and subject to the terms of the applicable Intercreditor Agreement.

The maturity date for the Non-Exchangeable Take-Back Notes shall be six (6) months after

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the maturity date of the Exit Notes. The Non-Exchangeable Take-Back Notes will accrue interest at nine and one-half (9.5) percent per annum, which shall be payable quarterly in Cash; provided, that notwithstanding the foregoing, from and after the second anniversary of the Effective Date, the Reorganized Debtors shall have the option to pay-in-kind up to one hundred (100) percent of the interest accruing from and after such date. The Non-Exchangeable Take-Back Notes will amortize (or be mandatorily redeemable) quarterly with principal payments amounting to $25 million per annum (or, from and after the date on which the Exchangeable Take-Back Notes are no longer outstanding, $50 million per annum), commencing with the first interest payment date occurring on or after the date that is three (3) months after the Effective Date

b.               Exchangeable Take-Back Notes

On the Effective Date, the Take-Back Notes Issuers shall issue the Exchangeable Take-Back Notes in the aggregate principal amount of $250 million that will be exchangeable into New Equity on the terms set forth in the Plan and such other terms set forth in the Exchangeable Take-Back Notes Documents. The initial obligors in respect of the Exchangeable Take-Back Notes will be the Take-Back Notes Issuers and the applicable guarantors set forth in the Exchangeable Take-Back Notes Documents.

The Exchangeable Take-Back Notes shall be secured by a Lien on the terms set forth in the Exchangeable Take-Back Notes Documents and subject to the terms of the applicable Intercreditor Agreement.

The maturity date for the Exchangeable Take-Back Notes shall be six (6) months after the maturity date of the Exit Notes. The Exchangeable Take-Back Notes will accrue interest at nine and one-half (9.5) percent per annum, which shall be payable quarterly in Cash; provided, that notwithstanding the foregoing, from and after the second anniversary of the Effective Date, the Reorganized Debtors shall have the option to pay-in-kind up to one hundred (100) percent of the interest accruing from and after such date.

The Exchangeable Take-Back Notes may be exchanged into a fixed number of shares of New Equity to be specified in the Exchangeable Take-Back Notes Documents (with exchange into common and/or preferred equity to be agreed between Abra and the Debtors) resulting in equity splits between Abra, on the one hand, and recipients of the General Unsecured Claimholder Distribution, on the other, that would have resulted on the Effective Date if the number of shares constituting the General Unsecured Claimholder Distribution had been determined based on Adjusted Specified Value rather than Specified Value, subject to customary anti-dilution protection, if:

(i) a majority of the holders of the Exchangeable Take-Back Notes provide the Reorganized Debtors and the trustee or agent, as applicable, with fifteen (15) days’ written notice of their intention to seek exchange of the Exchangeable Take-Back Notes (or such shorter period as reasonably comports with the applicable notice period following a notice of prepayment or redemption, as applicable, of the Exchangeable Take-Back Notes); or

(ii) on or after the later of 30 months after the Effective Date and October 31, 2027, (x) the Reorganized Debtors provide the holders of Exchangeable Take-Back Notes with fifteen (15)

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days’ written notice of their intention to seek exchange of the Exchangeable Take-Back Notes and (y) the value of the New Equity issued in respect of such exchange, measured based upon the then most recent applicable four calendar quarters using a total enterprise value to LTM EBITDAR multiple of 4.25x (with LTM EBITDAR and net debt determined in accordance with Abra’s debt arrangements), is greater than or equal to one-hundred and five (105) percent of the then-outstanding principal amount (for the avoidance of doubt, excluding any previously capitalized interest) under the Exchangeable Take-Back Notes, in each case on and subject to the terms and conditions to be set forth in the Exchangeable Take-Back Notes Documents.

For the avoidance of doubt, all Exchangeable Take-Back Notes must be exchanged at the same time. Any previously capitalized interest on the Exchangeable Take-Back Notes as of, and accrued and unpaid interest on the Exchangeable Take-Back Notes up to but excluding, the date that the Exchangeable Take-Back Notes are exchanged into New Equity, shall be paid in full in Cash by the Reorganized Debtors on such exchange date.

iv.	2026 Alternative Notes

If the Class of 2026 Senior Secured Notes Claims votes to reject the Plan, then, on the Effective Date, the 2026 Alternative Notes Issuer shall issue the 2026 Alternative Notes on the terms and conditions set forth in the Plan and in the 2026 Alternative Notes Documents and as otherwise necessary to satisfy 1129(b)(2) of the Bankruptcy Code. The initial obligors in respect of the 2026 Alternative Notes will be the 2026 Alternative Notes Issuer and the applicable guarantors set forth in the 2026 Alternative Notes Documents.

The 2026 Alternative Notes shall be secured by the same collateral securing the 2026 Senior Secured Notes as of the Petition Date (the “2026 Alternative Notes Collateral”) on the terms set forth in the 2026 Alternative Notes Documents and subject to the terms of the applicable Intercreditor Agreement. To the extent the 2026 Alternative Notes are issued, the Liens on the shared Collateral securing the Exit Notes and the 2026 Alternative Notes shall be subject to a pari passu intercreditor agreement on terms substantially consistent with the existing pari passu intercreditor agreement for the prepetition Liens securing the 2026 Senior Secured Notes.

The maturity date for the 2026 Alternative Notes shall be seven and one-half (7.5) years after the Effective Date. The 2026 Alternative Notes will accrue interest at nine and one-half (9.5) percent per annum, which shall be payable semi-annually; provided, that notwithstanding the foregoing, from and after the Effective Date, the Reorganized Debtors shall have the option to pay-in-kind up to one hundred (100) percent of the interest accruing from and after such date.

v.	Execution of New Debt Documents

Except as otherwise noted in the Plan, on the Effective Date, the applicable Reorganized Debtors shall be authorized to execute, deliver, and enter into the New Debt Documents, without further (i) notice to, or order of, the Bankruptcy Court, (ii) vote, consent, authorization, or approval of any Person or Entity, or (iii) action by the holders of Claims or Interests.

The New Debt Documents shall constitute legal, valid, binding, and authorized joint and several obligations of the applicable Reorganized Debtors, enforceable in accordance with their respective terms, and such obligations shall not be enjoined or subject to discharge, impairment,

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release, avoidance, recharacterization, or subordination (including equitable subordination) for any purpose whatsoever under applicable law, the Plan, or the Confirmation Order and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable non-bankruptcy law. The financial accommodations to be extended pursuant to the New Debt Documents shall be deemed reasonable and having been extended in good faith and for legitimate business purposes.

Notwithstanding anything to the contrary in the Plan, the Exit Notes, Take-Back Notes and/or Incremental New Money Exit Debt may be structured as loans rather than notes as agreed among the respective parties to the Exit Notes Documents, Take-Back Notes Documents, and Incremental New Money Exit Debt Documents, respectively, with the reasonable consent of Abra and subject to the Committee Consent Right.

On the Effective Date, to the fullest extent permitted by applicable law, all of the Liens to be granted or continued in accordance with the New Debt Documents shall (i) be deemed to be approved; (ii) be legal, binding, and enforceable Liens on the property and assets granted under the New Debt Documents in accordance with the terms thereof; (iii) be deemed perfected on the Effective Date or, if necessary, after the fulfillment of any legal formality required by Brazilian law, and have the priorities as set forth in the New Debt Documents, subject only to such Liens as may be permitted under such documents; and (iv) not be subject to avoidance, recharacterization, or subordination (including equitable subordination) for any purpose whatsoever and shall not constitute preferential transfers, fraudulent conveyances or other voidable transfers under the Bankruptcy Code or any applicable non-bankruptcy law. For the avoidance of doubt, notwithstanding Article IX.C of the Plan or any other provision in the Plan, the Confirmation Order, or any other document entered into in connection with the Plan, including the New Debt Documents (other than the documents governing the Amended Safra Notes and the Amended Debentures, respectively) and any documents in connection with the Exit Notes, Incremental New Money Exit Debt, Take-Back Notes, and 2026 Alternative Notes, Safra and the Debenture Banks shall retain their respective first-priority liens and security interests (including through any “fiduciary assignment” granted under Brazilian law) in any collateral securing the Amended Safra Notes and Amended Debentures, BdoB Letters of Credit, Santander Letters of Credit, and Bradesco Letters of Credit, respectively, which liens shall be senior to any liens on collateral granted in connection with the Plan, including in connection with the Exit Notes, Incremental New Money Exit Debt, Take-Back Notes, and 2026 Alternative Notes.

The Reorganized Debtors and the secured parties (and their designees and agents) under the New Debt Documents are hereby authorized to make all filings and recordings and to obtain all governmental approvals and consents to create (or continue) and perfect such Liens under the provisions of the applicable state, provincial, federal, or other law (whether domestic or foreign) that would be applicable in the absence of the Plan and the Confirmation Order (it being understood that creation (or continuation) and perfection of the Liens granted under the New Debt Documents shall occur automatically (to the fullest extent permitted by applicable law) by virtue of the entry of the Confirmation Order or, if necessary, after the fulfillment of any legal formality required by Brazilian law (subject to the occurrence of the Effective Date), and any such filings, recordings, approvals, and consents shall not be necessary or required), and the Reorganized Debtors and the secured parties (and their designees and agents) under such New Debt Documents shall nevertheless cooperate to make all filings and recordings that otherwise would be necessary under

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applicable law to give effect to such creation (or continuation) and perfection and to give notice of such Liens to third parties, in each case to the extent required under the New Debt Documents.

vi.	New Equity

On or prior to the Effective Date, there shall be a shareholders’ meeting to take the appropriate and necessary steps at GLAI, in accordance with the Transaction Steps and Brazilian law, to effectuate a capital increase at Reorganized GLAI, to give effect to the (i) capitalization of the 2028 Notes Claims, the General Unsecured Claims, and, if applicable, the 2026 Senior Secured Notes Claims and (ii) corresponding GLAI Preemptive Rights Offering, in accordance with the Transaction Steps. As a result thereof, prior to, on, or after the Effective Date, GLAI shall provide notice, as required under applicable Brazilian law, of Eligible Existing GLAI Equity Interest Holders’ right to participate in the GLAI Preemptive Rights Offering during the GLAI Preemptive Rights Offering Period in accordance with the Transaction Steps and applicable Brazilian law requirements. Any proceeds of the GLAI Preemptive Rights Offering shall be applied in accordance with the Transaction Steps, subject to requirements under Brazilian law.

On the Effective Date, New GOL Parent shall issue the New Equity in accordance with the terms of the Transaction Steps and the Plan without (i) further notice to, or order of, the Bankruptcy Court, (ii) act or action under any applicable law, regulation, order, or rule, or (iii) the vote, consent, authorization, or approval of any Person or Entity. It is currently contemplated that New GOL Parent will be organized under the laws of Luxembourg, as set forth in the Transaction Steps, and that the New Equity will not be traded on any public listing exchange on the Effective Date; provided, that the jurisdiction of New GOL Parent, its capitalization, and whether New Equity is publicly traded is subject to change as agreed among the Debtors, Abra, and the Committee in a manner designed to maximize the liquidity of New Equity and minimize cost. Such terms shall be disclosed in the Plan Supplement, including the New Organizational Documents.

Transfers of the New Equity outside of DTC will be subject to restrictions on transfers to the extent such transfer would subject the Reorganized Debtors or Abra to the registration and reporting requirements of the Securities Act and the Securities Exchange Act. The Debtors will make certain public disclosures regarding the New Equity through quarterly and annual financial statements and implement other procedures intended to provide liquidity for the New Equity on terms to be agreed among the Debtors, Abra, and the Committee. At least once following the Effective Date, at a time to be set forth in the Plan Supplement and subject to applicable law, New GOL Parent will send a notice to its shareholders inquiring whether certain shareholders desire to purchase or dispose any of their equity interests of New GOL Parent, and the desired terms for such transactions. To the extent that any shareholders offer to buy shares at a price that exceeds the price that any shareholders offer to sell their shares, New GOL Parent will facilitate a possible transaction, thereby allowing such shareholders to transact with one another, subject to certain procedures and conditions. The Reorganized Debtors can provide no assurances that this notice and facilitation process will result in any purchases or sales of equity interests as that will depend on many factors outside the control of the Reorganized Debtors, including market conditions.

The New Equity shall be distributed through the facilities of DTC, and applicable holders of Allowed Claims entitled to receive a distribution of New Equity under the Plan shall, unless otherwise agreed by the Debtors or Reorganized Debtors, as applicable, with the consent of Abra

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and the Committee, be required to hold New Equity through the facilities of DTC regardless of whether they held their Claims through the facilities of DTC prior to the Effective Date; provided, however, that, with respect to holders of Claims who are legally or contractually restricted from holding the New Equity through the facilities of DTC, the Debtors or Reorganized Debtors, as applicable, and Abra may, at their mutual election in their respective sole discretion, make accommodations for any such holder (including, without limitation, by selling the New Equity to which any such holder is otherwise entitled on the open market, provided the purchaser thereof holds such New Equity through the facilities of DTC, and distributing Cash to the Claim holder in an amount equal to the proceeds from such sale less any transaction expenses related to such sale).

Transfers of New Equity will require the prior written consent of New GOL Parent if such transfer could cause New GOL Parent or Abra to be required to, or could reasonably be expected to create the risk of New GOL Parent or Abra being required in the reasonably near future to, have Exchange Act Section 12(g) registration obligations (in each case as determined in good faith by New GOL Parent or Abra, as applicable) (“12(g) Obligations”). Abra ordinary shares received in exchange for New Equity may also be subject to restrictions on transfer designed to avoid triggering 12(g) Obligations.

The New Equity issued and/or distributed pursuant to the Plan shall be duly authorized, validly issued, and fully paid and non-assessable. Each distribution and issuance of the New Equity under the Plan shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Person or Entity receiving such distribution or issuance. The pre-money value of any Incremental New Money Equity shall be set at not less than the Pre-Dilution Specified Value and the terms thereof shall otherwise be satisfactory to the Debtors and Abra.

As a result of the exchange of debt for New Equity and the GLAI Preemptive Rights Offering contemplated under the Plan, Existing GLAI Equity Interests will be significantly diluted. The Debtors expect the resulting equity holdings of Existing GLAI Equity Interest holders to be de minimis.

4.	General Unsecured Claimholder Distribution
i.	General Unsecured Claimholder Initial Distribution

The percentage of the New Equity to be held by holders of General Unsecured Claims as a result of the General Unsecured Claimholder Distribution shall be subject to dilution by (i) any Incremental New Money Equity, (ii) any New Equity issued to holders of Allowed 2026 Senior Secured Notes Claims (and any shares held in escrow pursuant to Article V.D.2 of the Plan on account of such 2026 Senior Secured Notes Claims), if applicable, and (iii) any New Equity issued after the Effective Date, including in connection with the Management Incentive Plan, upon exchange of the Exchangeable Take-Back Notes, and upon exchange of any Incremental New Money Exchangeable Debt.

ii.	General Unsecured Claimholder Escrowed Shares

If a Boeing Agreement has not been agreed by the parties thereto on a Final Basis (and/or

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Bankruptcy Court approval has not been obtained in respect of such agreement) on or before the Effective Date, the General Unsecured Claimholder Escrowed Shares shall have a value (based on the Specified Value) equal to $25 million. If, on or before the first anniversary of the Effective Date, the Boeing Agreement has been agreed by the parties thereto on a Final Basis, then all $25 million of the General Unsecured Claimholder Escrowed Shares shall be released to the holders of General Unsecured Claims (or to the applicable holders of New Equity) (as of a record date to be agreed). If any General Unsecured Claimholder Escrowed Shares remain in escrow on the first anniversary of the Effective Date, then such General Unsecured Claimholder Escrowed Shares shall not be distributed to the holders of General Unsecured Claims (or to applicable holders of New Equity) and such shares instead shall be returned to the issuer thereof automatically and without need for a further order by the Bankruptcy Court.

If the Class of 2026 Senior Secured Notes votes to reject the Plan, the holders of Allowed 2026 Senior Secured Notes Claims (or the applicable holders of New Equity) (as of a record date to be agreed) will receive a number of escrow shares in accordance with, and subject to, Article V.D.2 of the Plan consistent with their treatment under Article III.4.b of the Plan.

Holders of Allowed General Unsecured Claims that are entitled to rights to receive the General Unsecured Claimholder Escrowed Shares shall not be permitted to trade their right to receive the General Unsecured Claimholder Escrowed Shares prior to their release. To the extent that a holder is entitled to receive its share of New Equity outside of DTC, such holder shall also receive its right to General Unsecured Claimholder Escrowed Shares outside of DTC, and, in that case, the New Equity and the right to receive General Unsecured Claimholder Escrowed Shares may only be traded together with each other and may not be traded separately. Any such separate trade will be considered void by the Debtors and Reorganized Debtors, as applicable, and will not be registered in the applicable registers.

iii.	Mandatory Redemption/Exchange & Offer to Purchase/Exchange

Upon the earliest to occur of (i) any Qualified Listing Event and (ii) a future bankruptcy filing by New GOL Parent, Reorganized GLAI, or Reorganized GLA, the New Equity issued on account of the General Unsecured Claimholder Distribution and, if applicable, the 2026 Senior Secured Notes Claims shall be (x) in the case of clause (i) above, exchanged for ordinary shares of Abra Group Limited (or any successor) (subject to, if agreed among the Debtors, Abra, and the Committee as set forth in the Plan Supplement, Abra’s right to instead mandatorily redeem such New Equity for cash), and (y) in the case of clause (ii) above, mandatorily redeemed in cash or (at Abra Group Limited’s sole discretion) exchanged for ordinary shares of Abra Group Limited (or any successor). The definitive instruments evidencing the terms of such mandatory redemption or exchange shall specify an exchange ratio, the methodology for determining the redemption price, and other terms to be agreed and shall be filed as part of the Plan Supplement.

In addition, Abra Group Limited (or its successor) shall make an offer to purchase or exchange New Equity issued on account of the General Unsecured Claimholder Distribution and, if applicable, the 2026 Senior Secured Notes Claims for cash or (at Abra Group Limited’s sole discretion) ordinary shares of Abra Group Limited (or any successor) upon the earliest to occur of any of the following events: (i) any Business Combination (other than a Business Combination that is a Qualified Listing Event) between Abra Group Limited (or any successor) and Azul S.A.

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or (ii) any Material Joint Venture between Abra Group Limited (or any successor) and Azul S.A. or any of their material Affiliates, excluding any joint venture between New GOL Parent or any of its subsidiaries and Azul S.A. and any of its Affiliates. For the avoidance of doubt, the events referenced in the foregoing sentence do not include any Business Combination or joint venture between New GOL Parent and/or any of its subsidiaries and Azul S.A. and/or any of its Affiliates. The definitive instruments evidencing the terms of such mandatory offer to purchase such New Equity or exchange such New Equity for ordinary shares of Abra Group Limited (or any successor) shall specify an exchange ratio, the methodology for determining the cash purchase price, and other terms to be agreed and shall be filed as part of the Plan Supplement.

5.	Corporate Existence

Except as otherwise provided in the Plan, each Reorganized Debtor shall continue to exist after the Effective Date as a separate corporation, limited liability company, limited partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, limited partnership, or other form, as the case may be, pursuant to the applicable law of the jurisdiction in which the applicable Debtor is incorporated or formed and pursuant to the respective bylaws, limited liability company agreement, operating agreement, limited partnership agreement, or other formation documents in effect on the Effective Date, except to the extent such formation documents are amended pursuant to the Plan, which amendment shall require no further action or approval (other than any requisite filings required under applicable law).

6.	Vesting of Assets in the Reorganized Debtors

Except as otherwise provided in the Plan, on the Effective Date, pursuant to sections 1141(b) and (c) of the Bankruptcy Code, all property in each Estate, and any property acquired by the Debtors pursuant to the Plan shall vest in the applicable Reorganized Debtors or, if applicable, any Entities formed pursuant to the Restructuring Transactions, free and clear of all Liens, Claims, Interests, charges, or other encumbrances. On and after the Effective Date, except as otherwise provided in the Plan, the Reorganized Debtors may operate their business and may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

The Plan shall be conclusively deemed to be adequate notice that Liens, Claims, Interests, charges, or other encumbrances are being extinguished. Any Person having a Lien, Claim, Interest, charge, or other encumbrance against any of the property vested in accordance with the foregoing paragraph shall (i) be conclusively deemed to have consented to the transfer, assignment, and vesting of such property to or in the applicable Reorganized Debtor (or, if applicable, any Entities formed pursuant to the Restructuring Transactions) free and clear of all Liens, Claims, Interests, charges, or other encumbrances by failing to object to the confirmation of the Plan and (ii) provide any written consents as required under applicable law to the extent requested by the Debtors or Reorganized Debtors, as applicable.

7.	Cancellation of Loans, Securities, and Agreements

Except for the Existing GLAI Equity Interests and the Existing Letters of Credit, and except

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as otherwise provided in the Plan, on the Effective Date: (i) the DIP Documents, 2028 Notes Documents, 2026 Senior Secured Notes Documents, 2024 Senior Exchangeable Notes Documents, 2025 Senior Notes Documents, Perpetual Notes Documents, and any other certificate, security, share, note, purchase right, option, warrant, or other instrument or document directly or indirectly evidencing or creating any indebtedness or other obligation of, or ownership interest in, a Debtor (except such certificates, securities, shares, notes, purchase rights, options, warrants, or other instruments or documents evidencing a Claim or an Interest that is Reinstated or otherwise retained by the holders thereof pursuant to the Plan), shall, to the fullest extent permitted by applicable law, be deemed cancelled, released, surrendered, extinguished, and discharged without any need for further action or approval of the Bankruptcy Court or any holder thereof or any other Person or Entity, and the Reorganized Debtors shall not have any continuing obligations thereunder or in any way related thereto; and (ii) the obligations of the Debtors pursuant, relating, or pertaining to any agreements, indentures, certificates of designation, bylaws, or certificate or articles of incorporation, or similar documents governing the shares, certificates, notes, purchase rights, options, warrants, or other instruments or documents evidencing or creating any indebtedness or obligation of, or ownership interest in, the Debtors (except such agreements, certificates, notes, or other instruments evidencing a Claim or an Interest that is Reinstated pursuant to the Plan or otherwise retained by the holders thereof pursuant to the Plan) shall be deemed satisfied in full, released, and discharged without any need for further action or approval of the Bankruptcy Court or any holder thereof or any other Person or Entity.

Notwithstanding such cancellation and discharge, the DIP Documents, 2028 Notes Documents, 2026 Senior Secured Notes Documents, Glide Notes Documents, 2024 Senior Exchangeable Notes Documents, 2025 Senior Notes Documents, and Perpetual Notes Documents shall continue in effect solely to the extent necessary to allow (i) the holders of Claims thereunder to receive distributions under the Plan; (ii) the Reorganized Debtors and the applicable Agents/Trustees to take other actions pursuant to the Plan on account of such Claims; (iii) holders of such Claims to retain their respective rights and obligations vis-à-vis other holders of Claims pursuant to such documents; (iv) the applicable Agents/Trustees to enforce their rights and claims under such documents against Persons and Entities other than the Debtors or Reorganized Debtors, including any rights to payment of fees, expenses, indemnification obligations, and any Indenture Trustee Charging Lien; (v) the Agents/Trustees to enforce any obligations owed to them under the Plan; (vi) the Agents/Trustees to appear in the Chapter 11 Cases or in any proceeding in the Bankruptcy Court or any other court relating to the such documents; provided, that nothing in Article V.G of the Plan shall affect the discharge of Claims pursuant to the Plan. The Agents/Trustees shall take all steps and/or execute and/or deliver all instruments or documents, in each case, reasonably requested by the Debtors or Reorganized Debtors, as applicable, to effect the release of the Liens granted pursuant to the DIP Documents, the 2028 Notes Documents, the 2026 Senior Secured Notes Documents, the Glide Notes Documents, the 2024 Senior Exchangeable Notes Documents, the 2025 Senior Notes Documents, and the Perpetual Notes Documents and/or reflect on the public record the consummation of the payoff, releases, and terminations contemplated thereby.

Except for the foregoing, on the Effective Date, the Agents/Trustees shall be automatically and fully discharged and relieved of all further duties and responsibilities related to such documents; provided, that any provisions of such documents that by their terms survive their termination shall survive in accordance with their terms.

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All Indenture Trustee Fees incurred, or estimated to be incurred, up to and including the Effective Date, shall be paid in full in Cash on the Effective Date (to the extent not previously paid during the course of the Chapter 11 Cases) in accordance with the Plan, without any requirement to file a fee application with the Bankruptcy Court, without the need for itemized time detail, or without any requirement for Bankruptcy Court review or approval. The Debtors shall provide the applicable Agents/Trustees notice of the anticipated Effective Date at least seven (7) calendar days in advance thereof. At least three (3) Business Days before the anticipated Effective Date, summary invoices for all Indenture Trustee Fees incurred, and an estimate of Indenture Trustee Fees to be incurred (including the cost of providing notice of the Effective Date), up to and including the Effective Date shall be submitted to the Debtors; provided, that such estimates shall not be considered an admission or limitation with respect to such Indenture Trustee Fees. From and after the Effective Date, the Debtors and Reorganized Debtors (as applicable) shall pay, upon receipt of summary invoices, all reasonable and documented Indenture Trustee Fees solely to the extent incurred in connection with taking any action required by the Indenture Trustee to implement the Plan or requested by the Debtors or Reorganized Debtors, as applicable.

On and after the final distribution on account of the 2026 Senior Secured Notes Claims, the Glide Notes Claims, the 2024 Senior Exchangeable Notes Claims, the 2025 Senior Notes Claims, and the Perpetual Notes Claims, the 2026 Senior Secured Notes, the Glide Notes, the 2024 Senior Exchangeable Notes, the 2025 Senior Notes, and the Perpetual Notes, as applicable, shall be deemed to be null, void, and worthless, and DTC shall take down the relevant positions at the request of the applicable Agent/Trustee (and such Agent/Trustee shall make such request at the request of the Debtors or Reorganized Debtors, as applicable) without any requirement of indemnification or security on the part of the Agent/Trustee, the Debtors, or the Reorganized Debtors (as applicable).

Upon the payment or other satisfaction of an Allowed Other Secured Claim, the holder of such Allowed Other Secured Claim shall deliver to the Reorganized Debtors any collateral or other property of a Debtor held by such holder, together with any termination statements, instruments of satisfaction, or releases of all security interests that may be reasonably requested by the Reorganized Debtors to terminate any related financing statements, mortgages, mechanics’ or other statutory Liens, lis pendens, or similar interests or documents and take all other steps reasonably requested by the Reorganized Debtors that are necessary to cancel and/or extinguish Liens securing such holder’s Allowed Other Secured Claim.

8.	Corporate and Other Entity Action

On the Effective Date, to the fullest extent permitted by applicable law, all actions contemplated under the Plan (including, for the avoidance of doubt, the documents in the Plan Supplement) shall be deemed authorized and approved in all respects, including: (i) the appointment of the New Boards and any other managers, directors, or officers for the Reorganized Debtors; (ii) the issuance and distribution of the New Equity by New GOL Parent; (iii) the adoption of the New Organizational Documents; (iv) entry into the New Equity Documents; (v) entry into the New Debt Documents; (vii) implementation of the Restructuring Transactions (which may be implemented before, on, or after the Effective Date); and (viii) all other actions contemplated under the Plan (whether to occur before, on, or after the Effective Date).

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All matters provided for in the Plan involving the corporate or other Entity structure of the Debtors or the Reorganized Debtors, and any corporate or other Entity action required by the Debtors or Reorganized Debtors in connection with the Plan, shall be deemed to have occurred and shall be in effect, without any requirement of further action by the security holders, managers, or officers of the Debtors or Reorganized Debtors. On or before the Effective Date, the appropriate officers of the Debtors or Reorganized Debtors, as applicable, shall be authorized and directed to issue, execute, and deliver the agreements, documents, securities, and instruments and documents contemplated under the Plan (or necessary or desirable to effectuate the transactions contemplated under the Plan) in the name, and on behalf, of the Reorganized Debtors. The authorizations and approvals contemplated by Article V.G of the Plan shall be effective notwithstanding any requirements of any otherwise applicable non-bankruptcy law.

9.	New Organizational Documents

On or prior to the Effective Date, the applicable Reorganized Debtors shall, if so required under applicable non-bankruptcy law, file their respective New Organizational Documents with the applicable Secretaries of State and/or other applicable persons in their respective states or jurisdictions of organization in accordance with the laws, rules, and regulations of such jurisdictions. Pursuant to (and only to the extent required by) section 1123(a)(6) of the Bankruptcy Code, the New GOL Parent Organizational Documents shall prohibit the issuance of non-voting equity securities. After the Effective Date, the Reorganized Debtors may amend and restate their respective New Organizational Documents and other constituent documents as permitted by the laws of their respective states or jurisdictions of organization or formation and their respective New Organizational Documents without further order of the Bankruptcy Court.

10.	Directors and Officers of Reorganized Debtors
i.	New GOL Parent Board

On the Effective Date, the New GOL Parent Board shall consist of a maximum of nine (9) directors, at least one of whom shall be independent and shall serve a minimum term of two (2) years (subject to applicable law), and whose identities will, to the extent known, be disclosed in the Plan Supplement. The Committee shall be entitled to appoint, in consultation with Abra, an independent director to the initial New GOL Parent Board. All the other members of the New GOL Parent Board shall be selected by Abra in consultation with the Debtors and the Committee.

Except to the extent that a member of a Debtor’s board of directors or managers, as applicable, continues to serve as a director or manager of the corresponding Reorganized Debtor after the Effective Date, such Persons shall have no continuing obligations to the Reorganized Debtors on or after the Effective Date in their capacities as such, and each such director or manager shall be deemed to have resigned or shall otherwise cease to be a director or manager of the applicable Debtor on the Effective Date. Commencing on the Effective Date, each of the directors or managers, as applicable, of the Reorganized Debtors shall serve pursuant to the terms of the applicable New Organizational Documents and may be replaced or removed in accordance with such documents.

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ii.	Officers of Reorganized Debtors

Except as otherwise provided in the Plan Supplement, the officers of the Debtors immediately before the Effective Date shall serve as the initial officers of the respective Reorganized Debtors on and after the Effective Date. After the Effective Date, the selection of officers of the Reorganized Debtors shall be in accordance with the Reorganized Debtors’ respective organizational documents.

iii.	New Subsidiary Boards

On the Effective Date, the applicable New Subsidiary Boards shall be appointed in accordance with the applicable New Organizational Documents.

iv.	Management Incentive Plan

The New GOL Parent Board shall determine the percentage of New Equity to allocate to the Management Incentive Plan.

11.	Effectuating Documents; Further Transactions

On and after the Effective Date, the applicable Reorganized Debtors and their respective officers and members of the boards are authorized to and may issue, execute, deliver, file, or record, such contracts, securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan, and the securities issued pursuant to the Plan in the name, and on behalf, of the applicable Reorganized Debtors, without the need for any approvals, authorization, or consents, except for those expressly required pursuant to the Plan, or the New Organizational Documents.

12.	Section 1146 Exemption

Pursuant to section 1146 of the Bankruptcy Code, (i) the issuance, transfer, or exchange of any securities, instruments, or documents, (ii) the creation of any Lien, mortgage, deed of trust, or other security interest, (iii) the making or assignment of any lease or sublease or the making or delivery of any deed or other instrument of transfer under, pursuant to, in furtherance of, or in connection with the Plan, including any deeds, bills of sale, or assignments executed in connection with any of the transactions contemplated by the Plan or the reinvesting, transfer, or sale of any real or personal property of the Debtors pursuant to, in implementation of or as contemplated in the Plan (whether to one or more of the Reorganized Debtors or otherwise), (iv) the grant of collateral under the New Debt Documents, and (v) the issuance, renewal, modification, or securing of indebtedness, and the making, delivery, or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including the Confirmation Order, shall not be subject to any document recording tax, stamp tax, conveyance fee, or other similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, sales tax, use tax, or other similar tax or governmental assessment. Consistent with the foregoing, each recorder of deeds or similar official for any county, city, or Governmental Unit in which any instrument related to the foregoing is to be recorded shall be directed to accept such instrument without requiring the payment of any

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recording tax, stamp tax, conveyance fee or other similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, sales tax, use tax, or other similar tax or governmental assessment.

13.	Preservation of Causes of Action

In accordance with section 1123(b) of the Bankruptcy Code, but subject in all respects to Article IX.D of the Plan, the Reorganized Debtors shall retain and may enforce, in their discretion and in accordance with the best interests of the Reorganized Debtors, all rights to commence and pursue, as appropriate, any and all Retained Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Schedule of Retained Causes of Action, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Retained Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date; provided, however, that the Reorganized Debtors waive their rights to assert Preference Actions against holders of General Unsecured Claims (but reserve the right to assert any such Preference Actions solely as counterclaims or defenses to Claims asserted against the Debtors; provided, further, that any such assertion may solely be defensive, without any right to seek or obtain an affirmative recovery on account of any such counterclaim).

No Person or Entity may rely on the absence of a specific reference in the Plan (including, for the avoidance of doubt, the Plan Supplement) or the Disclosure Statement to any Retained Cause of Action against them as an indication that the Debtors or the Reorganized Debtors will not pursue any and all available Causes of Action against them. Unless any Retained Cause of Action is expressly waived, relinquished, exculpated, released, compromised, or settled by the Plan or a Final Order of the Bankruptcy Court, the Reorganized Debtors expressly reserve all available Causes of Action, for later adjudication, and, therefore no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of, the confirmation of the Plan or the occurrence of the Effective Date.

E.	Treatment of Executory Contracts and Unexpired Leases
1.	Assumption and Rejection of Executory Contracts and Unexpired Leases

Except as otherwise provided in the Plan, each Executory Contract and Unexpired Lease shall be deemed rejected, without the need for any further notice to, or action, order, or approval of, the Bankruptcy Court, as of the Effective Date, pursuant to sections 365(a) and 1123 of the Bankruptcy Code, unless such Executory Contract or Unexpired Lease (i) was previously assumed or rejected; (ii) previously expired or terminated pursuant to its own terms; (iii) is the subject of a motion or notice to reject, assume, or assume and assign filed on or before the Confirmation Date; or (iv) is listed on the Schedule of Assumed Contracts. The assumption of Executory Contracts and Unexpired Leases under the Plan may include the assignment of such contracts to the Debtors’ Affiliates. Unless previously approved by the Bankruptcy Court, the Confirmation Order will constitute an order approving the above-described rejections, assumptions, and assumptions and assignments, all pursuant to sections 365(a) and 1123 of the Bankruptcy Code, effective on the occurrence of the Effective Date.

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The Debtors shall file, as part of the Plan Supplement, the Schedule of Assumed Contracts, which may be amended, supplemented, or otherwise modified through the Effective Date. Any objection to the assumption of an Executory Contract or Unexpired Lease under the Plan (other than those Executory Contracts and Unexpired Leases that were previously assumed by the Debtors or are the subject of a motion or notice to assume or assume and assign filed on or before the Confirmation Date) must be filed, served, and actually received by the Debtors no later than seven (7) days prior to the Confirmation Hearing; provided, that, if the Debtors file an amended Schedule of Assumed Contracts prior to the Confirmation Hearing, then, with respect to any lessor or counterparty affected by such amended Schedule of Assumed Contracts, objections to the assumption of the relevant Executory Contract or Unexpired Lease must be filed by the later of (i) ten (10) days from the date the amended Schedule of Assumed Contracts has been filed and served upon the applicable counterparties via electronic mail or overnight courier and (ii) the Confirmation Hearing; provided, further, that if the Debtors file an amended Schedule of Assumed Contracts after the Confirmation Hearing, but prior to the Effective Date, then, with respect to any lessor or counterparty affected by such amended Schedule of Assumed Contracts, objections to the assumption of the relevant Executory Contract or Unexpired Lease must be filed by ten (10) days from the date the amended Schedule of Assumed Contracts is filed and served upon the applicable counterparties via electronic mail or overnight courier; provided, further, that the Debtors may file an amended Schedule of Assumed Contracts after the Effective Date with the consent of the lessors or counterparties affected by such amended Schedule of Assumed Contracts.

To the extent any provision in any Executory Contract or Unexpired Lease to be assumed or assumed and assigned pursuant to the Plan restricts, limits or prevents, or purports to restrict, limit or prevent, or is breached or deemed breached by, the assumption or assumption and assignment of such Executory Contract or Unexpired Lease (including any “change of control” provision), any such anti-assignment provision shall be unenforceable pursuant to section 365(f) of the Bankruptcy Code. To the maximum extent permitted by law, such provision shall be deemed modified or stricken such that the transactions contemplated by the Plan shall not entitle the non-Debtor counterparty to terminate such Executory Contract or Unexpired Lease or to exercise any other default-related rights with respect thereto. Confirmation of the Plan and consummation of the transactions contemplated by the Plan shall not constitute a change of control under any Executory Contract or Unexpired Lease assumed by the Debtors on or prior to the Effective Date.

Except as otherwise provided in the Plan or agreed to by the Debtors and the applicable counterparty, each Executory Contract and Unexpired Lease assumed pursuant to Article VI.A of the Plan or by any order of the Bankruptcy Court, that has not been assigned to a third party prior to the Effective Date, shall revest in, be fully enforceable by, and constitute binding obligations of the applicable Reorganized Debtor in accordance with its terms (including any amendments entered into after the Petition Date), except as such terms are modified by the provisions of the Plan or any order of the Bankruptcy Court.

2.	Aircraft Leases
i.	Assumption and Rejection of Prepetition Aircraft Leases

With respect to Aircraft Leases entered into before the Petition Date that were not already assumed pursuant to an order of the Bankruptcy Court, that have not previously expired or

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terminated pursuant to their terms, or that are not subject to a pending motion to assume or pending stipulation providing for assumption filed on or before the Confirmation Date, the Debtors shall assume only those Aircraft Leases that are designated on the Schedule of Assumed Contracts, which may be amended, supplemented, or otherwise modified through the Effective Date; provided, however, that any Aircraft Lease that has not previously been assumed but is subject to a Lessor Agreement that has been approved by an order of the Bankruptcy Court shall be assumed, on the later of the Effective Date and the date on which the applicable definitive documentation is executed, and, notwithstanding anything to the contrary in the Plan, subject to the terms of the applicable Bankruptcy Court order or Lessor Agreement, without any further action by the Debtors or the Reorganized Debtors, as applicable.

Any agreements or documents by the Debtors that are ancillary to Aircraft Leases that have been previously assumed or are being assumed under the Plan shall be, and shall be deemed, assumed with the applicable Aircraft Lease. To the extent that certain of the Aircraft Leases identified on the Schedule of Assumed Contracts include finance leases of the Debtors that were amended during the course of the Chapter 11 Cases, the debt associated with such leases shall be provided the treatment agreed between the Debtors and other parties in the applicable governing amendment documents. To the extent that contracts of the Debtors that are subject to Lessor Agreements (in each case including documents that are ancillary to such contracts) are not subject to section 365 of the Bankruptcy Code (including so-called finance leases and guarantees by the Debtors), such contracts shall be deemed assumed to the extent necessary to effectuate terms of the Lessor Agreements, and the debt and obligations associated with such contracts, documents and guarantees shall be provided the treatment agreed between the Debtors and other parties in the applicable Lessor Agreements.

Subject to the terms of any Lessor Agreement, to the extent any provision in any Aircraft Lease to be assumed or assumed and assigned pursuant to the Plan restricts, limits or prevents, or purports to restrict, limit or prevent, or is breached or deemed breached by, the assumption or assumption and assignment of such Executory Contract or Unexpired Lease (including any “change of control” provision), any such anti-assignment provision shall be unenforceable pursuant to section 365(f) of the Bankruptcy Code. Subject to the terms of any Lessor Agreement, to the maximum extent permitted by law, such provision shall be deemed modified or stricken such that the transactions contemplated by the Plan shall not entitle the non-Debtor counterparty to terminate such Executory Contract or Unexpired Lease or to exercise any other default-related rights with respect thereto. As provided in the applicable Aircraft Lease, confirmation of the Plan and consummation of the transactions contemplated by the Plan shall not constitute a change of control under any Aircraft Lease assumed by the Debtors on or prior to the Effective Date.

With respect to Aircraft Leases not assumed pursuant to the terms of the Plan, such Aircraft Leases shall be rejected and the property subject to such lease shall be deemed abandoned subject to agreement by the parties or order of the Bankruptcy Court providing for alternative treatment of such Aircraft Lease and/or property.

With respect to any property subject to an Aircraft Lease that has been returned or redelivered to the applicable party, such Aircraft Lease shall be deemed rejected as of the date of such return or redelivery, subject to any agreement of the parties or an order of the Bankruptcy Court providing otherwise.

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ii.	Aircraft Leases Entered into After the Petition Date

Aircraft Leases entered into after the Petition Date by the Debtors, together with any other agreements or documents by the Debtors that are ancillary to such Aircraft Leases, will be reaffirmed and performed by the applicable Debtor or Reorganized Debtor, as the case may be, in the ordinary course of its business or as authorized by the Bankruptcy Court. Accordingly, such Aircraft Leases, agreements, and documents shall survive and remain unaffected by entry of the Confirmation Order, and, on the Effective Date, shall revest in and be fully enforceable by and against the applicable Reorganized Debtor in accordance with its terms, subject to, and except as such terms may have been modified by, an order of the Bankruptcy Court.

3.	Cure of Defaults for Executory Contracts and Unexpired Leases Assumed

Except as set forth below, Cure Claims shall be satisfied by payment in Cash, on the Effective Date, of the respective amounts set forth on the Schedule of Assumed Contracts or on such other terms as the parties to such Executory Contracts or Unexpired Leases may otherwise agree.

Subject to satisfaction of any applicable Cure Claims and the terms of any applicable Lessor Agreement, assumption of any Executory Contract or Unexpired Lease pursuant to the Plan shall result in the full release and satisfaction of any Claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under such Executory Contract or Unexpired Lease at any time before the date that the Debtors assume or assume and assign such Executory Contract or Unexpired Lease. Subject to the terms of any applicable Lessor Agreement, the resolution of any timely objections in accordance with Article VI.D of the Plan, and the satisfaction of the any applicable Cure Claims, any Proofs of Claim filed with respect to an Executory Contract or Unexpired Lease that has been assumed or assumed and assigned shall be deemed Disallowed and expunged, without further notice to, or action, order, or approval of, the Bankruptcy Court.

4.	Dispute Resolution

To the extent there is a dispute with respect to (i) the amount of a Cure Claim, (ii) the ability of the Reorganized Debtors or the applicable assignee to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under an Executory Contract or Unexpired Lease to be assumed, or (iii) any other matter pertaining to assumption or the cure of defaults required by section 365(b)(1) of the Bankruptcy Code (each, an “Assumption Dispute”), the Debtors or Reorganized Debtors, as applicable, may settle any such Assumption Dispute without any further notice to, or action, order, or approval of, the Bankruptcy Court.

Subject to the terms of any applicable Lessor Agreement, in the event that an Assumption Dispute cannot be resolved consensually and a timely objection is filed by a counterparty, such dispute shall be resolved by a Final Order of the Bankruptcy Court (which may be the Confirmation Order). Subject to the terms of any applicable Lessor Agreement, during the pendency of an Assumption Dispute, the applicable counterparty shall continue to perform under the applicable

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Executory Contract or Unexpired Lease.

To the extent an Assumption Dispute relates solely to the amount of a Cure Claim, the Debtors may assume or assume and assign the applicable Executory Contract or Unexpired Lease prior to the resolution of such Assumption Dispute; provided, that, pending resolution of the Assumption Dispute, the Debtors reserve Cash in an amount sufficient to pay the Cure Claim asserted by the counterparty. Subject to the terms of any applicable Lessor Agreement, to the extent that the Assumption Dispute is resolved unfavorably to the Debtors, the Debtors may reject the applicable Executory Contract or Unexpired Lease after such resolution.

For the avoidance of doubt, if the Debtors are unable to resolve an Assumption Dispute relating solely to the amount of a Cure Claim prior to the Confirmation Hearing, such Assumption Dispute may be scheduled to be heard by the Bankruptcy Court after the Confirmation Hearing; provided, that the Reorganized Debtors may settle any such dispute after the Effective Date without any further notice to any party or any action, order, or approval of the Bankruptcy Court.

5.	Rejection Damages Claims

Any counterparty to an Executory Contract or Unexpired Lease that is rejected by the Debtors pursuant to the Plan must file and serve a Proof of Claim on the applicable Debtor that is party to the Executory Contract or Unexpired Lease to be rejected no later than thirty (30) days after the later of (i) the Confirmation Date or (ii) the effective date of rejection of such Executory Contract or Unexpired Lease. Any Claims arising from the rejection of an Executory Contract or Unexpired Lease not filed within such time shall be Disallowed, forever barred from assertion, and shall not be enforceable against the Debtors or the Reorganized Debtors, as applicable, or any property thereof, without the need for any objection by the Debtors or the Reorganized Debtors or further notice to, or action, order, or approval of, the Bankruptcy Court or any other Entity.

Claims arising from the rejection of the Executory Contracts or Unexpired Leases shall be classified as General Unsecured Claims and subject to the provisions of Article VI.D of the Plan and applicable provisions of the Bankruptcy Code and Bankruptcy Rules.

6.	Insurance Policies & Indemnification Obligations

Notwithstanding anything to the contrary in the Confirmation Order, the Plan (including, for the avoidance of doubt, the Plan Supplement), the Plan Support Agreement, the New Debt Documents, the Incremental New Money Equity Documents, the New Equity Documents, any other document related to any of the foregoing, or any other order of the Bankruptcy Court (including any provision that purports to be preemptory or supervening; grants an injunction, discharge, or release; confers Bankruptcy Court jurisdiction; or requires a party to opt out of any releases):

(i)       each of the Insurance Contracts, including all D&O Policies, shall be deemed to have been assumed all Insurance Contracts, such that the applicable Reorganized Debtors shall become and remain liable in full for all of their and the applicable Debtors’ obligations under the Insurance Contracts, regardless of whether such obligations arise on, before, or after the Effective Date, without the requirement or need for any Insurer to file a Proof of Claim or a request for

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payment of an Administrative Expense; provided, that the Reorganized Debtors shall not indemnify their respective officers, directors, equity holders, agents, or employees for any claims or Causes of Action arising out of or relating to any act or omission that constitutes a criminal act, intentional fraud, gross negligence, or willful misconduct;

(ii)       nothing shall alter, modify, amend, waive, release, discharge, prejudice, or impair in any respect (a) the terms and conditions of any Insurance Contract, (b) any rights or obligations of the Debtors or the Reorganized Debtors, as applicable, or Insurers thereunder, whether arising before or after the Effective Date, or (c) the duty, if any, of Insurers to pay claims covered by the Insurance Contracts or the right to seek payment or reimbursement from the Debtors or the Reorganized Debtors, as applicable, or to draw on any collateral or security therefor; and

(iii)       the automatic stay of section 362(a) of the Bankruptcy Code and the injunctions set forth in Article IX.G of the Plan, if and to the extent applicable, shall be deemed lifted without further order of the Bankruptcy Court, solely to permit: (a) claimants with valid workers’ compensation claims or direct action claims against an Insurer under applicable non-bankruptcy law to proceed with their claims; and (b) the Insurers to administer, handle, defend, settle, and/or pay, in the ordinary course of business and without further order of this Bankruptcy Court, (1) workers’ compensation claims, (2) claims where a claimant asserts a direct claim against any Insurer under applicable non-bankruptcy law, or an order has been entered by the Bankruptcy Court granting a claimant relief from the automatic stay or the injunctions set forth in Article IX.G of the Plan to proceed with its claim, and (3) all costs in relation to each of the foregoing.

In addition, after the Effective Date, all current and former officers, directors, agents, or employees who served in such capacity at any time before the Effective Date shall be entitled to the full benefits of any D&O Policy for the full term of such policy regardless of whether such officers, directors, agents, and/or employees remain in such positions after the Effective Date, in each case, solely to the extent set forth in such D&O Policies and subject to any terms and conditions thereof. In addition, after the Effective Date, the Reorganized Debtors shall not terminate or otherwise reduce the coverage under any D&O Policy in effect as of the Petition Date; provided, that, for the avoidance of doubt, any Insurance Contract, including tail insurance policies, for directors’, members’, trustees’, and officers’ liability to be purchased or maintained by the Reorganized Debtors after the Effective Date shall be subject to the ordinary-course corporate governance of the Reorganized Debtors.

Notwithstanding anything in the Plan, any Indemnification Obligation to indemnify current and former officers, directors, members, managers, agents, sponsors, or employees with respect to all present and future actions, suits, and proceedings against the Debtors or such officers, directors, members, managers, agents, or employees based upon any act or omission for or on behalf of the Debtors shall (i) remain in full force and effect, (ii) not be discharged, impaired, or otherwise affected in any way, including by the Plan (including, for the avoidance of doubt, the Plan Supplement) or the Confirmation Order, (iii) not be limited, reduced, or terminated after the Effective Date, and (iv) survive unimpaired and unaffected irrespective of whether such Indemnification Obligation is owed for an act or event occurring before, on, or after the Petition Date; provided, that the Reorganized Debtors shall not indemnify officers, directors, members, or managers, as applicable, of the Debtors for any claims or Causes of Action that are not indemnified by such Indemnification Obligation. All such obligations shall be deemed and treated as Executory

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Contracts to be assumed by the Debtors under the Plan and shall continue as obligations of the Reorganized Debtors, and, if necessary to effectuate such assumption under local law, New GOL Parent shall contractually assume such obligations. Any claim based on the Debtors’ obligations under the Plan shall not be a Disputed Claim or subject to any objection, in either case, by reason of section 502(e)(1)(B) of the Bankruptcy Code.

7.	Modifications, Amendments, Supplements, Restatements, or Other Agreements

Unless otherwise provided in the Plan, each Executory Contract and Unexpired Lease that is assumed and, if applicable, assigned to the Reorganized Debtors, shall include all modifications, amendments, supplements, restatements, or other agreements that in any manner affect such Executory Contract or Unexpired Lease, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, and any other interests, unless any of the foregoing agreements has been previously terminated or is otherwise not in effect.

Modifications, amendments, supplements, and restatements to prepetition Executory Contracts or Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of such Executory Contracts or Unexpired Leases, or the validity, priority, or amount of any Claim that may arise in connection therewith, unless expressly noted in the Plan.

8.	Reservation of Rights

Nothing contained in the Plan shall constitute an admission by the Debtors that any Executory Contract or Unexpired Lease is, in fact, an Executory Contract or Unexpired Lease or that any Debtor or the Reorganized Debtor has any liability thereunder.

9.	Contracts and Leases (other than Aircraft Leases) Entered into After Petition Date

Contracts and leases entered into after the Petition Date by any Debtor will be performed by the applicable Debtor or Reorganized Debtor, as the case may be, in the ordinary course of its business or as authorized by the Bankruptcy Court. Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases) shall survive and remain unaffected by entry of the Confirmation Order, and, on the Effective Date, shall revest in and be fully enforceable by the applicable Reorganized Debtor in accordance with its terms, except as such terms may have been modified by order of the Bankruptcy Court.

10.	Compensation and Benefits Plans

All employment, confidentiality, and non-competition agreements, collective bargaining agreements, offer letters (including any severance set forth in the Plan), bonus, gainshare and incentive programs, additional pay required by Brazilian and other local law, vacation pay, holiday pay, severance, retirement, supplemental retirement, indemnity, executive retirement, pension, deferred compensation, medical, dental, vision, life and disability insurance, flexible spending account, and other health and welfare benefit plans, programs, agreements, and arrangements, and all other wage, compensation, employee expense reimbursement, and other benefit obligations (including, for the avoidance of doubt, letter agreements with respect to certain employees’ rights and obligations in the event of certain terminations of their employment in connection with and

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following the implementation of the Restructuring Transactions) are deemed to be, and shall be treated as, Executory Contracts under the Plan and, on the Effective Date, shall be deemed assumed (or, in the event that GLAI is party to such agreements or arrangements, assumed and assigned to New GOL Parent) pursuant to sections 365 and 1123 of the Bankruptcy Code (in each case, as amended prior to or on the Effective Date).

F.	Procedures for Resolving Contingent, Unliquidated, and Disputed Claims
1.	Allowance of Claims and Interests

Except as expressly provided in the Plan or in any order entered in the Chapter 11 Cases before the Effective Date (including the Confirmation Order), no Claim shall become an Allowed Claim unless and until such Claim is deemed Allowed pursuant to the Plan or a Final Order (including the Confirmation Order) Allowing such Claim. On and after the Effective Date, each of the Reorganized Debtors shall have, and retain any and all rights and defenses the corresponding Debtor had, with respect to any Claim immediately before the Effective Date.

2.	Claims Administration Responsibilities

Except as otherwise expressly provided in the Plan and notwithstanding any requirements that may be imposed pursuant to Bankruptcy Rule 9019, after the Effective Date, the Reorganized Debtors shall have the authority (i) to file, withdraw, or litigate to judgment objections to Claims or Interests; (ii) to settle or compromise any Disputed Claim without any further notice to, or action, order, or approval of, the Bankruptcy Court; and (iii) to administer and adjust the Claims register to reflect any such settlements or compromises without any further notice to, or action, order, or approval of, the Bankruptcy Court. For the avoidance of doubt, except as otherwise provided in the Plan or by an order of the Bankruptcy Court, from and after the Effective Date, the Reorganized Debtors shall have and retain any and all rights and defenses the Debtors had immediately prior to the Effective Date with respect to any Disputed Claim, including the Retained Causes of Action.

3.	General Unsecured Claim Observer

The Committee may appoint, as of the Effective Date, a Person or Entity with duties limited in all respects as set forth in the Plan to consult with the Reorganized Debtors with respect to the Allowance of any General Unsecured Claims in excess of $5 million (the “General Unsecured Claim Observer”); provided, that the General Unsecured Claim Observer shall have standing to appear before the Bankruptcy Court with respect to matters arising out of or related to reconciliation, Allowance, and settlement of any General Unsecured Claims, as well as any objections thereto.

The General Unsecured Claim Observer may employ, without further order of the Bankruptcy Court, professionals to assist in carrying out the duties described in Article VII.C of the Plan, and the reasonable and documented costs of the General Unsecured Claim Observer, including reasonable and documented external professionals’ fees and expenses, shall be reimbursed by the Reorganized Debtors in the ordinary course of business in an aggregate amount not to exceed $250,000 as soon as reasonably practicable after invoiced. In addition, subject to the fee cap in the preceding sentence, the General Unsecured Claim Observer may review and

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respond to inquiries from holders of Claims regarding distributions and implementation of the Plan and consult with the Reorganized Debtors with respect to the selection of the Distribution Dates.

The General Unsecured Claim Observer will be selected by a majority of the members of the Committee in accordance with the Committee’s by-laws and will be identified prior to the Confirmation Hearing. The General Unsecured Claim Observer’s role is to represent the interests of all holders of General Unsecured Claims. The General Unsecured Claim Observer will work with the Reorganized Debtors to ensure that Claims are reconciled, and distributions are made, in a fair and equitable manner. The General Unsecured Claim Observer minimizes the risk that the Reorganized Debtors reconcile General Unsecured Claims in a way that leads to Claims being Allowed at too high of an amount (which would otherwise harm all holders of General Unsecured Claims). The Debtors will be free to reconcile claims below $5,000,000 without oversight by the General Unsecured Claim Observer because the costs of such oversight would outweigh the benefits to all holders of General Unsecured Claims, whose claims in the aggregate are in excess of $1,000,000,000. Any Distribution Date selected in consultation with the General Unsecured Claim Observer will apply to all holders of General Unsecured Claims regardless of the size of any such holder’s Claim.

Upon the death, resignation, or removal of the General Unsecured Claim Observer, the Reorganized Debtors shall appoint a successor General Unsecured Claim Observer with approval of the Bankruptcy Court. Upon the resolution of all Disputed General Unsecured Claims, the General Unsecured Claim Observer shall be released and discharged of and from further authority, duties, responsibilities, and obligations relating to and arising from and in connection with the Chapter 11 Cases.

4.	Estimation of Claims

Before or after the Effective Date, the Debtors or the Reorganized Debtors, as applicable, may at any time request the Bankruptcy Court to estimate any Claim that is contingent or unliquidated pursuant to section 502(c) of the Bankruptcy Code for any reason, regardless of whether any party previously has objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court shall retain jurisdiction to estimate any such Claim, including during the litigation of any objection to any Claim or during the appeal relating to such objection. In the event that the Bankruptcy Court estimates any contingent or unliquidated Claim, the estimated amount shall constitute either the Allowed amount of such Claim or a maximum limitation on such Claim for all purposes under the Plan. If the estimated amount constitutes a maximum limitation of the amount of such Claim, the Debtors or the Reorganized Debtors, as applicable, may elect to pursue any supplemental proceedings to object to the ultimate Allowance of such Claim. Notwithstanding section 502(j) of the Bankruptcy Code, in no event shall any holder of a Claim that has been estimated pursuant to section 502(c) of the Bankruptcy Code be entitled to seek reconsideration of such estimation unless such holder has filed a motion requesting the right to seek such reconsideration on or before twenty-one (21) days after the date on which such Claim is estimated. All of the aforementioned objection, estimation, and resolution procedures are cumulative and not exclusive of one another.

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5.	Adjustment to Claims Register Without Objection

Any duplicate Claim or any Claim that has been paid or otherwise satisfied, or any Claim that has been amended or superseded, may be adjusted or expunged on the Claims register by the Debtors or Reorganized Debtors, as applicable, upon stipulation between the parties without an objection to such Claim having to be filed and without any further notice or action, order, or approval of the Bankruptcy Court.

6.	Time to File Objections to Claims

The Debtors and Reorganized Debtors, as applicable, shall be entitled to object to Claims. After the Effective Date, except as expressly provided in the Plan to the contrary, the Reorganized Debtors shall have and retain any and all rights and defenses that the Debtors had with regard to any Claim, except with respect to any Claim that is Allowed. Any objections to Proofs of Claim shall be served and filed on or before the later of (i) 180 days after the Effective Date, and (ii) such date as may be fixed by the Bankruptcy Court, after notice and a hearing, upon a motion by the Reorganized Debtors filed before the date that is 180 days after the Effective Date. Any Claims for which the Debtors do not timely file an objection to Proof of Claim pursuant to this section shall be Allowed. The expiration of such period shall not limit or affect the Debtors’ rights to dispute Claims asserted in the ordinary course of business other than through a Proof of Claim.

7.	Disallowance of Claims

Any Claims held by a Person or Entity from whom property is recoverable under sections 542, 543, 550, or 553 of the Bankruptcy Code or that is a transferee of a transfer avoidable under sections 522(f), 522(h), 544, 545, 547, 548, or 549 of the Bankruptcy Code, shall be deemed Disallowed pursuant to section 502(d) of the Bankruptcy Code, and holders of such Claims shall not receive any distributions on account of such Claims until such time as the applicable Cause of Action against that Person or Entity has been settled or a Bankruptcy Court order with respect thereto has been entered, and, if such Cause of Action has been resolved in favor of the applicable Debtor, all sums due from that Person or Entity have been turned over or paid to the Debtors or the Reorganized Debtors, as applicable. All Claims filed on account of an indemnification obligation to a director, officer, or employee shall be deemed satisfied and may be expunged from the Claims register as of the Effective Date to the extent such indemnification obligation is assumed (or honored or reaffirmed, as the case may be) pursuant to the Plan, without any further notice to, or action, order, or approval of, the Bankruptcy Court.

8.	Amendments to Claims

On and after the Effective Date, a Claim may not be amended without the prior authorization of the Reorganized Debtors or order of the Bankruptcy Court.

9.	No Distributions Pending Allowance

If an objection, motion to estimate, or other challenge to a Claim is filed, or if the time to object to a Claim has not elapsed and the Claim has not been Allowed by the Plan or by Final Order, then no distribution shall be made on account of such Claim unless and until (and only to the extent that) such Claim becomes an Allowed Claim.

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10.	Distributions After Allowance

As soon as reasonably practicable after the date that the order or judgment of a court of competent jurisdiction Allowing any Disputed Claim becomes a Final Order, the Reorganized Debtors shall provide to the holder of such Claim the distribution (if any) to which such holder is entitled under the Plan as of the Effective Date, without any interest, dividends, or accruals to be paid on account of such Claim unless required under applicable non-bankruptcy law.

11.	Disputed Claims Reserve

The Disputed Claims Reserve shall be established and funded on or about the Effective Date; provided, that the Disputed Claims Reserve shall be funded with any General Unsecured Claimholder Released Escrowed Shares allocable to any Disputed Claims at the time of any release of such General Unsecured Claimholder Released Escrowed Shares. Any property that would be distributable in respect of any Disputed General Unsecured Claim had such Disputed General Unsecured Claim been Allowed on the Effective Date, together with all earnings thereon (net of any taxes imposed thereon or otherwise payable by the Disputed Claims Reserve), as applicable, shall be deposited in the Disputed Claims Reserve. The amount of, or the amount of property constituting, the Disputed Claims Reserve shall be determined prior to the Confirmation Hearing, based on the Debtors’ good faith estimates or an order of the Bankruptcy Court estimating such Disputed Claims.

The Disputed Claims Reserve shall be responsible for payment, out of the assets of the Disputed Claims Reserve, of any taxes imposed on the Disputed Claims Reserve or its assets. In the event, and to the extent, any Cash in the Disputed Claims Reserve is insufficient to pay the portion of any such taxes attributable to the taxable income arising from the assets of such reserve (including any income that may arise upon the distribution of the assets in such reserve), assets of the Disputed Claims Reserve may be sold to pay such taxes.

To the extent that a Disputed General Unsecured Claim becomes an Allowed Claim after the Initial Distribution Date, the Disbursing Agent shall distribute to the holder thereof out of the Disputed Claims Reserve any property to which such holder is entitled under the Plan (net of any allocable taxes imposed thereon or otherwise incurred or payable by the Disputed Claims Reserve, including in connection with such distribution) in accordance with Article VIII.A of the Plan.

The Disbursing Agent may request an expedited determination of taxes under section 505(b) of the Bankruptcy Code for all returns filed for or on behalf of the Disputed Claims Reserve for all taxable periods through the date on which final distributions are made.

In the event the assets of the Disputed Claims Reserve are insufficient to satisfy all the Disputed General Unsecured Claims that have become Allowed, such Allowed General Unsecured Claims shall be satisfied Pro Rata from any remaining assets. After all assets in the Disputed Claims Reserve have been distributed, no further distributions shall be made in respect of Disputed General Unsecured Claims. At such time as all Disputed General Unsecured Claims have been resolved, any remaining assets in the Disputed Claims Reserve shall be distributed Pro Rata to all holders of Allowed General Unsecured Claims.

On or before the Effective Date, in accordance with the terms of the Transaction Steps, a

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number of shares of New Equity equal to the General Unsecured Claimholder Distribution will be authorized and issued. On, or as soon as reasonably practicable after, the Effective Date, the Debtors or the Reorganized Debtors, as applicable, will determine the number of shares of New Equity that can be distributed to holders of Allowed General Unsecured Claims, while reserving a sufficient number of shares of New Equity (the “Reserved Shares”) to provide an equal percentage of recovery to holders of Disputed General Unsecured Claims should such Disputed General Unsecured Claims be Allowed in full. The Reserved Shares will be held in the Disputed Claims Reserve. Holders of Allowed General Unsecured Claims on the Effective Date, or if such claim is Allowed thereafter, will have the right to receive shares of New Equity that are deposited in the Disputed Claims Reserve but ultimately not distributed to holders of Disputed Claims that are ultimately Disallowed. At the time of the General Unsecured Claimholder Initial Distribution, or at each such later date as a Disputed General Unsecured Claims becomes an Allowed General Unsecured Claim and a distribution is paid thereon, New GOL Parent will keep a register of distributions and obtain an escrow CUSIP which corresponds to the holder’s right to receive a pro rata portion of the Reserved Shares that are not distributed to Disputed Claims that are ultimately Disallowed. Holders of Allowed General Unsecured Claims who hold their Allowed General Unsecured Claims through DTC will receive their escrow CUSIP through DTC at the time their distribution of New Equity is issued. All holders of Allowed General Unsecured Claims who hold their Allowed General Unsecured Claims outside of DTC will be tracked on a separate register maintained by New GOL Parent. The escrow CUSIP number and any interest related thereto will be non-transferable whether it is held in DTC or separately on the register maintained by New GOL Parent. Upon resolution of all Disputed General Unsecured Claims, the remaining Reserved Shares (if any) will be released and distributed Pro Rata to the holders of Allowed General Unsecured Claims with the escrow CUSIP number through DTC (to the extent that the escrow CUSIP is held in DTC) or to New GOL Parent’s register. A similar mechanism will be utilized for any General Unsecured Claimholder Released Escrowed Shares held in escrow and released therefrom pursuant to Article V.D.2 of the Plan.

12.	Claims Resolution Procedures Cumulative

All of the objection, estimation, and resolution procedures with respect to Disputed Claims are cumulative and not exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn, or resolved in accordance with the Plan without further notice or Bankruptcy Court approval.

G.	Provisions Governing Distributions
1.	Timing and Calculation of Amounts to Be Distributed

Unless otherwise provided in the Plan or paid pursuant to a prior Bankruptcy Court order, and subject to any reserves or holdbacks established pursuant to the Plan, on the applicable Distribution Date or as soon as reasonably practicable thereafter, each holder of an Allowed Claim shall receive the distributions that the Plan provides for Allowed Claims in the applicable Class as of such date. In the event that any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day.

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If and to the extent there are Disputed Claims as of the applicable Distribution Date, distributions on account of such Disputed Claims (which will only be made if and when they become Allowed Claims) shall be made pursuant to the provisions set forth in the Plan on or as soon as reasonably practicable after the next Distribution Date that is after the Allowance of each such Claim. No interest shall be paid on any Disputed Claim that becomes an Allowed Claim after the Initial Distribution Date.

For the avoidance of doubt, the Reorganized Debtors shall retain the ability to pay Claims pursuant to a prior Bankruptcy Court order after the Effective Date. The Debtors and Reorganized Debtors shall be entitled to withhold distributions on any Claim that they intend to pay pursuant to such an order.

2.	Disbursing Agent

Unless otherwise provided in the Plan, all distributions under the Plan shall be made by the Disbursing Agent on the applicable Distribution Date. The Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court.

3.	Rights and Powers of Disbursing Agent
i.	Powers of the Disbursing Agent

Without further order of the Bankruptcy Court, the Disbursing Agent shall be empowered to: (i) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties under the Plan; (ii) make all distributions contemplated hereby; (iii) employ professionals and incur reasonable fees and expenses to represent it with respect to its responsibilities; and (iv) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions of the Plan.

ii.	Incurred Expenses

Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and documented expenses incurred by the Disbursing Agent on or after the Effective Date (including taxes and reasonable attorney fees and expenses) in connection with making distributions shall be paid in Cash by the Reorganized Debtors.

4.	Delivery of Distributions and Undeliverable or Unclaimed Distributions
i.	Delivery of Distributions in General

Except as otherwise provided in the Plan or Bankruptcy Court order, the Disbursing Agent shall make distributions to holders of Allowed Claims as of the Distribution Record Date at the address for each such holder as indicated on the applicable Proofs of Claim (or, if no Proof of Claim has been filed, the Debtors’ records as of the date of any such distribution); provided, however, that the manner of such distributions shall be determined at the reasonable discretion of the Disbursing Agent. For the avoidance of doubt, the Distribution Record Date shall not apply to

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holders of public Securities.

ii.	Delivery of Distributions on 2028 Notes Claims

Except as otherwise reasonably requested by holders of Allowed 2028 Notes Claims, all distributions to holders of Allowed 2028 Notes Claims shall be deemed completed when made to such holders.

iii.	Delivery of Distributions on 2026 Senior Secured Notes Claims

Except as otherwise reasonably requested by the 2026 Senior Secured Notes Trustee, all distributions to holders of Allowed 2026 Senior Secured Notes Claims shall be deemed completed when made to the 2026 Senior Secured Notes Trustee. The 2026 Senior Secured Notes Trustee shall hold or direct such distributions for the benefit of the holders of Allowed 2026 Senior Secured Notes Claims. As soon as practicable following the Effective Date, the 2026 Senior Secured Notes Trustee shall arrange to deliver such distributions to or on behalf of its holders in accordance with the terms of the applicable 2026 Senior Secured Notes Documents and the Plan.

Notwithstanding anything in the Plan to the contrary, the 2026 Senior Secured Notes Trustee shall not have any liability to any Person or Entity with respect to distributions made or directed to be made by the 2026 Senior Secured Notes Trustee in accordance with the Plan, nor shall the 2026 Senior Secured Notes Trustee have any obligation to make any distribution that is not delivered to it in a form that is distributable through the facilities of the DTC. The 2026 Senior Secured Notes Trustee shall be deemed a “Servicer” for purposes of the Plan.

iv.	Delivery of Distributions on 2025 Senior Notes

Except as otherwise reasonably requested by the 2025 Senior Notes Trustee, all distributions to holders of Allowed 2025 Senior Notes Claims shall be deemed completed when made to the 2025 Senior Notes Trustee. The 2025 Senior Notes Trustee shall hold or direct such distributions for the benefit of the holders of Allowed 2025 Senior Notes Claims. As soon as practicable following the Effective Date, the 2025 Senior Notes Trustee shall arrange to deliver or direct the delivery of such distributions to or on behalf of the holders of Allowed 2025 Senior Notes Claims in accordance with the terms of the applicable 2025 Senior Notes Documents, the Plan, and the Confirmation Order. Subject to the applicable Indenture Trustee Charging Lien, the 2025 Senior Notes Trustee (at its election) may transfer, direct the transfer of, or facilitate such distributions (and may rely upon information received from the Debtors or the Disbursing Agent for purposes of such transfer) directly through the facilities of DTC in accordance with DTC’s customary practices. Additionally, the 2025 Senior Notes Trustee may (but is not required to) establish its own record date for distributions to holders of Allowed 2025 Senior Notes Claims. DTC shall be considered a single holder of all 2025 Senior Notes Claims for purposes of distributions under the Plan.

Notwithstanding anything in the Plan to the contrary, the 2025 Senior Notes Trustee shall not have any liability to any Person or Entity with respect to distributions made or directed to be made by the 2025 Senior Notes Trustee in accordance with the Plan, nor shall the 2025 Senior Notes Trustee have any duty, obligation, or responsibility to make, or liability whatsoever with respect to, any distribution that is not delivered to it in a form that is distributable through the

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facilities of the DTC, and the Debtors or the Reorganized Debtors, as applicable, shall make such distributions (subject to the applicable Indenture Trustee Charging Lien). The 2025 Senior Notes Trustee shall be deemed a “Servicer” for purposes of the Plan.

v.	Delivery of Distributions on 2024 Senior Exchangeable Notes

Except as otherwise reasonably requested by the 2024 Senior Exchangeable Notes Trustee, all distributions to holders of Allowed 2024 Senior Exchangeable Notes Claims shall be deemed completed when made to the 2024 Senior Exchangeable Notes Trustee. The 2024 Senior Exchangeable Notes Trustee shall hold or direct such distributions for the benefit of the holders of Allowed 2024 Senior Exchangeable Notes Claims. As soon as practicable following the Effective Date, the 2024 Senior Exchangeable Notes Trustee shall arrange to deliver or direct the delivery of such distributions to or on behalf of the holders of Allowed 2024 Senior Exchangeable Notes Claims in accordance with the terms of the applicable 2024 Senior Exchangeable Notes Documents, the Plan, and the Confirmation Order. Subject to the applicable Indenture Trustee Charging Lien, the 2024 Senior Exchangeable Notes Trustee (at its election) may transfer, direct the transfer of, or facilitate such distributions (and may rely upon information received from the Debtors or the Disbursing Agent for purposes of such transfer) directly through the facilities of DTC in accordance with DTC’s customary practices. Additionally, the 2024 Senior Exchangeable Notes Trustee may (but is not required to) establish its own record date for distributions to holders of Allowed 2024 Senior Exchangeable Notes Claims. DTC shall be considered a single holder of all 2024 Senior Exchangeable Notes Claims for purposes of distributions under the Plan.

Notwithstanding anything in the Plan to the contrary, the 2024 Senior Exchangeable Notes Trustee shall not have any liability to any Person or Entity with respect to distributions made or directed to be made by the 2024 Senior Exchangeable Notes Trustee in accordance with the Plan, nor shall the 2024 Senior Exchangeable Notes Trustee have any duty, obligation, or responsibility to make, or liability whatsoever with respect to, any distribution that is not delivered to it in a form that is distributable through the facilities of the DTC, and the Debtors or the Reorganized Debtors, as applicable, shall make such distributions (subject to the applicable Indenture Trustee Charging Lien). The 2024 Senior Exchangeable Notes Trustee shall be deemed a “Servicer” for purposes of the Plan.

vi.	Delivery of Distributions on Perpetual Notes

Except as otherwise reasonably requested by the Perpetual Notes Trustee, all distributions to holders of Allowed Perpetual Notes Claims shall be deemed completed when made to the Perpetual Notes Trustee. The Perpetual Notes Trustee shall hold or direct such distributions for the benefit of the holders of Allowed Perpetual Notes Claims. As soon as practicable following the Effective Date, the Perpetual Notes Trustee shall arrange to deliver or direct the delivery of such distributions to or on behalf of the holders of Allowed Perpetual Notes Claims in accordance with the terms of the applicable Perpetual Notes Documents, the Plan, and the Confirmation Order. Subject to the applicable Indenture Trustee Charging Lien, the Perpetual Notes Trustee (at its election) may transfer, direct the transfer of, or facilitate such distributions (and may rely upon information received from the Debtors or the Disbursing Agent for purposes of such transfer) directly through the facilities of DTC in accordance with DTC’s customary practices. Additionally, the Perpetual Notes Trustee may (but is not required to) establish its own record date

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for distributions to holders of Allowed Perpetual Notes Claims. DTC shall be considered a single holder of all Perpetual Notes Claims for purposes of distributions under the Plan.

Notwithstanding anything in the Plan to the contrary, the Perpetual Notes Trustee shall not have any liability to any Person or Entity with respect to distributions made or directed to be made by the Perpetual Notes Trustee in accordance with the Plan, nor shall the Perpetual Notes Trustee have any duty, obligation, or responsibility to make, or liability whatsoever with respect to, any distribution that is not delivered to it in a form that is distributable through the facilities of the DTC, and the Debtors or the Reorganized Debtors, as applicable, shall make such distributions (subject to the applicable Indenture Trustee Charging Lien). The Perpetual Notes Trustee shall be deemed a “Servicer” for purposes of the Plan.

vii.	Delivery of Distributions on Glide Notes

Except as otherwise reasonably requested by the Glide Notes Trustee, all distributions to holders of Allowed Glide Notes Claims shall be deemed completed when made to the Glide Notes Trustee. The Glide Notes Trustee shall hold or direct such distributions for the benefit of the holders of Allowed Glide Notes Claims. As soon as practicable following the Effective Date, the Glide Notes Trustee shall arrange to deliver such distributions to or on behalf of its holders in accordance with the terms of the applicable Glide Notes Documents and the Plan.

Notwithstanding anything in the Plan to the contrary, the Glide Notes Trustee shall not have any liability to any Person or Entity with respect to distributions made or directed to be made by the Glide Notes Trustee in accordance with the Plan, nor shall the Glide Notes Trustee have any obligation to make any distribution that is not delivered to it in a form that is distributable through the facilities of the DTC. The Glide Notes Trustee shall be deemed a “Servicer” for purposes of the Plan.

viii.	Minimum Distributions

No (i) fractional shares of New Equity or (ii) Cash payments of less than $50 shall be distributed to any holder of an Allowed Claim on account of such Allowed Claim. When any distribution pursuant to the Plan would otherwise result in the issuance of a number of shares of New Equity that is not a whole number, the actual distribution of such New Equity shall be rounded as follows: (i) fractions of greater than one-half (½) shares of New Equity shall be rounded to the next higher whole number and (ii) fractions of one-half (½) or less of New Equity shall be rounded to the next lower whole number with no further payment therefor. The total number of authorized shares of New Equity to be distributed to the holders of Allowed Claims may be adjusted as necessary to account for the foregoing rounding.

ix.	Undeliverable Distributions and Unclaimed Property

In the event that any distribution to any holder is returned as undeliverable, no distribution to such holder shall be made unless and until the Disbursing Agent has determined the then-current address of such holder, at which time such distribution shall be made to such holder without interest; provided, that any distribution that remains undeliverable for one year from the date on which such distribution was attempted to be made shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code. After such date, all unclaimed property shall revert to the

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Reorganized Debtors automatically and without need for a further order by the Bankruptcy Court (notwithstanding any applicable federal, provincial, or state escheat, abandonment, or unclaimed property laws to the contrary), and the claim of any holder to such property shall be discharged and forever barred.

5.	Exemption from Securities Laws

See Section X herein.

6.	Compliance with Tax and Antitrust Requirements

In connection with the Plan, to the extent applicable, the Reorganized Debtors and the Disbursing Agent shall comply with all tax withholding and reporting requirements imposed on them by any Governmental Unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements. Any amounts withheld pursuant to the preceding sentence shall be deemed to have been distributed to and received by the applicable recipient for all purposes of the Plan. Notwithstanding any provision in the Plan to the contrary, the Reorganized Debtors and the Disbursing Agent shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including withholding distributions pending receipt of information necessary to facilitate such distributions or establishing any other mechanisms they believe are reasonable and appropriate. The Reorganized Debtors reserve the right to allocate all distributions made under the Plan in compliance with all applicable wage garnishments, alimony, child support, and other spousal awards, liens, and encumbrances. Notwithstanding the above, each holder of an Allowed Claim or Allowed Interest that is to receive a distribution under the Plan shall have the sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed on such holder by any Governmental Unit, including income, withholding, and other tax obligations, on account of such distribution. The Disbursing Agent has the right, but not the obligation, to not make a distribution until such holder has made arrangements satisfactory to any issuing or disbursing party for payment of any such tax obligations. The Reorganized Debtors may require, as a condition to making a distribution, that the holder of an Allowed Claim complete and return a Form W-8 or W 9 or a similar form applicable to such holder.

The Debtors, Reorganized Debtors, and the Disbursing Agent are authorized to take all actions necessary or appropriate to ensure that any distribution under the Plan complies with, and would not violate, applicable Brazilian law, including any relevant antitrust laws. In order to comply with applicable law, the Debtors, the Reorganized Debtors, and the Disbursing Agent may, prior to making any distribution of New Equity under the Plan to any claimant holding Allowed Claims in excess of $500 million, require that such claimant provide the Debtors, Reorganized Debtors, or Disbursing Agent, as applicable, with additional disclosures reasonably necessary for the Debtors or Reorganized Debtors, as applicable, to comply with applicable law. Failure to provide any such requested information may result in the holdback of any distribution pending receipt of such information. To the extent that failure to disclose any required information, including failure to make any required representation as set forth in the Transaction Steps, results in violation of any applicable law, such claimant may have their distribution forfeited or, if the claimant has already received a distribution, be held directly liable for violation of such laws as well as be held liable for any damages incurred by the Reorganized Debtors, including any fines

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and/or penalties imposed on the Reorganized Debtors.

7.	No Postpetition Interest on Claims and Interests

Unless otherwise specifically provided for in the Plan, the Confirmation Order, or other Bankruptcy Court order, postpetition interest shall not accrue or be paid on any Claims, and no holder of a Claim shall be entitled to interest on such Claim accruing on or after the Petition Date.

8.	Setoffs and Recoupment

Except for Claims that are expressly Allowed under the Plan or pursuant to a Final Order, the Debtors and the Reorganized Debtors may, but shall not be required to, set off against any Claim (for purposes of determining the Allowed amount of such Claim on which distribution shall be made), any claims of any nature whatsoever that the applicable Debtors or the Reorganized Debtors may have against the holder of such Claim; provided, that neither the failure to do so nor the allowance of any Claim under the Plan shall constitute a waiver or release by the Debtors or the Reorganized Debtors of any such claim the Debtors or the Reorganized Debtors may have against the holder of such Claim.

9.	Claims Paid or Payable by Third Parties
i.	Claims Paid by Third Parties

A Claim shall be Disallowed without an objection having to be filed and without any further notice to, or action, order, or approval of, the Bankruptcy Court, to the extent and in the amount that the holder of such Claim receives payment (before or after the Effective Date) on account of such Claim from a party that is not a Debtor or Reorganized Debtor; provided, however, if such holder is required to repay all or any portion of a Claim (either by contract or by order of a court of competent jurisdiction) to the party that is not a Debtor or Reorganized Debtor, and such holder in fact repays all or a portion of the Claim to such third party, the repaid amount of such Claim shall remain subject to the applicable treatment set forth in the Plan and subject to the respective rights and defenses of the Debtors or Reorganized Debtors, as applicable, and the holder of such Claim. To the extent a holder of a Claim receives a distribution on account of such Claim under the Plan and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Claim, such holder shall, within ten (10) days of receipt thereof, repay or return the applicable portion of the distribution to the applicable Debtor or Reorganized Debtor, to the extent the holder’s total recovery on account of such Claim from the third party and under the Plan exceeds the amount of such Claim as of the date of any such distribution under the Plan. The failure of such holder to timely repay or return such distribution shall result in the holder owing the applicable Reorganized Debtor annualized interest at the federal judgment rate, as in effect as of the Petition Date, on such amount owed for each day after the 10-day grace period specified above until such amount is repaid.

ii.	Claims Payable by Third Parties

To the extent that one or more of the Debtors’ Insurers, in its role as an insurer (but not in any role as the issuer of surety bonds or similar instruments or as a guarantor of payment), agree to satisfy in full or in part a Claim (if and to the extent adjudicated by a court of competent

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jurisdiction or otherwise settled), then, immediately upon such Insurers’ payment thereof, the applicable portion of such Claim may be expunged without an objection having to be filed and without any further notice to, or action, order, or approval of, the Bankruptcy Court; provided, however, if such holder is required to repay all or any portion of a Claim (either by contract or by order of a court of competent jurisdiction) to the Insurer, and such holder in fact repays all or a portion of the Claim to such Insurer, the repaid amount of such Claim shall remain subject to the applicable treatment set forth in the Plan and subject to the respective rights and defenses of the Debtors or Reorganized Debtors, as applicable, and the holder of such Claim.

iii.	Applicability of Insurance Contracts

Except as otherwise provided in the Plan, distributions to holders of Claims covered by Insurance Contracts shall be in accordance with the provisions of any applicable Insurance Contract. Except as otherwise expressly set forth in the Plan, nothing in the Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors or any Entity, including any holders of Claims, may hold against any other Entity under any Insurance Contract, including against Insurers or any insured, nor shall anything contained in the Plan constitute or be deemed a waiver by such Insurers of any rights or defenses, including coverage defenses, held by such Insurers.

10.	Allocation Between Principal and Accrued Interest

Except as otherwise provided in the Plan, the aggregate consideration paid to the holders of Allowed Claims shall be treated pursuant to the Plan as allocated first to the principal amount of such Allowed Claims (to the extent thereof) and, thereafter, to the interest, if any, accrued through the Effective Date.

H.	Settlement, Release, Injunction, and Related Provisions
1.	Compromise and Settlement

The Confirmation Order will constitute the Bankruptcy Court’s finding and determination that all compromises and settlements reflected in the Plan are (i) fair, equitable, and reasonable, and (ii) in the best interests of the Debtors, their Estates, and their creditors. The Confirmation Order shall authorize and approve the compromises, settlements, and releases of all contractual, legal, and equitable rights and Causes of Action that are satisfied, compromised, and settled pursuant hereto except as specified on the Schedule of Retained Causes of Action. Notwithstanding anything in the Plan to the contrary, nothing in the Plan shall compromise or settle any (i) Causes of Action that the Debtors or Reorganized Debtors, as applicable, may have against any Person or Entity that is not a Released Party, (ii) Causes of Action that are preserved pursuant to Article V.N of the Plan, (iii) Causes of Action included on the Schedule of Retained Causes of Action, or (iv) Unimpaired Claims or Interests.

The allowance, classification, and treatment of Allowed Claims of any Released Party take into account any Causes of Action, whether under the Bankruptcy Code or under applicable non bankruptcy law, that the Debtors may have against such Released Party as of the Effective Date, and all such Causes of Action are settled, compromised, and released as set forth in the Plan except as specified on the Schedule of Retained Causes of Action.

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In accordance with the provisions of the Plan, and pursuant to Bankruptcy Rule 9019, without any further notice to, or action, order, or approval of, the Bankruptcy Court, after the Effective Date, the applicable Reorganized Debtors may, in their sole and absolute discretion, compromise and settle (i) Claims (including Causes of Action) not previously Allowed (if any) and (ii) claims (including Causes of Action) against other Persons or Entities.

2.	Discharge of Claims and Termination of Interests

Except as otherwise provided in the Plan, effective as of the Effective Date: (i) the rights afforded in the Plan and the treatment of all Claims and Interests shall be in exchange for and in complete satisfaction, discharge, and release of such Claims and Interests, including any interest accrued on Claims from and after the Petition Date; (ii) the Plan shall bind all holders of Claims and Interests, notwithstanding whether any such holder failed to vote to accept or reject the Plan or voted to reject the Plan; and (iii) all Persons and Entities shall be precluded from asserting against the Debtors, the Estates, the Reorganized Debtors, the successors and assigns of the foregoing, and their respective assets and properties any Claims or Interests based upon any documents, instruments, or any act or omission, transaction, or other activity of any kind or nature that occurred before the Effective Date.

3.	Release of Liens

Except as otherwise expressly provided in the Plan or in any contract, instrument, release, or other agreement or document that is created, amended, ratified, entered into, or Reinstated pursuant to the Plan, on the Effective Date, all mortgages, deeds of trust, Liens, pledges, and any other security interests with respect to any property of the Estates, subject to the consummation of the applicable distributions contemplated in the Plan, shall be released and discharged, and all of the right, title, and interest of any holder of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtors. The Agents/Trustees shall be directed to release any mortgages, deeds of trust, Liens, pledges, or other security interests they hold and to take such actions as may be requested by the Reorganized Debtors to evidence the release of such mortgages, deeds of trust, Liens, pledges, or other security interests, including the execution, delivery, and filing or recording of any documents or instruments that may be required to effectuate the foregoing, in each case, at the Reorganized Debtors’ sole cost and expense. On and after the Effective Date, the Reorganized Debtors (and any of their agents, attorneys, or designees) shall be authorized to execute and file on behalf of the applicable creditors Form UCC-3 termination statements, intellectual property assignments, mortgage or deed of trust releases, or such other forms or release documents in any jurisdiction as may be necessary or appropriate to evidence such releases and implement the provisions of Article IX.C of the Plan.

4.	Release by the Debtors

Notwithstanding anything in the Plan to the contrary, pursuant to section 1123(b) of the Bankruptcy Code, for good and valuable consideration, on and after the Effective Date, to the maximum extent permitted by applicable law, the Debtors, the Reorganized Debtors, and the Estates (in each case on behalf of themselves and their respective successors, assigns,

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and representatives) are deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released, waived, and discharged each Released Party from, and covenanted not to sue on account of, any and all claims, interests, obligations (contractual or otherwise), rights, suits, damages, Causes of Action (including Avoidance Actions), remedies, and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, fixed or contingent, matured or unmatured, disputed or undisputed, liquidated or unliquidated, existing or hereafter arising, in law, equity, or otherwise, that the Debtors, the Reorganized Debtors, or the Estates (and in each case their respective successors, assigns, and representatives) would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of a Claim or Interest, including any derivative claims or Causes of Action assertable on behalf of any Debtor, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including the management, ownership, or operation thereof), the Chapter 11 Cases, the DIP Facility, the issuance, distribution, purchase, sale, or rescission of the purchase or sale of any security or other debt instrument of the Debtors or Reorganized Debtors, the assumption, rejection, or amendment of any Executory Contract or Unexpired Lease, the subject matter of, or the transactions or events giving rise to, any Claim or Interest dealt with in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Cases, and the negotiation, formulation, preparation, entry into, consummation, or dissemination of (i) the DIP Facility Documents, (ii) the Plan Support Agreement, (iii) the Disclosure Statement, (iv) the Plan (including, for the avoidance of doubt, the Plan Supplement), (v) the Transaction Steps, (vi) the Restructuring Transactions, (vii) the New Debt Documents, (viii) the Incremental New Money Equity Documents, (ix) the New Equity Documents, or (x) any related agreements, instruments, or other documents, in each case, in connection with or relating to any act or omission, transaction, event, or other occurrence taking place on or before the Effective Date, other than claims unknown to the Debtors as of the Effective Date arising out of or relating to any act or omission of a Released Party that is determined by a Final Order of a court of competent jurisdiction to have constituted willful misconduct, intentional fraud, or gross negligence. Notwithstanding anything to the contrary in the foregoing, the release granted in Article IX.D of the Plan does not release any post-Effective Date obligations or liabilities of any Person or Entity under the Plan, any assumed Executory Contract or Unexpired Lease, or agreement or document that is created, amended, ratified, entered into, or Reinstated pursuant to the Plan (including the New Debt Documents, the Incremental New Money Equity Documents, and the New Equity Documents).

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the release described in Article IX.D of the Plan and shall constitute the Bankruptcy Court’s finding that such release (i) is an essential means of implementing the Plan; (ii) is an integral and non-severable element of the Plan and the transactions incorporated therein; (iii) confers substantial benefits on the Estates; (iv) is given in exchange for good and valuable consideration provided by the Released Parties; (v) constitutes a good-faith settlement and compromise of the claims and Causes of Action released by Article IX.D of the Plan; (vi) is in the best interests of the Debtors, their Estates, and all holders of Claims and Interests; (vii) is fair, equitable, and reasonable; and (viii) is given after due notice and opportunity for hearing. The release described in Article IX.D of the Plan shall, on the Effective Date, have the effect of res judicata to the fullest extent permissible under applicable laws of Brazil and

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any other jurisdiction in which the Debtors operate.

5.	Releases by Holders of Claims or Interests

Notwithstanding anything in the Plan to the contrary, pursuant to section 1123(b) of the Bankruptcy Code, for good and valuable consideration, on and after the Effective Date, to the maximum extent permitted by applicable law, each Releasing Party shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released, waived, and discharged the Released Parties from, and covenanted not to sue on account of, any and all claims, interests, obligations (contractual or otherwise), rights, suits, damages, Causes of Action (including Avoidance Actions), remedies, and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, fixed or contingent, matured or unmatured, disputed or undisputed, liquidated or unliquidated, existing or hereafter arising, in law, equity, or otherwise, that such Releasing Party would have been legally entitled to assert in its own right (whether individually or collectively) or on behalf of the holder of a Claim or Interest, including any derivative claims or Causes of Action assertable on behalf of any Releasing Party, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including the management, ownership, or operation thereof), the Chapter 11 Cases, the DIP Facility, the issuance, distribution, purchase, sale, or rescission of the purchase or sale of any security or other debt instrument of the Debtors or Reorganized Debtors, the assumption, rejection, or amendment of any Executory Contract or Unexpired Lease, the subject matter of, or the transactions or events giving rise to, any Claim or Interest dealt with in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Cases, and the negotiation, formulation, preparation, entry into, consummation, or dissemination of (i) the DIP Facility Documents, (ii) the Plan Support Agreement, (iii) the Disclosure Statement, (iv) the Plan (including, for the avoidance of doubt, the Plan Supplement), (v) the Transaction Steps, (vi) the Restructuring Transactions, (vii) the New Debt Documents, (viii) the Incremental New Money Equity Documents, (ix) the New Equity Documents, or (x) any related agreements, instruments, or other documents, in each case, in connection with or relating to any act or omission, transaction, event, or other occurrence taking place on or before the Effective Date, other than claims unknown to such Releasing Party as of the Effective Date arising out of or relating to any act or omission of a Released Party that is determined by a Final Order of a court of competent jurisdiction to have constituted willful misconduct, intentional fraud, or gross negligence. Notwithstanding anything to the contrary in the foregoing, the releases granted in Article IX.E of the Plan do not release any post-Effective Date obligations or liabilities of any Person or Entity under the Plan, any assumed Executory Contract or Unexpired Lease, or agreement or document that is created, amended, ratified, entered into, or Reinstated pursuant to the Plan (including the New Debt Documents, the Incremental New Money Equity Documents, and the New Equity Documents).

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the releases described in Article IX.E of the Plan and shall constitute the Bankruptcy Court’s finding that such releases (i) are an essential means of implementing the Plan; (ii) are an integral and non-severable element of the Plan and the transactions incorporated therein; (iii) confer substantial benefits on the Estates; (iv) are in exchange for good and valuable

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consideration provided by the Released Parties; (v) constitute a good-faith settlement and compromise of the claims and Causes of Action released by Article IX.E of the Plan; (vi) are in the best interests of the Debtors, their Estates, and all holders of Claims and Interests; (vii) are fair, equitable, and reasonable; (viii) are given after due notice and opportunity for hearing; and (ix) are a bar to any of the Releasing Parties asserting any claim or Cause of Action released by Article IX.E of the Plan. The releases described in Article IX.E of the Plan shall on the Effective Date, have the effect of res judicata to the fullest extent permissible under applicable laws of Brazil and any other jurisdiction in which the Debtors operate.

Pursuant to Section IV.B of the Solicitation and Voting Procedures, claimants that have submitted a proof of claim with respect to a particular Aircraft Equipment Transaction that are not receiving ballots in accordance with Annex 1 of the Solicitation and Voting Procedures shall be deemed to have given or not given the releases in Article IX.E of the Plan in connection with their non-voting Claims to the same extent and in accordance with whether the voting claimant for such Aircraft Equipment Transaction grants or does not grant such releases.

6.	Exculpation

Without affecting or limiting the releases set forth in Article IX.D and Article IX.E of the Plan, and notwithstanding anything in the Plan to the contrary effective as of the Effective Date, to the fullest extent permitted by law, no Exculpated Party[19] shall have or incur, and each Exculpated Party shall be exculpated from, any Claim, claim or Cause of Action in connection with or arising out of the administration of the Chapter 11 Cases, the negotiation and pursuit of the DIP Facility Documents, the Plan Support Agreement, the Disclosure Statement, the solicitation of votes on, or confirmation of, the Plan, the New Debt Documents, the Incremental New Money Equity Documents, the New Equity Documents, any settlement or compromise reflected in the Plan, the Transaction Steps, the Restructuring Transactions, and the Plan (including, for the avoidance of doubt, the Plan Supplement), the funding of the Plan, the occurrence of the Effective Date, the administration and implementation of the Plan or the property to be distributed under the Plan, the issuance or distribution of securities under or in connection with the Plan, the issuance, distribution, purchase, sale, or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors under or in connection with the Plan, or the transactions in furtherance of any of the foregoing, in each case, other than claims or liabilities arising out of or relating to any act or omission of an Exculpated Party that is determined by a Final Order of a court of competent jurisdiction to have constituted willful misconduct, fraud, or gross negligence; provided, that, notwithstanding anything to the contrary in the foregoing, the exculpation

[19]	For purposes of the Plan, “Exculpated Parties” means, collectively, and in each case in their capacities as such: (i)(a) the Debtors, (b) the Reorganized Debtors, (c) the Committee and its members, (d) the General Unsecured Claim Observer, (e) the Ad Hoc Group of Abra Noteholders and Elliott, (f) the Abra Notes Agents, (g) the DIP Agent and the DIP Trustee, (h) the 2024 Senior Exchangeable Notes Trustee, the 2025 Senior Notes Trustee, and the Perpetual Notes Trustee, and (i) Abra; (ii) with respect to each of the Entities and Persons in clause (i), all of such Entities’ and Persons’ Related Parties, solely to the extent such Related Parties are fiduciaries of the Estates or otherwise to the fullest extent provided for pursuant to section 1125(e) of the Bankruptcy Code; and (iii) each other Consenting Stakeholder, its Affiliates, and each of its and their respective Related Parties; provided, that with respect to the Entities and Persons in clause (iii), any exculpations provided under the Plan or the Confirmation Order shall be granted only to the extent provided in section 1125(e) of the Bankruptcy Code.
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set forth above does not apply to any (i) liability that cannot be exculpated pursuant to Rule 1.8(h) of the New York Rules of Professional Conduct (22 N.Y.C.P.R. § 1200), and (ii) cause of action, liability or claim arising out of or relating to any police, regulatory, criminal, or other enforcement action by a governmental agency. The Exculpated Parties have, and upon implementation of the Plan, shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of votes on, and distribution of consideration under, the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or distributions made pursuant to the Plan. This exculpation shall be in addition to, and not in limitation of, all other releases, indemnities, exculpations, and any applicable laws, rules, or regulations protecting the Exculpated Parties from liability. Notwithstanding anything to the contrary in the foregoing, the exculpation set forth above does not exculpate any post-Effective Date obligations or liabilities of any Person or Entity under the Plan, the New Debt Documents, the Incremental New Money Equity Documents, and the New Equity Documents, or any assumed Executory Contract or Unexpired Lease.

7.	Injunction

UPON ENTRY OF THE CONFIRMATION ORDER, ALL HOLDERS OF CLAIMS AND INTERESTS AND OTHER PARTIES IN INTEREST, ALONG WITH THEIR RESPECTIVE PRESENT OR FORMER EMPLOYEES, AGENTS, OFFICERS, DIRECTORS, PRINCIPALS, AFFILIATES, AND RELATED PARTIES SHALL BE ENJOINED FROM TAKING ANY ACTIONS TO INTERFERE WITH THE IMPLEMENTATION OR CONSUMMATION OF THE PLAN IN RELATION TO ANY CLAIM EXTINGUISHED, DISCHARGED, OR RELEASED PURSUANT TO THE PLAN.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN OR THE CONFIRMATION ORDER, ALL ENTITIES THAT HAVE HELD, HOLD, OR MAY HOLD CLAIMS AGAINST OR INTERESTS IN THE DEBTORS AND OTHER PARTIES IN INTEREST, ALONG WITH THEIR RESPECTIVE PRESENT OR FORMER EMPLOYEES, AGENTS, OFFICERS, DIRECTORS, PRINCIPALS, AFFILIATES, AND RELATED PARTIES ARE PERMANENTLY ENJOINED, FROM AND AFTER THE EFFECTIVE DATE, FROM TAKING ANY OF THE FOLLOWING ACTIONS AGAINST THE DEBTORS, THE REORGANIZED DEBTORS, THE RELEASED PARTIES, OR THE EXCULPATED PARTIES (TO THE EXTENT OF THE EXCULPATION PROVIDED PURSUANT TO ARTICLE IX.F OF THE PLAN WITH RESPECT TO THE EXCULPATED PARTIES): (I) COMMENCING OR CONTINUING ANY ACTION OR PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS OR ANY OTHER CLAIMS OR INTERESTS RELEASED OR SETTLED PURSUANT TO THE PLAN; (II) ENFORCING, ATTACHING, COLLECTING, OR RECOVERING BY ANY MANNER OR MEANS ANY JUDGMENT, AWARD, DECREE, OR ORDER AGAINST SUCH ENTITIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; (III) CREATING, PERFECTING, OR ENFORCING ANY LIEN OR OTHER ENCUMBRANCE OF ANY KIND AGAINST SUCH ENTITIES OR THE PROPERTY OF SUCH ENTITIES OR THEIR ESTATES ON

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ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; AND (IV) ASSERTING THE RIGHT OF SETOFF, SUBROGATION, OR RECOUPMENT AGAINST ANY OBLIGATION DUE FROM SUCH ENTITIES OR AGAINST THE PROPERTY OF SUCH ENTITIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS NOTWITHSTANDING AN INDICATION IN A DOCUMENT FILED WITH THE BANKRUPTCY COURT THAT SUCH ENTITY ASSERTS, HAS, OR INTENDS TO PRESERVE ANY SUCH RIGHT.

BY ACCEPTING DISTRIBUTIONS UNDER THE PLAN, EACH HOLDER OF A CLAIM OR INTEREST EXTINGUISHED, DISCHARGED, OR RELEASED PURSUANT TO THE PLAN SHALL BE DEEMED TO HAVE AFFIRMATIVELY AND SPECIFICALLY CONSENTED TO BE BOUND BY THE PLAN, INCLUDING THE INJUNCTIONS SET FORTH IN ARTICLE IX.G OF THE PLAN.

THE INJUNCTIONS IN ARTICLE IX.G OF THE PLAN SHALL INURE TO THE BENEFIT OF THE DEBTORS, ANY SUCCESSORS OF THE DEBTORS, THE REORGANIZED DEBTORS, THE RELEASED PARTIES, AND THE EXCULPATED PARTIES AND THEIR RESPECTIVE PROPERTY AND INTERESTS IN PROPERTY.

8.	Additional Provisions Regarding SEC

Notwithstanding any language to the contrary in the Disclosure Statement, the Plan, or the Confirmation Order, no provision shall (i) preclude the SEC from enforcing its police or regulatory powers or (ii) enjoin, limit, impair or delay the SEC from commencing or continuing any claims, causes of action, proceedings or investigations against any non-Debtor Person or Entity in any forum.

SECTION VII.
Solicitation and Voting Procedures

This Section VII is meant only to provide a summary of some of the provisions contained in the Solicitation and Voting Procedures attached to the Disclosure Statement Order as Exhibit 1. For complete information, please review the Solicitation and Voting Procedures attached to the Disclosure Statement Order as Exhibit 1.

Before voting to accept or reject the Plan, each holder of a Claim entitled to vote (an “Eligible Holder”) should carefully review this Disclosure Statement and the Plan, which, as noted, is attached to this Disclosure Statement as Exhibit A. All descriptions of the Plan set forth in this Disclosure Statement are subject to the terms and provisions of the Plan.

A.	Parties Entitled to Vote

As set forth above, under the Bankruptcy Code, only holders of Claims and Interests in “impaired” classes that receive or retain any property under the Plan are entitled to vote on the Plan. Under section 1124 of the Bankruptcy Code, a class of Claims or Interests is “impaired” unless (1) the Plan leaves unaltered the legal, equitable, and contractual rights to which such Claim or Interest entitles the holder thereof or (2) notwithstanding any legal right to an accelerated

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payment, the Plan cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such Claim or Interest as it existed before the default.

If, however, a holder of an impaired Claim or Interest will not receive or retain any distribution under the Plan on account of such Claim or Interest, the Bankruptcy Code deems such holder to have rejected the Plan, and, accordingly, holders of such Claims and Interests do not have the right to vote on the Plan and will not receive a Ballot. If a Claim or an Interest is not impaired by the Plan, the Bankruptcy Code presumes the holder of such Claim or Interest to have accepted the Plan and, accordingly, holders of such Claims and Interests are not entitled to vote on the Plan, and thus will not receive a Ballot.

The following Classes of Claims are the Voting Classes:

•	Class 3 (2028 Notes Claims)
•	Class 4 (2026 Senior Secured Notes Claims)
•	Class 5 (Glide Notes Claims)
•	Class 6 (Debenture Banks Claims)
•	Class 7 (AerCap Secured Note Claims)
•	Class 8 (Safra Claims)
•	Class 10(a) (GLAI General Unsecured Claims)
•	Class 10(b) (GLA General Unsecured Claims)
•	Class 10(c) (GFL General Unsecured Claims)
•	Class 10(d) (GFC General Unsecured Claims)
•	Class 10(f) (GAC General Unsecured Claims)
•	Class 10(h) (Smiles Fidelidade General Unsecured Claims)
•	Class 10(i) (Smiles Viagens General Unsecured Claims)
•	Class 10(j) (Smiles Argentina General Unsecured Claims)
•	Class 10(k) (Smiles Viajes General Unsecured Claims)
•	Class 11 (General Unsecured Convenience Class Claims)

Holders of Claims in the Voting Classes are entitled to vote on the Plan and will be receiving the Solicitation Package, including the applicable Ballot, together with this Disclosure

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Statement. Such holders should review their Ballots carefully and follow the instructions contained therein. Any Ballot that is executed and returned but that does not indicate an acceptance or rejection of the Plan or indicates both acceptance and rejection of the Plan will not be counted as votes on the Plan.

Each Ballot will provide holders the option to elect to opt out of the Third-Party Release by checking the appropriate box on the applicable Ballot. If a holder of a Claim in a Voting Class (i) either votes to accept the Plan, votes to reject the Plan, or abstains from voting on the Plan and (ii) does not elect to opt out of the Third-Party Release by checking the appropriate box on the applicable Ballot, such holder and their Related Parties (as defined below) will be deemed to have consented to the Third-Party Release and unconditionally, irrevocably, and forever released and discharged the Released Parties (as defined below) from, among other things, any and all claims that relate to the Debtors. If a holder of a Claim would otherwise be entitled to be a Released Party under the Plan, but such holder opts out of the Third-Party Release, then the holder will not be a Released Party.

B.	Distribution of Notices to Holders of Claims and Interests in Non-Voting Classes and Holders of Disputed Claims

The following Classes of Claims and Interests are Non-Voting Classes:

•	Class 1 (Priority Non-Tax Claims)
•	Class 2 (Other Secured Claims)
•	Class 9 (Non-U.S. General Unsecured Claims)
•	Class 10(e) (GEF General Unsecured Claims)
•	Class 10(g) (GTX General Unsecured Claims)
•	Class 10(l) (CAFI General Unsecured Claims)
•	Class 10(m) (Sorriso General Unsecured Claims)
•	Class 12 (Subordinated Claims)
•	Class 13 (Intercompany Claims)
•	Class 14 (Existing GLAI Equity Interests)
•	Class 15 (Intercompany Interests)

The Debtors are not soliciting votes on the Plan from holders of Claims and Interests in the Non-Voting Classes. As such, holders of Claims and Interests in the Non-Voting Classes will not be receiving the Solicitation Package and, instead, will receive the appropriate notice as follows:

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•	Unimpaired Claims Other Than Intercompany Claims—Conclusively Presumed to Accept. Holders of Claims in Class 1 (Priority Non-Tax Claims), Class 2 (Other Secured Claims), and Class 9 (Non-U.S. General Unsecured Claims) are Unimpaired under the Plan and, therefore, conclusively presumed to have accepted the Plan. As such, holders of Claims in Classes 1, 2, and 9 will receive a Notice of Non-Voting Status, substantially in the form attached to the Disclosure Statement Order as Exhibit 9. The Notice of Non-Voting Status will include a Release Opt-Out Form that will provide holders the option to (i) opt out of the Third-Party Release by following the instructions therein or (ii) manifest their consent to such releases by not opting out.
•	Intercompany Claims or Interests—Deemed to Accept or Reject. Holders of Claims and Interests in Class 13 (Intercompany Claims) and Class 15 (Intercompany Interests) are either conclusively presumed to have accepted the Plan or are deemed to have rejected the Plan. Accordingly, holders of Claims in Classes 13 and 15 are not entitled to vote to accept or reject the Plan. The Debtors requested a waiver of the strict notice requirement with respect to the holders of Intercompany Claims and Intercompany Interests because such Claims and Interests are held by the Debtors and/or their affiliates.
•	Impaired Claims Other Than Intercompany Claims—Deemed to Reject. Holders of Claims in Class 10(e) (GEF General Unsecured Claims), Class 10(g) (GTX General Unsecured Claims), Class 10(l) (CAFI General Unsecured Claims), Class 10(m) (Sorriso General Unsecured Claims), Class 12 (Subordinated Claims), and Class 14 (Existing GLAI Equity Interests) are receiving no recovery under the Plan and, therefore, are deemed to reject the Plan and not entitled to vote. These holders of Claims and Interests will not be bound by the Third-Party Release contained in the Plan and will therefore receive only Confirmation Hearing Notice, which will provide notice of, among other things, the time, date, and place for the hearing to consider approval of the Plan and the deadline to object to confirmation of the Plan and will instruct them as to how to obtain copies of the documents contained in the Solicitation Package (excluding Ballots).
•	Disputed Claims. Holders of Claims that are subject to a pending objection by the Debtors are not entitled to vote the disputed portions of their Claims. As such, holders of these Claims will receive a Notice of Non-Voting Status, substantially in the form attached to the Disclosure Statement Order as Exhibit 10. The Notice of Non-Voting Status will include a Release Opt-Out Form that will provide holders the option to (i) opt out of the Third-Party Release by following the instructions on the Release Opt-Out Form or (ii) manifest their consent to such releases by not opting out with respect to the disputed portions of their Claims.
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       If holders of Claims in Classes 1, 2, and 9 and holders of Claims that are subject to a pending objection by the Debtors do not elect to opt out of the Third-Party Release by following the instructions on the Release Opt-Out Form, such holders and their Related Parties (as defined below) will be deemed to have consented to the Third-Party Release and unconditionally, irrevocably, and forever released and discharged the Released Parties (as defined below) from, among other things, any and all claims that relate to the Debtors. If a holder of a Claim would otherwise be entitled to be a Released Party under the Plan, but such holder opts out of the Third-Party Release, then the holder will not be a Released Party.

C.	Voting and Third-Party Release Opt-Out Procedures

The deadline to vote on the Plan and opt out of the Third-Party Release is 4:00 p.m. (prevailing Eastern time) on May 12, 2025—i.e., the Voting Deadline. FOR YOUR VOTE AND/OR OPT-OUT ELECTION TO BE COUNTED, YOUR VOTE AND/OR OPT-OUT ELECTION MUST BE RECEIVED BY THE SOLICITATION AGENT ON OR BEFORE THE VOTING DEADLINE. The Debtors may extend the Voting Deadline, in their discretion, without further order of the Bankruptcy Court. There can be no assurance that the Debtors will extend the Voting Deadline.

Each Ballot and Release Opt-Out Form contains detailed instructions for completion and submission. To be accepted, Ballots and Release Opt-Out Forms must be completed and delivered to the Solicitation Agent by one of the following methods:

•	Ballots (other than Master Ballots and Beneficial Holder Ballots) and Release Opt-Out Forms must be delivered to the Solicitation Agent (i) by first class mail; (ii) by overnight carrier; (iii) by personal delivery to GOL Ballot Processing Center, c/o Kroll Restructuring Administration LLC, 850 3rd Avenue, Suite 412, Brooklyn, NY 11232; or (iv) via the E-Ballot Portal.[20] Ballots (other than Master Ballots and Beneficial Holder Ballots) and Release Opt-Out Forms will not be accepted via electronic mail, facsimile, or other means of electronic submission (other than via the E-Ballot Portal).
•	Master Ballots and “pre-validated” Beneficial Holder Ballots (both as defined below) ONLY must be delivered to the Solicitation Agent (i) by first class mail; (ii) by overnight carrier; (iii) by personal delivery to GOL Ballot Processing Center, c/o Kroll Restructuring Administration LLC, 850 3rd Avenue, Suite 412, Brooklyn, NY 11232; or (iv) via electronic mail to GOLBallots@ra.kroll.com (with “GOL Ballot Submission” in the subject line). Master Ballots and “pre-validated” Beneficial Holder Ballots will not be accepted via the E-Ballot Portal or other means of electronic submission (other than electronic mail).

As noted, except as permitted by the Debtors, in their sole discretion, or as permitted by the Bankruptcy Court pursuant to Bankruptcy Rule 3018, for a holder’s vote on the Plan and/or opt-out

[20]	For a holder to retrieve and submit their customized electronic Ballot or Release Opt-Out Form, the holder will need the unique E-Ballot ID# or E-Opt-Out ID#, respectively. The E-Ballot ID# will be pre-populated and included on the Ballot included in the Solicitation Package. The E-Opt Out ID# will be pre-populated and included on the Release Opt-Out Form included in the Notice of Non-Voting Status.
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election to be counted, the holder’s Ballot or Release Opt-Out Form, as applicable, must be properly executed, completed, and delivered to the Solicitation Agent by no later than the Voting Deadline.

If a holder elects to deliver its Ballot or Release Opt-Out Form by mail, it is recommended to use an air courier with a guaranteed next day delivery or registered mail, properly insured, with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

IF AN ELIGIBLE HOLDER MUST RETURN ITS BALLOT TO ITS NOMINEE, SUCH ELIGIBLE HOLDER MUST RETURN ITS BALLOT TO THE NOMINEE IN SUFFICIENT TIME FOR THE NOMINEE TO PROCESS IT AND RETURN THE MASTER BALLOT TO THE SOLICITATION AGENT BEFORE THE VOTING DEADLINE.

The Voting Record Date for determining which holders of Claims are Eligible Holders who are entitled to vote on the Plan is March 12, 2025. The applicable administrative agent or indenture trustee under any debt documents will not vote on behalf of its holders. All holders must submit their own Ballot either directly to the Voting Agent or in accordance with voting instructions provided by their Nominee.

If a Ballot is damaged or lost, the Eligible Holder may contact the Voting Agent at the telephone number or email address set forth below to receive a replacement Ballot. If holders of Claims or Interests have any questions about the Solicitation Package or Notice of Non-Voting Status, as applicable, or if an Eligible Holder did not receive a Ballot, received a damaged Ballot, or lost its Ballot, such holders may contact the Solicitation Agent, at 844.553.2247 (U.S./Canada) (toll free) or +1.646.777.2315 (International) or by e-mail via GOLInfo@ra.kroll.com (with “GOL Solicitation Inquiry” in the subject line).

Additional copies of this Disclosure Statement, the Plan, and the Plan Supplement (when filed) are available upon written request made to the Solicitation Agent at the following address:

GOL Linhas Aéreas Inteligentes S.A. Ballot Processing Center
c/o Kroll Restructuring Administration LLC

850 Third Avenue, Suite 412, Brooklyn, NY 11232
844.553.2247 (U.S./Canada) (toll free) +1.646.777.2315 (International)
GOLInfo@ra.kroll.com (with “GOL Solicitation Inquiry” in the subject line)

Special procedures are set forth below for holders of Claims who hold their Claims through a broker, dealer, commercial bank, trust company, or other agent or nominee (each, a “Nominee”).

1.	Beneficial Holders

Nominees that hold Claims in Voting Classes other than for their own account must provide copies of the solicitation materials included in the Solicitation Package, including this Disclosure Statement, to their customers that beneficially hold such Claims as of the Voting Record Date (each a “Beneficial Holder”). Any such Beneficial Holder who has not received a Ballot in regard to its beneficial holding of Claims that are through a Nominee (a “Beneficial Holder Ballot”) should contact his, her, or its Nominee for further assistance and to obtain instructions regarding submitting their vote on the Plan.

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A Beneficial Holder holding a Claim as a record holder in its own name should vote on the Plan by completing and signing a Beneficial Holder Ballot, along with an account statement, validating their position in the applicable security as of the Voting Record Date, and returning it directly to the Solicitation Agent on or before the Voting Deadline using the enclosed pre-addressed, postage-paid return envelope.

A Beneficial Holder holding a Claim through a Nominee may vote on the Plan by one of the following two methods (as selected by such Nominee):

•	completing and signing the enclosed Beneficial Holder Ballot. Beneficial Holders should return the Beneficial Holder Ballot to its Nominee as promptly as possible and in sufficient time to allow such Nominee to process such Beneficial Holder’s instructions and return a completed master ballot reflecting the Beneficial Holder’s vote (a “Master Ballot”) to the Solicitation Agent by the Voting Deadline. If no pre-addressed, postage-paid return envelope was enclosed for this purpose, contact your Nominee for instructions; or
•	completing and signing the pre-validated Beneficial Holder Ballot (as described below) provided by the Nominee. Beneficial Holders should return the pre-validated Beneficial Holder Ballot to the Solicitation Agent by the Voting Deadline using the return envelope provided in the Solicitation Package.

Any Beneficial Holder Ballot returned to a Nominee by an Eligible Holder will not be counted for purposes of acceptance or rejection of the Plan until such Nominee properly completes and delivers to the Solicitation Agent a Master Ballot reflecting the vote of such Eligible Holder.

If a Beneficial Holder holds Claims through more than one Nominee or through multiple accounts, such Beneficial Holder may receive more than one Beneficial Holder Ballot and must vote consistently and execute a separate Beneficial Holder Ballot for each block of Claims that it holds through any Nominee and must return each such Beneficial Holder Ballot to the appropriate Nominee. Votes submitted by a Nominee will not be counted in excess of the amount of the applicable securities held by such Nominee on account of its Beneficial Holder clients as of the Voting Record Date.

PLEASE SUBMIT YOUR BALLOT PROMPTLY, SUCH THAT YOUR NOMINEE HAS SUFFICIENT TIME TO SUBMIT A MASTER BALLOT REFLECTING YOUR VOTE SO THAT IT IS ACTUALLY RECEIVED BY THE SOLICITATION AGENT BEFORE THE VOTING DEADLINE.

2.	Nominees

A Nominee that, on the Voting Record Date, is the record holder of Claims for one or more Eligible Holders can obtain the votes of the Eligible Holders of such Claims, consistent with customary practices for obtaining the votes of securities held in “street name,” in one of the following two ways:

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•	Master Ballots. If the Nominee elects not to pre-validate Beneficial Holder Ballots, the Nominee may obtain the votes of Beneficial Holders by forwarding to the Beneficial Holders the unsigned Beneficial Holder Ballots, voting information form (“VIF”), and/or other customary communication used by such Nominee to transmit solicitation information and materials to, and collect voting information from, its Beneficial Holder Clients, along with instructions to the Beneficial Holders as to how they can return their votes to the Nominee. Each such Beneficial Holder must then indicate his, her, or its vote on the Beneficial Holder Ballot, complete the information requested on the Beneficial Holder Ballot, review the certifications contained on the Beneficial Holder Ballot, execute the Beneficial Holder Ballot, and return the Beneficial Holder Ballot to the Nominee. After collecting the Beneficial Holders’ votes, the Nominee should, in turn, complete a Master Ballot compiling and evaluating the votes and other information of all its Beneficial Holders and transmit the Master Ballot to the Solicitation Agent so that it is received by the Solicitation Agent on or before the Voting Deadline. Nominees that submit Master Ballots must keep the original Beneficial Holder Ballots, VIFs, or other communication used by their Beneficial Holders to transmit their votes for a period of one year after the Effective Date of the Plan.
•	Pre-Validated Ballots. The Nominee may “pre-validate” a Beneficial Holder Ballot by: (i) signing the Beneficial Holder Ballot and including the Nominee’s DTC participant number; (ii) certifying the Beneficial Holder’s voting amount as of the Voting Record Date, the Beneficial Holder’s account number and the amount of Claims in the applicable Class held by the Nominee for such Beneficial Holder with instructions to the Beneficial Holder to return its pre-validated Beneficial Holder Ballot to the Solicitation Agent in a timely fashion; and (iii) applying a medallion guarantee stamp attaching an authorized signatory list, or providing an account statement with such Beneficial Holder Ballot, validating the Beneficial Holder’s position in the applicably security as of the Voting Record Date. The Nominee may then forward such Beneficial Holder Ballot (together with the Solicitation Package) to the Beneficial Holder. The Beneficial Holder then must complete the remaining information on the Beneficial Holder Ballot and return the Beneficial Holder Ballot directly to the Solicitation Agent. The Nominee must maintain copies of all Beneficial Holder Ballots submitted to the Nominee and a list of the Beneficial Holders for whom the Nominee “pre-validated” Beneficial Holder Ballots for inspection for at least one year from the Effective Date.

EACH NOMINEE SHOULD ADVISE ITS BENEFICIAL HOLDERS TO RETURN THEIR BENEFICIAL HOLDER BALLOTS TO THE NOMINEE BY A DATE CALCULATED BY THE NOMINEE TO ALLOW IT TO PREPARE AND RETURN THE MASTER BALLOT TO THE SOLICITATION AGENT SO THAT IT IS RECEIVED BY THE SOLICITATION AGENT ON OR BEFORE THE VOTING DEADLINE.

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3.	Tabulation of Votes

The Bankruptcy Code defines “acceptance” of a plan by a class of (i) claims as acceptance by creditors in that class that hold at least two-thirds (2/3) in dollar amount and more than one-half (1/2) in number of the claims that cast ballots for acceptance or rejection of the Plan and (ii) interests as acceptance by interest holders in that class that hold at least two-thirds (2/3) in amount of the interests that cast ballots for acceptance or rejection of the plan.

All Ballots must be signed by the Eligible Holders, or by persons who have obtained a properly completed Ballot proxy from Eligible Holders by the Voting Record Date. Unless otherwise ordered by the Bankruptcy Court, Ballots that are signed, dated, and timely received, but on which a vote to accept or reject the Plan has not been indicated, will not be counted. The Debtors may request that the Solicitation Agent attempt to contact the Eligible Holders (or Nominees, if applicable) to cure any defects in the Ballots; however, neither the Debtors nor the Solicitation Agent are required to conduct outreach to cure defects associated with submitted Ballots. Any Ballot (other than Master Ballots) marked to both accept and reject the Plan or Ballots not marked to either accept or reject the Plan will not be counted. If you return more than one Ballot voting different Claims that are not voted in the same manner, and you do not correct such discrepancy before the Voting Deadline, your Ballots will not be counted.

The Ballots provided to Eligible Holders will reflect the principal amount of such Eligible Holder’s Claim; however, when tabulating votes, the Solicitation Agent may adjust the amount of such Eligible Holder’s Claim to reflect the full amount of the applicable Claim, including prepetition interest.

Under the Bankruptcy Code, for purposes of determining whether the requisite acceptances have been received, only the votes of Eligible Holders that actually cast a vote will be counted. The failure of an Eligible Holders to timely deliver a duly executed Ballot to the Solicitation Agent or its Nominee, as applicable, will constitute an abstention by such holder with respect to voting on the Plan.

A vote may be disregarded if the Bankruptcy Court determines, pursuant to section 1126(e) of the Bankruptcy Code, that it was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.

Except as provided below, unless a Ballot or a Master Ballot, as applicable, is timely received by the Solicitation Agent before the Voting Deadline, together with any other documents required by such Ballot or Master Ballot, as applicable, the Debtors may, in their sole discretion, reject such Ballot or Master Ballot, as applicable, as invalid and decline to use it in connection with seeking confirmation of the Plan.

4.	Fiduciaries and Other Representatives

If a Beneficial Holder Ballot is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or another person acting in a fiduciary or representative capacity, such person should indicate such capacity when signing and, if requested, must submit proper evidence satisfactory to the Debtors of their authority to so act. Authorized signatories

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should submit a separate Beneficial Holder Ballot for each Eligible Holder for whom they are voting.

UNLESS THE BALLOT OR THE MASTER BALLOT, AS APPLICABLE, IS RECEIVED BY THE SOLICITATION AGENT ON OR BEFORE THE VOTING DEADLINE, SUCH BALLOT WILL BE REJECTED AS INVALID AND WILL NOT BE COUNTED AS AN ACCEPTANCE OR REJECTION OF THE PLAN; PROVIDED, THAT THE DEBTORS RESERVE THE RIGHT, IN THEIR SOLE DISCRETION, TO ALLOW SUCH BALLOT TO BE COUNTED.

D.	Multiple Claims Within Class

To the extent an Eligible Holder holds multiple Claims within a single Class, the Debtors may, in their discretion, instruct the Solicitation Agent to aggregate, to the extent possible, such holder’s Claims for purposes of counting votes.

E.	Agreements upon Furnishing Ballots

The delivery of an accepting Ballot pursuant to one of the procedures set forth above will constitute the agreement of the corresponding creditor to accept: (i) all of the terms of, and conditions to, the Solicitation; and (ii) the terms of the Plan, including the injunction, releases, and exculpations set forth in Article IX of the Plan.

F.	Withdrawal or Change of Votes on Plan

Any Eligible Holder that has previously timely submitted to the Solicitation Agent or its Nominee a properly completed and executed Ballot may revoke such Ballot and change their vote by submitting to the Solicitation Agent or its Nominee a subsequent, properly executed Ballot before the Voting Deadline (or, in the case of a Beneficial Holder Ballot, in sufficient time to allow the applicable Nominee to submit a Master Ballot to the Solicitation Agent before the Voting Deadline). If more than one timely, properly completed Ballot is received with respect to the same Claim, the Ballot that will be counted for purposes of determining the vote of the applicable Eligible Holder will be the Ballot last received before the Voting Deadline, as determined by the Solicitation Agent or the applicable Nominee in its sole discretion.

G.	Waivers of Defects, Irregularities, etc.

Unless otherwise directed by the Bankruptcy Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance, and revocation or withdrawals of Ballots and Master Ballots will be determined by the Solicitation Agent or the Debtors in their sole discretion, which determination will be final and binding. The Debtors reserve the right to reject any and all Ballots and Master Ballots submitted not in proper form, the acceptance of which would, in the opinion of the Debtors or their counsel be unlawful. The Debtors further reserve the right to waive any defects or irregularities or conditions of delivery as to any particular Ballot or Master Ballot. The Debtors’ determination with respect to the acceptability of any Ballot or Master Ballot, unless otherwise directed by the Bankruptcy Court, will be final and binding on all parties. Unless otherwise directed by the Bankruptcy Court, delivery of Ballots and Master Ballots will not be deemed to have been made until any irregularities have been cured or waived. Unless waived, any

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defects or irregularities in connection with deliveries of Ballots and Master Ballots must be cured within such time as the Debtors (or the Bankruptcy Court) determine. Neither the Debtors nor any other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of Ballots and Master Ballots nor will any of them incur any liabilities for failure to provide such notification.

H.	Requirement to File a Proof of Claim

Any person or entity that is required to timely file a Proof of Claim in the form and manner specified by the Claims Bar Date Order and who failed to do so on or before the applicable Claims Bar Date shall not be treated as a creditor of the Debtors with respect to such Claim for the purposes of voting on the Plan.

I.	Further Information; Additional Copies

If you have any questions or require further information about the voting procedures for voting your Claims or about the solicitation materials you received, or if you wish to obtain an additional copy of the Plan, the Disclosure Statement, or any exhibits to such documents, please contact the Solicitation Agent.

SECTION VIII.
Confirmation of the Plan

A.	Confirmation Hearing

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court to hold a confirmation hearing upon appropriate notice to certain parties. Notice of the Confirmation Hearing will be provided to all known creditors and equity holders or their authorized representatives. The Confirmation Hearing may be adjourned from time to time without further notice except for the announcement of the continuation date made at the Confirmation Hearing, at any subsequent continued Confirmation Hearing, or notice filed on the docket for the Chapter 11 Cases.

B.	Objections to Confirmation

Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to the confirmation of a chapter 11 plan. Any objection to confirmation of the Plan must (i) be in writing, (ii) conform to the Bankruptcy Rules and the Local Rules of the United States Bankruptcy Court for the Southern District of New York, (iii) set forth the name of the objector, the nature of the Claims or Interests asserted by the objector, and (iv) state with particularity the legal and factual basis for the objection. Objections must be filed with the Bankruptcy Court, together with proof of service, and must be served on the following parties so as to be received no later than 4:00 p.m. (prevailing Eastern time) on May 6, 2025:

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•	the Debtors
GOL Linhas Aéreas Inteligentes S.A.
Praça Comandante Lineu Gomes, S/N, Portaria 3, Jardim Aeroporto
04626-020 São Paulo, São Paulo, Brazil
Attention: Joseph W. Bliley, Chief Restructuring Officer
Email: jwbliley@voegol.com.br
•	Counsel to the Debtors
Milbank LLP
55 Hudson Yards
New York, NY 10001
Attention: Evan R. Fleck, Esq.
Lauren C. Doyle, Esq.
Bryan V. Uelk, Esq.
Email: efleck@milbank.com
ldoyle@milbank.com
buelk@milbank.com

-and-

Milbank LLP
2029 Century Park East, 33rd Floor
Los Angeles, CA 90067
Attention: Gregory A. Bray, Esq.
Email: gbray@milbank.com

-and-

Milbank LLP
1850 K St. NW, Suite 1100
Washington, DC 2006
Attention: Andrew M. Leblanc, Esq.
Erin E. Dexter, Esq.
Email: aleblanc@milbank.com
edexter@milbank.com

•	Counsel to the Committee:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention: Brett Miller, Esq.
Todd Goren, Esq.
Craig A. Damast, Esq.
James H. Burbage, Esq.
Email: bmiller@willkie.com
tgoren@willkie.com

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cdamast@willkie.com

jburbage@willkie.com

•	Office of the U.S. Trustee:
William K. Harrington
U.S. Department of Justice, Office of the U.S. Trustee
One Bowling Green, Suite 534
New York, NY 10004
Attention: Annie Wells, Esq.
Rachael Siegel, Esq.
Email: annie.wells@usdoj.gov
rachael.e.siegel@usdoj.gov

An objection to confirmation of the Plan may not be considered by the Bankruptcy Court if it is not timely served and filed.

C.	Requirements for Confirmation of Plan – Consensual Confirmation

The Bankruptcy Court will confirm the Plan only if all of the applicable requirements of section 1129 of the Bankruptcy Code are met. Among the requirements for Confirmation are that the Plan is feasible and in the “best interests” of holders of Claims and Interests that have rejected the Plan.

1.	Feasibility

Section 1129(a)(11) of the Bankruptcy Code requires that confirmation of a plan is not likely to be followed by liquidation or the need for further financial reorganization. This requirement is often referred to as the “feasibility” requirement. The Debtors believe that the Plan satisfies this requirement.

For purposes of determining whether the Plan meets the feasibility requirement, the Debtors, in consultation with their financial advisors, have analyzed their ability to meet the obligations that they will incur or assume under the Plan. As part of that analysis, the Debtors have prepared consolidated projected financial results (the “Financial Projections”) for each fiscal year following the Effective Date through 2029. These Financial Projections, and the assumptions on which they are based, are attached to this Disclosure Statement as Exhibit D.

The Financial Projections have not been prepared or examined by independent accountants, but the Debtors believe that the assumptions underlying the Financial Projections are reasonable as of the time of preparation. Those assumptions that the Debtors consider to be significant are described in the Financial Projections. Many of the assumptions on which the Financial Projections are based are subject to significant uncertainties. Inevitably, some assumptions will not materialize, and unanticipated events and circumstances may affect actual financial results. Therefore, the actual results achieved throughout the period covered by the Financial Projections may vary materially from the projected results. All Eligible Holders, in consultation with their financial advisors, are urged to carefully examine the Financial Projections and all of the assumptions on which they are based in evaluating the feasibility of the Plan.

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2.	Best Interests Test

Section 1129(a)(7) of the Bankruptcy Code, known as the “best interests” test, requires the Debtors to show that each holder of an Impaired Claim or Interest that voted to reject the Plan, will receive, under the Plan, property with a value not less than the value such holder would have received if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on the Effective Date. Based on the liquidation analysis attached to this Disclosure Statement as Exhibit C (the “Liquidation Analysis”), the Debtors believe that all holders of Impaired Claims and Interests will receive, under the Plan, property with a value greater than or equal to the value that they would have received in a chapter 7 liquidation.

To estimate the potential recoveries in a chapter 7 liquidation, the Debtors estimated the amount of liquidation proceeds, net of liquidation costs, that might be available for distribution under chapter 7 of the Bankruptcy Code and the allocation of those proceeds among the Classes of Claims and Interests based on their relative priorities.

The net amount of value available in a liquidation to the holders of unsecured Claims would be reduced by, first, the Claims of secured creditors to the extent of the value of their respective collateral and, second, the administrative expenses and priority claims allowed in chapter 7. Those administrative expenses would include compensation of a chapter 7 trustee, as well as counsel and other professionals retained by the trustee, asset disposition expenses, applicable taxes, litigation costs, unpaid administrative expenses incurred by the Debtors and the Committee in the Chapter 11 Cases, and Claims arising from the Debtors’ operations during the Chapter 11 Cases. Liquidation would prompt the rejection of executory contracts and unexpired leases that would otherwise be assumed, thereby creating a significantly greater aggregate amount of unsecured Claims. The liquidation may also trigger certain priority Claims that would otherwise be payable in the ordinary course of business. Those priority Claims would have to be paid in full from the liquidation proceeds before any balance would be made available to pay unsecured Claims.

If the probable value available for distribution to unsecured creditors, net of all of the foregoing, is greater than the value of distributions to be received by the unsecured creditors under the Plan, the Plan is not in the best interests of creditors and cannot be confirmed by the Bankruptcy Court.

The Liquidation Analysis demonstrates that each holder of Impaired Claims and Interests will receive at least as much, if not more, under the Plan as it would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on the Effective Date. Therefore, the Debtors believe that the Plan satisfies the “best interests” test.

D.	Requirements for Confirmation of Plan – Non-Consensual Confirmation

Under the Bankruptcy Code, an impaired class of claims accepts a chapter 11 plan if holders of (i) two-thirds (2/3) in amount and (ii) a majority in number of claims in the class vote to accept the plan. Claims of the holders that fail to vote are not counted in determining the thresholds for acceptance of the plan.

If any impaired class of claims or interests votes to reject a plan or is deemed to reject the plan, the Bankruptcy Code nevertheless allows the plan to be confirmed over that class’s rejection,

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so long as the plan satisfies (i) each of the requirements of section 1129(a) other than the requirement for acceptance by each impaired class and (ii) certain additional requirements set forth in section 1129(b) discussed below. This power to confirm a plan over rejection of certain classes—often referred to as a “cram down”—assures that no single group of claims or interests can block a restructuring that otherwise meets the requirements of the Bankruptcy Code and is in the interests of the other constituents in the case.

Under section 1129(b) of the Bankruptcy Code, the Bankruptcy Court may confirm the Plan over actual or deemed rejection by an Impaired Class of Claims or Interests if the Plan (i) is accepted by at least one Impaired Class of Claims, (ii) “does not discriminate unfairly” any rejecting class, and (iii) is “fair and equitable” with respect to each rejecting class.

1.	Unfair Discrimination

The “unfair discrimination” test applies to Classes of Claims or Interests that are of equal priority and legal character but are receiving different treatment under the Plan. The test does not require that the treatment be the same, but that the discrepancy in treatment be “fair.” Bankruptcy courts take into account a number of factors in determining whether a plan discriminates “unfairly.” This test applies only to Classes that reject or are deemed to reject the plan.

2.	Fair and Equitable

A chapter 11 plan is fair and equitable with respect to a dissenting class only if no class senior to such dissenting class receives more than it is entitled to on account of such senior claims or interests. The “fair and equitable” test imposes certain statutory requirements that depend on the type of claims or interests in the dissenting class.

To be fair and equitable with respect to a dissenting class of impaired secured claims, a chapter 11 plan must provide that each holder of claims in such class either (i) retains its liens on the property subject to such liens (or if sold, on the proceeds thereof) to the extent of the allowed amount of its secured claim and receives deferred cash payments having a value, as of consummation of the chapter 11 plan, of at least such allowed amount or (ii) receives the “indubitable equivalent” of its secured claim.

To be fair and equitable with respect to a dissenting class of impaired unsecured claims, a chapter 11 plan must provide that either (i) each holder of a claim in such class receives or retains property having a value, as of consummation of the chapter 11 plan, equal to the allowed amount of its unsecured claim or (ii) no holder of claims or interests that are junior to the claims in the dissenting class will receive or retain any property under the plan.

To be fair and equitable with respect to a dissenting class of impaired equity interests, a chapter 11 plan must provide that either (i) each holder of an interest in such class receives or retains property having a value, as of consummation of the chapter 11 plan, equal to the greater of (a) the allowed amount of any fixed liquidation preference or fixed redemption price of its interest and (b) the value of its interest or (ii) no holders of interests that are junior to the interests in the dissenting class will receive or retain any property under the plan.

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The Debtors believe the Plan does not discriminate unfairly and satisfies the “fair and equitable” requirement with respect to each rejecting Class.

If all confirmation requirements (other than acceptance by each Impaired Class) are satisfied, the Debtors will ask the Bankruptcy Court to confirm the Plan under section 1129(b) of the Bankruptcy Code.

E.	Summary of Release, Injunction, and Exculpation Provisions

The release, injunction, and exculpation provisions contained in Article IX of the Plan are set forth above in Section VI.H of this Disclosure Statement. As discussed in detail in the Debtors’ Opening Brief in Support of the Releases and Exculpation Provisions of the Debtors’ Disclosure Statement and Chapter 11 Plan [Docket No. 1229] (the “Debtors’ Release Brief”), these provisions are integral and material components of the settlement and compromise reached among the Debtors, the Committee, and Abra embodied in the Plan. The Debtors believe that these provisions in the Plan are necessary and appropriate and meet the requisite legal standard promulgated by the Second Circuit.

The Plan provides for the release of claims against the Released Parties (as defined below) by: (i) the Debtors (the “Debtor Release”) and (ii) the Releasing Parties (as defined below), including certain holders of Claims or Interests (i.e., the Third-Party Release), as well as each of the foregoing’s Related Parties. Set forth below are the definitions of certain important terms that are used in the release provisions:

•	“Cause of Action” means any action, claim, cross-claim, third-party claim, cause of action, controversy, dispute, demand, right, action, remedy, lien, indemnity, contribution, guaranty, suit, obligation, liability, loss, debt, fee or expense, damage, interest, judgment, cost, account, defense, remedy, offset, power, privilege, proceeding, license, and franchise of any kind or character whatsoever, whether known or unknown, foreseen or unforeseen, contingent or non-contingent, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively (including any alter ego theories), whether arising before, on, or after the Petition Date, in contract or in tort, in law or in equity, or pursuant to any other theory of law (including under any state or federal securities law). For the avoidance of doubt, “Cause of Action” includes: (i) any right of setoff or counterclaim or recoupment and any claim for breach of contract or for breach of duties imposed by law or in equity; (ii) the right to object to Claims; (iii) any claim pursuant to section 362 or chapter 5 of the Bankruptcy Code, including Avoidance Actions; (iv) any claim or defense, including fraud, mistake, duress, usury, recoupment, and any other defenses set forth in section 558 of the Bankruptcy Code; and (v) any Avoidance Action or foreign or state law fraudulent transfer or similar claim.
•	“Released Parties” means, collectively, each of the following, in each case in its capacity as such: (i) the Debtors; (ii) the Reorganized Debtors; (iii) the Committee and its members; (iv) the other Consenting Stakeholders; (v) the DIP Noteholders, (vi) the Agents/Trustees; (vii) the Ad Hoc Group of Abra Noteholders and Elliott; and (viii)
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with respect to each of the foregoing Entities and Persons set forth in clause (i) through (vii), each of such Entities’ and Persons’ Affiliates and its and their respective Related Parties. Notwithstanding the foregoing, (i) any Entity or Person that opts out of the releases set forth in Article IX.E shall not be deemed a Released Party and (ii) any Entity or Person that would otherwise be a Released Party hereunder but is party to one or more Retained Causes of Action shall not be deemed a Released Party with respect to such Retained Causes of Action.

•	“Releasing Parties” means, collectively, each of the following, in each case in its capacity as such: (i) each of the Released Parties; (ii) all holders of Claims that vote to accept the Plan and do not affirmatively opt out of granting the releases in Article IX.E by checking the box on the applicable ballot; (iii) all holders of Claims or Interests that are Unimpaired under the Plan and do not affirmatively opt out of granting the releases in Article IX.E by checking the box on the applicable notice; (iv) all holders of Claims in Classes that are entitled to vote under the Plan but that (a) vote to reject the Plan or do not vote either to accept or reject the Plan and (b) do not affirmatively opt out of granting the releases in Article IX.E by checking the box on the applicable ballot; and (v) with respect to each of the foregoing Entities and Persons set forth in clauses (ii) through (iv), all of such Entities’ and Persons’ respective Related Parties. For the avoidance of doubt, holders of Claims or Interests in Classes that are deemed to reject the Plan and therefore are not entitled to vote under the Plan are not Releasing Parties in their capacities as holders of such Claims or Interests.
•	“Related Parties” means, with respect to any Entity or Person, in each case in its capacity as such with respect to such Entity or Person, such Entity’s or Person’s current and former directors, managers, officers, investment committee members, special committee members, equity holders (regardless of whether such interests are held directly or indirectly), affiliated investment funds or investment vehicles, managed accounts or funds, predecessors, participants, successors, assigns, subsidiaries, Affiliates, partners, limited partners, general partners, principals, members, management companies, fund advisors or managers, employees, agents, trustees, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, and other professionals and advisors and any such Person’s or Entity’s respective heirs, executors, estates, and nominees.
1.	Debtor Release

The Debtor Release under Article IX.D of the Plan provides that the Debtors, the Reorganized Debtors, and the Debtors’ Estates will release the Released Parties (which include the other Debtors and Reorganized Debtors; the Committee and its members; the other Consenting Stakeholders, comprised of Abra entities that signed the Plan Support Agreement; the DIP Noteholders, the Ad Hoc Group of Abra Noteholders and Elliott; and the agents and indenture trustees that serve in such capacities under the Debtors’ funded indebtedness) in exchange for good and valuable consideration and valuable compromises made by the Released Parties as described in more detail below. The Debtor Release is an integral part of the Plan, and the Debtors believe the Released Parties have made substantial contributions to these Chapter 11 Cases.

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The Debtor Release applies to any and all claims and Causes of Action (as defined above) relating to the Debtors (including the management, ownership, or operation of the Debtors and their businesses), the purchase or sale of the Debtors’ securities or debt instruments, other contracts, any Claim or Interest dealt with in the Plan, these Chapter 11 Cases, and the negotiation, formulation, preparation, entry into, consummation, or dissemination of the DIP Facility, the Plan, the Disclosure Statement, and related documents. The Debtor Release does not release any claims arising from willful misconduct, intentional fraud, or gross negligence that are unknown today. The Debtor Release also does not release any post-Effective Date obligations or liabilities of any person or entity under the Plan, any assumed Executory Contract or Unexpired Lease, or agreement or document that is created, amended, ratified, entered into, or Reinstated pursuant to the Plan (including the New Debt Documents, the Incremental New Money Equity Documents, and the New Equity Documents).

The Debtor Release constitutes a sound exercise of the Debtors’ business judgment, is supported by the investigations of the Restructuring Committee and the Committee and is a necessary component of the Plan Support Agreement and the Plan. The Debtors believe that the proposed Debtor Release is reasonable and in the best interests of their estates in light of the complex issues in these Chapter 11 Cases and the benefit they will provide to the Debtors on a go-forward basis.

2.	Third-Party Release

The Third-Party Release under Article IX.E of the Plan provides, in sum, that the Releasing Parties will release the Released Parties (which include the other Debtors and Reorganized Debtors; the Committee and its members; the other Consenting Stakeholders, comprised of Abra entities that signed the Plan Support Agreement; the DIP Noteholders, the Ad Hoc Group of Abra Noteholders and Elliott; and the agents and indenture trustees that serve in such capacities under the Debtors’ funded indebtedness) from any and all claims and Causes of Action (as defined above) relating to the Debtors (including the management, ownership, or operation of the Debtors and their businesses), the purchase or sale of the Debtors’ securities or debt instruments, other contracts, any Claim or Interest dealt with in the Plan, these Chapter 11 Cases, and the negotiation, formulation, preparation, entry into, consummation, or dissemination of the DIP Facility, the Plan, the Disclosure Statement, and related documents. The Third-Party Release does not release any claims arising from willful misconduct, intentional fraud, or gross negligence that are unknown today. The Third-Party Release also does not release any post-Effective Date obligations or liabilities of any person or entity under the Plan, any assumed Executory Contract or Unexpired Lease, or agreement or document that is created, amended, ratified, entered into, or Reinstated pursuant to the Plan (including the New Debt Documents, the Incremental New Money Equity Documents, and the New Equity Documents).

The Plan provides that the following holders (and their Related Parties) shall be deemed to be Releasing Parties under the Plan (and thus deemed to have granted the Third-Party Release):

•	all holders of Claims who are eligible to vote on the Plan that (i) vote to accept the Plan, vote to reject the Plan, or do not vote to accept or reject the Plan and (ii) do not elect to opt out of granting the Third-Party Release by checking the box on the applicable Ballot;
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•	all holders of Claims or Interests who (i) are Unimpaired under the Plan and presumed to accept the Plan and (ii) do not elect to opt out of granting the Third-Party Release by checking the box on the Release Opt-Out Form attached to the applicable Notice of Non-Voting Status; and
•	all holders of Claims or Interests (i) that are Disputed Claims or Interests as of the Voting Record Date and (ii) who do not elect to opt out of granting the Third-Party Release by checking the box on the Release Opt-Out Form attached to the applicable Notice of Non-Voting Status.

For the avoidance of doubt, holders of Claims or Interests that are Impaired and deemed to reject the Plan and therefore not entitled to vote on the Plan will not be bound by the Third-Party Release in their capacities as holders of such Claims or Interests.

Your consent to the Third-Party Release will be deemed to have been granted absent submission of a properly completed Ballot or Release Opt-Out Form by the Voting Deadline.

The Debtors believe that the Debtor Release and the Third-Party Release are appropriate in light of the thorough investigation of claims conducted by two independent committees—the Debtors’ Restructuring Committee and the Committee. These investigations concluded that there were no claims or Causes of Action that are being released, taking into consideration the merits, defenses, and other factors, that would warrant pursuit or were likely to yield greater value for the Debtors’ estates than the recoveries contemplated in the Plan.

In addition, the Debtors believe the Released Parties have made substantial contributions to these Chapter 11 Cases that justify the Debtor Release and the Third-Party Release because, among other things, the releases are narrowly tailored to matters related to the Debtors and their business affairs prior to the Effective Date, including their restructuring efforts during these Chapter 11 Cases, and each of the Released Parties has afforded value to the Debtors and aided in the reorganization process, which facilitated the Debtors’ ability to propose and pursue confirmation of the Plan.

For example, the Committee and its members served as estate fiduciaries and represented the interests of all general unsecured creditors during these Chapter 11 Cases, successfully negotiated significant recoveries for those creditors as part of the settlement embodied in the Plan, and investigated the Debtors’ prepetition transactions, including potential claims against the other Released Parties, which ultimately led to that settlement. As discussed, Abra has agreed to, among other things, limit its recovery and equitize a significant portion of its secured Claim as part of the Plan settlement, resulting in the settlement providing meaningful distributions to general unsecured creditors. In addition, absent Abra’s agreement, the Debtors believe that they would likely be unable to raise sufficient capital to satisfy their secured prepetition funded debt obligations or otherwise have the liquidity to support, among other things, the required go-forward debt and lease obligations. Abra’s agreement to equitize a portion of the Allowed 2028 Notes Claims facilitates the ability of the Debtors to raise new capital, which will be used to satisfy the Debtors’ existing obligations and to provide fresh capital, absent which the Debtors may have no other option than to liquidate. The DIP Noteholders, including the Ad Hoc Group of Abra Noteholders and Elliott, provided the capital that was critical for the Debtors to continue operating

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their businesses during these Chapter 11 Cases and have made valuable concessions throughout these cases, including agreeing to extend the DIP Facility maturity date without charging a fee and agreeing to extend the challenge period on several occasions to facilitate negotiations. In addition, the Ad Hoc Group of Abra Noteholders and Elliot in their capacities as Abra Noteholders agreed during the cases to release certain asserted liens against the Debtors’ assets that could have otherwise frustrated the Debtors’ attempts to raise new money capital and have agreed that they are not entitled to any distributions under the Plan. The Agents/Trustees representing the interests of diverse noteholders during these Chapter 11 Cases agreed to extend the challenge period on several occasions to facilitate the negotiation of the Plan settlement and will facilitate distributions to claimants holding Allowed Claims and perform all actions necessary to release any Liens securing those Claims.

Further, each of the Releasing Parties, including the Debtors, are releasing potential claims and Causes of Action against the other Debtors as part of the comprehensive settlement embodied in the Plan. For the same reasons that the Debtors and the Committee have determined to settle any potential claims and Causes of Action against Abra, they have determined that claims and Causes of Action by one Debtor against another Debtor relating to the same potential claims and Cause of Action and the costs of litigation associated therewith are not likely to yield greater recoveries for the Debtors’ estates and general unsecured creditors than the settlement embodied in the Plan. In addition, the settlement of potential claims and Causes of Action between Debtors facilitates the allocation of settlement value amongst the holders of General Unsecured Claims. Each of the Releasing Parties, including the Debtors, are releasing potential claims and Causes of Action against the Reorganized Debtors as the successors in interest to the Debtors and to avoid unnecessary and nuisance claims against the Reorganized Debtors for claims that have already been settled under the Plan. Releasing the Reorganized Debtors will reduce administrative costs that otherwise impact the value of the Reorganized Debtors and their future debt and equity holders—which are comprised of the Debtors’ current creditors.

Finally, the release of the Related Parties of each of the foregoing is justified because these parties will only be granting releases in their capacity as a party with a specified relationship to one of the Released Parties, and not in their individual capacities, in order to ensure that the releases for the Released Parties are not circumvented through the assertion of a claim against a technically but not substantively different party. The Released Parties act, and therefore provide the valuable consideration they provide, through their employees or agents (i.e., Related Parties). Thus, not only is the release of the Related Parties necessary to ensure parties that helped negotiate the various agreements reached with the Released Parties are not exposed to liability due to those positive efforts, but the above entities also required such release as a condition to agreeing to the terms of the Plan. Without releases for the Related Parties of the named Released Parties, Released Parties are exposed to an end-run on liability on account of their Related Parties who have otherwise been released for essentially the same causes of action. Absent releases of the Related Parties, the releases of the Released Parties may be rendered meaningless.

The Third-Party Release was negotiated in good faith in connection with the Plan Support Agreement, constitutes a sound exercise of the Debtors’ business judgment, and is an inextricable component of the Plan Support Agreement and the settlement embodied in the Plan. The Debtors believe that the proposed Third-Party Release is reasonable and in the best interests of their estates

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in light of the complex issues in these Chapter 11 Cases and the benefit they will provide to the Debtors on a go-forward basis.

THE DEADLINE TO OPT OUT OF THE THIRD-PARTY RELEASE IS MAY 12, 2025 AT 4:00 P.M. (PREVAILING EASTERN TIME).

3.	Exculpation

In addition to the releases, Article IX.F of the Plan provides for the exculpation of the Exculpated Parties, which includes (i) estate fiduciaries (the Debtors, Reorganized Debtors, the Committee and its members, and the General Unsecured Claim Observer), (ii) certain prepetition trustees and agents, (iii) the Ad Hoc Group of Abra Noteholders and Elliott, (iv) the DIP Agent and DIP Trustee, (v) Related Parties of the foregoing to the extent provided in section 1125(e) of the Bankruptcy Code, and (vi) each other Consenting Stakeholder under the Plan Support Agreement and their Related Parties to the extent provided in section 1125(e).[21] The exculpation provision covers actions directly related to the Debtors’ restructuring and excludes claims arising from (i) post-Effective Date obligations or liabilities other than in connection with implementation of the Plan, and (ii) any acts or omissions conclusively determined to constitute willful misconduct, fraud, or gross negligence.

The exculpation provides necessary and customary protections to those parties in interest (whether estate fiduciaries or otherwise) whose efforts were and continue to be vital to these Chapter 11 Cases and formulating and implementing the Plan. Indeed, the exculpation provision represents an integral piece of the Plan and is the product of good-faith, arm’s-length negotiations and significant involvement in these Chapter 11 Cases by non-Debtor Exculpated Parties. These Chapter 11 Cases could not have progressed as quickly and as productively absent the significant contributions of the Exculpated Parties, whose efforts were, and continue to be, instrumental to the success of the Debtors’ efforts culminating in the Plan.

The Debtors submit that the exculpation provision is appropriate because the Exculpated Parties have participated in the Chapter 11 Cases in good faith, and such provision is necessary to protect them from collateral attacks related to good-faith acts or omissions in connection with these Chapter 11 Cases and the Plan. For instance, the Debtors acted as estate fiduciaries, successfully operated their business during the pendency of the Chapter 11 Cases, developed and negotiated restructuring transactions with their key stakeholders throughout their capital structure that preserve the value of the Debtors’ business, and were integrally involved in the negotiations that

[21]	The Plan defines “Exculpated Parties” as, collectively, and in each case in their capacities as such: (i)(a) the Debtors, (b) the Reorganized Debtors, (c) the Committee and its members, (d) the General Unsecured Claim Observer, (e) the Ad Hoc Group of Abra Noteholders and Elliott, (f) the Abra Notes Agents, (g) the DIP Agent and the DIP Trustee, (h) the 2024 Senior Exchangeable Notes Trustee, the 2025 Senior Notes Trustee, and the Perpetual Notes Trustee, and (i) Abra; (ii) with respect to each of the Entities and Persons in clause (i), all of such Entities’ and Persons’ Related Parties, solely to the extent such Related Parties are fiduciaries of the Estates or otherwise to the fullest extent provided for pursuant to section 1125(e) of the Bankruptcy Code; and (iii) each other Consenting Stakeholder, its Affiliates, and each of its and their respective Related Parties; provided, that with respect to the Entities and Persons in clause (iii), any exculpations provided under the Plan or the Confirmation Order shall be granted only to the extent provided in section 1125(e) of the Bankruptcy Code.
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culminated in the Plan. The Committee, as an estate fiduciary, and its members conducted an exhaustive investigation of prepetition transactions, negotiated for significant distributions to unsecured creditors through the Plan Support Agreement, and ensured fair treatment across different classes of unsecured claims. As described in more detail in Section VI.F.3 herein, the General Unsecured Claim Observer will work to ensure that General Unsecured Claims are not allowed in too high an amount in order to maximize value of all other holders of Allowed General Unsecured Claims. The holders of the DIP Facility Claims, the Ad Hoc Group of Abra Noteholders, and Elliott provided critical postpetition financing at the outset of these Chapter 11 Cases, agreed to extend the DIP Facility maturity date without charging a fee, and participated in negotiations around the extension of the Challenge Period on multiple occasions. In addition, the Ad Hoc Group of Abra Noteholders and Elliot have provided their support throughout these cases for the various restructuring transactions, including the Tax Settlement Agreement entered into by the Debtors during these Chapter 11 Cases, without which the Debtors might otherwise have been in breach of the DIP Facility. The DIP Agent and the DIP Trustee managed the administration of the DIP Facility, which provided the financing the Debtors needed to maintain operations during these Chapter 11 Cases. Similarly, the Abra Notes Agents, the 2024 Senior Exchangeable Notes Trustee, the 2025 Senor Notes Trustee, and the Perpetual Notes Trustee all represented the interests of diverse bondholders in a large and complex restructuring. Each of the Agents/Trustees and the Reorganized Debtors will be responsible for making distributions under the Plan and for the Plan’s implementation. Abra has actively supported the Plan and the Debtors’ broader restructuring, having negotiated in good faith with the Debtors and the Committee, agreeing to the settlement and compromise of its Claims contained in the Plan, including its agreement to equitize a significant portion of its prepetition secured Claims, facilitating the Debtors’ ability to raise capital, reorganize successfully, and provide meaningful distributions to holders of General Unsecured Claims.

Like the Plan’s release of Related Parties, the exculpation of the Related Parties of the foregoing is warranted to ensure that the exculpation is not undermined by the assertion of a claim against a technically distinct but not substantively different party and in particular, the parties who in most instances were responsible for the decisions, negotiations, and acts taken by the other Exculpated Parties. The exculpation will ensure that the parties through whom the Exculpated Parties act (i.e., the Related Parties) also receive the benefit of the exculpation as a result.

4.	Injunction

Article IX.G of the Plan provides for an injunction that applies to all holders of Claims and Interests and other parties in interest, along with their respective present or former employees, agents, officers, directors, principals, affiliates, and Related Parties. The injunction enjoins these parties from acting to collect discharged debts, interfering with the implementation of the Plan, or taking similar actions.

The Plan’s injunction provision states that any person or entity that holds a Claim or an Interest that has been released, discharged, or that is subject to exculpation is permanently prohibited, after the Effective Date, from taking any actions to recover or collect any debt or property on account of such a Claim or an Interest. It further provides that by accepting distributions under the Plan, each holder of a Claim or an Interest extinguished, discharged, or

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released shall be deemed to have consented to being bound by the Plan, including the injunctions set forth in Article IX.G.

The injunction provision set forth in Article IX.G of the Plan implements the Plan’s discharge, release, and exculpation provisions by permanently enjoining persons and entities from, among others, commencing or maintaining any action against the Debtors, the Reorganized Debtors, and the other Released Parties and Exculpated Parties on account of Claims or Interests that were discharged, released, exculpated, or settled under the Plan. The Plan’s injunction is necessary and narrowly tailed to effectuate and implement the Debtors’ discharge under the Bankruptcy Code and to preserve and enforce the Debtor Release, the Third-Party Release, and the Plan’s exculpation of the Exculpated Parties. In addition, the Debtors intend to provide each holder of a Claim or an Interest with a notice that contains, in bold font, the express language of the Debtor Release, the Third-Party Release, and the Plan’s exculpation and injunction provisions. As such, to the extent the Bankruptcy Court finds that the Plan’s release and exculpation provisions are appropriate, the Bankruptcy Court should approve the Plan’s injunction provision.

SECTION IX.
Risk Factors

Before voting to accept or reject the Plan, Eligible Holders should read and carefully consider the Plan and all of the information in this Disclosure Statement, including the risk factors set forth in this Section IX and all other information that this Disclosure Statement refers to or incorporates.

The risks described in this Section IX should not be regarded as the only risks associated with the Plan or its implementation. Additional risk factors identified in the Debtors’ public filings with the SEC may also be relevant and should be reviewed and considered in conjunction with this Disclosure Statement. New risks may emerge, and it is impossible to predict all such risks and uncertainties.

A.	Bankruptcy Law Considerations

The Debtors cannot predict how much time will be required to implement the Plan.

Lengthy chapter 11 cases could disrupt the Debtors’ business, impair prospects for reorganization, and may result in other plans to be proposed.

The Debtors cannot predict how quickly they will be able to emerge from chapter 11 or how disruptive prolonged Chapter 11 Cases may be to their business. If the Debtors are unable to obtain confirmation of the Plan for any reason, the Debtors may be forced to operate in chapter 11 for an extended period while trying to develop a different chapter 11 plan that can be confirmed.

The Debtors cannot assure parties in interest that the Plan will be confirmed, and even after confirmation of the Plan, it is impossible to predict with certainty the amount of time that will be needed to implement the complex transactions that the Plan anticipates. Significant delay may result in the termination of the Plan Support Agreement or the DIP Facility due to missed milestones (including maturity dates and/or outside dates), other termination events, or other applicable events of default, to the extent that the Debtors are unable to obtain waivers or

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amendments from the relevant consenting stakeholders or lenders. Moreover, the Bankruptcy Code limits the time during which the Debtors will have the exclusive right to file a plan before other parties in interest are permitted to file alternative plans.

Delayed chapter 11 cases may also result in additional expenses and divert the attention of management from the operation of the business, as well as create concerns for personnel, vendors, suppliers, service providers, and customers. Even if the Plan is confirmed, the Chapter 11 Cases have adversely affected the Debtors’ relationships with key customers and employees.

The Debtors may be unable to obtain confirmation of the Plan.

Although the Debtors believe that the Plan satisfies all requirements for confirmation (including the “cramdown” requirements), there can be no assurance that the Bankruptcy Court will reach the same conclusion. Modifications to the Plan may be required, and those modifications may be sufficiently material to require re-solicitation of votes on the Plan.

If the Plan is not confirmed, there can be no assurance that the Chapter 11 Cases will continue; the Chapter 11 Cases may instead be converted to liquidation cases under chapter 7 of the Bankruptcy Code. Likewise, there can be no assurance that any alternative chapter 11 plan or plans will be on terms as favorable to the holders of Claims and Interests as the terms of the Plan. If a liquidation or a protracted reorganization occurs, there is a substantial risk that the Debtors’ going concern value will be substantially eroded to the detriment of all stakeholders. See Section XIV.A of this Disclosure Statement, as well as the Liquidation Analysis attached as Exhibit C, for a discussion of the effects that a chapter 7 liquidation may have on recoveries.

The Effective Date may not occur.

As discussed in further detail in Section IX.B, the Debtors operate in a highly regulated industry. As a result, the Restructuring Transactions may be subject to a number of governmental and regulatory consents and approvals, which may not be obtained prior to the anticipated Effective Date. The Debtors expect that the transactions contemplated under the Plan may require review under the antitrust laws of certain jurisdictions. Although the Debtors believe that the Effective Date will occur soon after the Confirmation Date and that there is not a material risk that the Debtors will not be able to obtain the necessary governmental and regulatory consents and approvals (including antitrust approvals), there can be no assurance as to the occurrence or timing of the Effective Date.

The Effective Date is also subject to certain conditions precedent set forth in Article X of the Plan. Failure to meet any of these conditions could prevent the Effective Date from occurring.

If the Effective Date does not occur, the Plan will be null and void in all respects and the Confirmation Order may be vacated. In that case, no distributions will be made under the Plan, the Debtors and all holders of Claims and Interests will be restored to the status quo ante immediately prior to Confirmation, and the Debtors’ obligations with respect to Claims and Interests will remain unchanged.

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The DIP Facility may be terminated.

If the Chapter 11 Cases take longer than expected to conclude, the Debtors may exhaust or lose access to the DIP Facility, which is currently set to mature on June 8, 2025, subject to one additional extension to July 29, 2025 upon the payment of an extension fee. Unless the Debtors receive necessary waivers, are eligible to (and elect to) extend the maturity date of the DIP Facility pursuant to its terms, or are able to refinance the DIP Facility, all Claims under the DIP Facility will become due and payable. If that were to occur, the Debtors also would lose access to the use of cash collateral and factoring. There is no assurance that the Debtors will be able to obtain additional financing from the Debtors’ existing lenders or other parties, nor is there any assurance that the Debtors will receive consent from their secured creditors to use their cash collateral or continue factoring in the event that the DIP Facility matures. The liquidity necessary for the orderly functioning of the Debtors’ business may be materially impaired.

Parties in interest may object to the Plan.

Parties in interest could object to either the entirety of the Plan or specific provisions of the Plan. Although the Debtors believe that the Plan complies with all relevant Bankruptcy Code provisions, there can be no guarantee that a party in interest will not file an objection to the Plan or that the Bankruptcy Court will not sustain such an objection.

The Debtors’ ability to confirm, consummate, or enforce the Plan outside of the United States may be challenged.

The Debtors operate largely outside the United States, with most of their assets, directors and officers located outside the United States. The Debtors may be unable to obtain prompt and effective enforcement of the Bankruptcy Court’s orders in the relevant jurisdictions outside the United States, including, but not limited to, Brazil, Argentina, Bolivia, the Dominican Republic, Paraguay, Suriname, and Uruguay.

The Reorganized Debtors may seek to obtain recognition or enforcement of the Plan and the Confirmation Order in jurisdictions outside the United States, including jurisdictions where the Debtors and/or the Reorganized Debtors are organized or conduct operations. Failure to obtain prompt and effective recognition and enforcement could prevent the Reorganized Debtors from implementing the Plan. If the Plan is not given effect outside the United States, the Chapter 11 Cases may be converted into liquidation cases under chapter 7 of the Bankruptcy Code, or the Reorganized Debtors may be otherwise forced to liquidate, dissolve, or attempt reorganization under non-U.S. laws. If the Debtors or Reorganized Debtors fail to obtain recognition and enforcement of the Plan in jurisdictions outside the United States, there is a substantial risk that the Debtors’ going concern value will be substantially eroded to the detriment of all stakeholders.

Although the Debtors believe that sufficient legal grounds exist to give effect to the Plan, the Confirmation Order, and the Restructuring Transactions in the non-U.S. jurisdictions in which the Debtors operate, a third party may nonetheless attempt to take action in a foreign jurisdiction to delay or frustrate confirmation or implementation of the Plan, consummation of the Restructuring Transactions, and/or the compromise of their Claims, which could result in the delay

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or frustration of the confirmation or implementation of the Plan, consummation of the Restructuring Transactions, or otherwise have an adverse effect on the Reorganized Debtors.

The Debtors’ ability to take corporate actions may be subject to applicable non-U.S. law.

To the extent the Reorganized Debtors are required to release liens, grant liens, and/or perfect liens and take other corporate action under the Plan, such actions may be subject to, and required to be performed in accordance, any applicable non-U.S. law. Any corporate action approved under the Plan may, nevertheless, be subject to, and the Debtors, Reorganized Debtors, or applicable third parties may be required to take further actions, including obtaining relevant consents under, applicable non-U.S. law, which may not ultimately be obtained.

Releases, injunctions, and exculpations contained in the Plan may not be approved.

Article IX of the Plan provides for certain releases, injunctions, and exculpations. The releases, injunctions, and exculpations provided in the Plan may be objected to by parties in interest and may not be approved by the Bankruptcy Court. If the releases and exculpations are not approved, certain Released Parties or Exculpated Parties may withdraw their support for the Plan, and the Plan may not be confirmed.

The releases provided to the Released Parties and the exculpation provided to the Exculpated Parties are necessary to the success of the Debtors’ reorganization because the Released Parties and Exculpated Parties have made significant contributions to the Debtors’ reorganization efforts and have agreed to make further contributions to the implementation of the transactions contemplated by the Plan, but only if they receive the full benefit of the Plan’s release and exculpation provisions. As a result, the releases and exculpation are an inextricable component of the Plan Support Agreement and the settlement embodied in the Plan.

The Disputed Claims Reserve may have insufficient shares to satisfy all unliquidated Disputed Claims in full if such Claims are ultimately Allowed.

In the event that the Debtors (i) underestimate the value of Disputed Claims such that the assets of the Disputed Claims Reserve are insufficient to satisfy all the Disputed General Unsecured Claims that have become Allowed and (ii) are unable to have additional shares of New Equity issued to ensure holders of Allowed General Unsecured Claims receive their Pro Rata share of New Equity on the terms set forth in the Plan, holders of Allowed Claims that would otherwise be entitled to such shares may not receive the full value of their recovery.

B.	Risks Associated with the Debtors’ Business and Industry

The airline industry is highly competitive.

The airline industry is highly competitive, including in the markets in which the Debtors operate. The Company has already faced, and may in the future face, increased competition from existing and new participants in the markets in which it operates, including full-service and low-cost carriers. The air transportation sector is highly sensitive to price discounting and the use of aggressive pricing policies. Other factors, such as flight frequency, schedule availability, brand recognition, and quality of offered services (such as loyalty programs, VIP airport lounges,

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in-flight entertainment, and other amenities) also have a significant impact on market competitiveness. Further, the Brazilian government and regulators could prefer new or existing market participants when granting slots in Brazilian airports in order to promote competition. Thus, there can be no assurance that the Reorganized Debtors will be able to preserve their current market positions.

Fuel prices are volatile.

Aviation fuel is one of the most significant expenses for an airline. Its price is directly influenced by the price of crude oil, which, in turn, is influenced by a wide variety of macroeconomic and geopolitical events beyond the control of the Reorganized Debtors. In particular, hostilities in Eastern Europe and the Middle East could disrupt the supply of crude oil and lead to increased fuel costs.

If the future price of aviation fuel is higher than the prices assumed in the Financial Projections, the financial performance of the Reorganized Debtors could be materially and adversely impacted.

Fluctuations in foreign currency exchange rates may affect the Debtors’ operations.

In the regular course of its operations, the Debtors: (i) are required to maintain U.S. dollar denominated deposits and maintenance reserve deposits under the terms of some of their aircraft operating leases, (ii) incur additional U.S. dollar denominated leases or financial obligations and U.S. dollar denominated indebtedness, (iii) are subject to fuel cost increases linked to the U.S. dollar, and (iv) have recurring sales, investments, and capital expenditures in U.S. dollars, mainly as a result of international routes in South and North America. As such, fluctuations in foreign currency exchange rates between the Brazilian real and the U.S. dollar may significantly and adversely affect the Debtors’ operations.

The Debtors’ business is subject to international regulations.

The airline industry is highly regulated, and the imposition of new or modified regulations can have a significant impact on the Reorganized Debtors. For example, governmental agencies may enact new regulations relating to environmental, safety, security, scheduling, or other industry-related matters. Such new or modified regulations could have a material adverse effect on the Reorganized Debtors’ financial condition and operational results by increasing operating expenses or restricting the Reorganized Debtors’ operations.

The airline industry is particularly sensitive to changes in macroeconomic conditions.

The airline industry in general, and in Brazil in particular, is sensitive to changes in macroeconomic conditions. Unfavorable macroeconomic conditions, a significant decline in demand for air travel, or instability of the credit and capital markets could negatively impact the Reorganized Debtors’ costs, operating results, and financial condition. The Debtors cannot predict macroeconomic developments or their impact on the Reorganized Debtors’ business.

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Technical and operational problems in the Brazilian civil aviation infrastructure, including air traffic control systems, airspace, and airport infrastructure, may adversely affect the Debtors.

The Debtors depend on improvements in the coordination and development of Brazilian and other Latin American airspace control and airport infrastructure, which continue to require substantial improvements and government investments.

If the measures taken and investments made by the Brazilian government and regulatory authorities do not prove sufficient or effective, air traffic control, airspace management, and sector coordination difficulties might reoccur or worsen, which may adversely affect the Reorganized Debtors.

Aviation taxes and fees may be increased.

The airline industry is subject to extensive fees and costs, including taxes (such as ticket tax, passenger tax, and value added taxes), aviation and license fees, and various charges and surcharges (such as take-off charges, emission charges, noise charges, terminal navigation charges, and security charges), which are typically levied on the basis of national legislation and thus vary among countries. These taxes and fees represent a significant part of the Debtors’ operational costs. The Debtors may not be able to reduce the impact of such fees and costs on their financial results by passing them on to passengers. Consequently, the fees and costs could have a significant impact on the Reorganized Debtors’ cash flows, financial condition, and results of operations.

Certain contracts may be subject to change of control provisions.

The Debtors are party to certain contracts that may include change of control provisions. Although such provisions are unenforceable under section 365 of the Bankruptcy Code, in some instances, the Debtors may need to obtain waivers of these provisions from their non-U.S. counterparties so as not to be in default, as non-U.S. counterparties may not abide by U.S. law. However, the receipt of such waivers is not a condition precedent to either confirmation of the Plan or to the Effective Date. If the Debtors or Reorganized Debtors are unable to obtain such waivers where necessary, the consequences could have an adverse effect on the Reorganized Debtors’ operations.

The Debtors are subject to competitive price discounting.

The airline industry is highly competitive and susceptible to price discounting, particularly in the international markets. Despite the improved financial condition of the Reorganized Debtors as a result of the proposed reorganization, the Reorganized Debtors may have difficulty withstanding a prolonged industry recession, fare war, or other unforeseen circumstances or crisis, which may adversely and materially affect their operations and financial performance.

The airline industry experiences seasonal demand fluctuations.

The airline industry tends to be seasonal in nature, and the Company, like other airlines, has historically experienced substantial seasonal fluctuations in demand, earnings, and cash flow. The seasonality effects tend to be larger for leisure travel than business travel. Because a substantial share of the Debtors’ costs are fixed, earnings are disproportionately impacted by the

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fluctuations in revenue levels. There is a risk that measures undertaken to meet seasonal fluctuations in customer demand are not successful or sufficient.

The Debtors currently rely on one manufacturer for their aircraft, and any negative developments relating to Boeing 737 MAX aircraft could materially and adversely affect the Debtors.

One of the key elements of the Debtors’ business strategy is to reduce costs by operating a standardized aircraft fleet. The Debtors derive benefits from a fleet comprised of a standardized type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each route.

After extensive research and analysis, the Debtors have selected the 737 aircraft manufactured by Boeing, which the Debtors are now, on an accelerated basis, replacing with Boeing 737 MAX aircraft. Operation of the Boeing 737 MAX aircraft are crucial to the Debtors’ strategy and fleet modernization initiatives. There is no assurance that any replacement aircraft would have the same operating advantages. In addition, replacement aircraft may require additional training of pilots and crew, as well as maintenance staff, which could materially affect operations and require the Reorganized Debtors to make significant unexpected expenditures. The Reorganized Debtors’ operations could also be disrupted by the failure or inability of Boeing to provide sufficient parts or related support services on a timely basis.

Following two accidents involving Boeing 737 MAX aircraft, regulators grounded such aircraft in March 2019, and the Company resumed operations of the 737 MAX in November 2020. As the Debtors’ operations have been designed around the single fleet model, if there is any future grounding of the MAX aircraft or if there are additional delays in delivery of ordered aircraft, the Reorganized Debtors may face increased maintenance costs, experience operational disruptions and decreases in customer ratings, be unable to realize expected fuel cost efficiencies, incur increased aircraft lease costs, and risk facing a shortage of available aircraft, which may limit the Reorganized Debtors’ growth plans and the execution of their long-term strategy.

In early 2024, several incidents involving Boeing aircraft occurred globally. Additionally, in the fall of 2024, more than 33,000 machinists at Boeing went on strike, halting the production of Boeing 737, 777, and 767 aircraft for almost two months. This led to additional delays in the delivery of Boeing aircraft. The Debtors’ reliance on a single supplier for aircraft means that any one of these developments or similar events relating to Boeing 737 MAX aircraft would materially and adversely affect the Reorganized Debtors.

Changes in the Brazilian and global airline industry framework may adversely affect the Debtors.

As a result of the competitive environment, there may be further changes in the Brazilian and global airline industry, whether by means of acquisitions, joint ventures, partnerships, or strategic alliances. The Debtors cannot predict the effects of further consolidation on the industry. Consolidation in the airline industry and changes in international alliances will continue to affect the competitive landscape in the industry and may result in the formation of airlines and alliances

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with greater financial resources, more extensive global networks, and lower cost structures than the Debtors can obtain.

The Debtors rely on complex systems and technology, and any operational or security inadequacy or interruption could materially and adversely affect the Debtors.

In the ordinary course of the Debtors’ business, their systems and technology require ongoing modification and refinements, which can be expensive to implement and may divert management’s attention from other matters. In addition, the Debtors operations could be adversely affected, or the Debtors could face regulatory penalties, if they were unable to timely or effectively modify their systems as necessary.

The Debtors have occasionally experienced system interruptions and delays that make their websites and services unavailable or slow to respond, which could prevent them from efficiently processing customer transactions or providing services. This could reduce the Debtors’ net revenue and the attractiveness of their services. The Debtors’ computer and communications systems and operations could be damaged or interrupted by catastrophic events such as fires, floods, earthquakes, power loss, computer and telecommunications failures, acts of war or terrorism, computer viruses, cybersecurity breaches, and similar events or disruptions. Any of these events could cause system interruptions, delays, and loss of critical data, and could prevent the Debtors from processing customer transactions or providing services, which could make the Debtors’ business and services less attractive and subject them to liability. Any of these events could damage the Debtors’ reputation and be expensive to remedy. There can be no assurance that the Debtors will not face issues deriving from their passenger service system or other technology.

Unauthorized access to or release or violation of the Debtors’ or their business partners’ systems and data could materially and adversely affect the Debtors.

The Debtors are subject to a broad range of cyber threats, including attacks, with varying levels of sophistication. These cyber threats are related to the confidentiality, availability, and integrity of the Debtors’ systems and data, including their customers’ and business partners’ confidential, classified, or personal information. In addition, because the Debtors have access to certain information technology systems of certain of their business partners, their systems may be subject to attacks aimed at accessing, tampering with, or exposing their business partners’ systems and data.

In addition, certain of the Debtors’ business partners, including their suppliers, have broad access to certain of the Debtors’ confidential and strategic information. Many of these business partners face similar security threats, and any attacks on their systems could result in unauthorized access to the Debtors’ systems or data. Any unauthorized access to, release, or violation of the Debtors’ systems and data, whether directly or through cyberattacks or similar breaches affecting their business partners, could materially and adversely affect the Debtors, including subjecting them to regulatory scrutiny and fines.

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The Debtors rely on maintaining a high daily aircraft utilization rate to increase revenues and reduce costs.

One of the key elements of the Debtors’ business strategy and an important element of the low-cost carrier business model is to maintain a high daily aircraft utilization rate, which generally allows the Debtors to generate more revenue from their aircraft and dilute fixed costs. High daily aircraft utilization is achieved in part by operating with quick turnaround times at airports so that the Debtors can fly more hours on average in a day. The Debtors’ rate of aircraft utilization could be adversely affected by a number of different factors that are beyond the Debtors’ control, including, among others, air traffic and airport congestion, adverse weather conditions, including as a result of climate change, and delays by third-party service providers relating to matters such as fueling and ground handling.

The Debtors may be adversely affected by events out of their control, including accidents.

Accidents or incidents involving the Reorganized Debtors’ aircraft could result in significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of damaged aircraft and temporary or permanent loss from service. The Debtors are required by Brazilian regulatory authorities and their aircraft lessors under operating lease agreements to carry liability insurance. Although the Debtors believe they maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate, and the Reorganized Debtors may be forced to bear substantial losses in the event of an accident. Substantial claims resulting from an accident in excess of the Reorganized Debtors’ related insurance coverage would harm the Reorganized Debtors. Any accidents or incidents involving the Debtors’ or any other Boeing 737 Next Generation or Boeing 737-8 MAX aircraft or the aircraft of any major airline have and may again cause negative public perceptions about the Reorganized Debtors, and, consequently, adversely affect the Reorganized Debtors’ business.

C.	Other Risks Related to Operations

The Debtors may be subject to labor disputes.

The Debtors have various collective bargaining agreements with their employees. There can be no assurance that major disputes, including disputes with any collective bargaining representatives of the Reorganized Debtors’ employees, will not arise in the future. Those disputes and the costs associated with their resolution could adversely affect the Reorganized Debtors’ operations and financial performance.

The Debtors’ business could suffer from the loss of key personnel.

The Debtors are dependent on the continued services of their senior management team and other key personnel. The loss of key personnel could have a material adverse effect on the Reorganized Debtors’ business, financial condition, and results of operations. The Debtors may be unable to retain and motivate key executives and employees through the process of reorganization, and the Reorganized Debtors may have difficulty attracting new employees. In addition, so long as the Chapter 11 Cases continue, senior management will be required to spend

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a significant amount of time and effort dealing with the reorganization instead of focusing exclusively on business operations.

Pursuit of litigation by parties in interest could disrupt the confirmation of the Plan and could have material adverse effects on the Debtors’ business and financial condition.

The pursuit of litigation in connection with objections to this Disclosure Statement or the Plan, including the effectiveness and effect of the steps required for the implementation of the Plan, could delay and disrupt confirmation of the Plan and the Debtors’ emergence from bankruptcy.

In addition, there can be no assurance that parties in interest will not pursue litigation strategies to enforce Claims against the Debtors in non-U.S. jurisdictions that may be less likely to recognize orders of the Bankruptcy Court. Litigation is by its nature uncertain and there can be no assurance of the ultimate resolution of the litigated Claims.

Any litigation may be expensive, lengthy, and disruptive to the Debtors’ or Reorganized Debtors’ normal business operations and the Plan confirmation process, and a resolution of any litigation that is unfavorable to the Debtors could have a material adverse effect on the Plan confirmation process, emergence from bankruptcy, or on the Debtors’ or Reorganized Debtors’ business, results of operations, financial condition, liquidity, and cash flow.

The Debtors are reliant upon suppliers and other third parties.

As is increasingly standard for the airline industry, the Debtors are dependent upon the services of suppliers and other third parties, such as aircraft manufacturers, airport operators, information technology service providers, maintenance support providers, ground services, aircraft leasing companies, and distributors, including travel agencies. Some of the Debtors key suppliers operate in a concentrated market, which makes finding equivalent suppliers on short notice and on commercially reasonable terms challenging.

A significant interruption, whether temporary or permanent, in the provision of any such services, an inability to renew or renegotiate contracts with third-party providers on commercially reasonable terms, or action by regulatory bodies having jurisdiction over suppliers would have an adverse impact on the or Reorganized Debtors’ business, financial condition, and results of operations.

Adverse publicity in connection with the Chapter 11 Cases or otherwise could negatively affect the Debtors’ business.

Adverse publicity or news coverage relating to the Debtors, including but not limited to publicity or news coverage in connection with the Chapter 11 Cases, may negatively affect the Debtors’ business during the Chapter 11 Cases and the Reorganized Debtors’ efforts to establish and promote name recognition and a positive image after the Effective Date.

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Any damage to the Debtors’ brand name and reputation would negatively affect the Debtors’ business.

The Debtors’ brand name and reputation have significant commercial value, and the Debtors rely on positive brand recognition as part of their overall business model. Any damage to the Debtors’ brand name or reputation likely would have a negative impact on the Reorganized Debtors’ ability to market their services and retain customers and employees. Events that risk bringing damage to the Debtors’ brand or reputation include noncompliance with laws and regulations, internal rules and policies, labor unrest, aircraft accidents, legal proceedings and investigations, unsatisfied customers, poor working conditions, significant operational disruptions and interruptions, and a failure to achieve communicated sustainability targets, satisfy evolving customer expectations, and comply with emission regulations.

Risks related to credit card fraud, cyber-crimes, and hold-backs could adversely affect the Debtors’ business.

A large portion of the Debtors’ ticket sales are purchased on the Debtors’ own website through credit card payments, thereby presenting risks related to credit card fraud and other cyber-crimes. If credit card details and other personal data pertaining to the Debtors’ customers were hacked in connection with such ticket sales, there would be a risk that such a breach may harm customer confidence in the Debtors and result in potential liabilities owed to credit card companies. Furthermore, there is a risk that payments of the Debtors’ tickets are made with credit cards acquired through fraud or crime, presenting a risk that the Debtors may need to refund such payments to the cardholder or credit card company. The degree to which risks relating to credit fraud and other crimes may affect the Debtors is uncertain and presents a significant risk to the Debtors’ reputation and business.

Under the contractual agreements in place between the Debtors and applicable credit card companies, the credit card companies may decide to forward a portion of the payment to the Debtors upon booking and the remaining part at a later time. Accordingly, there is a risk that credit card companies may hold-back payments to the Debtors or Reorganized Debtors, as applicable, and subsequently increase any such hold-back, thereby negatively affecting the Debtors’ or Reorganized Debtors, as applicable, cash flow.

D.	Risks Relating to Brazil

The Debtors are subject to the Brazilian government’s influence over the Brazilian economy.

The Brazilian government has frequently intervened in the Brazilian economy and has occasionally made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have involved, among other measures, increases in interest rates, changes in tax and social security policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. The Reorganized Debtors may be adversely affected by changes in policy or regulations at the federal, state, or municipal level including, but not limited to, interest rates, currency fluctuations, monetary policies, inflation, liquidity of capital and lending markets, tax and social security

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policies, labor regulations, energy and water shortages and rationing, and other political, social, and economic developments in or affecting Brazil.

Political instability may adversely affect the Debtors.

The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of the public, adversely affecting the performance of the Brazilian economy.

Brazilian markets have experienced heightened volatility due to uncertainties from investigations carried out by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor related to allegations of money laundering, corruption, and misconduct by government officials and legal entities and individuals from the private sector. These investigations have adversely affected the Brazilian economy and political environment. The Debtors cannot predict future developments in these investigations nor whether such investigations or new allegations will result in further political and economic instability, which could adversely affect the Reorganized Debtors’ business.

Political bipolarization between the left and right wings of the Brazilian government tends to enhance political instability, which could adversely affect the economy and therefore the Reorganized Debtors’ business. The president of Brazil has the power to determine policies and issue governmental acts related to the Brazilian economy that affect operations and financial performance of Brazilian companies.

Uncertainty regarding political developments and the policies the Brazilian federal government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of the Reorganized Debtors. The Debtors cannot predict which policies the newly elected president will adopt or if these new policies or changes in current policies may have an adverse effect on the Brazilian economy or the Reorganized Debtors.

Government efforts to combat inflation may materially and adversely affect the Debtors.

Historically, Brazil has experienced high rates of inflation, which, together with actions taken by the Central Bank to curb inflation, have had significant adverse effects on the Brazilian economy. Inflation and the Brazilian government’s measures to curb it, principally the Central Bank’s monetary policy, may have significant effects on the Reorganized Debtors. In addition, the Reorganized Debtors may not be able to adjust the fares charged to customers to offset the effects of inflation on the Reorganized Debtors’ cost structure.

Exchange rate volatility may materially and adversely affect the Debtors.

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. The Debtors are required to maintain U.S. dollar denominated deposits and reserves under the terms of some of their aircraft operating leases. The Reorganized Debtors may incur substantial additional amounts of U.S. dollar denominated leases or financial obligations and U.S. dollar denominated indebtedness. They will also be subject to fuel cost increases linked to the U.S. dollar. While in the past the

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Debtors have generally adjusted fares in response to, and to alleviate the effect of, depreciation of the real against the U.S. dollar and increases in the price of jet fuel (which is priced in U.S. dollars) and have entered into hedging arrangements to protect themselves against the short-term effects of such developments, there can be no assurance that the Reorganized Debtors will be able to continue to do so.

Depreciation of the real against the U.S. dollar creates inflationary pressures in Brazil and causes increases in interest rates, which adversely affects the growth of the Brazilian economy as a whole, curtails access to foreign financial markets, and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar has also, as in the context of an economic slowdown, led to decreased consumer spending, deflationary pressures, and reduced growth of the economy as a whole. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the Reorganized Debtors.

Any changes in tax law, tax reforms, or review of the tax treatment of the Debtors’ activities may adversely affect the Debtors’ operations and profitability.

The Brazilian government regularly proposes changes to the tax regime applicable to different sectors of the economy, including changes that increase the Debtors’ tax burden and the tax burden of the Debtors’ customers and suppliers, which can negatively impact the Reorganized Debtors’ business. These changes include changes in tax rates, tax base, tax deductibility, and, occasionally, the creation of taxes (temporary or non-temporary). If these changes directly or indirectly increase the Reorganized Debtors’ tax burden, the Reorganized Debtors may have their gross margin reduced, adversely affecting their business, financial condition, and results of operations.

Brazil is currently undergoing significant tax reform that involves both direct and indirect taxation. The indirect tax reform has advanced through Constitutional Amendment No. 132/2023 (“EC 132”), which replaces several existing taxes on goods and services—such as State VAT (ICMS), Federal Excise Tax (IPI), Municipal Service Tax (ISS), and Social Contributions on Gross Revenue (PIS/Cofins)—with three new taxes: the Goods and Services Tax (IBS), the Contribution on Goods and Services (CBS), and the Excise Tax (IS). The transition to this new system is expected to be gradual, with full implementation anticipated by 2033. The Brazilian congress is actively debating complementary legislation to define the framework for these new taxes, which could impact the Reorganized Debtors’ business environment.

On the direct tax front, reforms are being implemented incrementally. New legislation has introduced changes to individual and corporate income tax rules, and further significant reforms are expected in the near future.

Additionally, Brazil has taken steps to align with international tax standards. The government has adopted a new transfer pricing system in line with Organisation for Economic Co-operation and Development (“OECD”) guidelines and initiated the implementation of Pillar 2 of the OECD/G20 Inclusive Framework. The Qualified Domestic Minimum Top-up Tax (QDMTT) is expected to be effective starting in 2025, subject to congressional approval. These

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changes could further increase the Reorganized Debtors’ compliance obligations and financial burden.

Given the scope and ongoing nature of these reforms, there remains uncertainty about their full impact on the Reorganized Debtors, particularly as transitional rules and detailed legislation continue to evolve.

E.	Risks Related to Existing GLAI Equity Interests

Existing GLAI Equity Interests will be significantly diluted.

On or prior to the Effective Date, there will be a shareholders’ meeting to take the appropriate and necessary steps at GLAI in accordance with the Transaction Steps, to effectuate the capital increase of GLAI, with the issuance of equity interests and the corresponding GLAI Preemptive Rights Offering. As a result of the exchange of debt for New Equity and the GLAI Preemptive Rights Offering contemplated under the Plan, Existing GLAI Equity Interests will be significantly diluted, and it is expected that Existing GLAI Equity Interests will retain de minimis value, if any, following the implementation of the Plan and the Transaction Steps. Holders of Existing GLAI Equity Interests may dispute, among other things, the terms of GLAI’s capital increase in connection with the capitalization and may pursue litigation. Such litigation could cause the Effective Date to be delayed. Additionally, if the holders Existing GLAI Equity Interests prevail in such litigation, modifications to the Plan could be required.

F.	Risks Related to Ownership of New Equity

A liquid trading market for the New Equity may not develop.

There can be no assurance as to the development or liquidity of any market for the New Equity. In the event an active trading market does not develop, the ability to transfer or sell New Equity may be substantially limited and its price may be negatively impacted. It is currently contemplated that New GOL Parent will not list the New Equity on any securities exchange on the Effective Date. There can be no assurance that an active trading market for the New Equity will develop, nor can any assurance be given as to the prices at which the New Equity might be traded, even if an active trading market develops. Accordingly, holders of the New Equity may not be able to sell New Equity at a particular time or at favorable prices, and may be required to bear certain risks associated with holding securities for an indefinite period of time.

The New Equity may be subject to restrictions on transfers.

To the extent that New Equity issued under the Plan is covered by section 1145(a)(1) of the Bankruptcy Code, such securities may be resold by the holders thereof without registration under the Securities Act unless the holder is an “underwriter,” as defined in section 1145(b) of the Bankruptcy Code with respect to such securities. Any New Equity issued to an entity that is an “underwriter,” as defined in section 1145(b) of the Bankruptcy Code, will be “restricted securities,” and resales by holders deemed to be “underwriters” would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or applicable law. Accordingly, such securities may only be resold, exchanged, assigned, or otherwise transferred pursuant to

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registration or an applicable exemption from registration under the Securities Act and other applicable law.

In addition, the New Equity will not be freely tradable if, at the time of a transfer, the holder is an “affiliate” of the Reorganized Debtors as defined in Rule 144(a)(1) under the Securities Act or had been such an “affiliate” within ninety days of the transfer. “Affiliate” holders will be permitted to sell New Equity without registration only if they comply with an exemption from registration, including Rule 144 under the Securities Act.

The New Equity will not be registered under the Securities Act or any other securities laws, and the Debtors make no representation regarding the right of any holder to freely resell securities.

The terms of the New Organizational Documents are expected to contain prohibitions on the transfer of the New Equity to the extent such transfer would subject the Reorganized Debtors to the registration and reporting requirements of the Securities Act and the Securities Exchange Act.

Additionally, applicable holders that receive their rights to receive the General Unsecured Claimholder Escrowed Shares through DTC will not be permitted to trade their right to receive the General Unsecured Claimholder Escrowed Shares. To the extent that any applicable holder receives its New Equity outside of DTC, it will also receive its right to General Unsecured Claimholder Escrowed Shares outside of DTC, and, in that case, the New Equity and the right to receive General Unsecured Claimholder Escrowed Shares may only be traded together and may not be traded separately. Any such separate trade will be considered void by the Debtors and Reorganized Debtors, as applicable, and will not be registered in the applicable registers.

The New Equity may become diluted.

The ownership percentage represented by the New Equity distributed on the Effective Date will be subject to dilution by (i) any Incremental New Money Equity, (ii) any New Equity issued after the Effective Date, including in connection with the Management Incentive Plan, upon exchange of the Exchangeable Take-Back Notes, and upon exchange of any Incremental New Money Exchangeable Debt, and (iii) the conversion or exchange of any other exchangeable securities, options, warrants, exercisable securities, or other securities. The dilutive effect of any of the foregoing could be material.

Ownership of the New Equity may be concentrated in the hands of a limited number of holders.

The Debtors expect that certain holders of Claims will acquire a significant ownership interest in the New Equity pursuant to the Plan. Such holders may be in a position to control the outcome of all actions requiring stockholder approval, including the election of directors, without the approval of other shareholders. This concentration of ownership could also facilitate or hinder a negotiated change of control of the Reorganized Debtors and may consequently affect the value of the New Equity. Further, the possibility that one or more holders of significant numbers of shares of New Equity may sell all or a large portion of their shares in a short period of time may adversely affect the market price of the New Equity.

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Abra, which will acquire a significant ownership interest in the New Equity—approximately 76-81% as of the Effective Date, which amount is subject to dilution and varies as set forth in Section I.B—and certain of the New Debt, may be required to pledge any New Equity and New Debt it receives pursuant to the Plan to secure its financial obligations to its own secured creditors. In the event of an enforcement action over the New Equity or the New Debt, Abra’s secured creditors may be in position to exercise all rights of ownership with respect to the New Equity and New Debt, and such creditors’ objectives as owners of the New Equity and New Debt may differ from those previously pursued by Abra.

Certain holders of Claims, including Abra, that are expected to acquire a significant ownership interest in the New Equity may currently own, or may in the future acquire, direct or indirect interests in other airlines or other companies in the aviation industry. Such holders, together with other significant holders of New Equity, may be in a position to control stockholder approval of any transactions between the Reorganized Debtors and such other industry participants.

Equity interests will be subordinated to the Reorganized Debtors’ indebtedness.

In any subsequent reorganization, liquidation, dissolution, or winding up of the Reorganized Debtors, the New Equity would rank below all debt claims against the Reorganized Debtors. As a result, holders of the New Equity will not be entitled to receive any payment or other distribution upon the reorganization, liquidation, dissolution, or winding up of the Reorganized Debtors until after all the Reorganized Debtors’ obligations to their debt holders have been satisfied.

Implied valuation of New Equity is not intended to represent trading value of New Equity.

The valuation of the Reorganized Debtors is not intended to represent the trading value of New Equity in public or private markets and is subject to additional uncertainties and contingencies, all of which are difficult to predict. Actual market prices of such securities at issuance will depend upon, among other things: (i) prevailing interest rates; (ii) conditions in the financial markets; (iii) the anticipated initial securities holdings of prepetition creditors, some of whom may prefer to liquidate their investment rather than hold it on a long-term basis; and (iv) other factors that generally influence the prices of securities. The actual market price of the New Equity is likely to be volatile. Many factors, including factors unrelated to the Reorganized Debtors’ actual operating performance and other factors not possible to predict, could cause the market price of the New Equity to rise and fall. Accordingly, the implied value, stated herein and in the Plan, of the New Equity to be issued does not necessarily reflect, and should not be construed as reflecting, values that will be attained for these securities in the public or private markets.

The Reorganized Debtors have no intention to pay dividends.

The Reorganized Debtors may not pay any dividends on the New Equity and may instead retain any future cash flows for debt reduction and to support their operations. As a result, the success of an investment in the New Equity may depend entirely upon any future appreciation in the value of the New Equity. There is, however, no guarantee that the New Equity will appreciate in value or even maintain their initial value.

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The Reorganized Debtors and New GOL Parent may not be subject to reporting under the Exchange Act.

While GLAI is currently a public reporting company under section 12(g) of the Exchange Act, it is currently contemplated that neither the Reorganized Debtors nor New GOL Parent will be subject to the reporting requirements of section 13 or 15(d) of the Exchange Act. However, it is possible that a Reorganized Debtor and/or New GOL Parent may be a reporting company under the Exchange Act. As such, there may be a period after emergence from chapter 11 during which a Reorganized Debtor and/or New GOL Parent are subject to the reporting requirements of section 13 or 15(d) of the Exchange Act. There can be no assurance that any of the Reorganized Debtors or New GOL Parent will be reporting companies after emergence from chapter 11. If neither the Reorganized Debtors nor New GOL Parent are subject to reporting requirements under the Exchange Act, holders of the New Equity may receive less information with respect to the Reorganized Debtors’ and New GOL Parent’s business than they would have received if a Reorganized Debtor and/or New GOL Parent were subject to such reporting requirements. Further, any securities issued by the Reorganized Debtors or New GOL Parent to holders of the New Equity will likely be subject to transfer restrictions.

The Reorganized Debtors may be a private company.

The Plan will not require the Reorganized Debtors to continue to be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and it is currently contemplated that the Reorganized Debtors will not be subject to the reporting requirements of section 13 or 15(d) of the Exchange Act. While there may be a period after emergence from chapter 11 during which the Reorganized Debtors are subject to the reporting requirements of section 13 or 15(d), there can be no assurance that the Reorganized Debtors will continue to be reporting companies. If the Reorganized Debtors cease to be subject to reporting requirements under the Exchange Act, holders of the New Equity may receive less information with respect to the Reorganized Debtors’ business than they would have received if the Reorganized Debtors were subject to such reporting requirements.

The jurisdiction of organization of New GOL Parent is subject to change.

As set forth in the Transaction Steps, it is currently contemplated that New GOL Parent will be organized under the laws of Luxembourg. However, the determination of the jurisdiction of organization of New GOL Parent is subject to change upon agreement by the Debtors, Abra, and the Committee.

New Equity could be held in escrow pending approval from Brazilian antitrust authorities.

As set forth in the Transaction Steps, if any holder of an Allowed General Unsecured Claim or Allowed 2026 Senior Secured Notes Claim that is otherwise entitled to receive New Equity pursuant to the Plan would, following receipt of such New Equity, directly or indirectly, hold 5% or more of the shares of New GOL Parent, New GOL Intermediate Co. (as defined in the Transaction Steps), or Reorganized GLAI, and such holder does not represent to the Debtors and Abra, prior to receiving such shares of New Equity, that its economic group does not directly or indirectly hold control of and/or hold 20% or more of the equity interests (voting or non-voting)

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of a Competing Business,[22] then such holder will have its shares of New Equity held in escrow pending approval from Brazilian antitrust authorities. While such shares are held in escrow, the holder will not be entitled to any voting rights in connection therewith, and any economic rights attributed to such shares of New Equity will also be held in escrow to be paid to the holder together with the delivery of such escrowed shares once approval for the distribution of such New Equity is obtained from the applicable Brazilian antitrust authorities.

Additionally, to ensure that any distribution under the Plan complies with, and would not violate, applicable Brazilian law, including any relevant antitrust laws, the Debtors, the Reorganized Debtors, and the Disbursing Agent may, prior to making any distribution of New Equity under the Plan to any claimant holding Allowed Claims in excess of $500 million, require that such claimant provide the Debtors, Reorganized Debtors, or Disbursing Agent, as applicable, with additional disclosures reasonably necessary for the Debtors or Reorganized Debtors, as applicable, to comply with applicable law. Failure to provide such requested information may result in the holdback of any distribution pending receipt of such information. To the extent that failure to disclose any required information, including failure to make any required representation as set forth in the Transaction Steps, results in violation of any applicable law, such claimant may have their distribution forfeited or, if they have already received a distribution, be held directly liable for violation of such laws as well as be held liable for any damages incurred by the Reorganized Debtors, including any fines and/or penalties imposed on the Reorganized Debtors.

G.	Risks Related to Exit Notes, Incremental New Money Exit Financing, and Other Debt Obligations

The Debtors’ ability to incur indebtedness under the Exit Notes and the Incremental New Money Exit Financing is subject to several contingencies, such financing arrangements may not become available to the Reorganized Debtors, and the Reorganized Debtors may be unable to remain in compliance with the terms of such financing agreements.

The Debtors may not be able to raise the Exit Notes or the Incremental New Money Exit Financing on the terms set forth in the Plan Support Agreement or at all. There is no assurance that the Debtors will be able to raise the full amount of the Exit Notes or the Incremental New Money Exit Financing, if any.

In addition, the Incremental New Money Exit Financing may be in the form of Incremental New Money Exit Debt, Incremental New Money Equity, and/or Incremental New Money Exchangeable Debt. There is no guarantee as to (i) whether the Incremental New Money Exit Financing will take the form of debt or equity, or (ii) what percentage of equity, if any, the Incremental New Money Equity or any New Equity issued upon conversion of any Incremental New Money Exchangeable Debt will represent. Further, the Incremental New Money Equity may exceed $330 million if so agreed by the Debtors, Abra, and the Committee.

[22]	“Competing Business” means companies that (i) compete with Reorganized GLAI and its subsidiaries in Brazil or abroad in air cargo or passenger transportation; (ii) compete with Reorganized GLAI and its subsidiaries in Brazil in loyalty programs, aircraft chartering or tourism/travel intermediation (i.e., travel agencies); and (iii)
are vertically related (i.e., clients or suppliers) to the sector or markets mentioned in items (i) and (ii) above.
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Additionally, the Debtors’ ability to incur the Exit Notes or the Incremental New Money Exit Financing will be subject to the satisfaction of certain conditions precedent. The definitive documentation for the Exit Notes and Incremental New Money Exit Financing, if any, will include various conditions to closing, and Debtors cannot give assurances that they will be able to meet or otherwise obtain waivers to such conditions.

If the Debtors cannot satisfy such conditions precedent, if such conditions precedent are not otherwise waived, or if the Debtors are unable to raise the Exit Notes or the Incremental New Money Exit Financing in sufficient amounts, the Effective Date could be significantly delayed or may not occur, or the Debtors’ ability to consummate the Plan could otherwise be materially and adversely affected.

Furthermore, the terms of the definitive documentation for the Exit Notes or the Incremental New Money Exit Financing, if any, remain subject to ongoing negotiation, and certain material terms of the Exit Notes and Incremental New Money Exit Financing have yet to be agreed. If the Debtors cannot obtain sufficiently favorable terms for the Exit Notes or the Incremental New Money Exit Financing, the Debtors’ ability to consummate the Plan could be materially and adversely affected.

The Exit Notes and the Incremental New Money Exit Financing, if any, will contain restrictive covenants which will impose certain restrictions on the ability of the Reorganized Debtors to conduct their business. Any inability of the Reorganized Debtors to remain in compliance with covenants or to comply with other conditions under the Exit Notes and the Incremental New Money Exit Financing, if any, could materially and adversely affect the Reorganized Debtors’ ability to operate their business.

Defects may exist in the collateral securing the New Debt, and it may be difficult for lenders under the New Debt to realize the value of the collateral.

The indebtedness under the Exit Notes, the Take-Back Notes, the Amended Glide Notes, the Amended Debentures, the Amended Safra Notes, and, if applicable, the 2026 Alternative Notes, the Incremental New Money Exit Debt, and the Incremental New Money Exchangeable Debt (collectively, the “New Debt”) will be secured, subject to certain exceptions and permitted liens, by security interests in certain property (the “Collateral”). The Collateral securing the New Debt may be subject to exceptions, defects, encumbrances, liens, and other imperfections, and the security interests of lenders in any after-acquired assets may also not be perfected in a timely manner or at all. The existence of any such exceptions, defects, encumbrances, defects, encumbrances, liens, and other imperfections could adversely affect the value of the Collateral. The ranking of security interests can also be affected by a variety of factors, including, among others, the timely satisfaction of perfection or priority requirements, statutory liens, or characterization under the laws of certain jurisdictions. Material decisions with respect to the enforcement of Collateral and other material decisions with respect to the Collateral may also be primarily controlled by lenders or agents under certain series of New Debt that have priority with respect to the Collateral, or as a result of the terms of intercreditor arrangements or other definitive documentation for such series of New Debt.

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Further, there is no assurance that the proceeds from the sale of the Collateral would be sufficient to repay the holders of the obligations under the New Debt. The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the ability to sell Collateral in an orderly manner, general economic conditions, the availability of buyers, the Reorganized Debtors’ failure to implement their business strategy, and similar factors. The amount received upon a sale of the Collateral would depend on numerous factors, including the actual fair market value of the Collateral at such time, and the timing and manner of the sale.

There can also be no assurance that the Collateral will be saleable, and, even if saleable, the timing of its liquidation would be uncertain. By its nature, portions of the Collateral may be illiquid and may not have readily ascertainable market value. The ability of the lenders under any series of New Debt to enforce certain of the Collateral may also be restricted by local law.

Accordingly, in the event of a subsequent foreclosure, liquidation, bankruptcy, or similar proceeding, there can be no assurance that lenders will be able to realize the value of the Collateral, or that the proceeds from the Collateral will be sufficient to pay the Reorganized Debtors’ obligations under the New Debt, in full or at all.

H.	Risks Affecting the Value of Plan Distributions

Holders of 2026 Senior Secured Notes Claims will receive less value on account of their Claims if their Class votes to reject the Plan than if their Class votes to accept the Plan.

The Plan provides that each holder of an Allowed 2026 Senior Secured Notes Claim will receive its Pro Rata share of $100 million of Non-Exchangeable Take-Back Notes only if the Class of 2026 Senior Secured Notes Claims votes to accept the Plan. The primary reason for the alternative treatment provision is to encourage the holders of the 2026 Senior Secured Notes Claims to vote to accept the Plan, and this treatment is a component of the Plan Support Agreement and being provided as part of the settlement and compromises contemplated in the Plan. As explained above, holders of Claims who vote to accept the Plan will be bound by the releases contained in Article IX.E of the Plan unless they affirmatively opt out of such releases by following the instructions on the applicable Ballot.

However, if the Class of 2026 Senior Secured Notes Claims votes to reject the Plan, then each holder of Allowed 2026 Senior Secured Notes Claim will receive its Pro Rata share of (i) the 2026 Alternative Notes and (ii) number of shares of New Equity having a value that would entitle such holder to receive the same recovery (expressed as a percentage of such holder’s Claim) on account of its unsecured deficiency claim that holders of Allowed General Unsecured Claims in the same amounts in each of Class 10(a), 10(b), and 10(c) are entitled to receive. The Debtors can provide no assurance to holders of 2026 Senior Secured Notes Claims that the Class of 2026 Senior Secured Notes Claims will vote to accept the Plan or that the incremental distribution will be distributed.

The amount of Allowed Claims could be greater than projected.

There Debtors cannot assure that the estimated Allowed amount of Claims in certain Classes will not be significantly higher than projected, which could cause the value of distributions to the claimholders in such Classes to be reduced substantially. Inevitably, some assumptions will

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not materialize, and unanticipated events and circumstances may affect the ultimate results. Therefore, the actual amount of Allowed Claims may materially vary from the Financial Projections and the Debtors’ feasibility analysis.

Projections and other forward-looking statements are not assured, and actual results may vary.

Certain of the information contained herein is, by nature, forward-looking, and contains estimates and assumptions, which might ultimately prove to be incorrect, and projections, which may be materially different from actual future experiences. There are uncertainties associated with any projections and estimates, and they should not be considered assurances or guarantees of the amount of funds or the amount of Allowed Claims in various Classes. Some assumptions may not materialize, and unanticipated events and circumstances may affect the actual results. Projections are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic, and competitive risks, and the assumptions underlying the projections may be inaccurate in material respects.

Many of the assumptions underlying the Financial Projections are subject to significant uncertainties that are beyond the control of the Debtors or Reorganized Debtors, including the timing of the Confirmation Date and/or Consummation of the Plan, customer demand for the Reorganized Debtors’ products, inflation, and other unanticipated market and economic conditions. In addition, unanticipated events and circumstances occurring after the approval of this Disclosure Statement, including natural disasters, terrorist attacks, health epidemics, or mandated lockdowns or quarantines, may affect the actual financial results achieved. Those results may vary significantly from the forecasts and such variations may be material.

The extent of leverage may limit the Reorganized Debtors’ ability to obtain additional financing.

Although the Plan will result in the elimination of a substantial amount of the Company’s debt, the Reorganized Debtors will continue to bear a significant amount of indebtedness and lease obligations after the Effective Date, including under the Exit Notes. The Reorganized Debtors’ ability to service their debt obligations will depend, among other things, on their future operating performance, which will, at least partially, depend on economic, financial, competitive, and other factors beyond the Reorganized Debtors’ control.

The Reorganized Debtors may not be able to generate sufficient cash from operations to meet their debt service obligations as well as finance their fleet, fund necessary capital expenditures, and invest in sales and marketing. In addition, if the Reorganized Debtors need to refinance their debt, obtain additional financing, or sell assets or equity, they may not be able to do so on commercially reasonable terms, if at all.

I.	Other Risks

The Debtors may withdraw the Plan.

The Plan may be revoked or withdrawn prior to the Confirmation Hearing by the Debtors.

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The Debtors have no duty to update.

The statements contained in the Disclosure Statement are made by the Debtors as of the date of the Disclosure Statement, unless otherwise specified herein, and the delivery of the Disclosure Statement after that date does not imply that the information set forth in this Disclosure Statement has been updated or has remained accurate since that date. The Debtors have no duty to update the Disclosure Statement unless ordered to do so by the Bankruptcy Court.

No representations outside the Disclosure Statement are authorized.

No representations concerning or related to the Debtors, the Chapter 11 Cases, or the Plan are authorized by the Bankruptcy Court or the Bankruptcy Code, other than as set forth in the Disclosure Statement.

Any representations or inducements made to secure your vote for acceptance or rejection of the Plan other than those contained in the Disclosure Statement should not be relied upon in making the decision to vote to accept or reject the Plan.

No legal or tax advice is provided by the Disclosure Statement.

The contents of the Disclosure Statement should not be construed as legal, business, or tax advice. Each holder of a Claim or an Interest should consult their own legal counsel, financial advisor, and/or accountant as to the legal, financial, tax, and other matters concerning their Claim or Interest.

The Disclosure Statement is not legal advice to you. The Disclosure Statement may not be relied upon for any purpose other than to determine how to vote on the Plan or object to confirmation of the Plan.

No admissions are made in this Disclosure Statement or the Plan.

Nothing contained herein or in the Plan constitutes an admission of, or will be deemed evidence of, the tax or other legal effects of the Plan on the Debtors or the holders of Claims or Interests.

Tax consequences.

For a discussion of certain tax considerations to the Debtors and certain holders of Claims in connection with the implementation of the Plan, see Sections XI–XIII of this Disclosure Statement.

SECTION X.
Transfer Restrictions and
Consequences Under Federal Securities Laws

A.	1145 Securities

No registration statement will be filed under the Securities Act, or pursuant to any state

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securities laws, with respect to the offer and distribution of securities under the Plan. The offer, issuance, and distribution under the Plan of (i) the New Equity other than any (a) Incremental New Money Equity and (b) New Equity issued upon conversion of the Incremental New Money Exchangeable Debt and (ii) to the extent the 2026 Alternative Notes, Take-Back Notes, Amended Glide Notes, or Amended Safra Notes are issued in the form of notes or other securities under the Plan (collectively, the “Section 1145 Securities”) shall be exempt, without further act or actions by any Person or Entity, from registration under the Securities Act and any state, local, or other applicable securities laws to the fullest extent permitted by section 1145 of the Bankruptcy Code, subject to certain exceptions, including those described below.

Section 1145 of the Bankruptcy Code generally exempts from registration under the Securities Act and state and local securities laws the offer or sale under a chapter 11 plan of a security of the debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to the debtor under a plan, if such securities are offered or sold in exchange for a claim against, or an interest in, the debtor or such affiliate, or principally in such exchange and partly for cash. Section 1145 of the Bankruptcy Code also exempts from registration the offer of a security through any right to subscribe sold in the manner provided in the prior sentence, and the sale of a security upon the exercise of such right.

In reliance upon this exemption, the Section 1145 Securities will be exempt from the registration requirements of the Securities Act and state and local securities laws. Subject to the restrictions on transfer, if any, and other applicable provisions set forth in the New Organizational Documents, the Section 1145 Securities will, upon initial issuance under the Plan, be freely tradable and transferable by any initial recipient thereof that (i) is not an “affiliate” of the Debtors as defined in Rule 144(a)(1) under the Securities Act, (ii) has not been such an “affiliate” within ninety (90) days of such transfer, and (iii) is not an Entity that is an “underwriter” as that term is defined in section 1145(b) of the Bankruptcy Code, and may be resold without registration under the Securities Act or other federal securities laws pursuant to the exemption provided by section 4(a)(1) of the Securities Act. In addition, subject to the restrictions on transfer, if any, and other applicable provisions set forth in the New Organizational Documents, such Section 1145 Securities generally may be resold without registration under state securities laws pursuant to various exemptions provided by the respective laws of the several states. Notwithstanding anything to the contrary set forth herein, the Debtors, Abra, and the Committee agree that the terms of the Section 1145 Securities and the New Organizational Documents shall contain restrictions on transfer and such other terms and conditions as are necessary to ensure that none of the Section 1145 Securities are required by Section 12 of the Exchange Act to be registered thereunder at the Effective Time or thereafter.

Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as one who, except with respect to “ordinary trading transactions” of an entity that is not an “issuer”: (i) purchases a claim against, interest in, or claim for an administrative expense in the case concerning the debtor, if such purchase is with a view to distribution of any security received or to be received in exchange for such a claim or an interest; (ii) offers to sell securities offered or sold under a plan for the holders of such securities; (iii) offers to buy securities offered or sold under a plan from the holders of such securities, if such offer to buy is (a) with a view to distribution of such securities and (b) under an agreement made in connection with the plan, with the consummation of the plan, or with the offer or sale of securities under the plan; or (iv) is an “issuer” of the securities within the

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meaning of section 2(a)(11) of the Securities Act. In addition, a person who receives a fee in exchange for purchasing an issuer’s securities could also be considered an underwriter within the meaning of section 2(a)(11) of the Securities Act.

The definition of an “issuer” for purposes of whether a person is an underwriter under section 1145(b)(1)(D) of the Bankruptcy Code, by reference to section 2(a)(11) of the Securities Act, includes as “statutory underwriters” all Persons who, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, an issuer of securities (i.e., “affiliates”). The reference to “issuer,” as used in the definition of “underwriter” contained in section 2(a)(11) of the Securities Act, is intended to cover “controlling persons” of the issuer of the securities.

“Control,” as defined in Rule 405 of the Securities Act, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise. The legislative history of section 1145 of the Bankruptcy Code suggests that a creditor who owns ten percent (10%) or more of a class of voting securities of a reorganized debtor may be presumed to be a “controlling person” and, therefore, an underwriter.

Notwithstanding the foregoing, control person underwriters may be able to sell securities without registration pursuant to the resale limitations of Rule 144 of the Securities Act, as described below.

Whether or not any particular Person would be deemed to be an underwriter with respect to the Section 1145 Securities or other security to be issued pursuant to the Plan and the Confirmation Order would depend upon various facts and circumstances applicable to that Person. Accordingly, the Debtors express no view as to whether any particular Person receiving the Section 1145 Securities or other securities under the Plan and the Confirmation Order would be an underwriter with respect to such Section 1145 Securities or other securities, whether such Person may freely resell such securities or the circumstances under which they may resell such securities. Parties who believe they may be statutory underwriters as defined in section 1145 of the Bankruptcy Code are advised to consult with their own legal advisors as to the availability of the exemption provided by Rule 144.

B.	Section 4(a)(2) Securities

Section 4(a)(2) of the Securities Act provides that the issuance of securities by an issuer in transactions not involving a public offering are exempt from registration under the Securities Act. Regulation D is a non-exclusive safe harbor from registration promulgated by the SEC under the Securities Act.

The offer, sale, issuance, and distribution under the Plan of any category of securities that would constitute Section 1145 Securities but are issued to a Person or Entity that is an “underwriter” with respect to such securities, as that term is defined in section 1145(b) of the Bankruptcy Code (the “Underwriter Securities”), shall be exempt from registration under the Securities Act and any other applicable securities laws in reliance on the exemption from registration set forth in section 4(a)(2) under the Securities Act and/or Regulation D promulgated

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thereunder or, solely to the extent such exemptions are not available, other available exemptions from registration under the Securities Act on equivalent state law registration exemptions. In addition, the offer, sale, issuance, and distribution under the Plan of the Exit Notes, any Incremental New Money Exit Financing, and New Equity issued upon conversion of any Incremental New Money Exchangeable Debt, in each case to the extent issued in the form of notes or other securities under the Plan (the “New Money Securities”), will be issued without registration under the Securities Act in reliance upon the exemption set forth in section 4(a)(2) of the Securities Act, Regulation S or Regulation D promulgated thereunder, and similar registration exemptions applicable outside of the United States. The Underwriter Securities and the New Money Securities are collectively referred to herein as the “4(a)(2) Securities.”

The 4(a)(2) Securities will be considered “restricted securities,” will bear customary legends and transfer restrictions, and may not be transferred except pursuant to an effective registration statement or under an available exemption from the registration requirements of the Securities Act.

Rule 144 provides a limited safe harbor for the public resale of restricted securities, such as the 4(a)(2) Securities, if certain conditions are met. Generally, Rule 144 would permit the public sale of securities received by such Person if, at the time of the sale, certain current public information regarding the issuer is available, and only if such Person also complies with the volume, manner of sale, and notice requirements of Rule 144. If the issuer is not subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), adequate current public information as specified under Rule 144 is available if certain company information is made publicly available, as specified in section (c)(2) of Rule 144.

These conditions vary depending on whether the holder of the restricted securities is an “affiliate” of the issuer. Rule 144 defines an affiliate of the issuer as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.”

A non-affiliate of an issuer that is not subject to the reporting requirements of section 13 or 15(d) of the Exchange Act and who has not been an affiliate of the issuer during the ninety days preceding such sale may resell restricted securities after a one-year holding period whether or not there is current public information regarding the issuer.

An affiliate of an issuer that is not subject to the reporting requirements of section 13 or 15(d) of the Exchange Act may resell restricted securities after the one-year holding period if at the time of the sale certain current public information regarding the issuer is available. An affiliate must also comply with the volume, manner of sale, and notice requirements of Rule 144. First, the rule limits the number of restricted securities (plus any unrestricted securities) sold for the account of an affiliate (and related persons) in any three-month period to the greater of 1% of the outstanding securities of the same class being sold or, if the class is listed on a stock exchange, the average weekly reported volume of trading in such securities during the four weeks preceding the filing of a notice of proposed sale on Form 144 or if no notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker. Second, the manner of sale requirement provides that the restricted securities

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must be sold in a broker’s transaction, directly with a market maker or in a riskless principal transaction (as defined in Rule 144). Third, if the amount of securities sold under Rule 144 in any three month period exceeds 5,000 shares or has an aggregate sale price greater than $50,000, an affiliate must file or cause to be filed with the SEC three copies of a notice of proposed sale on Form 144, and provide a copy to any exchange on which the securities are traded.

The Debtors believe that the Rule 144 exemption will not be available with respect to any 4(a)(2) Securities (whether held by non-affiliates or affiliates) until at least one year after the Effective Date. Accordingly, unless transferred pursuant to an effective registration statement or another available exemption from the registration requirements of the Securities Act, such holders of 4(a)(2) Securities will be required to hold their 4(a)(2) Securities for at least one year and, thereafter, to sell them only in accordance with the applicable requirements of Rule 144, pursuant to the an effective registration statement or pursuant to another available exemption from the registration requirements of applicable securities laws.

While GLAI is currently a public reporting company under section 12(g) of the Exchange Act, it is currently contemplated that the Reorganized Debtors and New GOL Parent will not be subject to the reporting requirements of section 13 or 15(d) of the Exchange Act. However, depending on the number and nature of the common shareholders of the Reorganized Debtors after emergence from chapter 11 or number and nature of the common shareholders of New GOL Parent, it is possible that the Reorganized Debtors or New GOL Parent may be a reporting company under the Exchange Act. As such, there may be a period after emergence from chapter 11 during which the Reorganized Debtors or New GOL Parent are subject to the reporting requirements of section 13 or 15(d). As described above, if the Reorganized Debtors or New GOL Parent are not subject to the reporting requirements of section 13 or 15(d) of the Exchange Act after emergence, the holding period for any restricted securities issued pursuant to Rule 144 will be one year. However, such holding period will decrease from one year to six months if the Reorganized Debtors or New GOL Parent are subject to the reporting requirements of section 13 or 15(d) of the Exchange Act after emergence from chapter 11.

* * * * *

Legends. To the extent certificated or issued by way of direct registration on the records of the Reorganized GLAI’s transfer agent, certificates evidencing the New Equity held by holders of 10% or more of the outstanding New Equity, or who are otherwise underwriters as defined in section 1145(b) of the Bankruptcy Code, and all 4(a)(2) Securities will bear a legend substantially in the form below:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON [DATE OF ISSUANCE], HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR ANY OTHER APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR AN AVAILABLE EXEMPTION FROM REGISTRATION THEREUNDER.

The Reorganized Debtors reserve the right to reasonably require certification, legal opinions, or other evidence of compliance with Rule 144 as a condition to the removal of such

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legend or to any resale of the 4(a)(2) Securities. The Reorganized Debtors also reserve the right to stop the transfer of any 4(a)(2) Securities if such transfer is not in compliance with Rule 144, pursuant to an effective registration statement, or pursuant to another available exemption from the registration requirements of applicable securities laws. All persons who receive 4(a)(2) Securities will be required to acknowledge and agree, pursuant to and to the extent set forth in the applicable rights offering subscription form, that (i) they will not offer, sell, or otherwise transfer any 4(a)(2) Securities except in accordance with an exemption from registration, including under Rule 144 under the Securities Act, if and when available, or pursuant to an effective registration statement, and (ii) the 4(a)(2) Securities will be subject to the other restrictions described above.

In any case, recipients of securities issued under or in connection with the Plan are advised to consult with their own legal advisers as to the availability of any such exemption from registration under state law in any given instance and as to any applicable requirements or conditions to such availability.

BECAUSE OF THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON MAY BE AN UNDERWRITER OR AN AFFILIATE AND THE HIGHLY FACT-SPECIFIC NATURE OF THE AVAILABILITY OF EXEMPTIONS FROM REGISTRATION UNDER THE SECURITIES ACT, INCLUDING THE EXEMPTIONS AVAILABLE UNDER SECTION 1145 OF THE BANKRUPTCY CODE AND RULE 144 UNDER THE SECURITIES ACT, NONE OF THE DEBTORS MAKE ANY REPRESENTATION CONCERNING THE ABILITY OF ANY PERSON TO DISPOSE OF THE SECURITIES TO BE ISSUED UNDER OR OTHERWISE ACQUIRED PURSUANT TO THE PLAN. THE DEBTORS RECOMMEND THAT POTENTIAL RECIPIENTS OF THE SECURITIES TO BE ISSUED UNDER OR OTHERWISE ACQUIRED PURSUANT TO THE PLAN CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY TRADE SUCH SECURITIES AND THE CIRCUMSTANCES UNDER WHICH THEY MAY RESELL SUCH SECURITIES.

SECTION XI.
Certain Tax Consequences of Plan

The following discussion is a summary of certain material U.S. federal income tax consequences of the consummation of the Plan to holders of 2028 Notes Claims, 2026 Senior Secured Notes Claims, Glide Notes Claims, Debenture Banks Claims, Safra Claims (other than Safra Trade Payables), GLAI General Unsecured Claims, GLA General Unsecured Claims, GFL General Unsecured Claims, GFC General Unsecured Claims, GAC General Unsecured Claims, Smiles General Unsecured Claims, or General Unsecured Convenience Class Claims (collectively, the “Addressed Claims”). The following discussion does not address the U.S. federal income tax consequences to holders of Claims who are Unimpaired or who are not entitled to vote because they are deemed to accept or reject the Plan. In addition, this discussion does not address the receipt of any consideration being received on account of a person’s capacity other than as a holder of a Claim.

This discussion is limited to U.S. Holders (defined below) of Addressed Claims, who hold their Addressed Claims as capital assets for purposes of the Internal Revenue Code of 1986, as amended (the “Tax Code”). This discussion does not address rules relating to special categories

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of holders, including financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, tax-exempt organizations, traders in securities that elect to mark-to-market, persons subject to special accounting rules under section 451(b) of the Tax Code, U.S. expatriates, investors that hold Addressed Claims as part of a straddle, hedging, constructive sale, or conversion transaction, holders whose functional currency is not the U.S. dollar or holders who will actually or constructively own 5% or more of New Equity (by either vote or value). The discussion does not address any U.S. state, local, or foreign taxes, the “Medicare” tax on net investment income, any U.S. federal alternative minimum tax or any other U.S. federal tax other than the U.S. federal income tax.

Generally, the Plan is not expected to have any material U.S. federal income tax consequences to the Debtors. Accordingly, this discussion does not address any U.S. federal income tax consequences relevant to the implementation of the Plan to the Debtors.

The discussion of U.S. federal income tax consequences below is based on the Tax Code, U.S. Treasury regulations promulgated under the Tax Code (“Treasury Regulations”), judicial authorities, published positions of the U.S. Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this Disclosure Statement and all of which are subject to change or differing interpretations (possibly with retroactive effect). The U.S. federal income tax consequences of the contemplated transactions are complex and subject to significant uncertainties. No rulings from the IRS have been sought with respect to any of the U.S. federal income tax consequences discussed below, and no assurance can be given that the IRS or a court will not take contrary positions.

This discussion is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to the Plan. U.S. Holders (as defined below) are urged to consult their own tax advisors regarding their particular circumstances and the U.S. federal tax consequences with respect to the Plan, as well as any tax consequences arising under the laws of any U.S. state, local, or foreign tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

As used herein, the term “U.S. Holder” means a beneficial owner of Addressed Claims that, for U.S. federal income tax purposes, is any of the following:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;
•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial
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decisions of the trust or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes holds Addressed Claims, the U.S. federal income tax treatment of a partner (or other beneficial owner) therein generally will depend upon the status of the partner (or other beneficial owner) and the activities of the partnership or other pass-through entity, and accordingly, this summary does not apply to partnerships or other pass-through entities. A partner (or other beneficial owner) of a partnership or other pass-through entity or arrangement exchanging Addressed Claims pursuant to the Plan should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner (or other beneficial owner) of exchanging Addressed Claims.

The following discussion also does not address the U.S. federal income taxes of a future conversion of the New Equity as described in the Plan, as such consequences are currently uncertain and may be impacted by the facts present at such time.

A.	U.S. Holders of Addressed Claims

Subject to finalization of their terms (including which Reorganized Debtor will be the issuer of such New Debt), the Reorganized Debtors believe it is reasonable to take the position, and, to the extent the Reorganized Debtors are required to adopt a position for U.S. federal income tax purposes, they currently intend to take the position, that the Take-Back Notes, 2026 Alternative Notes, and Amended Glide Notes are indebtedness for U.S. federal income tax purposes, and the discussion below assumes such treatment.

Pursuant to the Plan, each holder of a General Unsecured Convenience Class Claim will receive, Cash equal to a percentage of the amount of such Allowed General Unsecured Convenience Class Claim, and each holder of the other Addressed Claims will receive its Pro Rata share of: (i) in the case of 2028 Notes Claims, the Take-Back Notes, the Abra Equity Distribution, and Cash; (ii) in the case of 2026 Senior Secured Notes Claims, (a) the Non-Exchangeable Take-Back Notes if the Class votes to accept the Plan, or (b) the 2026 Alternative Notes and New Equity if the Class votes to reject the Plan; (iii) in the case of Glide Notes Claims, the Amended Glide Notes and Cash; (iv) in the case of Debenture Banks Claims, the Amended Debentures; (v) in the case of the Safra Claims (other than the Safra Trade Payables), the Amended Safra Notes; (vi) in the case of GLAI General Unsecured Claims, the GLAI General Unsecured Claimholder Distribution; (vii) in the case of GLA General Unsecured Claims, the GLA General Unsecured Claimholder Distribution; (viii) in the case of GFL General Unsecured Claims, the GFL General Unsecured Claimholder Distribution; (ix) in the case of GFC General Unsecured Claims, the GFC General Unsecured Claimholder Distribution; (x) in the case of GAC General Unsecured Claims, the GAC General Unsecured Claimholder Distribution; and (xi) in the case of Smiles General Unsecured Claims, Cash or New Equity at the Debtors’ election (in consultation with Abra and the Committee) subject to the Smiles General Unsecured Claims Cap, in each case, in satisfaction of its Addressed Claims (collectively, the “Consideration”). The following discussion assumes that the receipt of Consideration in exchange for an Addressed Claim constitutes a sale or exchange of the Addressed Claim for U.S. federal income tax purposes.

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The U.S. federal income tax consequences of the Plan to U.S. Holders of Addressed Claims will depend on whether the exchange of the Addressed Claims pursuant to the Plan constitutes a taxable transaction or a tax-deferred (or partially tax-deferred) transaction, such as an exchange governed by section 351 or section 368 of the Tax Code. Whether the exchange constitutes a taxable transaction or a tax-deferred (or partially tax-deferred) transaction will depend on the manner in which the Restructuring Transactions undertaken pursuant to the Plan (including pursuant to the Transaction Steps) are consummated (which is not yet finally determined or certain), the identity and U.S. federal income tax classification of the issuer of the Consideration, whether the relevant Addressed Claim is treated as a “security” for U.S. federal income tax purposes, whether the Consideration received in exchange (in whole or partial consideration) for the relevant Addressed Claim is treated as a “security” for U.S. federal income tax purposes, and whether Cash or any other amounts are attributable to accrued but unpaid interest on such Addressed Claims.

Whether a debt instrument constitutes a “security” for U.S. federal income tax purposes is determined based on all the relevant facts and circumstances, but most authorities have held that the length of the term of a debt instrument at initial issuance is an important factor in determining whether such instrument is a “security” for U.S. federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are a number of other factors that could be taken into account in determining whether a debt instrument is a security, including the security for payment, the creditworthiness of the obligor at the time of issuance, the subordination or lack thereof with respect to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest of the obligor, whether payments of interest are fixed, variable, or contingent, and whether such payments are made on a current or accrued basis. A U.S. Holder of Addressed Claims should consult its own tax advisor to determine whether its Addressed Claims should be treated as “securities” for U.S. federal income tax purposes and, if such Addressed Claims are “securities” for such purposes, whether any instrument issued as Consideration are “securities” for such purposes.

If the exchange of Addressed Claims for any of the Consideration constitutes a tax-deferred transaction with respect to a U.S. Holder of an Addressed Claim, generally, such U.S. Holder, subject to the discussion under “Accrued Interest” below, should be required to recognize gain (but not loss), to the lesser extent of (i) the amount of gain realized from the exchange (generally equal to the fair market value of all of the Consideration received in exchange for the Addressed Claim minus the U.S. Holder’s adjusted tax basis, if any, in such Addressed Claim) or (ii) the amount of Cash and fair market value of “other property” (as described under section 356 of the Tax Code in the case of a reorganization pursuant to section 368 of the Tax Code or section 351(b) of the Tax Code in the case of a transaction described in section 351 of the Tax Code) received in the exchange. In such case, a U.S. Holder’s tax basis in the Consideration received (other than (i) any Cash or “other property” or (ii) Consideration treated as received in satisfaction of accrued but unpaid interest and accrued original issue discount (“OID”), if any) should be equal to the tax basis in the Addressed Claims exchanged therefor increased by the amount of any gain recognized upon the exchange, and the holding period for such Consideration should include the holding period for the exchanged Addressed Claims. The tax basis of any “other property” should be equal to the fair market value of such property, and the holding period for such “other property” should

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commence on the day following the Effective Date. Each U.S. Holder of Addressed Claims should consult its own tax advisor regarding the consequences to them that may apply in the event that the exchange of the Addressed Claims pursuant to the Plan constitutes a tax-deferred (or partially tax-deferred) transaction, such as an exchange governed by section 351 or section 368 of the Tax Code.

If the exchange of Addressed Claims for the Consideration constitutes a taxable transaction, each U.S. Holder of an Addressed Claim generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (a) in the case of 2028 Notes Claims, the “issue price” of the Take-Back Notes, the fair market value of the Abra Equity Distribution, and the amount of Cash received, (b) in the case of 2026 Senior Secured Notes Claims, the “issue price” of the Non-Exchangeable Take-Back Notes or, the “issue price” of the 2026 Alternative Notes and the fair market value of the General Unsecured Claimholder Distribution received, as the case may be, (c) in the case of Glide Notes Claims, the “issue price” of the Amended Glide Notes and the amount of Cash received, (d) in the case of Debenture Banks Claims, the “issue price” of the Amended Debentures received, (e) in the case of Safra Claims other than the Safra Trade Payables, the “issue price” of the Amended Safra Notes received, (f) in the case of GLAI General Unsecured Claims, the fair market value of the GLAI General Unsecured Claimholder Distribution, (g) in the case of GLA General Unsecured Claims, the fair market value of the GLA General Unsecured Claimholder Distribution, (h) in the case of GFL General Unsecured Claims, the fair market value of the GFL General Unsecured Claimholder Equity Distribution, (i) in the case of GFC General Unsecured Claims, the fair market value of the GFC General Unsecured Claimholder Distribution, (j) in the case of GAC General Unsecured Claims, the fair market value of the GAC General Unsecured Claimholder Distribution, (k) in the case of Smiles General Unsecured Claims, the fair market value of the New Equity or amount of Cash received, as the case may be, and (l) in the case of the General Unsecured Convenience Class Claims, the amount of Cash received (other than, in each case, any such Consideration treated as received for accrued but unpaid interest and accrued OID, if any) (each based on the U.S. dollar value of any such amount paid in the form of, or based on, a foreign currency translated at the spot rate of exchange on the Effective Date) and (ii) the U.S. Holder’s adjusted tax basis in its Addressed Claim immediately prior to the exchange (other than any tax basis attributable to accrued but unpaid interest and accrued OID, if any). The character of such gain or loss as capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the U.S. Holder, the nature of the Addressed Claim in such U.S. Holder’s hands, whether the Addressed Claim was purchased at a discount, and whether and to what extent the U.S. Holder previously claimed a bad debt deduction with respect to its Addressed Claim. If recognized gain is capital gain, it generally would be long-term capital gain if the U.S. Holder held its Addressed Claim for more than one year at the time of the exchange. The deductibility of capital losses is subject to certain limitations. To the extent that a portion of the Consideration received is allocable to accrued but untaxed interest or OID, the U.S. Holder may recognize ordinary income. See “Accrued Interest” and “Market Discount” below. A U.S. Holder’s tax basis in any New Debt and New Equity received in a taxable transaction should be equal to the amount required to be taken into account in computing gain or loss as described above. A U.S. Holder’s holding period in any item of Consideration received on the Effective Date in a taxable transaction should begin on the day following the Effective Date.

As a result of the Disputed Claims Reserve and the General Unsecured Claimholder

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Escrowed Shares, U.S. Holders of Addressed Claims that receive the General Unsecured Claimholder Initial Distribution as Consideration in the exchange may receive some additional consideration after the Effective Date. The possibility that a U.S. Holder of such Addressed Claims may receive additional consideration following the Effective Date may require such U.S. Holder to defer all or a portion of any tax loss on its Claim until it is clear that the U.S. Holder will not receive any further distributions with respect to the Claim. In addition, a U.S. Holder that may have gain with respect to its Claim may be eligible to report such gain using the installment method. A U.S. Holder of Addressed Claims should consult their own tax advisor regarding the timing of any gain or loss relating to its Claims, including the potential application of the installment method.

Regardless of whether the exchange is treated as a taxable transaction or a tax-deferred (or partially tax-deferred) transaction, a U.S. Holder will have taxable interest income to the extent of any Consideration allocable to accrued but unpaid interest or OID not previously included in income, as more fully described below under “Accrued Interest,” which amounts will not be included in the amount realized with respect to a U.S. Holder’s Addressed Claim.

B.	Consequences of Owning and Disposing of New Debt and New Equity
1.	Ownership of the New Debt

If in certain circumstances the issuer of a class of New Debt is required to make payments on a class of New Debt that would change the yield of such class of New Debt, this obligation may implicate the provisions of Treasury Regulations relating to contingent payment debt instruments (“CPDIs”). According to the applicable Treasury Regulations, certain contingencies will not cause a debt instrument to be treated as a CPDI if such contingencies, as of the date of issuance, are “remote or incidental” or certain other circumstances apply. Given that the terms of the New Debt are unknown at this time, it is possible that one or more classes of New Debt may be treated as a CPDI. Further, any determination by an issuer of a class of New Debt as to whether it is a CPDI is not binding on the IRS and if the IRS were to challenge this determination, a U.S. holder may be required to accrue income on a class of New Debt that such U.S. Holder owns in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of such notes before the resolution of the contingency. In the event that such contingency was to occur, it would affect the amount and timing of the income that a U.S. Holder recognizes. U.S. Holders are urged to consult their own tax advisors regarding the potential application to the notes of the CPDI rules and the consequences thereof. The remainder of this discussion assumes that the New Debt will not be treated as CPDIs.

Stated interest on the New Debt (including any additional amounts paid in respect of withholding taxes and without reduction for any amounts withheld) generally will be includible in the gross income of a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes. With respect to payments on any New Debt that are permitted to be made in a foreign currency, a U.S. Holder that uses the cash method of accounting for U.S. federal income tax purposes and that receives a payment of stated interest on the New Debt in foreign currency will be required to include in income (as ordinary income) the U.S. dollar value of the foreign currency interest payment (determined based on the spot rate of exchange on the date such payment is

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received) regardless of whether the payment is in fact converted to U.S. dollars at such time.

A cash method U.S. Holder will not recognize foreign currency exchange gain or loss with respect to the receipt of stated interest paid in foreign currency, but may recognize foreign currency exchange gain or loss attributable to the actual disposition of the foreign currency so received.

With respect to payments on any New Debt that is permitted to be made in a foreign currency, a U.S. Holder that uses the accrual method of accounting for U.S. federal income tax purposes, or that is otherwise required to accrue interest prior to receipt, will be required to include in income (as ordinary income) the U.S. dollar value of the amount of stated interest income in foreign currency that has accrued for such year determined by translating such amount into U.S. dollars at the average spot rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average spot rate of exchange for the partial period within each taxable year. Alternatively, an accrual basis U.S. Holder may make an election (which must be applied consistently to all debt instruments held by the electing U.S. holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. holder, and cannot be changed without the consent of the IRS) to translate accrued interest income into U.S. dollars using the spot rate of exchange on the last day of the interest accrual period (or the last day of the portion of the accrual period within each taxable year in the case of a partial accrual period), or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period. A U.S. Holder that uses the accrual method of accounting for U.S. federal income tax purposes will recognize foreign currency exchange gain or loss with respect to accrued stated interest income on the date such interest is received. The amount of foreign currency exchange gain or loss recognized will equal the difference, if any, between the U.S. dollar value of the foreign currency payment received (determined based on the spot rate of exchange on the date such stated interest is received) in respect of such accrual period and the U.S. dollar value of the interest income that has accrued during such accrual period (as determined above), regardless of whether the payment is in fact converted to U.S. dollars at such time. Any such foreign currency exchange gain or loss generally will constitute ordinary income or loss and be treated, for foreign tax credit purposes, as U.S. source income or loss, and generally will not be treated as an adjustment to interest income or expense.

The New Debt will be treated as issued with OID for U.S. federal income tax purposes if the sum of all principal and interest payments (other than “qualified stated interest”), with respect to any New Debt, exceeds the “issue price” (as defined below) of such New Debt by more than a statutorily defined de minimis amount. U.S. Holders, whether on the cash or accrual method of accounting for U.S. federal income tax purposes, generally must include any OID in gross income as it accrues (on a constant yield to maturity basis), regardless of whether cash attributable to such OID is received at such time. OID accrued by a U.S. Holder generally will be treated as foreign source ordinary income and generally will be considered “passive” category income in computing the foreign tax credit such U.S. Holder may claim for U.S. federal income tax purposes. The availability of a foreign tax credit is subject to certain conditions and limitations, and the rules governing the foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the rules governing the foreign tax credit and deductions.

The amount of OID includible in gross income by a U.S. Holder of New Debt in any taxable year generally is the sum of the “daily portions” of OID with respect to New Debt for each day

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during such taxable year on which the U.S. Holder holds such New Debt. The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for the New Debt may be of any length and may vary in length over the term of such New Debt provided that each accrual period is no longer than one year, and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period.

The amount of OID allocable to any accrual period will be an amount equal to the product of the “adjusted issue price” for the applicable New Debt at the beginning of the accrual period and its yield to maturity (determined on a constant yield method, compounded at the close of each accrual period and properly adjusted for the length of the accrual period). OID allocable to the final accrual period is the difference between the amount payable at maturity and the “adjusted issue price” at the beginning of the final accrual period. The “adjusted issue price” of the applicable New Debt at the beginning of any accrual period is equal to its “issue price,” increased by the accrued OID for each prior accrual period and reduced by any payments previously made on such New Debt other than any payments of qualified stated interest. The “yield to maturity” of the New Debt is the discount rate that, when used in computing the present value (as of the issue date) of all principal and interest payments to be made on the applicable New Debt produces an amount equal to the “issue price” of such New Debt. OID, if any, on any foreign currency denominated New Debt will be determined for any accrual period in foreign currency and then translated into U.S. dollars.

The “issue price” of a class of New Debt will be determined separately and will depend on whether such class of New Debt is considered “publicly traded” for U.S. federal income tax purposes as of the issue date of such New Debt. New Debt will be treated as “publicly traded” for U.S. federal income tax purposes if it exceeds $100 million and is traded on an “established market,” within the meaning of the applicable Treasury Regulations, at any time during a 31-day period ending 15 days after the issue date of the New Debt. The issue date is the date of the exchange of the New Debt for the applicable Addressed Claims.

If a class of New Debt is treated as “publicly traded” for U.S. federal income tax purposes, the “issue price” of each New Debt will be its fair market value determined as of the issue date.

If a class of New Debt is not treated as “publicly traded” for U.S. federal income tax purposes, but the applicable Addressed Claim (whichever is surrendered in exchange for such New Debt that is not treated as “publicly traded” for such purposes) is treated as “publicly traded” for such purposes (under the rules described above), the “issue price” of such class of New Debt (that is not treated as “publicly traded” for such purposes) would be the fair market value of the portion of the applicable Addressed Claim exchanged for the class of New Debt that is not treated as “publicly traded” for such purposes, determined as of the issue date.

If neither a class of New Debt nor the applicable Addressed Claim surrendered in exchange for such class of New Debt is treated as “publicly traded” for U.S. federal income tax purpose, the “issue price” of such class of New Debt will be the stated principal amount of such class of New Debt as long as such New Debt is considered to have “adequate stated interest” for U.S. federal income tax purposes.

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Reorganized Debtors may not be able to determine whether any of the New Debt is treated as “publicly traded” and, relatedly, the “issue price” for each New Debt, for U.S. federal income tax purposes until after the Effective Date.

A U.S. Holder of foreign currency denominated New Debt will recognize foreign currency exchange gain or loss when OID, if any, is paid (including, upon the disposition of the New Debt, the receipt of proceeds that include amounts attributable to OID previously included in income) to the extent of the difference, if any, between the U.S. dollar value of the foreign currency payment received, translated at the spot rate of exchange on the date such payment is received, and the U.S. dollar value of the accrued OID. For these purposes, all receipts on the New Debt will be viewed first, as payment of stated interest payable on the New Debt; second, as receipt of previously accrued OID (to the extent thereof), with payments considered made for the earliest accrual periods first; and third, as receipt of principal. The rules governing OID instruments are complex, and prospective purchasers should consult their own tax advisors concerning the application of such rules to the New Debt, as well as the interplay between the application of the OID rules and the currency exchange gain or loss rules.

Interest on the New Debt generally will be treated as foreign source income for U.S. federal income tax purposes and generally will constitute “passive category” income for most U.S. Holders. Subject to generally applicable restrictions and conditions, including a minimum holding period requirement, a U.S. Holder generally will be entitled to a foreign tax credit in respect of any foreign income taxes withheld on interest payments on the New Debt. Alternatively, the U.S. Holder may be able to deduct such foreign income taxes in computing taxable income for U.S. federal income tax purposes, provided that the U.S. Holder does not elect to claim a foreign tax credit with respect to any foreign income taxes paid or accrued during the taxable year. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or a deduction for foreign taxes paid under their particular circumstances.

2.	Sale or Other Taxable Disposition of the New Debt

Upon the sale or other taxable disposition (including redemption) of New Debt, a U.S. Holder generally will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale or other taxable disposition (other than accrued but unpaid interest, which will be taxable as interest) and the U.S. Holder’s adjusted tax basis in the New Debt. A U.S. Holder’s adjusted tax basis in New Debt will depend upon the U.S. federal income tax consequences of the exchange of Addressed Claims for such New Debt, as further described above. Subject to the discussion below under “Market Discount,” any such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the New Debt has been held for more than one year at the time of its sale or other taxable disposition. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.

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3.	Exchange of Exchangeable Take-Back Notes

i.                    Exchange of the Exchangeable Take-Back Notes into New Equity

Subject to finalization of its terms, including a determination of the entity treated as the issuer of the Exchangeable Take-Back Notes for U.S. federal income tax purposes, upon an exchange of Exchangeable Take-Back Notes for New Equity, it may be reasonable to characterize such exchange as a recapitalization under section 368(a)(1)(E) of the Tax Code or otherwise treated as tax-free for U.S. federal income tax purposes. In such case, a U.S. Holder will recognize any gain realized in the exchange to the extent of any Cash received, but not recognize any loss realized in the exchange (in each case, except with respect to Cash received in lieu of a fractional share of New Equity, if applicable, which should be treated as described below). A U.S. Holder’s adjusted tax basis in the New Equity received in the recapitalization, excluding New Equity received with respect to accrued interest, will equal its tax basis in the Exchangeable Take-Back Notes (reduced by any basis allocable to a fractional share, if applicable), less the amount of Cash received (excluding Cash received in lieu of a fractional share, if applicable, or for accrued interest), plus the amount of any taxable gain recognized on the exchange. A U.S. Holder’s holding period for the New Equity received will include the holding period for the Exchangeable Take-Back Notes in the exchange, except that the holding period of any New Equity received with respect to accrued interest will commence on the day after the exchange, and a U.S. Holder’s tax basis in any New Equity received with respect to accrued interest will equal the fair market value of the New Equity received. If applicable, Cash received in lieu of a fractional share of New Equity upon exchange of the Exchangeable Take-Back Notes will generally be treated as a payment in exchange for the fractional share, and, accordingly, the receipt of Cash in lieu of a fractional share generally will result in the recognition of capital gain or loss measured by the difference between any Cash received for the fractional share and the portion of a U.S. Holder’s tax basis allocable to the fractional share.

ii.                    Constructive Dividends

If the terms of the Exchangeable Take-Back Notes provide for adjustments in certain circumstances, the Exchangeable Take-Back Notes may be subject to section 305 of the Tax Code. Under section 305(c) of the Tax Code, adjustments (or failures to make adjustments) that have the effect of increasing a U.S. Holder of Exchangeable Take-Back Notes proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution of New Equity to the U.S. Holder of Exchangeable Take-Back Notes that is treated as a dividend for U.S. federal income tax purposes. However, adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the owners of the Exchangeable Take-Back Notes will generally not be deemed to result in a constructive distribution of New Equity. If such adjustments are made, a U.S. Holder will be deemed to have received constructive distributions includible in its income in the manner described under “Distributions on New Equity” below even though it has not received any Cash or property as a result of such adjustments. A U.S. Holder should consult its tax advisor to determine whether the preferential tax rate described below under “–Distributions on New Equity” is applicable to such a constructive dividend. Generally, a U.S. Holder’s adjusted tax basis in the Exchangeable Take-Back Notes will be increased to the extent any such constructive distribution is treated as a dividend.

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On April 12, 2016, the IRS proposed Treasury Regulations addressing the amount and timing of deemed distributions, obligations of withholding agents, and filing and notice obligations of issuers. If adopted as proposed, such Treasury Regulations would generally provide that (i) a deemed distribution to a holder of a convertible debt instrument, including, based on our assumed treatment, the notes, is treated as a distribution in an amount equal to the increase in the value of the exchange right, measured by valuing the exchange right without the adjustment, generally after the adjustment in each case, and (ii) the Reorganized Debtors may be required to report the amount of any deemed distributions on its website or to the IRS and all holders of notes (including holders of notes that would otherwise be exempt from reporting). The final Treasury Regulations will be effective for deemed distributions occurring on or after the date of adoption, but owners of notes may rely on the Treasury Regulations prior to that date under certain circumstances. Prior to the finalization of the Treasury Regulations, deemed distributions may be treated as equal either to the increase in the value of the exchange right or to the fair market value of the additional New Equity that would be received on an exchange of the Exchangeable Take-Back Notes. A U.S. Holder should consult its tax advisor regarding the applicability of the proposed Exchangeable Take-Back Notes to its particular situation.

4.	Distributions on New Equity

Subject to the discussion below under “Possible Treatment of New GOL Parent as a Passive Foreign Investment Company,” any distributions with respect to the New Equity (including any amounts withheld in respect of taxes thereon) generally will be treated as taxable dividends to the extent paid out of New GOL Parent’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of any distribution exceeds New GOL Parent’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the New Equity, and thereafter as capital gain, subject to the discussion below under “Market Discount.” New GOL Parent does not know whether it will keep record of its earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should expect that any distribution on the New Equity generally will be treated as a dividend unless otherwise noted. If any such distributions are in foreign currency, such amount will be included in income at the U.S. dollar value of the foreign currency (determined based on the spot rate of exchange on the date such amount is received) regardless of whether the payment is in fact converted to U.S. dollars at such time. A U.S. Holder will later recognize foreign currency exchange gain or loss, if any, upon converting such funds to U.S. dollars.

Any such taxable dividends received by a corporate U.S. Holder will not be eligible for the “dividends received deduction.” Any such taxable dividends will be eligible for reduced rates of taxation as “qualified dividend income” for non-corporate U.S. Holders if the following conditions are met: (i) either (a) New GOL Parent is eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the U.S. Treasury has determined is satisfactory and that includes an exchange of information program or (b) the New Equity is readily tradable on an established securities market in the United States (including, e.g., the NYSE or NASDAQ); (ii) the U.S. Holder meets the holding period requirement for the New Equity (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date); and (iii) New GOL Parent was not in the year prior to the year in which the dividend was paid (with respect to a

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U.S. Holder that held New Equity), and is not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Otherwise, such taxable dividends will not be eligible for reduced rates of taxation as “qualified dividend income.”

If one class of New Equity satisfies the requirements of clause (i) above but another class of New Equity does not, it is not entirely clear whether dividends received with respect to such other class of New Equity will be treated as qualified dividend income. In addition, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of American Depositary Shares (“ADSs”) or stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Because such procedures have not yet been issued, Reorganized Debtors are not certain that it will be able to comply with them.

The tax residency of New GOL Parent is not currently known, and, as a result, it cannot currently be determined whether New GOL Parent will qualify for the benefits of a comprehensive income tax treaty. It is also currently not known whether the New Equity will be considered readily tradable on an established securities market in the United States as described above. In addition, as discussed below under “Possible Treatment of New GOL Parent as a Passive Foreign Investment Company,” no assurance can be given that New GOL Parent will not be treated as a PFIC. Accordingly, each non-corporate U.S. Holder is urged to consult its tax advisor regarding whether taxable dividends received by such U.S. Holder will be eligible for qualified dividend income treatment.

5.	Sale, Exchange, or Other Taxable Disposition of New Equity

Subject to the discussion below under “Possible Treatment of New GOL Parent as a Passive Foreign Investment Company,” a U.S. Holder generally will recognize gain or loss on a sale, exchange, or other taxable disposition of New Equity equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the New Equity. If the proceeds of such sale are received in foreign currency, for purposes of determining gain or loss, such amount will be converted into the U.S. dollar value of the foreign currency (determined based on the spot rate of exchange on the date such amount is received) regardless of whether the payment is in fact converted to U.S. dollars at such time. A U.S. Holder will later recognize foreign currency exchange gain or loss, if any, upon converting such funds to U.S. dollars. Subject to the discussion below under “Market Discount,” this gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder has held (or is deemed to hold) the New Equity for more than one year. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes is subject to limitations.

6.	Possible Treatment of New GOL Parent as a Passive Foreign Investment Company

Special tax rules may apply if New GOL Parent is classified as a PFIC for U.S. federal income tax purposes. In general, a foreign corporation will be classified as a PFIC if (i) 75% or more of its gross income in a taxable year is passive income, or (ii) 50% or more of its assets in a

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taxable year, averaged quarterly over the year, produce, or are held for the production of, passive income. Passive income for this purpose generally includes, among other items, interest, dividends, royalties, rents, and annuities. For purposes of these PFIC tests, if New GOL Parent directly or indirectly owns at least 25% (by value) of the stock of another corporation, New GOL Parent will be treated as owning its proportionate share of such other corporation’s gross assets and receiving its proportionate share of such other corporation’s gross income.

The determination of whether New GOL Parent is a PFIC is a factual determination made annually and thus may be subject to change. Because these determinations are based on the nature of New GOL Parent’s income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that New GOL Parent will not be considered a PFIC for the current or any past or future tax year.

If New GOL Parent is a PFIC for any taxable year during which a U.S. Holder holds (or is deemed to hold) New Equity, New GOL Parent will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds (or is deemed to hold) the New Equity unless (i) New GOL Parent ceases to be a PFIC and (ii) the U.S. Holder makes a “deemed sale” election under the PFIC rules. In general, if the New GOL Parent is a PFIC for any taxable year during which a U.S. Holder holds (or is deemed to hold) New Equity, any gain recognized by the U.S. Holder on a sale or other taxable disposition of such New Equity, as well as the amount of any “excess distribution” (defined below) received by such U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the New Equity. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before New GOL Parent became a PFIC would be taxed as ordinary income. The amounts allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year, and an interest charge would be imposed. For purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its New Equity in a taxable year exceeds 125% of the average of the annual distributions on the New Equity received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment or “qualified electing fund” treatment) of the New Equity. It is not known whether New GOL Parent will make available the information necessary for U.S. Holders to make a “qualified electing fund” election with respect to their New Equity.

The rules relating to PFICs are complex. Each U.S. Holder is urged to consult its tax advisor regarding whether New GOL Parent is or will become a PFIC and, if so, the U.S. federal income tax consequences of holding the New Equity.

C.	Accrued Interest

To the extent that any amount received by a U.S. Holder of a surrendered Addressed Claim is attributable to accrued but unpaid interest or OID, the receipt of such amount should be taxable to the U.S. Holder as ordinary interest income (to the extent not already taken into income by the U.S. Holder, and subject to a special exception that may be available to cash-method U.S. Holders in certain circumstances). Conversely, a U.S. Holder of an Addressed Claim may be able to recognize a deductible loss (or, possibly, a write off against a reserve for worthless debts) to the

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extent that any accrued interest or OID was previously included in the U.S. Holder’s gross income but was not paid in full. Such loss may be ordinary, but the tax law is unclear on this point.

If the fair market value of the Consideration is not sufficient to fully satisfy all principal and interest on an Addressed Claim, the extent to which such consideration will be attributable to accrued interest is unclear. Under the Plan, the aggregate Consideration received in respect of Addressed Claims will be allocated first to the principal amount of such Claims, with any excess allocated to unpaid interest, if any, that accrued on such Claims through the Effective Date. Certain legislative history indicates that an allocation of consideration as between principal and interest provided in a chapter 11 plan of reorganization is binding for U.S. federal income tax purposes, while certain Treasury Regulations treat payments as allocated first to any accrued but unpaid interest. The IRS could take the position that the consideration received by a U.S. Holder should be allocated in some way other than as provided in the Plan. U.S. Holders of Addressed Claims should consult their own tax advisors regarding the proper allocation of the consideration received by them under the Plan.

D.	Market Discount

Under the “market discount” provisions of the Tax Code, some or all of any gain realized by a U.S. Holder of an Addressed Claim who receives consideration pursuant to the Plan in satisfaction of its Addressed Claim (or, if the exchange is tax-deferred, upon the disposition of the New Debt) may be treated as ordinary income (instead of capital gain), to the extent of the amount of “market discount” on the Addressed Claim. In general, a debt instrument is considered to have been acquired with “market discount” if the U.S. Holder’s adjusted tax basis in the debt instrument is less than (i) the sum of all remaining payments to be made on the debt instrument, excluding “qualified stated interest” or (ii) in the case of a debt instrument issued with OID, its “adjusted issue price,” in either case, by at least a statutorily defined de minimis amount.

Any gain recognized by a U.S. Holder on the taxable disposition of an Addressed Claim acquired with market discount should generally be treated as ordinary income to the extent of the market discount that accrued thereon while the Addressed Claim was considered to be held by the U.S. Holder (unless the U.S. Holder elected to include market discount in income as it accrued).

U.S. Holders are urged to consult their own tax advisors regarding the tax consequences of the exchange of Addressed Claims that were acquired with market discount pursuant to the Plan.

E.	Information Reporting and Backup Withholding

All distributions to U.S. Holders of Claims under the Plan are subject to any applicable tax withholding, including (as applicable) employment tax withholding. Under U.S. federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable withholding rate (currently 24%). Backup withholding generally applies if the holder fails to furnish its social security number or other taxpayer identification number (a “TIN”), furnishes an incorrect TIN, fails properly to report interest or dividends, or under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is a U.S. person that is not subject to backup withholding. Backup withholding is not an additional tax but merely

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an advance payment, which may be refunded (or credited against the holder’s U.S. federal income tax liability) to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS. Certain persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions.

In addition, from an information reporting perspective, the Treasury Regulations generally require disclosure by a U.S. taxpayer on its U.S. federal income tax return of certain types of transactions in which the taxpayer participated, including, among other types of transactions, certain transactions that result in the taxpayer claiming a loss in excess of specified thresholds. U.S. Holders are urged to consult their tax advisors regarding these regulations and whether the transactions contemplated by the Plan would be subject to these rules in the regulations and require disclosure on the holders’ tax returns.

The U.S. federal income tax consequences of the Plan are complex. The foregoing summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of such U.S. Holder’s circumstances and income tax situation. All holders of Claims should consult with their tax advisors as to the particular tax consequences to them of the transactions contemplated by the Plan, including the applicability and effect of any U.S. state, local, or foreign tax laws, of any applicable income tax treaty, and of any change in applicable tax laws.

F.	Importance of Obtaining Professional Tax Assistance

The foregoing summary has been provided for informational purposes only. All holders of Claims and Interests are urged to consult their own tax advisors concerning the U.S. federal, local, and non-U.S. income tax and other tax consequences that may result from implementation of the Plan.

SECTION XII.
CERTAIN brazilian TAX CONSIDERATIONS

The following discussion is a summary of certain material Brazilian tax consequences of the consummation of the Plan to holders of Addressed Claims. The following discussion does not address the Brazilian tax consequences to holders of Claims and Interests who are either (x) Unimpaired and presumed to have accepted the Plan or (y) Impaired and deemed to have rejected the Plan. In addition, this discussion does not address the receipt of any consideration being received on account of a person’s capacity other than as a holder of a Claim.

This discussion applies to individuals, legal entities, trusts, or organizations that are resident or domiciled outside of Brazil for purposes of Brazilian taxation
(“Non-Resident Holders”), and to individuals or legal entities that are resident or domiciled in Brazil for purposes of Brazilian taxation (“Resident Holders”).

Generally, the Plan as currently stated is not expected to have any material Brazilian tax consequences to the Debtors. Accordingly, this discussion does not address Brazilian income tax consequences to the Debtors resulting from the implementation of the Plan.

The discussion of Brazilian tax consequences below is based on the Brazilian laws and

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regulations currently enforced and as applied on the date of this Disclosure Statement, which are subject to change and to differing interpretations. The tax consequences described below do not take into account tax treaties or reciprocity of tax treatment entered into by Brazil and other countries.

This discussion is not a comprehensive description of all of the Brazilian tax consequences that may be relevant with respect to the Plan. Non-Resident Holders and Resident Holders are urged to consult their own tax advisors regarding their particular circumstances and the Brazilian tax consequences with respect to the Plan.

The following discussion also does not address any potential Brazilian tax consequences of a future conversion of the New Equity as described in the Plan as such consequences are currently uncertain and may be impacted by the facts present at such time.

A.	Brazilian Tax Consequences of the Consideration
1.	Non-Resident Holders

Pursuant to the Plan, each Non-Resident Holder of an Addressed Claim will receive its applicable Consideration.

The payment in Cash of the Addressed Claims is not expected to trigger any Brazilian tax consequence; provided, that the holder of such Addressed Claim is a Non-Resident Holder and that the payments will be made by a Debtor that is not resident or domiciled in Brazil for tax purposes (“Non-Resident Debtor”) and such payments are made with funds held by such Non-Resident Debtor outside of Brazil.

If the payment in Cash is made by a Debtor resident or domiciled in Brazil (“Brazilian Debtor”) to a Non-Resident Holder, it may be subject to withholding income tax at rates of up to 25%, depending on the nature of the Addressed Claim. With respect to Addressed Claims arising from services rendered to the Brazilian Debtor, other taxes may be applicable, such as the Services Tax.

The exchange of the Addressed Claims for other debt instruments or equity, as the case may be, would be considered a disposition event, according to Brazilian Law.

Generally, capital gains generated outside of Brazil arising from the sale or disposition of assets in Brazil by a non-resident of Brazil either to a Brazilian buyer or not, are subject to withholding income tax in Brazil, according to Article 26 of Law No. 10,833, of December 29, 2003. With respect to the Addressed Claims that are issued and/or registered abroad or otherwise owed by a Non-Resident Debtor, they should not fall within the definition of assets located in Brazil for purposes of Law No. 10,833. Therefore, it is possible to argue that any gain on the exchange of the Addressed Claims made outside Brazil would not be subject to Brazilian taxes. However, given the general and unclear scope of this legislation and the absence of judicial guidance in respect thereof, no assurances can be provided that such interpretation would prevail in the courts of Brazil.

In case this interpretation does not prevail and the Addressed Claims that are issued and/or

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registered abroad or that are owed by a Non-Brazilian Debtor are deemed to be assets in Brazil, as well as in the case of the Addressed Claims that are issued and/or registered in Brazil or owed by a Brazilian Debtor, as applicable, any gain earned by the Non-Resident Holder on the exchange may be subject to withholding income tax in Brazil. For Non-Resident Holders that are not resident in Favorable Tax Jurisdictions (see Section XII.B.5 (Discussion on Favorable Tax Jurisdictions)), income tax on gains realized on the sale or disposition of assets located in Brazil will be subject to rates ranging from 15% to 22.5%, according to the amount of the gain, as follows: (i) 15% for the part of the gains up to R$5 million; (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million; (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million; and (iv) 22.5% for the part of the gain that exceeds R$30 million.

A rate lower than 15% may be provided for in an applicable tax treaty between Brazil and the country where the Non-Resident Holder is domiciled.

If the Non-Resident Holder making the disposition is domiciled or resident in a Favorable Tax Jurisdiction, the gain will be subject to a flat 25% rate (see Section XII.B.5 (Discussion on Favorable Tax Jurisdictions)).

The exchange may be deemed as payment of the debt owed by a Brazilian Debtor. If the debt comprises accrued interest, the payment of interest portion will be subject to withholding income tax at the rate of 15% or 25%, in case of a Non-Resident Holder that is domiciled or resident in a Favorable Tax Jurisdiction. See Section XII.B.5 (Discussion on Favorable Tax Jurisdictions). In case of claims arising from services or other commercial transaction, the withholding income tax could also apply at rates of up to 25%, and other taxes may be applicable, such as the Services Tax.

2.	Resident Holder

As a rule, any income (including interest, fees, commissions, expenses, consideration for services, capital gains, and any other increase in the net worth) earned by a Resident Holder is subject to income tax in Brazil, regardless of the location of the paying source. The payment of principal of a debt instrument does not qualify as income for Brazilian tax purposes.

Accordingly, the payment of the Consideration to Resident Holders will generally be subject to income taxes (including Personal Income Tax – “IRPF,” Corporate Income Tax – “IRPJ,” and Social Contribution on Profits – “CSLL”) in Brazil at nominal rates of up to 34%, to the extent it corresponds to income that was not previously taxed. The applicable rates will depend on the nature and tax regime applicable to each Resident Holder. In case of Addressed Claims arising from services rendered to the Debtor or other commercial transaction not taxed before, the Consideration could also be subject to other taxes, such as Service Tax and Social Security Contributions on Gross Revenues.

If the Consideration is paid by a Brazilian Debtor, the applicable taxes may be withheld at the source. In certain cases, these withheld at source taxes may be used as a tax credit by the Resident Holder.

The exchange of the Addressed Claims that are debt instruments for New Debt and/or New

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Equity, as the case may be, would be considered a disposition event, according to Brazilian Law. Capital gains arising from such disposition will generally be subject to income taxes at nominal rates of up to 34%. The applicable rates will depend on the nature and tax regime applicable to each Resident Holder. Losses incurred by Resident Holders outside Brazil are generally non-deductible for tax purposes in Brazil.

B.	Consequences of Owning or Disposing the New Debt and the New Equity
1.	Ownership of the New Debt
i.	Non-Resident Holder

As a rule, a Non-Resident Holder is taxed in Brazil only when income is derived from Brazilian sources. Therefore, as long as the New Debt will be issued outside Brazil by a Non-Brazilian Debtor, any income (including interest, fees, commissions, expenses, and any other income payable by such Non-Brazilian Debtor in respect of the New Debt in favor of Non-Resident Holders) should not be subject to withholdings or deduction in respect of Brazilian income taxes or any other taxes, duties, assessments, or governmental charges in Brazil, provided that such payments are made with funds held by such Non-Brazilian Debtor outside of Brazil and an entity organized in Brazil serves as a guarantor on such debt (“Brazilian Guarantor”) is not required to pay any amount in respect of the New Debt.

In the event the issuer fails to timely pay any amount due, including any payment of principal, interest or any other amount that may be due and payable in respect of the New Debt, the Brazilian Guarantor may be required to assume the obligation to pay such amounts due. In this case, Brazilian tax authorities could attempt to impose withholding income tax upon such payments.

As there are no specific legal provisions dealing with the imposition of withholding income tax on payments made by Brazilian sources to non-resident beneficiaries under guarantees and no uniform decision from the Brazilian courts, there is a risk that tax authorities could take the position that the funds (interest and principal) remitted by the Brazilian Guarantor to the Non-Resident Holders may be subject to the imposition of withholding income tax at a generally applicable 15% rate or at a 25% rate, if the Non-Resident Holders are located in a Favorable Tax Jurisdiction. See Section XII.B.5 (Discussion on Favorable Tax Jurisdictions).

There are grounds to argue that (i) payments made under a guarantee structure should be subject to imposition of withholding income tax according to the nature of the guaranteed payment, in which case only interest should be subject to taxation at the rates of 15% or 25%, in cases of beneficiaries located in a Favorable Tax Jurisdiction; or (ii) that payments made under guarantee by Brazilian sources to non-resident beneficiaries should not be subject to the imposition of withholding income tax, to the extent that they should qualify as a credit transaction between the Guarantor and the obligor. The imposition of withholding income tax under these circumstances has not been settled by the Brazilian courts. Any other payments made by a Brazilian Guarantor may be subject to a specific tax treatment in Brazil, depending on the nature of the payment and the location of the respective Non-Resident Holder.

Please note that a different income tax rate may be provided for in an applicable tax treaty

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between Brazil and the country of residence of the Non-Resident Holder.

In the case of interest paid in connection with the New Debt by a Brazilian Debtor, a withholding income tax will be levied at a generally applicable 15% rate or at a 25% rate, if the Non-Resident Holders are located in a Favorable Tax Jurisdiction. See Section XII.B.5 (Discussion on Favorable Tax Jurisdictions).

ii.	Resident Holder

As a rule, any interest income arising from the New Debt earned by a Resident Holder will generally be subject to income taxes in Brazil at nominal rates of up to 34%. The applicable rates will depend on the nature and tax regime applicable to each Resident Holder. If the interest is subject to any withholding tax abroad, a tax credit may be available in Brazil to the Resident Holder. In case of Resident Holders that are legal entities, other taxes may be applicable.

If the payment of interest is made by a Brazilian Guarantor, a withholding income tax at rates ranging from 22.5% to 15% may be applicable. In certain cases, this withholding income tax may be used as a tax credit by the Resident Holder.

The payments of the principal of the New Debt should not qualify as income for Brazilian tax purposes.

2.	Sale, Exchange, or Disposition of the New Debt
i.	Non-Resident Holder

Under Article 26 of Law No. 10,833, of December 29, 2003, capital gains generated outside Brazil arising from the sale, exchange, or disposition of assets in Brazil by a non-resident of Brazil either to a Brazilian buyer or not, are subject to income tax in Brazil. In case of the New Debt being issued and registered abroad, it should not fall within the definition of assets located in Brazil for purposes of Law No. 10,833. Therefore, it is possible to argue that the gains on the sale, exchange or disposition of the New Debt would not be subject to Brazilian taxes. However, given the general and unclear scope of this legislation and the absence of judicial guidance in respect thereof, we cannot assure that such interpretation will prevail in the courts of Brazil.

In case the New Debt issued and registered abroad is deemed to be an asset located in Brazil, the gains deriving from a sale, exchange or disposition of the New Debt may be subject to withholding income tax in Brazil. For Non-Resident Holders that are not resident in Favorable Tax Jurisdictions (as defined below), income tax on gains realized on the sale, exchange, or disposition of assets located in Brazil will be subject to rates ranging from 15% to 22.5%, according to the amount of the gain, as follows: (i) 15% for the part of the gains up to R$5 million; (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million; (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million; and (iv) 22.5% for the part of the gain that exceeds R$30 million. A rate lower than 15% may be provided for in an applicable tax treaty between Brazil and the country where the Non-Resident Holder is domiciled.

If the Non-Resident Holder making the disposition is domiciled or resident in a Favorable

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Tax Jurisdiction, the gains may be subject to a flat 25% rate. See Section XII.B.5 (Discussion on Favorable Tax Jurisdictions).

In the case of New Debt issued in Brazil, as applicable, the gains deriving from a sale, exchange, or disposition of the New Debt may be subject to withholding income tax in Brazil at the general rate of 15%.

ii.	Resident Holder

Generally, any capital gain earned by a Brazilian Holder from the sale, exchange, or disposition of the New Debt may be subject to income taxes in Brazil at rates of up to 34%, regardless of where the disposition is made. The applicable rates will depend on the nature and tax regime applicable to each Resident Holder. If the capital gain is subject to income tax abroad, a tax credit may be available in Brazil to the Resident Holder. In case of Resident Holders that are legal entities, other taxes may be applicable.

3.	Ownership of the New Equity
i.	Non-Resident Holder

According to the Plan, the New Equity will be issued by New GOL Parent, a company that is not domiciled or resident in Brazil. The New GOL Parent would own, directly or indirectly, equity interest in Reorganized GLAI.

Generally, a Non-Resident Holder is taxed in Brazil only when income is derived from Brazilian sources. Therefore, as the New GOL Parent is not expected to be considered as resident or domiciled in Brazil for tax purposes, any dividends paid in favor of Non-Resident Holders should not be subject to withholdings or deductions in respect of Brazilian income tax or any other taxes, duties, assessments, or governmental charges in Brazil, provided that such payments are made with funds held by the New GOL Parent outside of Brazil.

ii.	Resident Holder

As a rule, any dividend income arising from the New Equity earned by a Resident Holder will generally be subject to income taxes in Brazil at nominal rates of up to 34%. The applicable rates will depend on the nature and tax regime applicable to each Resident Holder. If the dividend is subject to withholding tax abroad, a tax credit may be available in Brazil to the Resident Holder. In case of Resident Holders that are legal entities, other taxes may be applicable.

4.	Sale, Exchange, or Other Disposition of New Equity
i.	Non-Resident Holder

Generally, capital gains generated outside Brazil as a result of a transfer of assets located outside Brazil are not subject to taxation in Brazil. On the other hand, capital gains derived from the transfer of assets located in Brazil between non-Brazilian residents, and between a non-Brazilian resident and a Brazilian resident, are subject to income tax, according to Law No. 10,833, enacted on December 29, 2003. Given that New GOL Parent will not be incorporated under the

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laws of Brazil and will not be domiciled or resident in Brazil, it would not qualify as a Brazilian resident for purposes of the Brazilian tax legislation. Therefore, the New Equity should not fall within the definition of assets located in Brazil for purposes of Law No. 10,833.

However, considering the general and unclear scope of this legislation and the absence of judicial guidance in respect thereof, we cannot assure that such interpretation will prevail in the courts of Brazil. If the New Equity is deemed to be an asset located in Brazil, the gains deriving from a sale, exchange or disposition of the New Debt may be subject to withholding income tax in Brazil, at progressive rates as follows: (i) 15% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the part of the gain that exceeds R$30 million; or a 25% rate, if the Non-Resident Holders are located in a Favorable Tax Jurisdiction. See Section XII.B.5 (Discussion on Favorable Tax Jurisdictions).

Please note that a different income tax rate may be provided for in an applicable tax treaty between Brazil and the country of residence of the Non-Resident Holder.

ii.	Resident Holder

Generally, any capital gain earned by a Brazilian Holder from the sale, exchange, or disposition of the New Equity may be subject to income taxes in Brazil at rates of up to 34%, regardless of where the disposition is made. The applicable rates will depend on the nature and tax regime applicable to each Resident Holder. If the capital gain is subject to any income tax abroad, a tax credit may be available in Brazil to the Resident Holder. In case of Resident Holders that are legal entities, other taxes may be applicable.

5.	Discussion on Favorable Tax Jurisdiction

For Brazilian tax purposes, a “Favorable Tax Jurisdiction” is a country that (i) does not impose any tax on income; (ii) imposes income tax at a maximum rate lower than 17%; or (iii) imposes restrictions on the disclosure of ownership composition or securities ownership or does not allow for the identification of the beneficial owners of the earnings that are attributed to non-residents.

Brazilian tax regulations provide for a concept of “Privileged Tax Regime” (as per Law No. 11,727, dated June 23, 2008, as amended by Law No. 14,596, dated June 14, 2023), i.e., a regime that (i) does not tax income or taxes it at a maximum rate lower than 17%; (ii) grants tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or in the territory, or (b) conditioned upon the non-exercise of a substantial economic activity in the country or in the territory; (iii) does not tax or taxes foreign sourced income at a maximum rate lower than 17%; or (iv) restricts the disclosure of information related to the ownership of shares, goods, and rights, as well as to the information related to the economic transactions carried out.

Normative Ruling No. 1,037, dated June 4, 2010, as amended (“Normative Ruling No. 1,037”), provides a list of the Favorable Tax Jurisdictions and Privileged Tax Regimes. Normative Ruling No. 1,037 is periodically updated to include and exclude

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countries, locations, and tax regimes from the lists of Favorable Tax Jurisdictions and Privileged Tax Regimes. Our interpretation is that Normative Ruling No. 1,037 represents an exhaustive list of the Favorable Tax Jurisdictions and Privileged Tax Regimes to be considered for Brazilian tax purposes.

Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the above-mentioned concept of “Privileged Tax Regime” should not apply to any withholding income tax on the New Debt and the New Equity, one cannot assure that subsequent legislation or interpretations by the Brazilian tax authorities will provide otherwise. Currently, the understanding of the Brazilian tax authorities is that the 15% rate would apply to interest such as those eventually paid to a Non-Resident Holder under a Privileged Tax Regime (Answer to Advance Tax Ruling Request COSIT No. 575, dated December 20, 2017). In any case, if Brazilian tax authorities determine that payments made to a Non-Resident Holder under a Privileged Tax Regime are subject to the same rules applicable to payments made to Non-Resident Holder located in a Favorable Tax Jurisdiction, the withholding income tax applicable to such payments could be assessed at a rate up to 25%.

We recommend prospective investors consult their own tax advisors from time to time to verify any possible tax consequences arising of Normative Ruling No. 1,037, as amended, Law No. 11,727 and Law No. 14,596.

C.	Other Brazilian Tax Considerations

In addition to withholding income tax, Brazilian law imposes a Tax on Foreign Exchange Transactions (Imposto sobre Operações de Crédito, Câmbio e Seguro, ou relativas a Títulos e Valores Mobiliários), or “IOF/FX,” on the conversion of reais into foreign currency and on the conversion of foreign currency into reais.

Currently, the IOF/FX rate for almost all foreign currency exchange transactions is 0.38%, including foreign exchange transactions in connection with payments of interest to Non-Resident Holders.

Despite the above, in any case, the Brazilian government is allowed to reduce the IOF/FX rate at any time down to 0% or increase the IOF/FX rate at any time up to 25%, but only with respect to future foreign exchange transactions.

In addition, the Brazilian tax authorities could argue that a tax on credit transactions (Imposto sobre Operações de Crédito, Câmbio e Seguro, ou relativas a Títulos e Valores Mobiliários, or “IOF/Loan”), could be imposed upon any amount paid by a Brazilian Guarantor at a rate of, in principle, 1.88% of the total amount paid. In that case, the Brazilian Guarantor would be liable for the IOF/Loan.

D.	Stamp, Transfer, or Similar Taxes

Generally, there is no stamp, transfer, or other similar tax in Brazil with respect to the transfer, assignment, or sale of any debt or equity instrument outside Brazil (including the New Debt and New Equity) nor any federal inheritance, gift, or succession tax applicable to the ownership, transfer, or disposition of the New Debt or New Equity; however, there are gift and

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inheritance taxes imposed in some states of Brazil on gifts and bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such Brazilian states.

E.	Importance of Obtaining Professional Tax Assistance

THIS SUMMARY HAS BEEN PROVIDED FOR INFORMATIONAL PURPOSES ONLY. ALL NON-RESIDENT HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE BRAZILIAN TAX AND OTHER TAX CONSEQUENCES THAT MAY RESULT FROM IMPLEMENTATION OF THE PLAN.

SECTION XIII.
CERTAIN LUXEMBOURG INCOME TAX CONSIDERATIONS

This summary addresses solely certain material Luxembourg tax consequences of the implementation of the Plan and does not purport to describe every aspect of taxation that may be relevant to a particular Holder (as defined below). Tax matters are complex, and the tax consequences of the Plan to a particular Holder will depend in part on such Holder’s circumstances. Accordingly, a Holder is urged to consult its own tax advisor for a full understanding of the tax consequences of transactions contemplated by the Plan to them, including the applicability and effect of Luxembourg tax laws.

Where in this summary English terms and expressions are used to refer to Luxembourg concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Luxembourg concepts under Luxembourg tax law. For the purposes of this summary, the term “Holder” shall mean a holder of the Addressed Claims and/or the New Debt. Similarly, for the purposes of this summary, New GOL Parent is assumed to be solely a tax resident in Luxembourg.

This summary is based on the tax law of Luxembourg (excluding unpublished case law) in effect as of the date of the Plan. The tax law upon which this summary is based is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

This overview assumes that each transaction with respect to the Plan is at arm’s length.

The summary in this Luxembourg taxation paragraph does not address the Luxembourg tax consequences for a Holder who:

(i)	is an investor as defined in a specific law (such as the law on family wealth management companies of 11 May 2007, as amended, the law on undertakings for collective investment of 17 December 2010, as amended, the law on specialized investment funds of 13 February 2007, as amended, the law on reserved alternative investment funds of 23 July 2016, the law on securitisation of 22 March 2004, as amended, the law on venture capital vehicles of 15 June 2004, as amended and the law on pension saving companies and associations of 13 July 2005);
(ii)	is, in whole or in part, exempt from tax;
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(iii)	acquires, owns, or disposes of the Addressed Claims in connection with a membership of a management board, a supervisory board, an employment relationship, a deemed employment relationship, or management role; or
(iv)	has a substantial interest in GEF or GFL (the “Luxembourg Debtors”) or a deemed substantial interest in the Luxembourg Debtors, for Luxembourg tax purposes. Generally, a person holds a substantial interest if such person owns or is deemed to own, directly or indirectly, more than 10% of the shares or interest in an entity.

The following paragraphs do not address any Luxembourg taxation aspects in relation to a potential future conversion of any New Debt to the applicable issuer of the New Debt and New Equity as described in the Plan, as such consequences are currently uncertain and may be impacted by the facts present at such time.

A.	Certain Luxembourg Tax Consequences for Debtors of the Addressed Claims and the New Debt

Any gain derived by a Debtor upon exchange of the Addressed Claims by Luxembourg tax resident Debtors for the Take-Back Notes and 2026 Alternative Notes is in principle fully taxable to Luxembourg corporate income tax (“CIT”) and municipal business tax (“MBT”) (at a combined rate of 23.87% in 2025, if its tax base exceeds EUR 200,000 and it maintained its registered office in Luxembourg-city). However, such taxable gain may potentially (i) be offset (entirely or partially) by any available tax losses carry forward at the time of the Effective Date (including any such losses arising during the year of the exchange) of such Debtor or (ii) be exempt from CIT and MBT if they qualify as “debt waiver gains” (gain d’assainissement).

The Debtors are not expected to suffer any increased CIT or MBT cost solely resulting from the contemplated exchange, provided however that each of the Debtors has sufficient available and unquestioned tax losses brought forward so as to entirely offset the gains (if any) deriving from such exchange.

A potential application of the tax exemption referred to under (ii) requires a certain number of factual conditions which have so far been subject to a rather conservative interpretation from the Luxembourg tax authorities. The current expectation is that the availability of the tax exemption applicable to “debt waiver gains” (gain d’assainissement) is rather unlikely to be achievable for the Debtors as the factual framework, and the relevant elements do not seem to fully align with the required conditions.

It follows from these considerations that—in the absence of sufficient available and unquestioned tax losses brought forward for each of the Debtors (as explained to above)—any gains derived from the contemplated exchange could be either partially (if only partially offset by available tax losses carried forward) or fully taxable to CIT and MBT (at the above rate) for each of such Debtors, which could therefore result in material adverse effects on their businesses, financial conditions, results, or operations.

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B.	Certain Luxembourg Tax Consequences for Holders of Addressed Claims, the New Debt, and the New Equity
1.	Certain Luxembourg Tax Consequences for Holders in Relation with Exchange of Addressed Claim

Non-resident Holders that do not have a permanent establishment, a permanent representative, or a fixed place of business in Luxembourg to which the Consideration received in exchange (in whole or partial consideration) for the relevant Addressed Claim are attributable are not subject to Luxembourg income taxes in respect of any payments of principal or interest (including accrued but unpaid interest) or realise capital gains derived or deemed to be derived in connection with the exchange of the Addressed Claims by Luxembourg tax resident Debtors for the Take-Back Notes and 2026 Alternative Notes.

2.	Certain Luxembourg Tax Consequences for Holders in Relation with the Conversion of the Exchangeable Take-Back Notes into New Equity

Non-resident Holders that do not have a permanent establishment, a permanent representative, or a fixed place of business in Luxembourg to which the New Equity received upon conversion (in whole or in part) of the Exchangeable Take-Back Notes are attributable are not subject to Luxembourg income taxes in respect of any payments of principal or interest (including accrued but unpaid interest) or capital gains derived or deemed to be derived from the conversion of the Exchangeable Take-Back Notes into the New Equity issued by New GOL Parent.

3.	Withholding Tax
i.	Withholding Tax on the New Debt
d.	Luxembourg Non-Resident Holders

All payments of interest and principal under the New Debt made to Luxembourg non-resident Holders may be made free from withholding or deduction of or for any taxes of whatever nature imposed, levied, withheld, or assessed by Luxembourg or any political subdivision or taxing authority of or in Luxembourg.

e.	Luxembourg Individual Resident Holders

Under the law of 23 December 2005 as amended (the “Relibi Law”), payments of interest and similar income paid by a paying agent and made or deemed to be made to an individual who is resident in Luxembourg may be subject to a withholding tax of 20% of the payment. The 20% withholding tax is levied by the aforementioned paying agent.

In the event that interest is paid to a Luxembourg resident individual Holder by a paying agent established in an EU Member State other than Luxembourg, or an EEA State, the beneficiary may opt for the application of the 20% withholding tax in accordance with the Relibi Law (see above), or the 20% tax. The 20% tax is paid and declared by the beneficiary.

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The 20% withholding tax and the 20% tax will constitute a full discharge of income tax for Luxembourg resident individuals acting in the context of the management of their private wealth.

ii.	Withholding Tax on the New Equity

Dividends distributed by New GOL Parent to its Luxembourg resident and non-resident shareholders are generally subject to a fifteen percent (15%) withholding tax in Luxembourg (if levied on the gross dividend amount), or seventeen point sixty-five percent (17.65%) (if levied on the net dividend amount made available (mis à disposition) of the beneficiary), unless a reduced treaty rate or the participation exemption applies. Under certain conditions, a corresponding tax credit may be granted to the shareholders (subject to certain restrictions and limitations). Responsibility for the withholding of the tax is assumed by New GOL Parent.

A withholding tax exemption applies under the participation exemption regime (subject to any applicable anti-abuse rules), if cumulatively (i) the shareholder is an eligible parent (“Eligible Parent”) and (ii) at the time the income is made available, the Eligible Parent holds or commits itself to hold for an uninterrupted period of at least twelve (12) months a participation representing either (a) a direct participation of at least ten percent (10%) in the share capital of New GOL Parent or (b) a direct participation in New GOL Parent of an acquisition price of at least one million two hundred thousand euros (EUR 1,200,000) or its equivalent in another currency. Holding a participation through a tax transparent entity is deemed to be a direct participation in the proportion of the net assets held in this entity. An Eligible Parent includes notably (i) a company covered by Article 2 of the Council Directive 2011/96/EU dated November 30, 2011 (the “Parent-Subsidiary Directive”) or a Luxembourg permanent establishment thereof, (ii) a company resident in a State having a double tax treaty with Luxembourg and liable to a tax corresponding to Luxembourg CIT or a Luxembourg permanent establishment thereof, (iii) a capital company (société de capitaux) or a cooperative company (société coopérative) resident in a Member State of the EEA other than an EU Member State and liable to a tax corresponding to Luxembourg CIT or a Luxembourg permanent establishment thereof, or (iv) a Swiss capital company (société de capitaux) which is subject to CIT in Switzerland without benefiting from an exemption.

No withholding tax is levied on capital gains and liquidation proceeds.

4.	Taxes on Income and Capital Gains
i.	Luxembourg Non-Resident Holders

Non-resident Holders that do not have a permanent establishment a permanent representative or a fixed place of business in Luxembourg to which exchange or income thereon are attributable are not subject to Luxembourg income taxes in respect of any payments of principal or interest (including accrued but unpaid interest) or realise capital gains derived or deemed to be derived in connection from the New Debt.

Under Luxembourg tax laws currently in force (subject to the provisions of any applicable double taxation treaty), capital gains realized by a Luxembourg non-resident holder of the New Equity (not acting through a permanent establishment, a permanent representative or a fixed place of business in Luxembourg through which/whom the New Equity are held) are not taxable in Luxembourg unless (i) such holder holds a Substantial Participation (as defined below) in New

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GOL Parent and the disposal of the New Equity takes place less than six (6) months after the New Equity were acquired or (ii) such holder has been a former Luxembourg resident for more than fifteen (15) years and has become a non-resident, at the time of transfer, less than five (5) years ago.

ii.	Luxembourg Resident Holders

Individuals. Any payments of principal or interest (including accrued but unpaid interest) or realise capital gains derived or deemed to be derived from or in connection with the New Debt by a Luxembourg resident Holder and that that are attributable to an enterprise from which an individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, are generally subject to Luxembourg income tax. A Luxembourg resident individual Holder who invests in the New Debt as part of such person’s private wealth management is subject to Luxembourg income tax in respect of interest and similar income (such as premiums or issue discounts) derived from the New Debt, except if tax is levied on such income in accordance with the Relibi Law (see above). A gain realised by a Luxembourg resident individual Holder, acting in the course of the management of that person’s private wealth, upon the sale or disposal, in any form whatsoever, of the New Debt is not subject to Luxembourg income tax, provided this sale or disposal takes place more than six months after the New Debt are acquired. However, any portion of such gain corresponding to accrued but unpaid interest is subject to Luxembourg income tax, except if tax is levied on such interest in accordance with the Relibi Law (see above). Any payments of principal or interest (including accrued but unpaid interest) or realise capital gains derived by a Luxembourg resident individual Holder from the disposal of the New Debt prior to its acquisition is subject to income tax as well.

Dividends and other payments derived from the New Equity held by resident individual Holders, who act in the course of the management of either their private wealth or their professional/business activity, are subject to income tax at the ordinary progressive rates. Under current Luxembourg tax laws, fifty percent (50%) of the gross amount of dividends received by resident individuals from the New Equity may however be exempt from income tax under certain conditions. A total lump sum of one thousand five hundred euros (EUR 1,500) (doubled for individual taxpayers who are jointly taxable) is also deductible from total dividend received during the tax year.

Capital gains realized on the disposal of the New Equity by resident individual Holders, who act in the course of the management of their private wealth, are not subject to income tax, unless said capital gains qualify either as speculative gains or as gains on a substantial participation. Capital gains are deemed to be speculative if the New Equity are disposed of within six (6) months after their acquisition or if their disposal precedes their acquisition. Speculative gains are subject to income tax as miscellaneous income at ordinary rates. A participation is deemed to be substantial where a resident individual Holder holds or has held, either alone or together with his/her spouse or partner and/or minor children, directly or indirectly at any time within the five (5) years preceding the disposal, more than ten percent (10%) of the share capital of the company whose shares are being disposed of the substantial participation (“Substantial Participation”). A Holder is also deemed to alienate a Substantial Participation if he/she acquired free of charge, within the five (5) years preceding the transfer, a participation that was constituting a Substantial Participation in the hands of the alienator (or the alienators in case

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of successive transfers free of charge within the same five (5)-year period). Capital gains realized on a Substantial Participation more than six (6) months after the acquisition thereof are taxed according to the half-global rate method (i.e., the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on the Substantial Participation).

Corporations. A corporate Luxembourg resident Holder must include any payments derived or deemed to be derived from or in connection with the New Debt, such as principal, interest accrued or received, any redemption premium or issue discount, as well as any gain realized on the sale or disposal, in any form whatsoever, of the New Debt, in its taxable income for Luxembourg income tax purposes.

Dividends and other payments derived from the New Equity held by Luxembourg resident fully taxable companies are subject to CIT and MBT, unless the conditions of the participation exemption regime, as described below, are satisfied. A tax credit is generally granted for withholding taxes levied at source within the limit of the CIT payable in Luxembourg on such income, whereby any excess withholding tax is not refundable (but may be deductible under certain conditions). If the conditions of the participation exemption regime are not met, fifty percent (50%) of the dividends distributed by the Company to a Luxembourg fully taxable resident company are nevertheless exempt from income tax.

Under the participation exemption regime (subject to any applicable anti-abuse rules), dividends derived from the New Equity may be exempt from CIT and MBT at the level of the Holder (which holds shares into New GOL Parent) if (i) the Holder is an Eligible Parent (as defined above) and (ii) at the time the dividend is made available to the Holder, the latter holds or commits itself to hold for an uninterrupted period of at least twelve (12) months a shareholding representing a direct participation of at least ten percent (10%) in the share capital of New GOL Parent or a direct participation in New GOL Parent of an acquisition price of at least one million two hundred thousand euros (EUR 1,200,000) or its equivalent in another currency. Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. Capital gains realized by a Luxembourg fully taxable resident company on the disposal of the New Equity are subject to income tax at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied.

Under the participation exemption regime (subject to any applicable anti-abuse rules), capital gains realized on the New Equity may be exempt from CIT and MBT (save for any portion of such gain falling under certain recapture rules) at the level of the Holder if cumulatively (i) the Holder is a Luxembourg Eligible Parent and (ii) at the time the capital gain is realized, the Holder holds or commits itself to hold for an uninterrupted period of at least twelve (12) months the New Equity representing either (a) a direct participation of at least ten (10%) in the share capital of New GOL Parent or (b) a direct participation in the Company of an acquisition price of at least six million euros (EUR 6,000,000) or its equivalent in another currency. Taxable gains are determined as being the difference between the price for which the New Equity have been disposed of and the lower of their cost or book value.

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For the purposes of the participation exemption regime, the New Equity held through a tax transparent entity are considered as a direct participation proportionally to the percentage held in the net assets of the transparent entity.

iii.	General

If a Holder is neither resident nor deemed to be resident in Luxembourg, such Holder will for Luxembourg tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in Luxembourg by reason only of the execution of the documents relating to the issue of New Debt and/or the New Equity or the performance by the Luxembourg Debtors of its obligations under such documents or under the New Debt and/or the New Equity.

5.	Net Wealth Tax

Corporate Holders resident in Luxembourg and non-resident corporate Holders of the New Debt and/or the New Equity that maintain a permanent establishment, a permanent representative or fixed place of business in Luxembourg to which or to whom the New Debt and/or the New Equity are attributable are subject to annual net wealth tax on their unitary value (i.e., non-exempt assets minus liabilities and certain provisions as valued according to the Luxembourg valuation rules), levied at a rate of 0.5% if the unitary value does not exceed €500,000,000.

Individuals Holders are not subject to Luxembourg net wealth tax.

6.	Other Taxes and Duties

It is not compulsory that the New Debt agreements be filed, recorded, or enrolled with any court or other authority in Luxembourg. No registration tax, stamp duty, or any other similar documentary tax or duty is due in respect of or in connection with the Plan, the performance by the Luxembourg Debtors of its obligations under the Plan, or the mere transfer of the New Debt and/or the New Equity. The mere issuance of the New Equity by New GOL Parent triggers registration taxes and duties which should in principle amount to EUR 75 (fixed registration tax). However, a fixed or ad valorem registration duty in Luxembourg may apply (i) upon registration voluntarily or pursuant to a contractual obligation of the New Debt and/or the New Equity agreements before the Registration and Estates Department (Administration de l’enregistrement, des domaines et de la TVA) in Luxembourg (présentation à l’enregistrement), or (ii) if the New Debt and/or the New Equity agreements are (a) enclosed to a compulsorily registrable deed under Luxembourg law, (acte obligatoirement enregistrable) or (b) deposited with the official records of a notary (déposé au rang des minutes d’un notaire).

7.	Importance of Obtaining Professional Tax Assistance

The foregoing summary has been provided for informational purposes only. All Holders are urged to consult their own tax advisors concerning the Luxembourg income tax and other tax consequences that may result from implementation of the Plan.

SECTION XIV.

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Alternatives to Confirmation
and Consummation of Plan

If the Plan is not confirmed, alternatives include (i) liquidation of the Debtors under chapter 7 of the Bankruptcy Code, (ii) formulation of an alternative chapter 11 plan(s) of reorganization or liquidation; (iii) a sale of substantially all of the Debtors’ assets under section 363 of the Bankruptcy Code, or (iv) dismissal of the Chapter 11 Cases in contemplation of liquidation or dissolution under non-U.S. law. Each of these possibilities is discussed below. The Debtors have concluded that the Plan, if confirmed and consummated, is the best alternative and will maximize recoveries to their creditors and equity holders.

A.	Liquidation Under Chapter 7 or Chapter 11 of Bankruptcy Code

If the Plan is not confirmed, the Chapter 11 Cases could be converted to liquidation cases under chapter 7 of the Bankruptcy Code. In chapter 7, a trustee would be appointed to promptly liquidate the Debtors’ assets.

Although it is impossible to predict the amount of proceeds that may be obtained in a chapter 7 liquidation, the Debtors believe that the value of their estates would be substantially diminished in a liquidation, due to additional administrative expenses involved in the appointment of a trustee and attorneys, accountants, and other professionals to assist the trustee. The assets available for distribution to creditors would be reduced by those additional expenses and by additional Claims, some of which would be entitled to priority, that would arise in a liquidation, including damages claims from the rejection of leases and executory contracts in connection with the cessation of the Debtors’ operations.

The Debtors could also be liquidated pursuant to a chapter 11 plan. In a liquidation under chapter 11, the Debtors’ assets could be sold in a more orderly fashion over a longer period of time than in a chapter 7 liquidation. In addition, because no trustee is required in a chapter 11 liquidation, expenses for professional fees should be lower than in a chapter 7 liquidation. However, the drafting and pursuit of a liquidation plan and the balloting and tabulation of votes on such plan would result in additional administrative costs, and any distributions probably would be delayed. Thus, a chapter 11 liquidation might result in larger recoveries than a chapter 7 liquidation, but the delay in distributions could result in lower present values of such distributions.

It is highly unlikely that Unsecured Claim holders and Interest holders would receive any distribution in a liquidation under either chapter 7 or chapter 11.

The Debtors believe that any liquidation is a much less attractive alternative for creditors than the Plan because of the greater recoveries that the Debtors anticipate will be provided under the Plan. The Debtors believe that the Plan affords substantially greater benefits to holders of Claims and Interests than would liquidation under any chapter of the Bankruptcy Code.

The Liquidation Analysis, prepared by the Debtors with their financial advisors, premised upon a chapter 7 liquidation, is attached hereto as Exhibit C. In the Liquidation Analysis, the Debtors have considered the nature, status, and underlying value of their assets, the ultimate realizable value of such assets, and the extent to which the assets are subject to liens and security

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interests. Based on this analysis, it appears that a liquidation of the Debtors’ assets would produce less value for distribution to creditors and equity interest holders than that recoverable in each instance under the Plan.

B.	Alternative Chapter 11 Plans

If the Plan is not confirmed, the Debtors (or if the Debtors’ Exclusive Plan Period expires or is terminated, any other party in interest) could propose a different plan. Such a plan might involve (i) a reorganization and continuation of the Debtors’ business or (ii) an orderly liquidation of their assets. The Debtors, however, believe that the Plan, as described herein, enables their creditors to realize the most value under the circumstances.

The Debtors could continue to operate their business as debtors in possession, subject to the restrictions imposed by the Bankruptcy Code. However, it is not clear whether the Debtors could continue as a going concern in protracted Chapter 11 Cases due to, among other things, the high costs of operating in chapter 11 and the eroding confidence of the Debtors’ customers and trade vendors. Additionally, if the DIP Facility were terminated, it likely would be very difficult for the Debtors to obtain alternative financing.

C.	Sale Under Section 363 of the Bankruptcy Code

If the Plan is not confirmed, the Debtors could seek from the Bankruptcy Court, after notice and hearing, authorization to sell their assets under section 363 of the Bankruptcy Code. The DIP Noteholders and other secured creditors would be entitled to credit bid on any property to which their security interests attach to the extent of the value of their security interests and to offset their Claims against the purchase price of such property. In addition, all security interests in the Debtors’ assets would attach to the proceeds of any sale of the applicable assets to the same extent. In addition, the Debtors may be unable to transfer their non-U.S. operating licenses to a purchaser of their assets. The Debtors do not believe a sale of their assets under section 363 of the Bankruptcy Code would yield a higher recovery for the holders of Claims or Interests.

D.	Dismissal and Local Liquidation or Dissolution

If the Plan is not confirmed, the Chapter 11 Cases could be dismissed, in which case separate liquidation or dissolution proceedings may be commenced in the various jurisdictions where the Debtors are organized. Such proceedings may be lengthy, are unlikely to be effectively coordinated across national borders, and are unlikely to preserve the going-concern value of the Debtors’ enterprise. Accordingly, the Debtors believe that dismissal of the Chapter 11 Cases in favor of local proceedings is a much less attractive alternative compared to the Plan.

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SECTION XV.
Conclusion and Recommendation

The Debtors believe the Plan is in the best interests of their estates and stakeholders and urge the holders of Claims in the Voting Classes to vote in favor of the Plan.

As set forth in the Committee Recommendation Letter attached hereto as Exhibit F, the Committee recommends that all unsecured creditors in the Voting Classes vote to accept the Plan.

Dated: March 20, 2025 Respectfully submitted,

GOL Linhas Aéreas Inteligentes S.A., on behalf of itself and each of its Debtor affiliates

/s/ Joseph W. Bliley
Name: Joseph W. Bliley
Title: Chief Restructuring Officer

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EXHIBIT A

Plan